

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 23, 2011

By: 
Name: Rasha El Sissi
Title: Vice President, Legal

Ours is a story of growth. Growth that's rooted in our simple strategy. Growth that's supported by our genuine commitment to customers, employees, shareholders and communities. Growth that's inspired by our vision to be The Better Bank.

td.com/ar2010

2010 Annual Report



TABLE OF CONTENTS



Annual Report 2010
"Ours is a story of growth. Growth that's rooted in our simple strategy. Growth that's supported by our genuine commitment to customers, employees, shareholders and communities. Growth that's inspired by our vision to be The Better Bank."
Chair's message
Year at a glance
Our customers
Growing in an uncertain economy
Another great year for TD
Sharing our customer stories
More >>
PDF downloads



Bank Financial Group
2009 Corporate Responsibility Report
Building on our commitments
It was a landmark year. Despite the downturn we continued to stand by our customers; employ over 74,000 employees; pursue our goal to become carbon-neutral; and, increase our giving to the communities we serve.
Key Performance Indicators (KPIs)
Quick Facts
TD Stories
TD Case Studies

For more information, including video messages from Ed Clark and John Thompson, see the interactive TD Annual Report online by scanning the QR code below or visiting td.com/ar2010



For information on TD's commitments to the community see the TD Corporate Responsibility Report online by scanning the QR code below or visiting td.com/corporateresponsibility

2010 report available March 2011



2010 Snapshot[1]

NET INCOME
available to common shareholders
(millions of Canadian dollars)


■ Adjusted ■ Reported
$6,000
5,000
4,000
3,000
2,000
1,000
0
06
07
08
09
10

12.0% TD's 5-year CAGR (adjusted)

EARNINGS PER SHARE
(Canadian dollars)


■ Adjusted ■ Reported
$7
6
5
4
3
2
1
0
06
07
08
09
10

6.9% TD's 5-year CAGR (adjusted)

RETURN ON RISK-WEIGHTED ASSETS
(per cent)


■ Adjusted ■ Reported
3.5%
3.0
2.5
2.0
1.5
1.0
0.5
0
06
07
08
09
10

2.63% TD's 2010 return on risk-weighted assets (adjusted)

TOTAL ASSETS
(billions of Canadian dollars)


$700
600
500
400
300
200
100
0
06
07
08
09
10

11.2% TD's 5-year CAGR

DIVIDENDS PER SHARE
(Canadian dollars)


$3.0
2.5
2.0
1.5
1.0
0.5
0
06
07
08
09
10

9.1% TD's 5-year CAGR
8.5% Canadian peers 5-year CAGR
(45.1)% U.S. peers 5-year CAGR

TOTAL SHAREHOLDER RETURN
(5-year CAGR)

9.6%

7.7% Canadian peers
(8.9)% U.S. peers

TD'S PREMIUM RETAIL EARNINGS MIX

TD's premium earnings mix is built on a North American retail focus – a lower-risk business with consistent earnings.


17% WHOLESALE
62% CANADIAN RETAIL
21% U.S. RETAIL

83% Retail
17% Wholesale

[1] Please see the footnote on the next page for information on how these results are calculated.

Year at a Glance[1]

Launched our mobile banking application across North America

with more than 600,000 downloads

TD Bank, America's Most Convenient Bank, grew its footprint by 23%

through organic growth and acquisitions

TD named Best Bank in North America

by *Euromoney* magazine for the second year in a row

TD Canada Trust announced the introduction of 7-day banking

to more than 300 branches in 90 communities across Canada

Our retail operations posted a record $4.8 billion

in adjusted earnings for 2010

TD Waterhouse launched a global trading platform

that provides direct online real-time access for clients to 10 leading European and Asia Pacific markets

TD Securities maintained its top 3 dealer status in Canada –

number 1 in M&A completed and equity block trading; number 2 in fixed-income trading and underwriting

TD Insurance's total premiums exceeded $3 billion –

number 2 personal home and auto insurer in Canada

TD Canada Trust named Highest in Customer Satisfaction

Among the Big Five Retail Banks for the 5th year in a row

Key Financial Metrics

(millions of Canadian dollars, except where noted)	**2010**	2009	2008
Results of operations			
Total revenues – reported	**$ 19,565**	$ 17,860	$ 14,669
Total revenues – adjusted	**19,562**	18,621	14,372
Net income – reported	**4,644**	3,120	3,833
Net income – adjusted	**5,228**	4,716	3,813
Financial positions at year-end			
Total assets	**619,545**	557,219	563,214
Total deposits	**429,971**	391,034	375,694
Total loans	**272,329**	255,496	221,160
Per common share (Canadian dollars)			
Diluted earnings – reported	**5.10**	3.47	4.87
Diluted earnings – adjusted	**5.77**	5.35	4.88
Dividend payout ratio – adjusted	**42.1%**	45.6%	49.3%
Closing market price	**73.45**	61.68	56.92
Total shareholder return	**23.3%**	13.6%	(17.1)%
Financial ratios			
Tier 1 capital ratio	**12.2%**	11.3%	9.8%
Total capital ratio	**15.5%**	14.9%	12.0%
Efficiency ratio – reported	**62.2%**	68.4%	64.8%
Efficiency ratio – adjusted	**58.6%**	59.2%	64.6%

[1] Results prepared in accordance with GAAP are referred to as "reported." Adjusted results (excluding "items of note," net of tax, from reported results) and related terms are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

See "How the Bank Reports" in the accompanying Management's Discussion and Analysis for further explanation, a list of the items of note and reconciliation of non-GAAP financial measures.

"Five-year CAGR" is the compound annual growth rate calculated from 2005 to 2010 on an adjusted basis.

"TD's Premium Retail Earnings Mix" is based on adjusted results.

"Canadian Retail" earnings are the total adjusted earnings of the Canadian Personal and Commercial Banking and Wealth Management segments. "U.S. Retail" earnings are the total adjusted earnings of the U.S. Personal and Commercial Banking segments.

Canadian peers / Big Five Retail Banks include Royal Bank of Canada, Scotiabank, Bank of Montreal and Canadian Imperial Bank of Commerce.

U.S. peers include Citigroup, Bank of America, J.P. Morgan, Wells Fargo, PNC Financial and U.S. Bancorp.

For purposes of comparison with U.S. peers, dividends per share five-year compound growth rate is calculated on a year-to-date basis from Q3 2005 to Q3 2010.

Performance Indicators

Performance indicators focus effort, communicate our priorities and benchmark TD's performance as we strive to be The Better Bank. The following table highlights our performance against these indicators.

2010 PERFORMANCE INDICATORS	RESULTS[1]
FINANCIAL • Deliver above-peer-average total shareholder return[2] • Grow earnings per share (EPS) by 7% to 10% • Deliver above-peer-average return on risk-weighted assets	• TD return: 23.4% vs. Canadian peer average of 22.2% • 8% EPS growth • TD return: 2.63% vs. Canadian peer average of 1.98%
BUSINESS OPERATIONS • Grow revenue faster than expenses • Invest in core businesses to improve efficiency and effectiveness	• Revenue growth exceeded expense growth by 1% • Refer to "Business Segment Analysis" in the accompanying MD&A for details
CUSTOMER • Focus on improving Customer Experience Index (CEI)[3] • Invest in core businesses to enhance the customer experience	• CEI score: 28.6% (target 25.5%) • Refer to "Business Segment Analysis" in the accompanying MD&A for details
EMPLOYEE • Improve employee engagement score year over year • Enhance the employee experience by: – listening to our employees – building employment diversity – providing a healthy, safe and flexible work environment – providing competitive pay, benefits and performance-based compensation – investing in training and development	• Employee engagement score[4] was 4.15 in fall 2010 vs. 4.11 in fall 2009 • See TD's 2010 Corporate Responsibility Report available March 2011 • $56.3 million invested in fiscal 2010
COMMUNITY • Donate minimum of 1% of domestic pre-tax profits (five-year average) to charitable and not-for-profit organizations • Make positive contributions by: – supporting employees' community involvement and fundraising efforts – supporting advancements in our areas of focus,[5] which include education and financial literacy, creating opportunities for young people, creating opportunities for affordable housing, and the environment – protecting and preserving the environment	• 1.4%, or $38.4 million, in donations and community sponsorships in Canada vs. 1.3%, or $37.0 million, in 2009 • US$19.8 million in donations and community sponsorships in the U.S. vs. US$20.0 million in 2009 • £90,919 in donations and community sponsorships in the U.K. vs. £74,216 in 2009 • $409,000 in domestic employee volunteer grants to 593 organizations (22% year-over-year increase) • $21.5 million, or 55.5% of our community giving, directed to promote our areas of focus domestically • In 2010, TD became the largest North American-based bank to be carbon neutral • $3.5 million distributed to 970 community environmental projects through TD Friends of the Environment Foundation; an additional $3.4 million from TD's community giving budget was used to support environmental projects

[1] Performance indicators that include an earnings component are based on TD's full-year adjusted results (except as noted) as explained in "How the Bank Reports" in the accompanying MD&A. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.
[2] Total shareholder return is measured on a one-year basis from November 1, 2009, to October 31, 2010.
[3] Customer Experience Index (CEI) replaces TD's previous measure of customer satisfaction. CEI is a measurement program that tracks TD customers' loyalty and advocacy.
[4] Scale for employee engagement score is from one to five.
[5] In fiscal 2010, our areas of focus were updated to reflect the findings of a global review of TD's community giving strategy.

Group President and CEO's Message

It was another great year for TD. As economic headwinds lingered, we delivered $5.2 billion in adjusted profit, and our retail operations posted a record $4.8 billion in adjusted earnings. We continued to grow our presence. In Canada, this meant continued leadership in customer service, additional banking hours and the opening of 21 new branches. In the U.S., we added about 240 stores through the acquisition of The South Financial Group, Inc. and the operations of three Florida banks purchased from the U.S. Federal Deposit Insurance Corporation.

A STORY OF GROWTH

There's no question that 2010 was a year of significant growth for TD. While the economy is still recovering, our outstanding retail banking businesses continued to deliver strong results, and our Wholesale business earned above its target rate of return. This year, TD's earnings per share returned to a level roughly in line with 2007, which is a remarkable achievement given the continuing challenges in the economy and the fact that our share count is significantly higher than it was three years ago. In short, we're very proud of our performance.

Our Canadian Personal and Commercial Banking operations continue to be our engine of growth, thanks to strength in the Canadian housing market, strong volume growth in personal and business deposits and market share gains in business banking. The operating environment also improved for TD Insurance, positioning it well for the future.

TD Bank, America's Most Convenient Bank, continued to grow organically and also completed a number of acquisitions to further build out our Maine-to-Florida footprint and continued to perform well despite the weak economy and an uncertain regulatory environment.

Performance in our Wealth Management business continued to strengthen throughout the year, marking seven consecutive quarters of improved profit. We continued to be competitive in attracting new assets, and TD Investment Management was recognized by *Benefits Canada* as the fastest-growing pension money manager for 2010 in the greater than $10 billion assets category.

Meanwhile, our Wholesale business normalized as we had expected and continued to deliver strong results in the face of challenging market conditions. TD Securities also grew its fixed-income, currency and commodities businesses and continued to build out its investment banking capabilities.

SIGNIFICANT MILESTONES

A few things really stood out for me. First, TD Canada Trust continued to set the high-watermark for providing legendary service and unparalleled convenience to customers, winning the J.D. Power and Associates award for the fifth year in a row and the Synovate award for the sixth straight year – an outstanding success.

We continued to put our commitment to our customers into action. We recognize that not all customers operate on the same schedule. To better meet their needs, TD Canada Trust announced seven-day banking, which will let customers at 300 branches across Canada do their banking on any day of the week. And this year, we also celebrated our 150th anniversary of operating in Quebec – a terrific milestone in an important market. We continued to support the communities where our customers and employees live and work. This is much more than simple cheque-cutting – we worked to increase the impact of our donations by encouraging our customers and employees to get involved and by working directly with community groups.

It was a great year for our U.S. franchise. First, we bought the operations of three banks from the U.S. Federal Deposit Insurance Corporation (FDIC). We were pleased to be involved in these transactions, which not only helped grow our presence in the U.S. but also allowed us to work with the FDIC in its mission to maintain stability and public confidence in the U.S. financial system. These acquisitions were an excellent opportunity for TD to expand in the deposit-rich Florida market. We were then able to successfully complete the acquisition of The South Financial Group, Inc. (TSFG), an experienced commercial lender with a presence in Florida and North and South Carolina. The TSFG transaction was an acquisition that carried acceptable asset risk and allowed us to rapidly increase our scale in the strategically important Florida market. We plan to convert it to the TD brand in 2011. While we're still in the early days for these additions, we're happy with what we've seen so far in terms of performance.

We also remained focused on a conservative approach to risk management. We take only risks that we understand and can manage within an acceptable level. That approach has been crucial to our ability to navigate the financial crisis. It was also reflected in the acquisitions we completed in 2010.

If you look at all of TD's accomplishments throughout 2010, it's clear that we strengthened our position as a growth-oriented top North American bank. Our success was recognized by *Euromoney*, one of the world's leading international business and investment magazines, which named TD the Best Bank in North America for the second year in a row.

A GROWTH-ORIENTED NORTH AMERICAN BANK

We're very pleased with how our U.S. Personal and Commercial Banking business is performing. Our focus has been on organic growth complemented by strategic acquisitions, and we made progress on both fronts. In 2010, TD Bank, America's Most Convenient Bank, added 32 new stores, aside from the acquisitions we made. The year also marked an important milestone for our U.S. business, as it delivered the highest level of adjusted profit since TD entered that market. On the regulatory front, we saw some clarity regarding the regulation of overdraft fees, and we're happy to see the U.S. banking system is moving toward a more packaged approach, similar to Canada's.

The economy and the U.S. regulatory environment remain uncertain, but despite the current economic challenges, our commitment to the U.S. is unwavering. We'll continue to lend to customers, just as we have throughout the recession. In fact, since the downturn started in 2007, we've grown our U.S. lending volume by 25 per cent. We also remain very happy with our investment in TD Ameritrade. Our relationship represents a strategic fit with our retail bank with mutually attractive cross-selling opportunities that will play an important role in the success of both companies.

DRIVEN BY A SIMPLE STRATEGY

I said last year that our strategy would not change in 2010, and it didn't. We will continue to focus on producing long-term, profitable growth by building great franchises and delivering value to our customers, shareholders and communities. The strategy has clearly worked well for us. In 2002, we were the third largest Canadian bank by market capitalization. Today, we're the sixth largest in North America, and our market capitalization has tripled in that time. We'll continue to win market share with our product and service offering and our commitment to deliver the absolute best in customer service and convenience. Despite the ongoing economic turbulence, we'll continue to lend. We didn't make bad loans in good times, so we're able to make good loans in bad times.

We think interest rates are going to stay low for a prolonged period, and that certainly impacts our operations. This means it's going to get tougher to repeat our past success. As a result, we're keeping a very close eye on expense management. This won't be about simply cutting but, rather, prudently moderating the pace at which our expenses are growing. At the same time, we're also always looking for new ways to drive revenue consistent with our risk appetite. Long-term growth is always a priority for us, despite any economic challenges we encounter. Throughout the downturn, we kept our business model intact, and we don't plan to change that. While we'll manage expenses, we will continue to strategically invest in our business for the future where it makes sense.

ONE OF THE BEST TEAMS IN BANKING

It's clear to me and to the entire senior executive team that those investments will include people. It takes a lot of talent, experience and expertise to build The Better Bank, and we recognize the important contributions that each employee has made to TD's ongoing success. Thanks to our people, we were able to navigate through the worst operating environment since the Great Depression and deliver earnings growth despite continued uncertainty. Our employment brand is the strongest it has ever been, and we'll continue to invest in making TD an extraordinary place to work.

WELL POSITIONED FOR SUSTAINABLE GROWTH

The economy is still on shaky footing, and we can't say that a sustainable recovery has taken hold. We're not out of the woods yet. On top of the weak economy, we're also facing regulatory uncertainty as authorities around the world work toward a new set of capital rules to ensure the same type of crisis doesn't happen again. We're confident we are well positioned to address the new rules and believe we will not need to raise new capital as a result.

Despite these challenges, TD is in a very strong position to take advantage of new opportunities for sustainable, long-term growth. Our focus on lower-risk, reliable and steady streams of retail earnings proved to be the right banking model, and I believe that it will continue to drive our results. TD Canada Trust will continue to focus on being the best-in-class Canadian retail bank and driving organic growth. And just as it is today, customer service will continue to be front and centre in terms of the future of all of our retail businesses. This is much more than a nice-to-have for us. It's a critical part of our strategy and it's what sets us apart from our competitors.

In the U.S., we'll leverage our expanded network of stores to continue to win share. We've got a great opportunity to give customers access – from the moment they walk in the door – to the entire bank, from commercial products and services to retail and insurance.

Our Wealth business is on a growth trajectory and will continue to thrive under new leadership. TD Securities will build on its achievements as it continues to build out the client-driven franchise dealer model.

IN CLOSING

While challenges and uncertainty persist, we've clearly shown we're a resilient, integrated and customer-focused bank with momentum on our side. We're a growth company, and that's precisely what our focus will be for the year ahead. I want to thank each and every one of our employees for everything they did to contribute to TD's success in 2010. Their dedication, talent and enthusiasm are also why I'm looking forward to 2011 and why I'm confident TD's best days are definitely yet to come.



Ed Clark
Group President and Chief Executive Officer

Chairman of the Board's Message

When I wrote to you a year ago, the global economy was still struggling through the recession. Many companies and entire industries were simply trying to ride out the storm. And while economic conditions didn't get worse in 2010, they also didn't get much better. However, we felt confident that our strategy of producing long-term profitable growth by building great franchises and delivering value to our customers, shareholders and communities would enable us to grow in 2010. And it did.

Our focus on lower-risk retail banking allowed us not only to weather the global economic storm, but to grow through it and emerge with momentum. Ours is a strategy we believe in and one that clearly works.

GROWING IN AN UNCERTAIN ECONOMY

As you know, our adjusted earnings crossed the $5 billion mark for the first time this past year. Our retail operations had record adjusted earnings of $4.8 billion. Our adjusted earnings per share rose eight per cent and are back to the record levels we saw in 2007. We also had one of the highest levels of return on risk-weighted assets among our peers. Our U.S. franchise continued to grow both organically and through acquisitions, and we were once again recognized as a leader in customer service.

DELIVERING FOR OUR SHAREHOLDERS

TD has a long history of maintaining its dividend, and despite significant economic headwinds, this year was no different – a clear indication of our confidence that TD will continue to grow earnings over time. Total shareholder return was 23 per cent for the year and remained above the Canadian and U.S. bank peer averages on a compounded basis.

Our policy is to manage dividends based on the board's outlook on long-term sustainable earnings. With that in mind, we hope to be in a better position to give you more clarity on our expectations for dividends in 2011 with the release of our Q1 earnings.

The strength of our franchise and the resilience of our business model never cease to amaze me. While the economic recovery remains sluggish, particularly in the U.S., your board is confident that shareholders will continue to benefit from TD's strategy.

A CORPORATE GOVERNANCE LEADER

Your board is committed to representing the best interests of shareholders through a strong focus on good corporate governance. As a leader in this area, we are committed to continuing to enhance our already robust governance foundation.

One of the simple but very valuable things we've done is reorganize the board meeting to ensure quality time is devoted to strategy and executive leadership. The first two hours of our meetings are reserved for the CEO and directors to have free-flowing dialogue on strategic issues that impact the long-term value of the corporation. These are issues of critical importance to shareholders and include our growth in the U.S. and our strategy for building TD's future leadership.

We were pleased that for the fourth year in a row, our corporate governance standards were ranked by GovernanceMetrics International as being in the top one per cent of companies it ranks worldwide.

FORMALIZING OUR RISK APPETITE

TD's risk culture today is truly defined by the business decisions made and strategic actions taken up to and during the economic crisis – we clearly made the right decisions. This year, we achieved another significant milestone by putting what made us successful into simple words, creating our risk appetite statement. The statement is the basic yardstick against which we measure how much risk we are willing to take in order to generate value for our shareholders.

We believe every employee in this organization is essentially a risk manager. We want all employees to be knowledgeable about the risks they take in their day-to-day activities. Why is this important? Adhering to the bank's strategy and risk appetite – something we've always done – allows us to grow profitability without going out the risk curve.

FOCUS ON PEOPLE AND TALENT

TD has an enormous focus on developing talent to ensure we have the best possible team today and tomorrow. The strength of our employment brand has enabled us to attract and retain the very best employees. Employees at TD know that their success is based on their skills, their personal performance, their potential and the company's achievements. That's why your board is focused on helping TD continue to raise the bar when it comes to its unique and inclusive employee culture and ensuring an ongoing focus on building talent for the future.

We're delighted to have once again won a number of best employer awards, including the Hewitt Associates 50 Best Employers in Canada. TD was also named the best at developing the next generation of leaders in a survey conducted by *Canadian Business* magazine and Knightsbridge Human Capital Solutions.

COMPENSATION

Last year, we completed a comprehensive review of executive compensation programs and fine-tuned our compensation practices in order to appropriately align them with the risk appetite of the bank. I'm happy to report that we've made tremendous progress on this front and that the bank continues to evolve its approach to compensation. We're taking a balanced approach that is intended to attract, retain and reward talent in alignment with the creation of long-term, profitable growth.

CHANGES TO THE BOARD

Managing talent is done at all levels, which is why we're always looking for individuals with new and diverse experience and knowledge.

That's why I'm delighted to welcome Amy Brinkley to the board. Amy, formerly a global risk executive at Bank of America, currently serves on the board of Carter's, Inc. Her rich banking background, coupled with her extensive risk management experience, makes her a valuable addition to the board.

As was announced on September 28, 2010, I will be retiring as chairman of the board at the end of this year. I'd like to congratulate Brian Levitt, who will become your new board chairman on January 1, 2011. I'm delighted that Brian will be taking over the reins. He is a terrific director and knows the banking industry extremely well. Brian has a very strong relationship with all of the board directors, as well as with senior management. I think he's a terrific choice, and I'm delighted that I'll be staying on the board.

I'd also like to thank Roger Phillips, Bill Ryan and Donna Hayes, who stepped down from the board earlier this year. Their contributions have been invaluable.

IN CLOSING

As I look back on my time as chairman, one of my proudest moments was in 2002, when I first led the board in the appointment of Ed Clark. Ed has done an outstanding job over the last eight years in leading his management team to build The Better Bank. Back in 2002, our market capitalization was about $19 billion. Today it stands at over $64 billion, more than a three-fold increase.

The last few years have been incredibly challenging, but against a backdrop of economic turmoil, TD has proudly stood out as a success story. The fact that TD delivered record adjusted earnings in 2010 speaks to the enormous talent, drive and commitment of Ed, his leadership team and TD's more than 81,000 dedicated employees. On behalf of the board, I would like to thank them all for their extraordinary efforts in the past year.

Your board remains committed to working in the best interests of shareholders. We look forward to serving you throughout 2011 and beyond.



John M. Thompson
Chairman of the Board of Directors

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Our directors as at December 2, 2010, are listed below. Our Proxy Circular for the 2011 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate, including education, other principal directorships, TD committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and Former President and Chief Executive Officer, Draper & Kramer, Inc., Chicago, Illinois

Hugh J. Bolton
Chair of the Board, EPCOR Utilities Inc., Edmonton, Alberta

John L. Bragg
Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited, Oxford, Nova Scotia

Amy W. Brinkley
Corporate Director, Charlotte, North Carolina

W. Edmund Clark
Group President and Chief Executive Officer, The Toronto-Dominion Bank, Toronto, Ontario

Wendy K. Dobson
Professor and Co-Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto, Toronto, Ontario

Henry H. Ketcham
Chairman, President and Chief Executive Officer, West Fraser Timber Co. Ltd., Vancouver, British Columbia

Pierre H. Lessard
Executive Chairman of the Board, METRO INC., Montreal, Quebec

Brian M. Levitt*
Co-Chair and Partner, Osler, Hoskin & Harcourt LLP, Montreal, Quebec

Harold H. MacKay
Counsel, MacPherson Leslie & Tyerman LLP, Regina, Saskatchewan

Irene R. Miller
Chief Executive Officer, Akim, Inc., New York, New York

Nadir H. Mohamed
President and Chief Executive Officer, Rogers Communications Inc., Toronto, Ontario

Wilbur J. Prezzano
Corporate Director and Retired Vice Chairman, Eastman Kodak Company, Charleston, South Carolina

Helen K. Sinclair
Chief Executive Officer, BankWorks Trading Inc., Toronto, Ontario

Carole S. Taylor
Corporate Director, Vancouver, British Columbia

John M. Thompson*
Chairman of the Board, The Toronto-Dominion Bank, Toronto, Ontario

*Effective January 1, 2011, Mr. Levitt will be Chairman of the Board.

COMMITTEE	MEMBERS*	KEY RESPONSIBILITIES
Corporate Governance Committee	**John M. Thompson**** (Chair) **Hugh J. Bolton** **Brian M. Levitt****	**Responsibility for corporate governance of TD:** • Set the criteria for selecting new directors and the Board's approach to director independence; • Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders; • Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD; • Review and recommend the compensation of the directors of TD; • Satisfy itself that TD communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy; • Facilitate the evaluation of the Board and committees; • Oversee an orientation program for new directors and continuing education for directors.
Human Resources Committee	**Wilbur J. Prezzano** (Chair) **Henry H. Ketcham** **Pierre H. Lessard** **Brian M. Levitt** **Helen K. Sinclair** **John M. Thompson**	**Responsibility for management's performance evaluation, compensation and succession planning:** • Discharge, and assist the Board in discharging, the responsibility of the Board relating to compensation as set out in this committee's charter; • Set performance objectives for the CEO that encourage TD's long-term financial success and regularly measure the CEO's performance against these objectives; • Determine the recommended compensation for the CEO and certain senior officers in consultation with independent advisors; • Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO; • Oversee the selection, evaluation, development and compensation of other members of senior management; • Produce a report on compensation for the benefit of shareholders, which is published in TD's annual Proxy Circular, and review, as appropriate, any other related major public disclosures concerning compensation.
Risk Committee	**Harold H. MacKay** (Chair) **William E. Bennett** **Amy W. Brinkley** **Wendy K. Dobson** **Wilbur J. Prezzano** **Helen K. Sinclair** **Carole S. Taylor**	**Supervising the management of risk of TD:** • Identify and monitor the key risks of TD and evaluate their management; • Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk; • Satisfy itself that policies are in place to manage the risks to which TD is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal risk, and reputational risk; • Provide a forum for big-picture analysis of future risks, including considering trends.
Audit Committee	**William E. Bennett***** (Chair) **John L. Bragg** **Harold H. MacKay** **Irene R. Miller***** **Nadir H. Mohamed*****	**Supervising the quality and integrity of TD's financial reporting:** • Oversee reliable, accurate and clear financial reporting to shareholders; • Oversee internal controls – the necessary checks and balances must be in place; • Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor – the shareholders' auditor reports directly to this committee; • Listen to the shareholders' auditor, internal auditor and the chief compliance officer and evaluate the effectiveness and independence of each; • Oversee the establishment and maintenance of processes that ensure TD is in compliance with the laws and regulations that apply to it, as well as its own policies; • Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TD that are federally regulated financial institutions and insurance companies; • Receive reports on and approve, if appropriate, certain transactions with related parties.

* As of December 2, 2010.
** Effective January 1, 2011, Mr. Levitt will be Chair of the Corporate Goverance Committee.
*** Designated Audit Committee financial expert.

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (the Bank) for the year ended October 31, 2010, compared with the corresponding periods in the prior years. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2010. This MD&A is dated December 1, 2010. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

FINANCIAL RESULTS OVERVIEW

BUSINESS SEGMENT ANALYSIS

2009 FINANCIAL RESULTS OVERVIEW

GROUP FINANCIAL CONDITION

RISK FACTORS AND MANAGEMENT

ACCOUNTING STANDARDS AND POLICIES

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank's 2010 Management's Discussion and Analysis ("MD&A") under the headings "Econcomic Summary and Outlook" and, for each business segment, "Business Outlook and Focus for 2011" and in other statements regarding the Bank's objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could".

By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the 2010 MD&A. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under "Significant Events in 2010" in the "How we Performed" section of the 2010 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please see the "Risk Factors and Management" section of the 2010 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2010 MD&A under the headings "Economic Summary and Outlook" and, for each business segment, "Business Outlook and Focus for 2011", as updated in subsequently filed quarterly Reports to Shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD had $620 billion in assets on October 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as "reported" results. The Bank also utilizes non-GAAP financial measures to arrive at "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes "items of note," net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

Effective April 30, 2009, the reporting periods of TD Bank, N.A., which operates as TD Bank, America's Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank's financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of the second quarter of 2009, to align the reporting period of TD Bank, N.A. to that of the Bank's reporting period.

The following table provides the operating results – reported for the Bank.

TABLE 1 **OPERATING RESULTS – REPORTED**

(millions of Canadian dollars)	**2010**	2009	2008
Net interest income	**$ 11,543**	$ 11,326	$ 8,532
Non-interest income	**8,022**	6,534	6,137
Total revenue	**19,565**	17,860	14,669
Provision for credit losses	**1,625**	2,480	1,063
Non-interest expenses	**12,163**	12,211	9,502
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of associated company	**5,777**	3,169	4,104
Provision for income taxes	**1,262**	241	537
Non-controlling interests in subsidiaries, net of income taxes	**106**	111	43
Equity in net income of an associated company, net of income taxes	**235**	303	309
Net income – reported	**4,644**	3,120	3,833
Preferred dividends	**194**	167	59
Net income available to common shareholders – reported	**$ 4,450**	$ 2,953	$ 3,774

TABLE 2	RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income
Operating results – adjusted

(millions of Canadian dollars)	2010	2009	2008
Net interest income	**$ 11,543**	$ 11,326	$ 8,532
Non-interest income[1]	**8,020**	7,294	5,840
Total revenue	**19,563**	18,620	14,372
Provision for credit losses[2]	**1,685**	2,225	1,046
Non-interest expenses[3]	**11,464**	11,016	9,291
Income before provision for income taxes, non-controlling interests in subsidiaries, and equity in net income of associated company	**6,414**	5,379	4,035
Provision for income taxes[4]	**1,387**	923	554
Non-controlling interests in subsidiaries, net of income taxes	**106**	111	43
Equity in net income of an associated company, net of income taxes[5]	**307**	371	375
Net income – adjusted	**5,228**	4,716	3,813
Preferred dividends	**194**	167	59
Net income available to common shareholders – adjusted	**5,034**	4,549	3,754
Adjustments for items of note, net of income taxes			
Amortization of intangibles[6]	**(467)**	(492)	(404)
Reversal of Enron litigation reserve[7]	**–**	–	323
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio[8]	**5**	(450)	118
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions[9]	**(69)**	(276)	(70)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[10]	**(4)**	(126)	107
Recovery of (provision for) income taxes due to changes in statutory income tax rates[11]	**11**	–	(34)
Release (provision) for insurance claims[12]	**17**	–	(20)
General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking[13]	**44**	(178)	–
Settlement of TD Banknorth shareholder litigation[14]	**–**	(39)	–
FDIC special assessment charge[15]	**–**	(35)	–
Agreement with Canada Revenue Agency[16]	**(121)**	–	–
Total adjustments for items of note	**(584)**	(1,596)	20
Net income available to common shareholders – reported	**$ 4,450**	$ 2,953	$ 3,774

[1] Adjusted non-interest income excludes the following items of note: 2010 – $9 million pre-tax loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $14 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, as explained in footnote 8; $25 million recovery of insurance claims, as explained in footnote 12; 2009 – $196 million pre-tax loss due to change in fair value of CDS hedging the corporate loan book; $564 million pre-tax loss due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio; 2008 – $186 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book; $141 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio; $30 million pre-tax loss due to provision for insurance claims, as explained in footnote 15.

[2] Adjusted provisions for credit losses exclude the following items of note: 2010 – $59 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 13; 2009 – $255 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking; 2008 – $17 million due to change in fair value of CDS hedging the corporate loan book, as explained in footnote 10.

[3] Adjusted non-interest expenses exclude the following items of note: 2010 – $592 million amortization of intangibles, as explained in footnote 6; $108 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; 2009 – $653 million amortization of intangibles; $429 million integration and restructuring charges relating to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 14; $55 million Federal Deposit Insurance Corporation (FDIC) special assessment charge, as explained in footnote 15; 2008 – $577 million amortization of intangibles; $111 million integration and restructuring charges relating to the Commerce acquisition; $477 million positive adjustment related to the reversal of Enron litigation reserve, as explained in footnote 7.

[4] For reconciliation between reported and adjusted provision for income taxes, see the 'Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes' table in the "Taxes" section.

[5] Adjusted equity in net income of associated company excludes the following items of note: 2010 – $72 million amortization of intangibles, as explained in footnote 6; 2009 – $68 million amortization of intangibles; 2008 – $66 million amortization of intangibles.

[6] Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

[7] The Enron contingent liability for which the Bank established a reserve was re-evaluated in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court's ruling in *Stoneridge Partners, LLC v. Scientific-Atlanta, Inc.* During the fourth quarter of 2008, the Bank recorded a positive adjustment of $323 million after tax, reflecting the substantial reversal of the reserve.

[8] Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in the Wholesale Banking segment. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

[9] As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S Personal and Commercial Banking has elected not to include any further Commerce related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the twelve months ended October 31, 2010, the integration charges were driven by the FDIC-assisted and South Financial acquisitions and there were no restructuring charges recorded.

[10] The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost.

[11] This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.

[12] The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury

insurance claims was challenged and held to be unconstitutional. During 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in 2010, the Supreme Court of Canada denied the plaintiffs' application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

[13] Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in "General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking."

[14] Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors (TD Banknorth Shareholders' Litigation). The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders' Litigation effective June 24, 2009, and the settlement became final. The net after-tax impact of the settlement was $39 million.

[15] On May 22, 2009, the FDIC, in the U.S., finalized a special assessment resulting in a charge of $55 million before tax or US$49 million before tax.

[16] The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS[1]

(Canadian dollars)	**2010**	2009	2008
Diluted – reported	**$ 5.10**	$ 3.47	$ 4.87
Items of note affecting income (as above)	**0.67**	1.88	(0.03)
Items of note affecting EPS only[2]	**–**	–	0.04
Diluted – adjusted	**$ 5.77**	$ 5.35	$ 4.88
Basic – reported	**$ 5.13**	$ 3.49	$ 4.90

[1] EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.

[2] The diluted earnings per share figures do not include Commerce earnings for the month of April 2008 because there was a one month lag between fiscal quarter ends until the first quarter of 2009, while share issuance on close resulted in a one-time negative earnings impact of four cents per share.

TABLE 3 **AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]**

(millions of Canadian dollars)	**2010**	2009	2008
Canada Trust	**$ 159**	$ 159	$ 143
TD Bank, N.A.	**200**	257	170
TD Ameritrade (included in equity in net income of associated company)	**72**	68	66
Other	**36**	8	25
Total	**$ 467**	$ 492	$ 404

[1] Amortization of intangibles is included in the Corporate segment.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following table reconciles between the Bank's economic profit, ROIC, and adjusted net income available to common shareholders. Adjusted results, items of note, and related terms are discussed in the "How the Bank Reports" section.

TABLE 4 **RECONCILIATION OF NET INCOME AVAILABLE TO COMMON SHAREHOLDERS – ADJUSTED, ECONOMIC PROFIT, AND RETURN ON INVESTED CAPITAL**

(millions of Canadian dollars)	**2010**	2009	2008
Average common equity	**$ 36,639**	$ 35,341	$ 26,213
Average cumulative goodwill/intangible assets amortized, net of income taxes	**4,943**	4,541	4,136
Average invested capital	**$ 41,582**	$ 39,882	$ 30,349
Rate charged for invested capital	**10.0%**	10.0%	9.3%
Charge for invested capital	**$ 4,158**	$ 3,988	$ 2,822
Net income available to common shareholders – reported	**$ 4,450**	$ 2,953	$ 3,774
Items of note impacting income, net of income taxes	**584**	1,596	(20)
Net income available to common shareholders – adjusted	**$ 5,034**	$ 4,549	$ 3,754
Economic profit	**$ 876**	$ 561	$ 932
Return on invested capital	**12.1%**	11.4%	12.4%

SIGNIFICANT EVENTS IN 2010

Acquisition of The South Financial Group, Inc.

On September 30, 2010, the Bank acquired 100% of the outstanding common shares of The South Financial Group, Inc. (South Financial) for total consideration to common shareholders of approximately $65 million paid in cash and common shares in the amount of $11 million and $54 million, respectively. Each common share of South Financial was exchanged for US $0.28 cash or 0.004 of a Bank common share, resulting in the issuance of approximately 720 thousand common shares of the Bank. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury sold the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury's Capital Purchase Program and discharged all accrued but unpaid dividends on that stock for total cash consideration of approximately $134 million. The acquisition was accounted for by the purchase method. The results of South Financial from the acquisition date to October 31, 2010 have been consolidated with the Bank's results for the year ended October 31, 2010. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. As at September 30, 2010, the acquisition contributed $6.6 billion of loans and $9.0 billion of deposits to the Bank's Consolidated Balance Sheet. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments

Recent market and economic conditions have led to new legislation and numerous proposals for changes in the regulation of the financial services industry, including significant additional legislation and regulation in the United States. On July 21, 2010 the President of the United States signed into law the *Dodd-Frank Wall Street Reform and Consumer Protection Act* (the "Act") which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Act will affect every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released.

Other regulatory changes include the amendments to *Regulation E*, or the *Electronic Funds Transfer Act*, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the *Credit Card Act*, which will, among other things, significantly restrict the Bank's ability to charge interest rates and assess fees to reflect individual customer risk. For more detail on the impact of *Regulation E*, see the U.S. Personal and Commercial Banking segment disclosure in the "How Our Businesses Performed" section of this report.

The Bank continues to monitor closely these and other legislative developments and analyze the impact such regulatory and legislative changes may have on its businesses.

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

- **Reported net income was $4,644 million, an increase of $1,524 million, or 49%, from the prior year.**
- **Adjusted net income was $5,228 million, an increase of $512 million, or 11%, from the prior year.**

Reported net income for the year was $4,644 million, compared with $3,120 million last year. Adjusted net income for the year was $5,228 million, compared with $4,716 million last year. The increase in adjusted net income was primarily due to stronger earnings in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments, partially offset by decreased earnings from the Wholesale Banking segment and an increased loss in the Corporate segment. Canadian Personal and Commercial Banking earnings increased due to broad-based revenue and volume growth across most banking products and a decline in provision for credit losses (PCL). U.S. Personal and Commercial Banking earnings increased due to higher fee-based revenue, volume growth, and lower PCL on debt securities, partially offset by higher expenses and the translation effect of a stronger Canadian dollar. Wealth Management earnings increased due to higher fee-based revenue related to higher client assets, and improved net interest margin, partially offset by lower earnings in TD Ameritrade and the translation effect of a stronger Canadian dollar. Wholesale Banking earnings decreased primarily due to a less favourable market environment. The loss in the Corporate segment increased primarily due to an increase in net corporate expenses, higher net securitization losses, and the impact of favourable tax-related and other items reported last year, partially offset by lower losses associated with hedging and treasury activities.

Reported diluted earnings per share were $5.10 this year, a 47% increase, compared with $3.47 last year. Adjusted diluted earnings per share were $5.77, an 8% increase, compared with $5.35 last year.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings

U.S. Personal and Commercial Banking earnings and the Bank's share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year.

Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the year ended October 31, 2010, compared with last year, as shown in the table below.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings

(millions of Canadian dollars)	2010 vs. 2009
U.S. Personal and Commercial Banking	
Decreased total revenue – adjusted	$ 602
Decreased non-interest expenses – adjusted	352
Decreased net income – adjusted, after tax	129
Decreased net income – reported, after tax	120
TD Ameritrade	
Decreased share of earnings, after tax	$ 42
Decrease in earnings per share – adjusted	**$ 0.20**
Decrease in earnings per share – reported	**$ 0.19**

U.S. GAAP

See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's annual report on Form 40-F for fiscal 2010 filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

Net income available to common shareholders under U.S. GAAP was $4,931 million, compared with $4,450 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP and the reversal of the insurance provision related to the provision for adverse deviation with insurance contracts under Canadian GAAP.

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

- **Reported revenue was $19,565 million, an increase of $1,705 million, or 10%, compared with last year.**
- **Adjusted revenue was $19,563 million, an increase of $943 million, or 5%, compared with last year.**
- **Net interest income increased by $217 million, or 2%, compared with last year.**
- **Reported non-interest income increased by $1,488 million, or 23%, compared with last year.**
- **Adjusted non-interest income increased by $726 million, or 10%, compared with last year.**

NET INTEREST INCOME

Net interest income for the year was $11,543 million, an increase of $217 million, or 2%, compared with last year. The growth was driven primarily by the Canadian Personal and Commercial Banking and Wealth Management segments, partially offset by declines in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking net interest income increased largely due to volume growth particularly in personal and business deposits and real estate secured lending. Wealth Management net interest income increased due to improved margins and volume. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income. U.S. Personal and Commercial Banking net interest income decreased due to the translation effect of a stronger Canadian dollar. In U.S. dollars, U.S. Personal and Commercial Banking net interest income increased by $358 million or 12%.

NET INTEREST MARGIN

Net interest margin declined by 19 basis points (bps) in the year to 2.35% from 2.54% last year primarily due to lower trading-related net interest income in Wholesale Banking.



NET INTEREST INCOME
(millions of Canadian dollars)
$12,000
9,000
6,000
3,000
0
08
09
10

TABLE 5 NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]

(millions of Canadian dollars, except as noted)

	2010			2009			2008		
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets									
Deposits with banks	**$ 21,880**	**$ 668**	**3.05%**	$ 16,775	$ 442	2.63%	$ 14,264	$ 629	4.41%
Securities									
Trading	**55,438**	**1,387**	**2.50**	51,020	2,137	4.19	73,138	3,123	4.27
Non-trading	**108,299**	**2,393**	**2.21**	97,390	2,617	2.69	60,726	2,331	3.84
Total securities	**163,737**	**3,780**	**2.31**	148,410	4,754	3.20	133,864	5,454	4.07
Securities purchased under reverse repurchase agreements	**50,611**	**334**	**0.66**	39,288	917	2.33	38,393	1,705	4.44
Loans									
Mortgages[2]	**92,104**	**3,260**	**3.54**	82,447	3,392	4.11	79,000	4,057	5.14
Consumer instalment and other personal	**96,930**	**6,142**	**6.34**	86,567	5,508	6.36	72,630	4,634	6.38
Credit card	**8,559**	**1,008**	**11.78**	7,784	994	12.77	6,392	870	13.61
Business and government[2,3]	**56,426**	**2,195**	**3.89**	64,985	2,880	4.43	40,485	2,235	5.52
Total loans	**254,019**	**12,605**	**4.96**	241,783	12,774	5.28	198,507	11,796	5.94
Total earning assets	**$ 490,247**	**$ 17,387**	**3.55%**	$ 446,256	$ 18,887	4.23%	$ 385,028	$ 19,584	5.09%
Interest-bearing liabilities									
Deposits									
Personal	**$ 234,053**	**$ 2,600**	**1.11%**	$ 209,292	$ 3,289	1.57%	$ 165,020	$ 3,679	2.23%
Banks	**13,704**	**42**	**0.31**	15,720	130	0.83	17,008	532	3.13
Business and government	**159,380**	**1,936**	**1.21**	171,826	2,399	1.40	138,728	4,270	3.08
Total deposits	**407,137**	**4,578**	**1.12**	396,838	5,818	1.47	320,756	8,481	2.64
Subordinated notes and debentures	**12,420**	**667**	**5.37**	12,475	671	5.38	12,439	654	5.26
Obligations related to securities sold short and under repurchase agreements	**52,437**	**562**	**1.07**	29,286	978	3.34	44,006	1,823	4.14
Preferred shares and Capital Trust Securities	**698**	**37**	**5.30**	1,450	94	6.48	1,449	94	6.49
Total interest-bearing liabilities	**$ 472,692**	**$ 5,844**	**1.24%**	$ 440,049	$ 7,561	1.72%	$ 378,650	$ 11,052	2.92%
Total net interest income on average earnings assets	**$ 490,247**	**$ 11,543**	**2.35%**	$ 446,256	$ 11,326	2.54%	$ 385,028	$ 8,532	2.22%

[1] Net interest income includes dividends on securities.

[2] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, certain available-for-sale and held-to-maturity securities were reclassified to loans.

TABLE 6	ANALYSIS OF CHANGE IN NET INTEREST INCOME					
(millions of Canadian dollars)	**2010 vs. 2009**			2009 vs. 2008		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	**Average rate**	**Net change**	Average volume	Average rate	Net change
Total earning assets	**$ 1,663**	**$ (3,163)**	**$ (1,500)**	$ 3,211	$ (3,908)	$ (697)
Total interest-bearing liabilities	**(921)**	**2,638**	**1,717**	(1,357)	4,848	3,491
Net interest income	**$ 742**	**$ (525)**	**$ 217**	$ 1,854	$ 940	$ 2,794

NON-INTEREST INCOME

Non-interest income for the year was $8,022 million, an increase of $1,488 million, or 23%, on a reported basis, and $8,020 million, an increase of $726 million, or 10%, on an adjusted basis, compared with last year. The increase in adjusted non-interest income was due to increases in all segments. Wholesale Banking non-interest income increased mainly due to significant security losses in the investment portfolio last year. Wealth Management non-interest income increased primarily due to higher average assets under management and higher average fees due to change in mix as a result of client preferences. Canadian Personal and Commercial Banking non-interest income increased due to strong volume growth in the fee-based businesses. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and the impact of recent acquisitions, partially offset by the translation effect of a stronger Canadian dollar.

TABLE 7	NON-INTEREST INCOME			
(millions of Canadian dollars)				2010 vs. 2009
	2010	2009	2008	% change
Investment and securities services				
TD Waterhouse fees and commissions	**$ 421**	$ 465	$ 405	(9.5)
Full-service brokerage and other securities services	**590**	451	565	30.8
Underwriting and advisory	**368**	387	214	(4.9)
Investment management fees	**189**	191	198	(1.0)
Mutual funds management	**856**	718	863	19.2
Total investment and securities services	**2,424**	2,212	2,245	9.6
Credit fees	**634**	622	459	1.9
Net securities gains (losses)	**75**	(437)	331	117.2
Trading income (loss)	**484**	685	(794)	(29.3)
Service charges	**1,651**	1,507	1,237	9.6
Loan securitizations	**489**	468	231	4.5
Card services	**820**	733	589	11.9
Insurance, net of claims	**1,028**	913	927	12.6
Trust fees	**153**	141	140	8.5
Other income (loss)	**264**	(310)	772	185.2
Total	**$ 8,022**	$ 6,534	$ 6,137	22.8

TRADING-RELATED INCOME

Trading-related income is the total of net interest income on trading positions, trading income which includes income from trading loans, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Trading-related income decreased by $610 million, or 31% from 2009. The decrease was primarily in interest rate, credit and foreign exchange portfolios due to less favourable market conditions compared to the prior year. In 2010 markets normalized resulting in tighter bid-offer spreads, lower volatility, reduced client flow and fewer trading opportunities. In addition, there was a recovery of a loan commitment in the prior year. Equity and other portfolios trading-related income also decreased, primarily from the energy portfolio as a result of greater client flow and trading opportunities in the prior year. The contribution from equities also decreased as compared to the prior year where portfolios benefited from the recovery in global equity prices.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank's trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 8	TRADING-RELATED INCOME		
(millions of Canadian dollars)	**2010**	2009	2008
Net interest income	**$ 827**	$ 1,210	$ 379
Trading income (loss)	**484**	685	(794)
Loans designated as trading under the fair value option[1]	**21**	47	(165)
Total trading-related income (loss)	**$ 1,332**	$ 1,942	$ (580)
By product			
Interest rate and credit portfolios	**$ 896**	$ 1,292	$ (663)
Foreign exchange portfolios	**418**	573	481
Equity and other portfolios	**(3)**	30	(233)
Loans designated as trading under the fair value option	**21**	47	(165)
Total trading-related income (loss)	**$ 1,332**	$ 1,942	$ (580)

[1] Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

- **Reported non-interest expenses were $12,163 million, a decrease of $48 million, compared with last year.**
- **Adjusted non-interest expenses were $11,464 million, an increase of $448 million, or 4%, compared with last year.**
- **Reported efficiency ratio improved to 62.2% compared with 68.4% last year.**
- **Adjusted efficiency ratio improved to 58.6% compared with 59.2% last year.**

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $12,163 million, compared with $12,211 million last year, a decrease of $48 million compared with last year. Adjusted non-interest expenses were $11,464 million, an increase of $448 million, or 4% compared with last year. The increase in adjusted non-interest expenses was due to increases in the Canadian Personal and Commercial Banking, Wealth Management, and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking non-interest expenses increased largely due to higher employee compensation, project-related costs, non-credit losses, and the investment in new branches, partially offset by lower litigation costs and capital taxes. Wealth Management non-interest expenses increased due to higher variable compensation and trailer fees, the inclusion of U.K. acquisitions, and continued investment in growing the sales force in advice-based businesses.

U.S. Personal and Commercial Banking non-interest expenses increased due to investments in new stores and infrastructure, partially offset by the translation effect of a stronger Canadian dollar.

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The Bank's reported and adjusted efficiency ratio improved from last year, primarily due to improved efficiency in Canadian Personal and Commercial Banking and Global Wealth Management.


NON-INTEREST EXPENSES
(millions of Canadian dollars)
$14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
08
09
10
EFFICIENCY RATIO
(percent)
80%
60
40
20
0
08
09
10

TABLE 9 NON-INTEREST EXPENSES AND EFFICIENCY RATIO

(millions of Canadian dollars, except as noted)	2010	2009	2008	2010 vs. 2009 % change
Salaries and employee benefits				
Salaries	**$ 3,747**	$ 3,671	$ 3,089	2.1
Incentive compensation	**1,337**	1,342	1,235	(0.4)
Pension and other employee benefits	**876**	826	660	6.1
Total salaries and employee benefits	**5,960**	5,839	4,984	2.1
Occupancy				
Rent	**577**	559	463	3.2
Depreciation	**335**	323	225	3.7
Property tax	**49**	50	33	(2.0)
Other	**275**	281	214	(2.1)
Total occupancy	**1,236**	1,213	935	1.9
Equipment				
Rent	**209**	285	216	(26.7)
Depreciation	**266**	277	213	(4.0)
Other	**405**	335	254	20.9
Total equipment	**880**	897	683	(1.9)
Amortization of other intangible assets	**592**	653	577	(9.3)
Restructuring costs	**17**	36	48	(52.8)
Marketing and business development	**595**	566	491	5.1
Brokerage-related fees	**297**	274	252	8.4
Professional and advisory services	**804**	740	569	8.6
Communications	**251**	239	210	5.0
Other expenses				
Capital and business taxes	**213**	274	234	(22.3)
Postage	**166**	156	138	6.4
Travel and relocation	**134**	138	106	(2.9)
Other	**1,018**	1,186	275	(14.2)
Total other expenses	**1,531**	1,754	753	(12.7)
Total expenses	**$ 12,163**	$ 12,211	$ 9,502	(0.4)
Efficiency ratio – reported	**62.2%**	68.4%	64.8%	(620) bps
Efficiency ratio – adjusted	**58.6**	59.2	64.6	(60)

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes increased by $1,050 million, or 96%, from 2009. Income tax expense, on a reported basis, was up $1,021 million, or 424%, from 2009. Other taxes were up $29 million, or 3%, from 2009. Adjusted total income and other taxes were up $493 million, or 28%, from 2009. Total income tax expense, on an adjusted basis, was up $464 million, or 50%, from 2009.

The Bank's effective income tax rate, on a reported basis, was 21.8% for 2010, compared with 7.6% in 2009. The year-over-year increase was mainly due to an increase in net income before taxes, a proportionate decrease in tax exempt income, a higher tax rate on international operations, and a $121 million charge related to an agreement with Canada Revenue Agency.

TD reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $132 million in the year, compared to $196 million in 2009, is not part of the Bank's tax rate reconciliation.

TABLE 10 **TAXES**

(millions of Canadian dollars, except as noted)	2010		2009		2008	
Income taxes at Canadian statutory income tax rate	**$ 1,761**	**30.5%**	$ 1,006	31.8%	$ 1,342	32.7%
Increase (decrease) resulting from:						
Dividends received	**(283)**	**(4.9)**	(333)	(10.5)	(345)	(8.4)
Rate differential on international operations	**(359)**	**(6.2)**	(448)	(14.1)	(457)	(11.1)
Agreement with Canada Revenue Agency	**121**	**2.1**	–	–	–	–
Other – net	**22**	**0.3**	16	0.4	(3)	(0.1)
Provision for income taxes and effective income tax rate – reported	**$ 1,262**	**21.8%**	$ 241	7.6%	$ 537	13.1%

The Bank's adjusted effective income tax rate was 21.6% for 2010, compared with 17.2% in 2009. The increase this year was mainly due to an increase in adjusted net income before taxes, a proportionate decrease in tax exempt income, and a higher effective tax rate on international operations.

TABLE 11 **RECONCILIATION OF NON-GAAP PROVISION FOR (RECOVERY OF) INCOME TAXES**[1]

(millions of Canadian dollars, except as noted)	2010	2009	2008
Provision for income taxes – reported	**$ 1,262**	$ 241	$ 537
Adjustments for items of note: Recovery of (provision for) income taxes[2]			
Amortization of intangibles	**197**	229	239
Reversal of Enron litigation reserve	**–**	–	(154)
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**19**	114	(23)
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	**38**	153	41
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**5**	70	(62)
Income taxes due to changes in statutory income tax rates	**11**	–	(34)
Insurance claims	**(8)**	–	10
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**(16)**	77	–
Settlement of TD Banknorth shareholder litigation	**–**	19	–
FDIC special assessment charge	**–**	20	–
Agreement with Canada Revenue Agency	**(121)**	–	–
Total adjustments for items of note	**125**	682	17
Provision for income taxes – adjusted	**1,387**	923	554
Other taxes			
Payroll	**316**	283	242
Capital and premium	**207**	268	228
GST, HST and provincial sales	**222**	172	172
Municipal and business	**133**	126	106
Total other taxes	**878**	849	748
Total taxes – adjusted	**$ 2,265**	$ 1,772	$ 1,302
Effective income tax rate – adjusted[3]	**21.6%**	17.2%	13.7%

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results overview" section of this MD&A.

[2] The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.

[3] Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2010 PERFORMANCE SUMMARY

Reported net income for the quarter was $994 million, a decrease of $16 million, or 2%, compared with the fourth quarter last year. Reported diluted earnings per share for the quarter were $1.07, compared with $1.12 in the fourth quarter last year. Adjusted net income for the quarter was $1,260 million, a decrease of $47 million, or 4%, compared with the fourth quarter last year. Adjusted diluted earnings per share for the quarter were $1.38, compared with $1.46 in the fourth quarter last year.

Revenue for the quarter was $5,017 million, an increase of $299 million, or 6%, on a reported basis, and $5,032 million, an increase of $223 million, or 5%, on an adjusted basis, compared with the fourth quarter last year. The increase in adjusted revenue was driven largely by the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments, partially offset by a decline in the Wholesale Banking segment. Canadian Personal and Commercial Banking revenue increased due to strong volume growth in real estate secured lending, financing services, personal and business deposits, and insurance. U.S. Personal and Commercial Banking revenue increased due to increased loan and deposit volume, wider product spreads, and recent acquisitions, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management revenue increased due to strong fee revenue from higher client assets, the inclusion of U.K. acquisitions, and increased net interest margin. Wholesale Banking revenue decreased due to lower revenues in capital markets and corporate lending businesses as compared to strong performance last year, partially offset by improved currency trading, higher M&A and advisory fees and security gains in the investment portfolio.

Provision for credit losses was $404 million, a decrease of $117 million, or 22%, from the fourth quarter last year, largely due to decreases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, primarily due to better credit conditions resulting from an improving economic environment.

Non-interest expenses for the quarter were $3,263 million, an increase of $168 million, or 5%, on a reported basis, and $3,088 million, an increase of $281 million, or 10%, on an adjusted basis, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was largely driven by the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments. Canadian Personal and Commercial Banking non-interest expenses increased due to project-related costs, which included costs related to a project cancellation, the timing of business investments, and increased employee compensation costs. U.S. Personal and Commercial Banking non-interest expenses increased primarily due to operating expenses associated with recent acquisitions, new store expenses, and investments in infrastructure. Wealth Management non-interest expenses increased due to higher variable compensation and trailer fees driven by increased revenue from higher asset levels in the advice-based and asset management businesses, higher investment to support business growth, and the inclusion of U.K. acquisitions.

The Bank's reported effective tax rate was 27.7% for the quarter, compared with 12% in the same quarter last year. The year-over-year increase was mainly due to higher reported net income before taxes and a $121 million charge related to an agreement with Canada Revenue Agency in the current year, compared with one-time tax benefits including the future tax rate impact from declining tax rates and the resolution of tax audits last year. The Bank's adjusted effective tax rate was 20.5% for the quarter, compared with 15.6% in the same quarter last year. The year-over-year increase was mainly due to higher adjusted net income before taxes in the current year, compared with one-time tax benefits including the future tax rate impact from declining tax rates and the resolution of tax audits last year.

QUARTERLY TREND ANALYSIS

Over the previous eight quarters, the Bank has had strong underlying adjusted earnings growth from its retail business segments. Canadian Personal and Commercial Banking earnings have shown strong growth over the past eight quarters on strong volume growth, steady margins and declining PCL. Despite the challenging operating and regulatory environment, U.S. Personal and Commercial Banking earnings have increased over the past eight quarters driven by loan and deposit volume growth, and lower PCL after peaking in the second quarter of 2009.

Wealth Management revenue showed steady growth over the past eight quarters on improved equity market conditions and improved margins in 2010. Wealth Management earnings include contributions from the Bank's investment in TD Ameritrade which experienced lower earnings this year most notably in the fourth quarter of 2010 compared to the prior year driven by the translation impact of a stronger Canadian dollar and lower earnings in TD Ameritrade.

Wholesale Banking's contribution to earnings started to normalize after the first quarter of 2010 compared to last year when financial markets were rapidly recovering from the credit crisis which led to higher client activity, narrower credit spreads, and increased liquidity in capital markets.

The Bank's earnings have seasonal impacts, principally the second quarter being affected by fewer business days.

The Bank's earnings are also impacted by market-driven events and changes in foreign exchange rates.

For a discussion of this year's fourth quarter results, see the "Fourth Quarter 2010 Performance Summary" section.

TABLE 12 **QUARTERLY RESULTS**

(millions of Canadian dollars, except as noted)								For the three months ended
				2010				2009
	Oct. 31	**July 31**	**Apr. 30**	**Jan. 31**	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	**$ 2,983**	**$ 2,921**	**$ 2,790**	**$ 2,849**	$ 2,825	$ 2,833	$ 2,940	$ 2,728
Non-interest income	**2,034**	**1,823**	**1,977**	**2,188**	1,893	1,834	1,385	1,422
Total revenue	**5,017**	**4,744**	**4,767**	**5,037**	4,718	4,667	4,325	4,150
Provision for credit losses	**404**	**339**	**365**	**517**	521	557	772	630
Non-interest expenses	**3,263**	**2,966**	**2,953**	**2,981**	3,095	3,045	3,051	3,020
Provision for (recovery of) income taxes	**374**	**310**	**308**	**270**	132	209	(8)	(92)
Non-controlling interests in subsidiaries, net of income taxes	**27**	**26**	**26**	**27**	27	28	28	28
Equity in net income of an associated company, net of income taxes	**45**	**74**	**61**	**55**	67	84	63	89
Net income – reported	**994**	**1,177**	**1,176**	**1,297**	1,010	912	545	653
Adjustments for items of note, net of income taxes								
Amortization of intangibles	**115**	**117**	**123**	**112**	116	122	127	127
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**8**	**14**	**(23)**	**(4)**	73	43	134	200
Integration and restructuring charges relating to the U.S. Personal and Commercial Banking acquisitions	**18**	**5**	**–**	**46**	89	70	50	67
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**4**	**(9)**	**2**	**7**	19	75	44	(12)
(Recovery of) income taxes due to changes in statutory income tax rates	**–**	**–**	**–**	**(11)**	–	–	–	–
Provision (release) of insurance claims	**–**	**–**	**–**	**(17)**	–	–	–	–
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**–**	**–**	**(44)**	**–**	–	46	77	55
Settlement of TD Banknorth shareholder litigation	**–**	**–**	**–**	**–**	–	–	39	–
FDIC special assessment charge	**–**	**–**	**–**	**–**	–	35	–	–
Agreement with Canada Revenue Agency	**121**	**–**	**–**	**–**	–	–	–	–
Total adjustments for items of note	**266**	**127**	**58**	**133**	297	391	471	437
Net income – adjusted	**1,260**	**1,304**	**1,234**	**1,430**	1,307	1,303	1,016	1,090
Preferred dividends	**48**	**49**	**48**	**49**	48	49	41	29
Net income available to common shareholders – adjusted	**$ 1,212**	**$ 1,255**	**$ 1,186**	**$ 1,381**	$ 1,259	$ 1,254	$ 975	$ 1,061

(Canadian dollars, except as noted)								
Basic earnings per share								
Reported	**$ 1.08**	**$ 1.30**	**$ 1.31**	**$ 1.45**	$ 1.12	$ 1.01	$ 0.59	$ 0.75
Adjusted	**1.39**	**1.44**	**1.37**	**1.61**	1.47	1.47	1.15	1.28
Diluted earnings per share								
Reported	**1.07**	**1.29**	**1.30**	**1.44**	1.12	1.01	0.59	0.75
Adjusted	**1.38**	**1.43**	**1.36**	**1.60**	1.46	1.47	1.14	1.27
Return on common shareholders' equity	**9.7%**	**12.2%**	**13.0%**	**14.0%**	11.0%	9.7%	5.6%	7.2%
(billions of Canadian dollars)								
Average earning assets	**$ 512**	**$ 502**	**$ 478**	**$ 470**	$ 451	$ 438	$ 447	$ 449
Net interest margin as a percentage of average earning assets	**2.31%**	**2.31%**	**2.39%**	**2.41%**	2.48%	2.57%	2.70%	2.41%

FINANCIAL RESULTS OVERVIEW

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises our Canadian banking and global insurance businesses. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11.5 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,733 automated banking machines, and a network of 1,127 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Under the TD Insurance brand, the Bank offers a broad range of insurance products, including home and automobile coverage, life and health insurance in Canada and the U.S., as well as business property and casualty business in the U.S., in addition to credit protection coverage on TD Canada Trust lending products.

Wealth Management leads with an integrated offering of global online investing, advice, private client services and asset management to a large and diverse institutional and retail client base, and is one of the largest in Canada based on market share of assets. Closely aligned to the Canadian and U.S. Personal and Commercial Banking businesses, TD Wealth Management is focused on providing an exceptional client experience.

In its global online investing channels, TD Wealth Management has leading market share in Canada and the U.K. through TD Waterhouse Discount Brokerage and TD Waterhouse International. In the U.S., TD Ameritrade is the industry-leader as measured by trades. In Canada, TD Waterhouse's advice-based businesses each offer a unique value proposition, and together work in an integrated manner to provide a continuum of advice based-services on the complexity of clients' needs. North American Private Client Group provides a comprehensive offering of banking, trust and discretionary investment management to high net worth clients. TD Asset Management is a leading North American investment manager comprised of retail and institutional capabilities.

U.S. Personal and Commercial Banking comprises the Bank's retail and commercial banking operations in the U.S. Operating under the brand TD Bank, America's Most Convenient Bank, the retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,273 stores located up and down the east coast from Maine to Florida, telephone, mobile and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. TD expanded its U.S. franchise in 2010 with the acquisition of The South Financial Group, Inc. and the operations of three Florida banks from the FDIC.

Wholesale Banking provides a wide range of capital markets and investment banking products and services including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD's strategy, providing market access to TD's wealth and retail operations and providing wholesale banking solutions to our partners and their customers.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of asset securitization programs, hedging and treasury activities, general provision for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to Canadian Personal and Commercial Banking, and the U.S. wealth management businesses to Wealth Management for management reporting purposes to align how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For more information, see the "How the Bank Reports" section. For information concerning the Bank's measures of economic profit and return on invested capital, which are non-GAAP measures, see the "Economic Profit and Return on Invested Capital" section. Segmented information also appears in Note 33 to the 2010 Consolidated Financial Statements.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, for example dividend income, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment. The TEB adjustment for the year was $415 million, compared with $470 million last year.

As noted in Note 5 to the 2010 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the PCL related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale together with income earned on the retained interests net of credit losses incurred are included in non-interest income.

The "Business Outlook and Focus for 2011" section for each segment, provided on the following pages, is based on the Bank's views and the actual "Economic Summary and Outlook" section and the outcome may be materially different. For more information, see the "Caution Regarding Forward-Looking Statements" section and the "Risk Factors That May Affect Future Results" section.

TABLE 13 RESULTS BY SEGMENT

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking		Corporate		Total	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Net interest income	**$ 7,134**	$ 6,348	**$ 336**	$ 270	**$ 3,579**	$ 3,607	**$ 1,815**	$ 2,488	**$ (1,321)**	$ (1,387)	**$ 11,543**	$ 11,326
Non-interest income	**3,237**	3,101	**2,121**	1,935	**1,180**	1,117	**1,059**	733	**425**	(352)	**8,022**	6,534
Total revenue	**10,371**	9,449	**2,457**	2,205	**4,759**	4,724	**2,874**	3,221	**(896)**	(1,739)	**19,565**	17,860
Provision for (reversal of) credit losses	**1,046**	1,155	**–**	–	**646**	948	**25**	164	**(92)**	213	**1,625**	2,480
Non-interest expenses	**4,934**	4,725	**1,813**	1,701	**2,910**	3,213	**1,395**	1,417	**1,111**	1,155	**12,163**	12,211
Income (loss) before provision for income taxes	**4,391**	3,569	**644**	504	**1,203**	563	**1,454**	1,640	**(1,915)**	(3,107)	**5,777**	3,169
Provision for (recovery of) income taxes	**1,296**	1,097	**197**	159	**230**	(70)	**588**	503	**(1,049)**	(1,448)	**1,262**	241
Non-controlling interests in subsidiaries, net of income taxes	**–**	–	**–**	–	**–**	–	**–**	–	**106**	111	**106**	111
Equity in net income of an associated company, net of income taxes	**–**	–	**194**	252	**–**	–	**–**	–	**41**	51	**235**	303
Net income (loss) – reported	**3,095**	2,472	**641**	597	**973**	633	**866**	1,137	**(931)**	(1,719)	**4,644**	3,120
Adjustments for items of note, net of income taxes[2]												
Amortization of intangibles	**–**	–	**–**	–	**–**	–	**–**	–	**467**	492	**467**	492
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**–**	–	**–**	–	**–**	–	**–**	–	**(5)**	450	**(5)**	450
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	**–**	–	**–**	–	**69**	276	**–**	–	**–**	–	**69**	276
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	–	**–**	–	**–**	–	**–**	–	**4**	126	**4**	126
(Recovery of) income taxes due to changes in statutory income tax rates	**–**	–	**–**	–	**–**	–	**–**	–	**(11)**	–	**(11)**	–
Provision (release) of insurance claims	**–**	–	**–**	–	**–**	–	**–**	–	**(17)**	–	**(17)**	–
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**–**	–	**–**	–	**–**	–	**–**	–	**(44)**	178	**(44)**	178
Settlement of TD Banknorth shareholder litigation	**–**	–	**–**	–	**–**	–	**–**	–	**–**	39	**–**	39
FDIC special assessment charge	**–**	–	**–**	–	**–**	–		–	**–**	35	**–**	35
Agreement with Canada Revenue Agency	**–**	–	**–**	–	**–**	–	**121**	–	**–**	–	**121**	–
Total adjustments for items of note	**–**	–	**–**	–	**69**	276	**121**	–	**394**	1,320	**584**	1,596
Net income (loss) – adjusted	**$ 3,095**	$ 2,472	**$ 641**	$ 597	**$ 1,042**	$ 909	**$ 987**	$ 1,137	**$ (537)**	$ (399)	**$ 5,228**	$ 4,716
(billions of Canadian dollars)												
Average invested capital	**$ 9.3**	$ 8.8	**$ 4.4**	$ 4.7	**$ 17.9**	$ 20.0	**$ 3.2**	$ 3.8	**$ 6.8**	$ 2.6	**$ 41.6**	$ 39.9
Risk-weighted assets	**68**	64	**8**	8	**88**	80	**32**	34	**3**	4	**200**	190

[1] As explained in the "How the Banks Reports" section and Note 1 to the 2010 Consolidated Financial Statements, effective the second quarter ended April 30, 2009, as a result of the reporting-period alignment of U.S. entities, TD Banknorth and Commerce are consolidated using the same period as the Bank.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results" section of this MD&A.

ECONOMIC SUMMARY AND OUTLOOK

The Canadian economy is continuing to moderate after the initial surge in real GDP growth that characterized the second half of 2009 and first quarter of 2010. Canadian households, having driven that initial surge, are showing increased caution with regards to new spending as debt levels reach record highs. It is this retrenchment that is largely behind the overall moderation and a number of sectors are cooling in tandem. In the labour market, average net job gains ranging from 30,000–40,000 per month were being recorded less than a year ago, but have since diminished to just 5,000–6,000 in recent months. Existing home sales are still down 25% from their December 2009 peak, even after recording gains in the latter part of fiscal 2010. And though price declines have been more subdued, in the coming quarters the housing market will clearly not be the support it had been. In sum, the domestic headwinds have begun to build with no particular help from the export side. U.S. demand continues to struggle as the Federal Reserve implements a second round of quantitative easing in an attempt – thus far successful – to bolster falling inflation expectations and an anemic labour market. Meanwhile, Europe's sovereign debt problems have resulted in continent-wide austerity measures from Ireland to France and Greece, limiting economic growth in the region to a very moderate pace. For Canada, the bright spot in the outlook continues to be business investment. With the continued low-interest rate environment, favourable credit conditions, and persistent profit growth, Canadian businesses have numerous incentives to build their productive capacity, and in doing so bolster near-term growth. Overall, TD Economics expects quarterly real GDP growth of 1.5–2.5% on an average annualized basis through to the end of 2011. With respect to key interest rates, the Bank of Canada is unlikely to move on the overnight rate target before the second half of 2011. The central bank is currently involved in balancing the upward pressure on the Canadian dollar generated by the interest rate disparity between Canada and the U.S., while not wanting to incite more household debt accumulation by prolonging the low level of current rates.


NET INCOME BY BUSINESS SEGMENT
(as a percentage of total net income)
70%
60
50
40
30
20
10
0
08 09 10
08 09 10
08 09 10
08 09 10
Canadian Personal and Commercial Banking
Wealth Management
U.S. Personal and Commercial Banking
Wholesale Banking

BUSINESS SEGMENT ANALYSIS

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking businesses in Canada, as well as the Bank's insurance operations. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11.5 million personal and small business customers.

$3,095
(millions of Canadian dollars)
NET INCOME


$3,250
2,600
1,950
1,300
650
0
08
09
10

48%
(percent)
EFFICIENCY RATIO


60%
50
40
30
20
10
0
08
09
10

Revenue

(millions of Canadian dollars)	**2010**	2009	2008
Personal deposits	**$ 2,534**	$ 2,508	$ 2,463
Consumer lending	**2,435**	2,175	1,922
Business banking	**2,028**	1,912	1,798
Real estate secured lending	**2,017**	1,515	1,314
Insurance, net of claims	**1,107**	1,075	1,080
Other[1]	**250**	264	249
Total	**$ 10,371**	$ 9,449	$ 8,826

[1] Other revenue includes internal commissions on sales of mutual funds and other wealth management products, fees for foreign exchange, safety deposit box rentals and other branch services.

BUSINESS HIGHLIGHTS

- **Posted record earnings of $3,095 million, up 25% from last year and achieved record revenue and efficiency.**
- **Achieved revenue growth of 10% on broad-based volume growth and higher fee revenue.**
- **Ongoing investment in customer-facing areas with the objective of further improving customer service. Extended market leadership position for the number of average branch hours by exceeding peer average by 54% and continuing to lead the industry in new branch openings with 166 opened since 2005, including 21 new branches in 2010.**
- **Announced introduction of seven-day banking – more than 300 branches in 90 communities across Canada will serve customers on Sundays.**
- **Achieved largest market share gains of five major Canadian banks for business banking credit, year over year and for the cumulative three year period.**
- **Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:**
  - **Rated #1 for "Customer Service Excellence" among Canada's five major banks by an independent market research firm Synovate for the sixth year in a row. The Synovate Best Banking Awards for 2010 were based on survey responses from 39,000 banking customers for the year ended August 2010, regionally and demographically representative of the entire Canadian population. Known as the Customer Service Index, the survey has been in existence since 1987.**
  - **Ranked highest in overall customer satisfaction among the five major Canadian banks for the fifth consecutive year by J.D. Power and Associates. 2010 results represented responses from 14,583 Canadian retail banking customers, fielded in March and June 2010 by J.D. Power and Associates, a global marketing information services firm. TD Canada Trust set the highest benchmark scores across six major drivers of customer satisfaction: account activities, account information, product offerings, facility, fees, and problem resolution.**
- **TD Insurance gross originated premiums grew 11%, retaining the #1 direct writer position and increasing overall market share in Canada.**

CHALLENGES IN 2010

- **Continued low interest rate environment impacted margins on prime-based products.**
- **Heightened competition from the major Canadian banks and other competitors in residential secured lending and term deposits.**
- **Significant claims cost escalation continued in Ontario accident benefits.**

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks with some strong regional players. The competition makes it difficult to sustain market share gains and distinctive competitive advantages over the long term. Customers expect more convenient and cost effective banking solutions. Continued success depends upon outstanding customer service and convenience, disciplined risk management practices, and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Personal and Commercial Banking is as follows:

- Integrate the elements of the comfortable customer experience into everything we do.
- Be recognized as an extraordinary place to work.
- Use our strengths to build out under-represented businesses.
- Simplify activities to be an efficient revenue growth engine.
- Invest in the future to deliver top tier earnings performance consistently.

TABLE 14 **CANADIAN PERSONAL AND COMMERCIAL BANKING**

(millions of Canadian dollars, except as noted)	**2010**	2009	2008
Net interest income	**$ 7,134**	$ 6,348	$ 5,790
Non-interest income	**3,237**	3,101	3,036
Total revenue	**10,371**	9,449	8,826
Provision for credit losses	**1,046**	1,155	766
Non-interest expenses	**4,934**	4,725	4,522
Net income – reported	**$ 3,095**	$ 2,472	$ 2,424
Selected volumes and ratios			
Return on invested capital	**33.4%**	28.1%	29.3%
Margin on average earning assets (including securitized assets)	**2.92**	2.90	2.95
Efficiency ratio	**47.6**	50.0	51.2
Number of Canadian retail branches	**1,127**	1,116	1,098
Average number of full-time equivalent staff	**34,108**	32,725	32,167

REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial Banking net income for the year was a record $3,095 million, an increase of $623 million, or 25%, from last year. Return on invested capital for the year was 33.4%, compared with 28.1% last year.

Revenue for the year was $10,371 million, an increase of $922 million, or 10%, compared with last year, mainly due to strong volume growth across most banking products. Margin on average earning assets increased 2 bps to 2.92% compared with last year, due to higher margins in real estate secured lending, partially offset by margin compression in deposits due to the prolonged low rate environment and lower mortgage breakage revenue. Volume growth was primarily in real estate secured lending, personal and business deposits and insurance. Real estate secured lending volume, including securitized assets, increased $19.8 billion, or 12%, while consumer loan volume increased $3.8 billion, or 13%. Business loans and acceptances volume increased $1.4 billion, or 5%. Personal deposit volume increased $5.4 billion, or 4%, while business deposit volume increased $6.6 billion, or 14%. Gross originated insurance premiums increased $313 million, or 11%.

PCL for the year was $1,046 million, a decrease of $109 million, or 9%, compared with last year. Personal banking PCL was $950 million, a decrease of $101 million, or 10%, and business banking PCL was $96 million, a decrease of $7 million, or 7%. PCL as a percentage of average assets was 0.4%, decreasing 10 bps from last year. Net impaired loans were $553 million, a decrease of $2 million, compared with last year. Net impaired loans in Commercial Banking were $62 million, a decrease of $51 million, or 45%, compared with last year, due to active file management. Net impaired loans as a percentage of total loans were 0.85%, compared with 0.93% as at October 31, 2009.

Non-interest expenses for the year were $4,934 million, an increase of $209 million, or 4%, compared with last year primarily due to higher employee compensation, project-related costs, non-credit losses, and the investment in new branches, partially offset by lower litigation costs and capital taxes.

The average FTE staffing levels increased by 1,383, or 4%, compared with last year. The efficiency ratio improved to 47.6%, compared with 50.0% last year.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – In 2010, the Bank continued to leverage its market share position to deliver strong volume growth across the deposit business lines. While competitive pressure for accounts has been increasing, the Bank maintained its leadership in market share and continued to grow net active accounts.
- Consumer Lending – Solid growth in personal lending and credit card balances due to increased consumer spending and growing market share in 2010.
- Real Estate Secured Lending – While the first half of the year saw strong volume growth ahead of the introduction of the HST in Ontario and B.C. and as a result of attractive interest rate levels, the market moderated during the latter half of the year.

Business Banking

- Commercial Banking – Continued investment in new branch locations, customer-facing resources, and tools resulted in strong volume growth and market share gains across all products, particularly deposits, which saw double digit growth. Credit losses were lower than the previous year as economic conditions stabilized.
- Small Business Banking – The customer base continued to grow during the year with strong deposit volume growth. Strategic investments continued to be made in additional small business advisors in our retail branches, as well as in sales tools to better enable the retail sales force.
- Merchant Services Banking – We offer point-of-sale solutions for debit and credit card transactions, supporting over 100,000 business locations across the country. Business volumes and revenue continued to increase in 2010 as a result of stronger spending, the integration of the MasterCard customer portfolio acquired from First Data, and the build of a direct sales force for the businesses.

Insurance

- TD General Insurance – Strong unit growth in our affinity business and significant repricing of the direct business led to very strong premium growth, consolidating TD Insurance's position as the leader in the direct personal automobile and home insurance industry and affinity business in Canada.
- TD Life and Health – Volume growth was solid across product lines due to factors such as higher sales rates, continued double digit growth in Critical Illness and better retention across a customer base of over 3 million Canadians.
- TD Insurance full-service broker is the 10th largest bank-owned insurance broker in the U.S.

BUSINESS OUTLOOK AND FOCUS FOR 2011

While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, we expect earnings growth to moderate as increases in volume are expected to be lower across most products and the protracted low rate and competitive pricing environment continues to put pressure on margins. Strong underlying business growth combined with improving margins helped by the Ontario Insurance Reform which became effective September 1, 2010, should provide positive momentum in the insurance business. We expect credit losses to remain stable into 2011. While we will continue to focus on appropriate ongoing investments in our business, we expect expense growth to be moderate next year and positive operating leverage to be maintained.

Our key priorities for 2011 include:

- **Extend our lead on customer service and convenience.**
- **Create an integrated customer service experience across all channels.**
- **Prepare TDCT for a period of slower growth, exercising expense discipline while eliminating waste and simplifying technology, process and controls.**
- **Continue to support under-represented businesses while identifying new sources of revenue.**

Wealth Management

Through our online brokerage, advice-based, and asset management businesses, TD Wealth Management helps retail and institutional clients build, preserve, and transition wealth.

$183
(billions of Canadian dollars)
ASSETS UNDER MANAGEMENT[1]


$200
150
100
50
0
08
08
10

$224
(billions of Canadian dollars)
ASSETS UNDER ADMINISTRATION[2]


$250
200
150
100
50
0
08
09
10

$641
(millions of Canadian dollars)
NET INCOME


$800
600
400
200
0
08
09
10

Global Wealth[3]

(millions of Canadian dollars)	**2010**	2009	2008
Revenue[4]			
Discount Brokerage	**778**	742	743
Asset management	**756**	643	777
Advice-based	**923**	820	808
Total Global Wealth[5]	**$ 2,457**	$ 2,205	$ 2,328

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investments selection).

[3] Excludes the Bank's investment in TD Ameritrade.

[4] Certain revenue lines are presented net of internal transfers.

[5] Effective the third quarter of 2008, the Bank transferred the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

BUSINESS HIGHLIGHTS

- **Wealth Management net income of $641 million was 7% above 2009, while Global Wealth, which excludes TD Ameritrade, was up 30%, primarily due to higher net interest margin and the growth in assets under management and assets under administration due to client growth and improved equity markets. The Bank's investment in TD Ameritrade contributed earnings of $194 million for the year, 23% lower than the previous year.**
- **Revenue increased 11% compared with last year, primarily due to higher fee-based revenue from higher average client assets in the advice-based and asset management businesses and net interest margin expansion. These increases were partially offset by lower transaction revenue in the online brokerage operation in Canada.**
- **Global Wealth assets under administration of $224 billion as at October 31, 2010, increased by $33 billion, or 17%, compared with October 31, 2009 primarily due to the addition of new client assets and market appreciation. Assets under management of $183 billion as at October 31, 2010 increased by $12 billion compared with October 31, 2009 due to net new client assets and recent market appreciation.**
- **The online brokerage business experienced higher trading volumes, increasing 12% over record volumes experienced in 2009. In the fourth quarter 2010, we launched an innovative global trading platform that provides Canadian customers with direct online access to leading European and Asia Pacific markets. In the U.K., our online brokerage operation maintained the number one market position, as ranked by trades per day.**
- **The advice-based businesses grew with the addition of 43 net new client-facing advisors in Canada.**
- **TD Mutual Funds successfully launched TD Mutual Fund Corporate Class, Premium Series expansion of fixed income funds and TD Ultra Short Term Bond Funds in the fourth quarter 2010, generating nearly $570 million of net sales in two months.**
- **TD Investment Management was recognized by Benefits Canada as the fastest growing pension money manager for 2010 in the greater than $10 billion assets category.[1]**

CHALLENGES IN 2010

- **Transaction revenue for online brokerage business in Canada was significantly impacted by the higher proportion of trades being generated by an active trader segment.**
- **Continued low interest rate environment impacted margins.**

INDUSTRY PROFILE

TD Wealth Management operates in three geographic regions: Canada, the U.S., and the U.K. In Canada, the industry is extremely competitive consisting of major banks, large insurance companies, and monoline wealth organizations. TD has a leading market share in online brokerage and asset management, and a growing share of the advice-based businesses. Given the level of competition in Canada, success lies in our ability to deliver increased functionality in our online business, and to provide investment solutions and advice to manage our advised clients' wealth accumulation, preservation and transition to meet their pre-retirement and retirement needs.

In the U.S., the wealth management industry is large but fragmented, consisting of banks, private banks, mutual fund companies and discount brokers. In our Maine-to-Florida footprint, the Bank competes against national and regional banks, as well as brokerages.

In the U.K. and Europe, the industry is led by strong regional players with little pan-European presence or brand. TD competes by providing multi-currency and multi-exchange online brokerage services for retail investors, and custody and clearing services for corporate clients.

OVERALL BUSINESS STRATEGY

Global Online Investing

- Build on leadership through pricing, best-in-class service, and intuitive functionality while continuing to expand global presence.

Canadian Advice-based Business

- Provide comprehensive investment and wealth planning services to deliver on pre-retiree and retiree clients' needs in terms of the preservation and transition of wealth.
- Continue to deepen the business's referral relationship with Canadian personal and commercial banking partners.

North American Private Client Group

- Focus on catering to the investment and advice needs of high net worth clients.
- Current priorities are to continue alignment of this advisory relationship to deepen referrals, while expanding into high opportunity markets.

North American Asset Management

- Deepen channel penetration, broaden institutional relationships, and expand international equity capability.

[1] The recognition is based on the Benefits Canada / CIIN Money Managers Survey conducted for the year ended June 2010.

TABLE 15 | WEALTH MANAGEMENT

(millions of Canadian dollars, except as noted)	**2010**	2009	2008
Net interest income	**$ 336**	$ 270	$ 347
Non-interest income	**2,121**	1,935	1,981
Total revenue	**2,457**	2,205	2,328
Non-interest expenses	**1,813**	1,701	1,615
Net Income			
Global Wealth	**447**	345	480
TD Ameritrade	**194**	252	289
Total	**$ 641**	$ 597	$ 769
Selected volumes and ratio – Global Wealth			
Assets under administration (billions of Canadian dollars)	**$ 224**	$ 191	$ 173
Assets under management (billions of Canadian dollars)	**183**	171	170
Return on invested capital	**14.5%**	12.8%	19.4%
Efficiency ratio	**73.8**	77.1	69.4
Average number of full-time equivalent staff	**7,043**	6,864	6,419

REVIEW OF FINANCIAL PERFORMANCE

Wealth Management net income for the year was $641 million, an increase of $44 million, or 7%, compared with last year. Global Wealth net income, which excludes TD Ameritrade, was $447 million, an increase of $102 million, or 30%, mainly due to higher fee-based revenue from higher average client assets in the advice-based and asset management businesses, and higher net interest margin expansion due to effective treasury management strategies. The Bank's reported investment in TD Ameritrade generated $194 million of net income, a decrease of $58 million, or 23%, compared with last year. The decrease was driven by the translation effect of a stronger Canadian dollar and lower earnings in TD Ameritrade. For its fiscal year ended September 30, 2010, TD Ameritrade reported net income in Canadian dollars was $592 million, a decrease of $52 million, or 8%, compared with last year. Wealth Management's return on invested capital was 14.5%, compared with 12.8% last year.

Revenue for the year was $2,457 million, an increase of $252 million, or 11%, compared with last year. The increase was primarily due to higher average assets under management and higher average fees due to change in mix as a result of client preferences. Online brokerage revenue increased slightly due to higher net interest income partially offset by lower transaction revenue. Advice-based revenue increased primarily due to higher average client assets.

Non-interest expenses for the year were $1,813 million, an increase of $112 million, or 7%, compared with last year. The increase in expenses was mainly due to higher variable compensation associated with the increased fee-based revenue, increased trailer fees related to higher revenue from increased assets under management, the inclusion of U.K. acquisitions, higher volume-related expenses, and our continued investment in growing the sales force in advice-based businesses. These expenses were partially offset by reduced expenses in the U.S. wealth management businesses.

The average FTE staffing levels for the year increased by 179, or 3%, compared with last year. The increase was mainly due to the U.K. acquisitions, the addition of new client-facing advisors, support staff, and increased processing staff to support higher business volumes. The efficiency ratio for the year improved to 73.8% compared to 77.1% in the prior year.

Assets under administration of $224 billion as at October 31, 2010 increased by $33 billion, or 17%, compared with October 31, 2009, primarily due to net new client assets and market increases in the second half of the year. Assets under management of $183 billion as at October 31, 2010 increased by $12 billion compared with October 31, 2009.

TD AMERITRADE HOLDING CORPORATION

As at October 31, 2010, the Bank's reported investment in TD Ameritrade was 45.93% (July 31, 2010 – 45.95%; October 31, 2009 – 45.06%) of the issued and outstanding shares of TD Ameritrade.

On August 6, 2010, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank's then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank's ownership interest in TD Ameritrade will not exceed 48%.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

TABLE 16 | CONDENSED CONSOLIDATED BALANCE SHEET

(millions of U.S. dollars)	As at Sept. 30	
	2010	2009
Assets		
Receivables from brokers, dealers, and clearing organizations	**$ 1,208**	$ 1,778
Receivables from clients, net of allowance for doubtful accounts	**7,391**	5,712
Other assets	**6,128**	10,882
Total assets	**$ 14,727**	$ 18,372
Liabilities		
Payable to brokers, dealers, and clearing organizations	**$ 1,934**	$ 2,492
Payable to clients	**6,810**	9,915
Other liabilities	**2,211**	2,414
Total liabilities	**10,955**	14,821
Stockholders' equity	**3,772**	3,551
Total liabilities and stockholders' equity	**$ 14,727**	$ 18,372

TABLE 17 CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(millions of U.S. dollars)	For the years ended	
	Sept. 30, 2010	Sept. 30, 2009
Revenues		
Net interest revenue	**$ 422**	$ 347
Fee-based and other revenue	**2,139**	2,061
Total revenues	**2,561**	2,408
Operating expenses		
Employee compensation and benefits	**622**	511
Other	**974**	795
Total operating expenses	**1,596**	1,306
Other expense	**53**	42
Pre-tax income	**912**	1,060
Provision for income taxes	**320**	416
Net income[1]	**$ 592**	$ 644
Earnings per share – basic	**$ 1.01**	$ 1.11
Earning per share – diluted	**$ 1.00**	$ 1.10

[1] The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

KEY PRODUCT GROUPS

Global Online Investing

- TD Waterhouse Discount Brokerage offers a comprehensive product and service offering to self-directed retail investors and to investment counsellors and corporate clients through its Institutional Services business. TD Waterhouse is the largest discount brokerage in Canada by assets under administration and trade volume, and leads the industry in profitability, price, and service. In the U.K. and Europe, TD Waterhouse International provides multi-currency and multi-exchange online brokerage services for retail investors, and custody and clearing services for corporate clients. This business has a leading market share, is ranked number one in trades per day in the U.K., and has recently expanded into Ireland and other areas of Europe.

Canadian Advice-based Business

- Integrated and closely aligned to Canadian Personal and Commercial Banking, TD's Canadian advice-based businesses, TD Waterhouse Financial Planning, TD Waterhouse Private Investment Advice, and TD Waterhouse Private Investment Counsel represent a critical mass organization that meets the pre-retirement and retirement needs of clients. Each advice-based business is focused on a discrete segment and offers a specific value proposition which aligns with clients' asset levels and the complexity of their needs. Together they provide investment solutions and advice to manage clients' asset accumulation, and the preservation and transition of client wealth.

North American Private Client Group

- Private Client Group provides comprehensive solutions to the complex needs of high net worth clients. Working in close alignment with the Canadian and U.S. Personal and Commercial Banking segments, Private Client Group provides banking, trust, and discretionary investment management services to high net worth clients. To meet the needs of mass affluent clients in the U.S., a strategic relationship focused primarily on referrals between the U.S. Personal and Commercial Banking segment and TD Ameritrade has been implemented.

North American Asset Management

- TD Asset Management (TDAM) is a leading North American investment manager comprised of retail and institutional capabilities. In Canada, TD Mutual Funds provides one of the most broadly diversified ranges of mutual funds and professionally managed portfolios. TDAM's institutional investment business has leading market share in Canada, and is steadily expanding in the U.S. Both units work in close partnership with Wealth Management businesses to align origination, manufacturing, wholesaling and distribution.

BUSINESS OUTLOOK AND FOCUS FOR 2011

We remain cautiously optimistic as we move into 2011. Slower growth in the U.S. economy may continue to negatively impact the equity markets and the low rate interest rate environment continues to put pressure on margins. For the longer term, our prospects for growth remain positive. Our key priorities for 2011 are as follows:

- **Continue to deepen functionality in the online channel by introducing new client solutions by leveraging capabilities from our recent international acquisitions.**
- **Continue to build comprehensive solutions in our advice-based businesses, via planning tools and to grow market share by focusing on opportunities in the retirement segment.**
- **Continue to deepen our focus on growing our business via expanding our product suite and working closely with our retail partners in the Canadian and U.S. Personal and Commercial Banking businesses.**
- **Leverage our premier institutional asset management capabilities as we compete for new mandates.**
- **Continue to enhance our technology and operations capabilities to drive further efficiencies across the Wealth Management platform and to provide best-in-class client service levels.**

BUSINESS SEGMENT ANALYSIS

U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America's Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to more than 6.5 million customers including individuals, businesses, and governments.

$973
(millions of Canadian dollars)
NET INCOME



$1,000
750
500
250
0
08
09
10

61%
(percent)
EFFICIENCY RATIO



80%
60
40
20
0
08
09
10

Assets[1]

(millions of Canadian dollars)	Canadian dollars			U.S. dollars		
	2010	2009	2008	**2010**	2009	2008
Consumer loans	**$ 24,026**	$ 20,371	$ 16,861	**$ 23,550**	$ 18,900	$ 15,844
Business and government loans	**41,545**	36,108	35,154	**40,722**	33,500	33,033
Debt securities classified as loans[2]	**5,054**	7,900	–	**4,954**	7,302	–
Investment securities[3]	**36,590**	27,998	28,366	**35,866**	25,879	26,655
Other assets	**11,164**	12,261	8,231	**10,943**	11,333	7,734
Total	**$ 118,379**	$ 104,638	$ 88,612	**$ 116,035**	$ 96,914	$ 83,266

[1] Excluding all goodwill and other intangibles.
[2] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.
[3] Investment securities at October 31, 2008 include $9,690 million (US $8,354 million) of debt securities reclassified as loans in 2009.

BUSINESS HIGHLIGHTS

- **Achieved US$941 million in reported earnings and US$1 billion in adjusted earnings in a challenging operating environment.**
- **Highest adjusted earnings since TD entered the U.S. in 2005.**
- **Gained profitable market share on both loans and deposits while maintaining strong credit quality.**
- **Grew loans organically by approximately US$3 billion and deposits by US$5 billion since last year (US$7 billion and US$24 billion, including 2010 acquisitions and TD Ameritrade insured deposit accounts), during a significant economic downturn.**
- **Solidified our Maine to Florida footprint by closing the South Financial acquisition and acquiring the operations of three Florida banks from the FDIC ("FDIC-assisted transactions").**
- **Successfully integrated the FDIC-assisted Florida transactions during the latter half of 2010. The South Financial Group, Inc. is expected to be integrated in 2011.**
- **Continued to lead in customer service and convenience with 44% more store hours than competitors in the Mid-Atlantic and New England footprint.**
- **Continued to invest in growing the franchise, adding 32 new stores in fiscal 2010.**

CHALLENGES IN 2010

- **Regulatory and legislative changes have impacted the operating environment, TD Bank's product offering and economics.**
- **Low interest rate environment continues which has limited earnings growth potential.**
- **Weak loan demand due to slow economic recovery and prolonged weakness in employment.**
- **Increased competition has led to pressure on margins.**
- **Asset quality has stabilized, but PCL remains high due to high levels of charge-offs.**

INDUSTRY PROFILE

The U.S. banking industry has experienced a significant amount of consolidation over the past 18 months largely driven by FDIC-assisted transactions. The personal and business banking environment in the U.S. is very competitive in all areas of the business. TD Bank is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions, and other providers of financial services. The keys to profitability are attracting and retaining customer relationships over the long term by owning the convenience and service space within our operating footprint, effective risk management, rational product pricing, use of technology to deliver products and services for customers anytime and anywhere, optimizing fee-based businesses, and effective control of operating expenses.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Personal and Commercial Banking is to:

- Deliver superior customer service across all channels.
- Focus on organic growth (including building new stores), improved productivity, and cross-selling initiatives.
- Continue to be recognized as the leader in convenience banking.
- Maintain strong asset quality relative to peers.
- Execute on the acquisitions and related integration and capture synergies.

TABLE 18 U.S. PERSONAL AND COMMERCIAL BANKING

(millions of dollars, except as noted)	Canadian dollars			U.S. dollars		
	2010	2009	2008[1]	**2010**	2009	2008[1]
Net interest income	**$ 3,579**	$ 3,607	$ 2,144	**$ 3,451**	$ 3,093	$ 2,110
Non-interest income	**1,180**	1,117	853	**1,140**	960	842
Total revenue	**4,759**	4,724	2,997	**4,591**	4,053	2,952
Provision for credit losses – loans	**616**	698	226	**592**	601	222
Provision for credit losses – debt securities classified as loans	**30**	250	–	**29**	209	–
Provision for credit losses – total	**646**	948	226	**621**	810	222
Non-interest expenses – reported	**2,910**	3,213	1,791	**2,805**	2,391	1,655
Non-interest expenses – adjusted	**2,803**	2,785	1,679	**2,702**	2,390	1,335
Net income – reported	**973**	633	722	**941**	541	712
Adjustments for items of note, net of income taxes[2]						
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisition	**69**	276	84	**67**	240	82
Net income – adjusted	**1,042**	909	806	**1,008**	781	794
Selected volumes and ratios						
Return on invested capital	**5.8%**	4.5%	6.1%	**5.8%**	4.5%	6.1%
Efficiency ratio – reported	**61.1**	68.0	59.8	**61.1**	68.0	59.8
Efficiency ratio – adjusted	**58.9**	59.0	56.0	**58.9**	59.0	56.0
Margin on average earning assets (TEB)[3]	**3.49**	3.52	3.84	**3.49**	3.52	3.84
Number of U.S. retail stores	**1,269**	1,028	1,062	**1,269**	1,028	1,062
Average number of full-time equivalent staff	**19,952**	19,594	13,935	**19,952**	19,594	13,935

[1] The wealth management and insurance agency businesses in the U.S. were transferred to other segments effective April 1, 2008. Prior period results were not restated.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Perform" section of this MD&A.

[3] Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA). The IDA is described in Note 34 to the 2010 Consolidated Financial Statements.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Personal and Commercial Banking net income, in Canadian dollar terms for the year was $973 million, an increase of $340 million, or 54%, on a reported basis, and $1,042 million, an increase of $133 million, or 15%, on an adjusted basis, compared with last year. While reported and adjusted net income increased compared with last year, the strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income for the year by $120 million and $129 million, respectively. In U.S. dollar terms, reported net income was $941 million, an increase of $400 million, or 74%, on an adjusted basis, net income was US$1,008 million, an increase of US$227 million, or 29%. The increase in adjusted net income was due to higher fee-based revenue, increased loan and deposit volume, and lower PCL on debt securities, partially offset by the impact of Regulation E on overdraft revenue and higher expenses. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions. The return on invested capital was 5.8%, compared with 4.5% in 2009. On April 16, 2010, the Bank acquired certain assets and assumed liabilities of three Florida banks in FDIC-assisted transactions. On September 30th, the Bank closed on the acquisition of South Financial. As at October 31, 2010, South Financial had total assets of US$9.7 billion and total deposits of US$8.6 billion.

In U.S. dollar terms, revenue for the year was US$4,591 million, an increase of US$538 million, or 13%, compared with last year, driven by higher fee-based revenue, increased loan and deposit volume, and the impact of acquisitions. Higher fees due to the Commerce integration were partially offset by reductions later in the year due to Regulation E. The margin on average earning assets for the year decreased by 3 bps to 3.49% compared with last year due to the low rate environment.

Total PCL for the year was US$621 million, a decrease of US$189 million, or 23%, compared with last year. PCL for loans was US$592 million which was essentially flat compared with last year, as higher charge-offs were offset by reduced reserve requirements. PCL for loans as a percentage of credit volume was 1.06%, a decrease of 11 bps compared to last year. Net impaired loans includes assets originated by U.S. Personal and Commercial Banking, as well as assets acquired under an FDIC loss sharing agreement ("covered assets") that substantially reduce the risk of credit losses to the Bank. Net impaired loans, excluding debt securities classified as loans that are impaired and covered assets, were US$1,097 million, an increase of US$284 million, or 35%, compared to October 31, 2009. The increase was largely due to new formations resulting from weakness in the commercial real estate market in the U.S. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans, were 1.7%, compared with 1.5% as at October 31, 2009. Net impaired debt securities classified as loans were US$1,009 million at October 31, 2010. Covered impaired loans were US$32 million at October 31, 2010.

Reported non-interest expenses for the year were US$2,805 million, an increase of US$42 million, or 2%, compared with last year. On an adjusted basis, excluding the items of note for integration and restructuring charges, non-interest expenses were US$2,702 million, an increase of US$312 million, or 13%, due to investments in new stores, investments in infrastructure, and economic and regulatory factors.

The average FTE staffing levels for the year increased by 358, or 2%, compared with last year due to new stores and acquisitions, partially offset by synergies and store consolidation. The reported efficiency ratio for the year improved to 61.1%, compared with 68.0% last year. The adjusted efficiency ratio for the year improved 10 bps to 58.9% compared to last year.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – Continued to build on our reputation as America's Most Convenient Bank by opening 32 new stores in fiscal 2010. Delivered strong year-over-year growth driven by maturing stores and a competitive product offering.
- Consumer Lending – Principal product offerings of home equity loans and lines of credit and auto loans offered through a network of auto dealers continued to grow organically. Loan loss rates have increased over the prior year, but remain at the lower end of loss rates in the industry.
- Residential Real Estate Secured Lending – Grew profitable market share and franchise customers, with strong credit quality, during a tough economic environment. Loan volumes have increased by approximately US$2 billion over last year driven by higher originations. In-store originations are a key focus to leverage cross-sell opportunities.
- Small Business Banking and Merchant Services – With a total of US$2.2 billion of loans and US$9.0 billion of deposits, the Small Business Banking group continues to be among the top rated small business lenders in most of our markets. Merchant Services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 15,000 business locations in our footprint.

Commercial Banking

- Commercial Banking – While overall commercial loan demand remained tepid in the operating environment, loan volume grew by 2% organically, significantly outperforming peers. While loan losses have increased, primarily in the for-sale residential real estate sector, our overall asset quality remains better than the industry.

BUSINESS OUTLOOK AND FOCUS FOR 2011

We will continue to build on our strength of industry-leading convenience banking, providing superior customer service, and efficient, local decision making. We expect to open in excess of 30 new stores in fiscal 2011. Adjusted for acquisitions, expense growth is expected to moderate and will be driven by investments in future growth including new stores and technology infrastructure. PCL will continue to normalize in 2011. Revenue growth will be muted by the full year impact of Regulation E and prolonged low interest rates. Regulatory and legislative actions will continue to impact the operating environment and economics of TD Bank which will result in an increased focus on evolving the product offering to TD Bank's customers while maintaining a strong market position. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over the long-term. Our key priorities for 2011 are as follows:

- **Continue momentum in organic growth of core deposits and loans, while keeping strong credit quality.**
- **Continue to deliver convenient banking solutions and services that exceed customer expectations.**
- **Continue business expansion by opening new stores in larger markets such as New York, Florida, Boston and Washington DC.**
- **Manage controllable expenses closely given increased pressure on revenue.**
- **Create a universal financial services institution by broadening and deepening customer relationships through cross-selling initiatives.**

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Our franchise strategy has delivered solid revenue and net income while reducing our overall risk profile.

$2,874
(millions of Canadian dollars)
TOTAL REVENUE



$3,500
3,000
2,500
2,000
1,500
1,000
500
0
08
09
10

$866
(millions of Canadian dollars)
NET INCOME



$1,200
1,000
800
600
400
200
0
08
09
10

$32
(billions of Canadian dollars)
RISK-WEIGHTED ASSETS



$60
50
40
30
20
10
0
08
09
10

Revenue

(millions of Canadian dollars)	2010	2009	2008
Investment banking and capital markets	**$ 2,351**	$ 3,154	$ 553
Corporate banking	**454**	397	370
Equity investments	**69**	(330)	327
Total	**$ 2,874**	$ 3,221	$ 1,250

BUSINESS HIGHLIGHTS

- **Net income on a reported basis for the year of $866 million, a decrease of $271 million, or 24%, compared with last year. Net income on an adjusted basis for the year of $987 million, a decrease of $150 million, or 13%, compared with last year.**
- **Return on invested capital of 31%, compared with 30% last year.**
- **Solid performance across all business lines.**
- **Grew franchise fixed income, currency and commodities businesses and enhanced investment banking capabilities.**
- **Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2010):**
  - **#1 in M&A completed (on rolling 12 month basis)**
  - **#1 in equity block trading**
  - **#2 in fixed-income trading**
  - **#2 in fixed-income underwriting**

CHALLENGES IN 2010

- **European sovereign debt crisis negatively impacted credit markets.**
- **Low interest rate, low volatility environment led to reduced trading opportunities.**
- **New issuance activity declined among key corporate clients.**

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks and large global investment firms, and independent dealers in resource sectors. Throughout 2010, moderating financial markets, normalized trading conditions and increased competition have put downward pressure on industry volumes and returns as compared to 2009 and early 2010 levels. Key industry players have shifted their focus to client-driven revenue as they seek to reduce their risk profile and preserve capital. In order to compete effectively, firms offer a complete package of products and solutions to clients. Competition is particularly intense for transactions with high quality counterparties as securities firms focus on prudent risk management. Growth opportunities remain for highly-rated wholesale banks offering a full suite of innovative solutions and services. In particular opportunities will continue to emerge as governments meet growing funding needs and corporations solidify their balance sheets in the current rate environment.

OVERALL BUSINESS STRATEGY

To build the franchise and enhance leadership positions by leveraging TD's standing as a high quality counter party and providing superior wholesale banking solutions to high quality corporate, government, and institutional clients in liquid and transparent financial markets:

- We exist to meet client needs. We focus on providing superior execution of client-driven transactions.
- In Canada, the strategic objective is to continue to strengthen our position as a top investment dealer.
- In the U.S., our objective is to extend the goals of the Canadian franchise and leverage the networks of our U.S. businesses. The focus is on growing government fixed income and currency trading businesses.
- Globally, we intend to extend the goals of our North American franchise, including trading in liquid currencies with high quality government, institutional, and corporate clients, as well as underwriting, distributing, and trading high quality fixed income products.
- Support and enhance TD's brand with our corporate, government, and institutional client base.

TABLE 19 WHOLESALE BANKING			
(millions of Canadian dollars, except as noted)	**2010**	2009	2008
Net interest income (TEB)	**$ 1,815**	$ 2,488	$ 1,318
Non-interest income (loss)	**1,059**	733	(68)
Total revenue	**2,874**	3,221	1,250
Provision for credit losses	**25**	164	106
Non-interest expenses	**1,395**	1,417	1,199
Net income – reported	**866**	1,137	65
Adjustments for items of note, net of income taxes[1]			
Agreement with Canada Revenue Agency	**121**	–	–
Net income – adjusted	**987**	1,137	65
Selected volumes and ratios			
Risk-weighted assets (billions of Canadian dollars)	**32**	34	56
Return on invested capital	**30.7%**	30.0%	1.8%
Efficiency ratio – reported	**48.5**	44.0	95.9
Average number of full-time equivalent staff	**3,217**	3,036	2,961

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Perform" section of this MD&A.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $866 million, a decrease of $271 million, or 24%, on a reported basis, and $987 million, a decrease of $150 million, or 13%, on an adjusted basis, compared with last year. Net income was impacted by a less favourable market environment. Markets normalized and concerns emanating from the European sovereign debt crisis resulted in lower client volumes, tighter bid-offer spreads, and reduced trading opportunities. The return on invested capital for the year was 30.7%, compared with 30.0% last year. This improvement was driven by lower capital stemming from reduced credit exposures, and decreased market risk as a result of lower VaR.

Wholesale Banking revenue was derived primarily from capital markets and corporate lending activities. Revenue for the year was $2,874 million, a decrease of $347 million, or 11%, compared with record revenue last year. Capital markets revenue declined primarily due to lower revenue in fixed income and currency trading, as well as the recovery from the cancellation of a loan commitment in the prior year. Trading revenue moderated from the prior year's record level as weakening market conditions and increased competition resulted in lower client volumes, and tighter bid-offer spreads. Exceptionally strong results were achieved in the prior year as the dramatic recovery in global financial markets was characterized by narrower credit spreads, improved asset values, market liquidity and an enhanced competitive position which resulted in strong broad-based performance with particularly strong results in fixed income, currency and credit trading. Advisory revenue increased this year from improved market share, while underwriting revenue decreased primarily due to lower equity issuance levels as compared to the prior year. Corporate lending revenue increased due to higher fees and improved margins as the portfolio re-priced. Progress in exiting the investment portfolio resulted in some gains in the current year as compared to significant losses last year.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $25 million, a decrease of $139 million, or 85%, compared with last year. The decrease was due to the low level of new formations during the year, as well as recoveries in the corporate lending portfolio. The accrual cost of credit protection was $33 million, a decrease of $8 million, or 20%, compared with last year.

Non-interest expenses for the year were $1,395 million, a decrease of $22 million, or 2%, compared with last year. The decrease relates to lower variable compensation related to lower revenue, partially offset by ongoing investments in risk and control infrastructure.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

- Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, was $2,351 million, a decrease of $803 million, or 25%, compared with last year. The decrease was primarily due to the normalization of capital markets as compared to very strong fixed income, currency, and credit trading revenue in the prior year. In addition, there was a recovery from the cancellation of a loan commitment in the prior year. Partially offsetting these decreases were higher equity derivatives revenue, and M&A and advisory fees.

Corporate Banking

- Corporate banking revenue which includes corporate lending, trade finance, and cash management services was $454 million, an increase of $57 million, or 14%, compared with last year. This increase was due to higher margins and loan fees, partially offset by lower average lending volumes.

Equity Investments

- The equity investment portfolio, currently composed of private equity investments, reported a gain of $69 million, compared with a loss of $330 million in the prior year. The increase is attributable to the exit of the public equity investment portfolio in the prior year, resulting in realized losses on the sale of these investments.

BUSINESS OUTLOOK AND FOCUS FOR 2011

We anticipate a continuation of moderate market conditions, characterized by low volatility and interest rates. This environment, coupled with increased competition will yield fewer trading opportunities; however, stable economic conditions should increase capital markets activity resulting in increases in debt and equity origination and M&A and advisory fees. Lending volumes are expected to remain suppressed and narrower credit spreads will affect pricing and negatively impact revenue. We expect higher PCL as compared to low levels in 2010 which included several recoveries. Our key priorities for 2011 are as follows:

- **Continue to build the franchise by broadening and deepening client relationships and investing in flow-based businesses including U.S. rates and global currency trading businesses.**
- **Leverage our core capabilities internationally in select geographies, primarily in the U.S.**
- **Maintain an effective risk management and control culture while improving operational efficiency through disciplined expense management.**

Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of asset securitization programs, treasury management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE 20 **CORPORATE**

(millions of Canadian dollars)	**2010**	2009	2008
Corporate segment net loss – reported	**$ (931)**	$ (1,719)	$ (147)
Adjustments for items of note, net of income taxes[1]			
Amortization of intangibles	**467**	492	404
Reversal of Enron litigation reserve	**–**	–	(323)
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**(5)**	450	(118)
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**4**	126	(107)
Provision for (recovery of) income taxes due to changes in statutory income tax rates	**(11)**	–	20
Provision (release) for insurance claims	**(17)**	–	20
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**(44)**	178	–
Settlement of TD Banknorth shareholder litigation	**–**	39	–
FDIC special assessment charge	**–**	35	–
Total adjustments for items of note	**394**	1,320	(104)
Corporate segment net loss – adjusted	**$ (537)**	$ (399)	$ (251)
Decomposition of items included in net loss – adjusted			
Net securitization	**$ (22)**	$ (10)	$ (69)
Net corporate expenses	**(401)**	(315)	(268)
Other	**(114)**	(74)	86
Corporate segment net loss – adjusted	**$ (537)**	$ (399)	$ (251)

[1] For explanation of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this MD&A.

The Corporate segment reported net loss for the year was $931 million, compared with a reported net loss of $1,719 million last year. The adjusted net loss for the year was $537 million, compared with an adjusted net loss of $399 million last year. The year-over-year change in the adjusted net loss was primarily attributable to an increase in net corporate expenses, higher net securitization losses, and the impact of favourable tax-related and other items in the prior year, partially offset by lower losses associated with hedging and treasury activities.

CORPORATE MANAGEMENT

The Corporate segment's mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank's key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.

The corporate management function of the Bank comprises audit, legal, compliance, corporate and public affairs, government and regulatory affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, office of the ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.

The enterprise Direct Channels and Distribution Strategy group was established within Corporate Operations and is responsible for the online, phone, and ABM/ATM channels, delivering a best in class experience across TD's North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer and client experience for TD Bank, America's Most Convenient Bank, TD Canada Trust, and TD Wealth Management, across all channels.

Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and to addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

2009 FINANCIAL RESULTS OVERVIEW

Summary of 2009 Performance

TABLE 21 | **REVIEW OF 2009 FINANCIAL PERFORMANCE**

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Net interest income	$ 6,348	$ 270	$ 3,607	$ 2,488	$ (1,387)	$ 11,326
Non-interest income	3,101	1,935	1,117	733	(352)	6,534
Total revenue	9,449	2,205	4,724	3,221	(1,739)	17,860
Provision for (reversal of) credit losses	1,155	–	948	164	213	2,480
Non-interest expenses	4,725	1,701	3,213	1,417	1,155	12,211
Income (loss) before provision for income taxes	3,569	504	563	1,640	(3,107)	3,169
Provision for (recovery of) income taxes	1,097	159	(70)	503	(1,448)	241
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	111	111
Equity in net income of an associated company, net of income taxes	–	252	–	–	51	303
Net income (loss) – reported	2,472	597	633	1,137	(1,719)	3,120
Items of note, net of income taxes	–	–	276	–	1,320	1,596
Net income (loss) – adjusted	$ 2,472	$ 597	$ 909	$ 1,137	$ (399)	$ 4,716

NET INTEREST INCOME

Reported net interest income was $11,326 million in 2009, an increase of $2,794 million or 33%. The increase was driven by increases in most segments. Canadian Personal and Commercial Banking net interest income increased $558 million, largely due to higher product volumes in personal loans, real-estate secured lending and deposits. U.S. Personal and Commercial Banking reported net interest income increased $1,463 million, largely due to the Commerce acquisition. Wholesale Banking net interest income increased $1,170 million due to higher trading-related net interest income.

NON-INTEREST INCOME

Reported non-interest income was $6,534 million in 2009, an increase of $397 million, or 6%, from 2008. Adjusted non-interest income was $7,294 million, an increase of $1,454 million, or 25%, from 2008. The increase in adjusted non-interest income was largely due to an increase in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Wholesale Banking non-interest income increased mainly due to higher trading-related non-interest income, partially offset by higher net security losses relating to the exit of the equity investment portfolio. U.S. Personal and Commercial Banking reported non-interest income increased largely due to the full-year inclusion of Commerce.

NON-INTEREST EXPENSES

Non-interest expenses for 2009 were $12,211 million, compared with $9,502 million in 2008, an increase of $2,709 million or 29%. The increase in expenses was driven by growth in all segments. Corporate segment non-interest expense increased by $780 million primarily due to the impact of a positive adjustment resulting from the reversal of the Enron litigation reserve in 2008 of $477 million, increases in amortization of intangibles by $76 million and net corporate expenses of $61 million, the settlement of TD Banknorth shareholder litigation of $58 million and a FDIC special assessment charge of $55 million. U.S. Personal and Commercial Banking non-interest expense increased by US$1,001 million, or 57%, primarily due to the full year inclusion of Commerce, higher integration charges, increased FDIC premiums, and the impact of new stores, partly offset by Commerce deal expense synergies during the year. Wholesale Banking non-interest expenses increased by $218 million due primarily to higher variable compensation on stronger results, higher severance costs, and ongoing investments in control processes. Canadian Personal and Commercial banking non-interest expenses increased by $203 million due to higher employee compensation, full year inclusion of the U.S. insurance and credit card businesses, and investment in new branches. Wealth Management non-interest expenses increased by $86 million mainly due to full year inclusion of the U.S. wealth management businesses, higher ownership in Internaxx, U.K., higher volume related expenses, and continued investment in growing the sales force in advice-based businesses, partially offset by lower variable compensation impacted by business results and prudent expense management.

INCOME TAX EXPENSE

Reported total income and other taxes decreased by $195 million, or 15%, from 2008. Income tax expense, on a reported basis, was down $296 million, or 55%, from 2008. Other taxes were up $101 million, or 14%, from 2008. Adjusted total income and other taxes were up $470 million, or 36%, from 2008. Total income tax expense, on an adjusted basis, was up $369 million, or 67%, from 2008.

The Bank's effective income tax rate, on a reported basis, was 7.6% for 2009, compared with 13.1% in 2008. The year-over-year decrease was primarily caused by a decrease in reported net income before taxes, a proportionate increase in tax exempt income, and a lower effective tax rate on international operations.

BALANCE SHEET

Factors Affecting Assets and Liabilities

Year-over-year comparison – October 31, 2009 vs. October 31, 2008

Total assets of the Bank were $557 billion as at October 31, 2009, a decrease of $6 billion, or 1%, compared with October 31, 2008. The decrease reflected a lower market value of derivatives and decreased securities purchased under reverse purchase agreements, partially offset by an increase in loans (net of allowance for loan losses).

Securities increased by $5 billion largely due to growth in available-for-sale securities in U.S. Personal and Commercial Banking driven by the reinvestment of balances previously invested in securities purchased under reverse repurchase agreements and the reinvestment of TD Bank USA deposits, partially offset by the reclassification of certain debt securities as loans. The translation effect of the weaker Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to increase by $1 billion.

Securities purchased under resale agreements decreased by $9 billion largely due to the reinvestment of balances into available-for-sale securities in U.S. Personal and Commercial Banking.

Loans (net of allowance for loan losses) were $253 billion, an increase of $34 billion, or 15%, primarily driven by volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Increases in consumer instalment and other personal loans, business and government loans in Canadian Personal and Commercial Banking, and residential mortgages in U.S. Personal and Commercial Banking drove the loan volume growth in 2009. In addition, a further $11 billion increase relates to the reclassification of debt securities as loans. The translation effect of the weaker Canadian dollar caused the value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking to increase by $1 billion.

Other declined by $38 billion primarily due to a decrease in the market value of derivatives in Wholesale Banking resulting from movements in interest rates and cross currency swaps, and volatility in currency and interest rate markets.

Total liabilities of the Bank were $518 billion as at October 31, 2009, a decrease of $13 billion, or 2%, compared with October 31, 2008. The net decrease was largely due to a $26 billion decrease in the market value of Wholesale Banking derivatives, partially offset by an increase in deposits. The translation effect of the weaker Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to increase by $2 billion.

Deposits were $391 billion, an increase of $15 billion, or 4%, primarily due to a $31 billion increase in personal deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments which were offset by decreases in business and government and trading deposits in Wholesale Banking. The translation effect of the weaker Canadian dollar caused the value of the deposits in U.S. Personal and Commercial Banking to increase by $2 billion.

Other liabilities decreased $28 billion, or 18%, primarily due to a decrease in the market value of derivatives in Wholesale Banking resulting from movements in interest rates and cross currency swaps and volatility in currency and interest rate markets.

Common shares and **preferred shares** in total increased $3.6 billion, due to new share issuances of $2.1 billion and $1.5 billion, respectively.

2009 FINANCIAL RESULTS OVERVIEW

2009 Financial Performance by Business Line

Canadian Personal and Commercial Banking net income for the year was a record $2,472 million, an increase of $48 million, or 2%, from the prior year. Return on invested capital decreased from 29% last year to 28% in 2009.

Revenue for the year was $9,449 million, an increase of $623 million, or 7%, compared with last year mainly due to strong net interest income. The main contributor to revenue growth was solid broad-based volume growth particularly in personal and business deposits and real estate secured lending, which was partly offset by margin compression mainly from deposits.

Compared with last year, real estate secured lending average volume (including securitizations) grew by $18 billion, or 12%, credit card lending volume grew by $1 billion, or 15%, and personal deposit volume grew $15 billion, or 14%. Business deposits grew by $7 billion, or 16%, and originated gross insurance premiums grew by $247 million, or 10%. Personal loans grew by $12 billion, or 9%, and business loans and acceptances grew by $2 billion, or 7%.

Margin on average earning assets decreased by 5 bps to 2.90% compared with last year due to margin compression primarily from the low overall level of interest rates.

Provision for credit losses (PCL) for the year was $1,155 million, an increase of $389 million, or 51%, compared with last year. Personal banking PCL was $1,065 million, an increase of $347 million, or 48%, compared with last year, mainly due to higher loss rates on credit cards and unsecured lines of credit. Business banking PCL was $90 million, an increase of $42 million, or 88%, compared with the prior year reflecting the weaker economic conditions. PCL as a percentage of credit volume was 0.52%, increasing 14 bps from last year.

Non-interest expenses for the year were $4,725 million, an increase of $203 million, or 4%, compared with last year. Higher employee compensation, the full year inclusion of the U.S. insurance and credit card businesses transferred to the segment in the third quarter of 2008, and investment in new branches contributed to the increase in expenses. The average full-time equivalent (FTE) staffing levels increased by 558, or 2%, from last year. This increase was due to the full year inclusion of the U.S. insurance and credit card businesses and increases in the insurance, business banking, and real estate secured lending businesses. The efficiency ratio for the year improved to 50.0% compared with 51.2% last year.

Wealth Management net income for the year was $597 million, a decrease of $172 million, or 22%, compared with last year. The decrease was primarily due to lower revenue in mutual funds driven by lower average assets under management and lower average fees, net interest margin compression, and lower income from the Bank's reported investment in TD Ameritrade. These declines were partially offset by higher trading volumes in the online brokerage operation, increased long-term mutual fund sales, and increased revenue from new issues. The Bank's reported investment in TD Ameritrade generated net income for the year of $252 million, a decrease of $37 million, or 13%, compared with the same period last year. The return on invested capital for the year was 13%, compared with 19% last year.

Global Wealth revenue for the year was $2,205 million, a decrease of $123 million, or 5%, compared with last year. Asset management revenue decreased due to lower average assets under management and lower average fees. Online brokerage revenue declined slightly due to decreases from lower interest spread revenue which was partially offset by record trading volumes and higher ownership in Internaxx, U.K. Advice-based revenue increased primarily due to the full year inclusion of the U.S. wealth management businesses.

Non-interest expenses were $1,701 million in 2009, an increase of $86 million, or 5%, compared with last year. The increase in expenses was mainly due to the full year inclusion of the U.S. wealth management businesses, higher ownership in Internaxx, U.K., higher volume-related expenses, and our continued investment in growing the sales force in advice-based businesses. These expenses were partially offset by lower variable compensation impacted by business results and prudent expense management.

Average FTE staffing levels increased by 445, or 7%, compared with last year. The increase was mainly due to the inclusion of the U.S. wealth management businesses, the addition of new client-facing advisors and support staff, and increased processing staff to handle a higher number of new accounts related to the Tax Free Savings Account and higher trading volumes. The efficiency ratio for the year worsened to 77.1% compared to 69.4% in the prior year, primarily due to the decline in revenue and the inclusion of U.S. wealth management businesses.

TD Ameritrade's contribution to Wealth Management's net income was $252 million, down $37 million, or 13%, compared with last year. TD Ameritrade's underlying net income decreased US$160 million, or 20%, compared to last year, driven mainly by a 33% decline in asset-based revenue and a 6% rise in non-interest expenses this year. However, Wealth Management's equity share of TD Ameritrade's net income declined 13% year-over-year due to lower base earnings and rising segment allocations. This was partially offset by the positive translation effect of a weaker Canadian dollar and the increase in the Bank's beneficial ownership of TD Ameritrade shares.

Assets under administration of $191 billion as at October 31, 2009 increased by $18 billion, or 10%, compared with October 31, 2008, primarily due to net new client assets and market increases in the second half of the year. Assets under management of $171 billion as at October 31, 2009 increased by $1 billion compared with October 31, 2008.

U.S. Personal and Commercial Banking effective the quarter ended April 30, 2009, the reporting periods of all units within U.S. Personal and Commercial Banking are now aligned with the Bank. Previously, the results of TD Banknorth and Commerce were reported on a one month lag. The results for the year include net income for the period October 1, 2008 to October 31, 2009, while the results for January 2009 has been excluded from the results of U.S. Personal and Commercial Banking during the year.

U.S. Personal and Commercial Banking reported net income and adjusted net income were $633 million and $909 million, respectively, for the current year, compared with $722 million and $806 million, respectively, in the prior year. Adjusted net income for the current year excludes $276 million (US$240 million) of after-tax charges related to restructuring and integration expenses while the prior year excludes $70 million (US$68 million) of such after-tax charges. The $103 million, or 13%, increase in adjusted net income related primarily to the full year inclusion of Commerce results this year and the translation effect of a weaker Canadian dollar, partially offset by higher PCL. Actual adjusted net income for the current year is lower than the previously announced estimate, as the effects of the economic slowdown, the low interest rate environment, and higher PCL adversely affected growth rates in the segment compared to management's earlier expectations. Return on invested capital decreased from 6.1% last year to 4.5% in 2009.

Revenue for the year was US$4,053 million, an increase of US$1,101 million, or 37%, compared with last year, primarily due to the full year inclusion of Commerce results. Adjusted for the impact of Commerce, revenue decreased slightly due largely to margin compression (including effects of higher non-performing assets), partially offset by strong loan and deposit growth. Margin on average earning assets declined by 32 bps to 3.52% compared with last year due to the low rate environment and increased levels of non-performing loans.

Certain debt securities, including all non-agency collateralized mortgage obligations (CMOs), which were previously accounted for as available-for-sale securities were reclassified to loans in 2009 as a result of amendments to Canadian GAAP which provide that debt securities that are not quoted in an active market may be classified as loans. These debt securities were reclassified at their amortized cost retroactive to November 1, 2008. As at October 31, 2009, debt securities with an amortized cost of US$7.3 billion ($7.9 billion) were reclassified as loans. The impact of reclassification was the reversal of the unrealized loss recognized in other comprehensive income (OCI) with the offset being an increase in the carrying value of the assets. Under a loan accounting framework, a general allowance was also required for certain reclassified debt securities. The general allowance was retroactively established for certain debt securities and totalled US$256 million at October 31, 2009. The general allowance was recorded by a US$89 million provision recorded as an adjustment to November 1, 2008, opening retained earnings, a US$75 million provision in the first quarter of 2009, a US$95 million provision in the second quarter of 2009, and a US$3 million reversal in the fourth quarter of 2009. In the fourth quarter of 2009 a US$42 million specific reserve was also recorded against certain of these debt securities. The fair value of this portfolio as at October 31, 2009 was approximately US$7.0 billion, or US$321 million below their carrying value, net of specific allowance for credit losses.

PCL was US$810 million, an increase of US$588 million, or 265%, compared with last year. Higher provisions related largely to higher levels of charge-offs, higher reserve requirements resulting from the economic recession in the U.S, and $209 million of provisions on debt securities classified as loans. Net impaired loans were US$993 million, an increase of US$680 million, or 217%, compared to October 31, 2008 due to net new formations resulting from continued weakness in the real estate markets, the recession in the U.S, and US$181 million for impaired debt securities classified as loans.

Reported non-interest expenses were US$2,763 million, an increase of US$1,001 million, or 57%, compared with last year, due primarily to the full year inclusion of Commerce, higher integration charges, increased FDIC premiums, and the impact of new stores, partly offset by Commerce deal expense synergies during the year. Excluding restructuring and integration charges, adjusted expenses increased US$736 million, or 44%. The reported efficiency ratio for the year worsened to 68.0%, compared with 59.8% last year. The adjusted efficiency ratio for the year worsened to 59.0%, compared with 56.1% in 2008. The efficiency ratios worsened primarily due to margin compression, higher FDIC premiums, and new store openings. The total year end FTE staff level increased by 5,659, or 41%, compared with last year end due to the achievement of synergies partially offset by the impact of opening 33 new stores in 2009. Additional reductions are expected in the first quarter of 2010 as integration efforts wind down.

Wholesale Banking net income for the year was a record $1,137 million, an increase of $1,072 million compared with last year. Net income was impacted by a substantially improved trading environment characterized by increased liquidity, improved asset values, and periods of elevated volatility which resulted in high client volumes and trading opportunities. The return on invested capital for the year was 30%, compared with 2% last year.

Wholesale Banking revenue was derived primarily from capital markets, corporate lending activities, and investing. Revenue for the year was a record $3,221 million, an increase of $1,971 million, or 158%, compared with last year. Capital markets revenue increased significantly compared with last year primarily due to strong credit, interest rate, and foreign exchange trading revenue, recovery from the cancellation of a loan commitment, higher energy and equity trading, and underwriting revenue. Strong results in interest rate and foreign exchange businesses were driven by wider margins, increases in client activity, and improved asset values as credit spreads tightened. Strong results were also achieved in credit trading compared to credit trading losses in 2008 arising from the severe decline in global market liquidity. The narrowing of credit spreads and outperformance of cash products relative to derivatives resulted in a significant improvement in credit trading revenue. The narrowing of credit spreads also led to a substantial increase in other comprehensive income from gains on the mark-to-market of certain debt securities reclassified from trading to available-for-sale last year. Energy trading revenue increased primarily due to strong client volumes and trading gains from declining natural gas prices. Equity trading revenue increased primarily due to a recovery of global equity markets compared to significant declines last year. Advisory and underwriting revenue were higher reflecting stronger levels of market activity as clients recapitalized to leverage low debt financing costs and investor demand for new equity issues increased. Corporate lending revenue increased primarily due to higher average lending volumes and higher margins. The equity investment portfolio posted significant losses in the year driven by realized net security losses due to the strategic decision to exit the Bank's public equity investment portfolio.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL was $164 million in 2009, an increase of $58 million, or 55%, compared with prior year. In 2009, PCL increased primarily due to two exposures in the corporate lending portfolio and a single exposure in the private equity portfolio. The accrual cost of credit protection was $41 million, a decrease of $6 million, or 13%, compared with the prior year. Wholesale Banking continues to actively manage credit risk and held $1.4 billion in credit protection against the lending portfolio, a decline of $900 million, or 39%, from last year.

Non-interest expenses for the year were $1,417 million, an increase of $218 million, or 18%, compared with last year. The increase relates primarily to higher variable compensation on stronger results, higher severance costs, and ongoing investments in control processes.

RWA declined by $22 billion, or 39%, to $34 billion this year, primarily due to lower market risk as measured by Value-at-Risk (VaR), the exit of the public equity investment portfolio, and continued reductions in credit trading positions outside North America.

Corporate segment reported net loss for the year was $1,719 million, compared with a reported net loss of $147 million in 2008. The adjusted net loss for the year was $399 million, compared with an adjusted net loss of $251 million last year. The year-over-year change in the adjusted net loss was primarily attributable to lower tax benefits reported this year, losses associated with retail hedging and corporate financing activities, and higher unallocated corporate expenses that were partially offset by a decrease in net securitization losses.

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

- **Total assets were $620 billion as at October 31, 2010, an increase of $62 billion, or 11%, compared with October 31, 2009.**

TABLE 22 SELECTED CONSOLIDATED BALANCE SHEET ITEMS		
(millions of Canadian dollars)	**2010**	2009
Securities	**$ 171,612**	$ 148,823
Securities purchased under reverse repurchase agreements	**50,658**	32,948
Loans (net of allowance for loan losses)	**270,020**	253,128
Deposits	**429,971**	391,034

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $620 billion as at October 31, 2010, an increase of $62 billion, or 11%, compared with October 31, 2009. The increase reflected a $23 billion increase in securities, an $18 billion increase in securities purchased under reverse repurchase agreements, a $17 billion increase in loans (net of allowance for loan losses) and a $5 billion increase in other assets.

Securities increased by $23 billion largely due to growth in available-for-sale securities in U.S. Personal and Commercial Banking driven by the investment of TD Ameritrade deposits. The translation effect of the stronger Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to decrease by $4 billion.

Securities purchased under reverse repurchase agreements increased by $18 billion largely due to an increase in Wholesale Banking.

Loans (net of allowance for loan losses) increased $17 billion, or 7%, primarily driven by volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. The increase in Canadian Personal and Commercial Banking loans was due to increases in consumer instalment and other personal loans, residential mortgages, and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to business and government loans and residential mortgages. The FDIC-assisted transactions and the acquisition of The South Financial Group, Inc. added $8 billion to total loans. The translation effect of the stronger Canadian dollar caused the value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking to decrease by $4 billion.

Other assets increased by $5 billion primarily due to an increase in the market value of derivatives and other assets in Wholesale Banking.

Total liabilities were $577 billion as at October 31, 2010, an increase of $59 billion, or 11%, compared with October 31, 2009. The net increase was primarily due to a $39 billion increase in deposits and a $21 billion increase in other liabilities. The translation effect of the stronger Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to decrease by $11 billion.

Deposits increased $39 billion, or 10%, primarily due to a $26 billion increase in personal deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, and $18 billion increase in business and government deposits, and higher TD Ameritrade insured deposit accounts, partially offset by a $12 billion decrease in trading deposits in the Wholesale Banking segment. The FDIC-assisted transactions and the acquisition of The South Financial Group added $11 billion to total deposits. The translation effect of the stronger Canadian dollar caused the value of the deposits in U.S. Personal and Commercial Banking to decrease by $9 billion.

Other liabilities increased $21 billion, or 18%, primarily due to a $15 billion increase in obligations related to securities sold short and under repurchase agreements and a $6 billion increase in the market value of derivatives, driven by Wholesale Banking.

Shareholders' equity increased by $4 billion primarily due to retained earnings growth and higher common share capital due to new share issuances.

U.S. GAAP

See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's annual report on Form 40-F for fiscal 2010 filed with the SEC and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

Total assets under U.S. GAAP were $577 billion as at October 31, 2010, $43 billion lower than under Canadian GAAP. The difference was primarily due to the netting of derivative balances which is permitted under U.S. GAAP where there is a legal right to offset. Under Canadian GAAP the netting of derivative balances is only permitted where there is a legal right to offset and there is an intention to settle the contracts simultaneously. Other differences include accounting for non-cash collateral which requires certain non-cash collateral received in securities lending transactions to be recognized as an asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $533 billion as at October 31, 2010, $43 billion lower than under Canadian GAAP. The difference was due primarily to the netting of derivative balances under U.S. GAAP as described above. Other differences include accounting for non-cash collateral received in securities lending transactions also as described above and certain preferred shares recognized as liabilities under Canadian GAAP were reclassified to equity under U.S. GAAP.

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW

- **Loans and acceptances portfolio net of allowances for credit losses was $278 billion, an increase of $15 billion from the prior year.**
- **Impaired loans after specific allowance were $1,716 million, an increase of $159 million.**
- **Provision for credit losses was $1,625 million, compared with $2,480 million in the prior year.**
- **Total allowances for credit losses decreased by $52 million to $2,587 million in 2010.**

LOAN PORTFOLIO

Overall in 2010, the Bank's credit quality remained stable despite uncertain economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. During 2010, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $15 billion, or 6%, from the prior year, largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the U.S. acquisitions.

The Bank experienced growth in new impaired loan formations during the year, driven largely by increases in both the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. The increase in impaired loans in Canadian Personal and Commercial Banking was due primarily to volume increases and the impact of higher unemployment and consumer bankruptcies on the personal portfolio. Impaired loan growth in U.S. Personal and Commercial Banking was largely due to continued weakness in the real estate sector and to higher defaults across most portfolios.

The majority of the credit risk exposure is related to the loan and acceptances portfolio. However, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 32 to the 2010 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

During 2010, the Bank increased its credit portfolio by $18 billion or 7% compared to prior year largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the U.S. acquisitions.

The Bank's loan portfolio continued to be dominated by the Canadian and U.S. residential and personal portfolios which represented 64% of net loans including acceptances, compared with 63% in 2009 and 62% in 2008. During the year, the portfolio, which is primarily composed of residential mortgages, consumer instalment and other personal loans increased by $12 billion, or 7%, and totalled $180 billion at year end. Residential mortgages represented 25% of the portfolio in 2010, 25% in 2009, and 25% in 2008. Consumer instalment and other personal loans were 39% of total loans net of specific allowance in 2010, compared with 39% in 2009 and 37% in 2008.

The Bank's business and government credit exposure was 31% of total loans net of specific allowance, in line with 2009. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2% of total loans and acceptances net of specific allowance, respectively. Real estate was the leading U.S. sector of concentration and represented 5% of net loans, in line with 2009.

Geographically, the credit portfolio remained concentrated in Canada. In 2010, the percentage of loans held in Canada was 72%, up from 71% in 2009. The largest Canadian exposure was in Ontario, which represented 55% of total loans net of specific allowance for 2010, up from 54% in 2009.

The balance of the credit portfolio was predominantly in the U.S., which represented 24% of the portfolio, up from 23% in 2009 primarily due to the U.S. acquisitions. Exposure to other geographic regions was limited. The largest U.S. exposures by state were in New York and New Jersey, each of which represented 4% of total loans net of specific allowance, compared with 5% in 2009.

TABLE 23 LOANS AND ACCEPTANCES, NET OF ALLOWANCE BY INDUSTRY SECTOR

(millions of Canadian dollars, except as noted)

			2010	2009	2008[3]	Percentage of total 2010	2009	2008[3]
	Gross loans	Specific allowance	Net loans	Net loans	Net loans			
Canada								
Residential mortgages[1,2]	**$ 61,516**	**$ 11**	**$ 61,505**	$ 58,239	$ 52,799	**22.0%**	22.0%	22.8%
Credit card, consumer instalment and other personal	**94,783**	**127**	**94,656**	88,478	74,089	**33.9**	33.4	32.0
Total personal	**156,299**	**138**	**156,161**	146,717	126,888	**55.9**	55.4	54.8
Real estate								
Residential	**9,545**	**14**	**9,531**	9,069	8,516	**3.4**	3.4	3.6
Non-residential	**4,466**	**1**	**4,465**	3,788	2,907	**1.6**	1.4	1.3
Total real estate	**14,011**	**15**	**13,996**	12,857	11,423	**5.0**	4.8	4.9
Agriculture	**2,601**	**3**	**2,598**	2,383	2,351	**0.9**	0.9	1.0
Automotive	**1,108**	**3**	**1,105**	992	1,167	**0.4**	0.4	0.5
Chemical	**565**	**–**	**565**	341	613	**0.2**	–	0.3
Financial[4]	**5,360**	**4**	**5,356**	6,295	6,758	**1.9**	2.4	2.8
Food, beverage, and tobacco	**1,048**	**3**	**1,045**	1,230	1,429	**0.4**	0.5	0.6
Forestry	**377**	**1**	**376**	445	438	**0.1**	0.2	0.2
Government and public sector entities	**2,900**	**1**	**2,899**	1,395	1,315	**1.0**	0.5	0.6
Health and social services	**2,934**	**6**	**2,928**	2,552	2,244	**1.1**	1.0	1.0
Industrial construction and trade contractors	**1,160**	**5**	**1,155**	1,019	952	**0.4**	0.4	0.4
Media and entertainment	**605**	**5**	**600**	767	1,023	**0.2**	0.3	0.4
Metals and mining	**566**	**3**	**563**	788	1,210	**0.2**	0.3	0.5
Pipelines, oil, and gas	**1,899**	**11**	**1,888**	2,465	3,311	**0.7**	0.9	1.4
Power and utilities	**951**	**–**	**951**	960	1,203	**0.3**	0.4	0.5
Retail sector	**2,036**	**8**	**2,028**	1,996	1,929	**0.7**	0.8	0.9
Sundry manufacturing and wholesale	**905**	**28**	**877**	825	952	**0.3**	0.3	0.4
Telecommunications and cable	**418**	**–**	**418**	434	692	**0.2**	0.2	0.3
Transportation	**487**	**–**	**487**	516	580	**0.2**	0.2	0.3
Other	**4,079**	**13**	**4,066**	3,754	2,852	**1.5**	1.4	1.2
Total business & government[2]	**44,010**	**109**	**43,901**	42,014	42,442	**15.7**	15.9	18.2
Total Canada	**200,309**	**247**	**200,062**	188,731	169,330	**71.6**	71.3	73.0
United States								
Residential mortgages	**9,398**	**20**	**9,378**	7,390	4,773	**3.3**	2.8	2.1
Credit card, consumer instalment and other personal	**14,513**	**56**	**14,457**	13,796	12,778	**5.2**	5.2	5.5
Total personal	**23,911**	**76**	**23,835**	21,186	17,551	**8.5**	8.0	7.6
Real estate								
Residential	**4,001**	**74**	**3,927**	4,253	4,019	**1.4**	1.6	1.7
Non-residential	**9,853**	**36**	**9,817**	9,359	9,349	**3.5**	3.5	4.0
Total real estate	**13,854**	**110**	**13,744**	13,612	13,368	**4.9**	5.1	5.7
Agriculture	**260**	**1**	**259**	391	505	**0.1**	0.1	0.2
Automotive	**1,288**	**4**	**1,284**	1,178	1,419	**0.5**	0.4	0.6
Chemical	**1,102**	**5**	**1,097**	883	584	**0.4**	0.3	0.3
Financial[4]	**2,564**	**5**	**2,559**	2,522	2,595	**0.9**	1.0	1.1
Food, beverage, and tobacco	**1,256**	**3**	**1,253**	1,211	1,212	**0.5**	0.5	0.6
Forestry	**405**	**1**	**404**	453	664	**0.2**	0.2	0.3
Government and public sector entities	**2,048**	**1**	**2,047**	1,855	1,436	**0.7**	0.7	0.6
Health and social services	**4,881**	**7**	**4,874**	3,978	3,137	**1.7**	1.5	1.4
Industrial construction and trade contractors	**1,260**	**10**	**1,250**	1,178	1,252	**0.5**	0.4	0.5
Media and entertainment	**687**	**14**	**673**	731	831	**0.2**	0.3	0.4
Metals and mining	**758**	**4**	**754**	648	729	**0.3**	0.2	0.3
Pipelines, oil, and gas	**692**	**–**	**692**	775	1,088	**0.3**	0.3	0.5
Power and utilities	**915**	**–**	**915**	774	534	**0.3**	0.3	0.2
Retail sector	**2,840**	**24**	**2,816**	2,631	3,101	**1.0**	1.0	1.3
Sundry manufacturing and wholesale	**1,158**	**10**	**1,148**	1,227	1,021	**0.4**	0.5	0.4
Telecommunications and cable	**525**	**–**	**525**	633	1,079	**0.2**	0.2	0.5
Transportation	**2,049**	**6**	**2,043**	1,261	1,251	**0.7**	0.5	0.5
Other	**4,590**	**9**	**4,581**	3,248	3,608	**1.6**	1.2	1.6
Total business & government[1]	**43,132**	**214**	**42,918**	39,189	39,414	**15.4**	14.7	17.0
Total United States	**67,043**	**290**	**66,753**	60,375	56,965	**23.9**	22.7	24.6
International								
Personal	**11**	**–**	**11**	8	9	**–**	–	–
Business & government	**3,262**	**–**	**3,262**	4,669	5,544	**1.2**	1.8	2.4
Total international	**3,273**	**–**	**3,273**	4,677	5,553	**1.2**	1.8	2.4
Total excluding other loans	**270,625**	**537**	**270,088**	253,783	231,848	**96.7**	95.8	100.0
Other loans								
Debt securities classified as loans[5]	**7,591**	**140**	**7,451**	11,101	–	**2.7**	4.2	–
FDIC covered loans[6]	**1,870**	**–**	**1,870**	–	–	**0.6**	–	–
Total other loans	**9,461**	**140**	**9,321**	11,101	–	**3.3**	4.2	–
Total	**$ 280,086**	**$ 677**	**279,409**	264,884	231,848	**100.0%**	100.0%	100.0%
General allowance								
Personal, business & government			**1,469**	1,533	1,184			
Debt securities classified as loans[5]			**163**	277	–			
FDIC covered loans[6]			**–**	–	–			
Total general allowance			**1,632**	1,810	1,184			
Total net of allowance			**$ 277,777**	$ 263,074	$ 230,664			
Percentage change over previous year – loans and acceptances, net of specific allowance			**5.5%**	14.3%	24.5%			
Percentage change over previous year – loans and acceptances, net of allowance			**5.6%**	14.1%	24.6%			

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] Effective 2009, multiple-unit residential (MUR) mortgages, and any related credit losses, have been reclassified from personal – residential mortgages to business and government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

[3] The presentation of 2008 has been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower's appropriate industry sector rather than as a real estate loan. Additionally in 2009, certain automotive and industrial construction and trade contractor loans were reclassified to the financial sector.

[4] The Bank has no direct or derivative exposures to monoline insurance counterparties.

[5] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

[6] Loans subject to the loss share agreements with the FDIC are considered "FDIC covered loans". The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC.

TABLE 24 LOANS AND ACCEPTANCES, NET OF SPECIFIC ALLOWANCE BY GEOGRAPHY

(millions of Canadian dollars, except as noted)

			2010	2009	2008	Percentage of total 2010	2009	2008
	Gross loans	Specific allowance	Net loans	Net loans	Net loans			
Canada								
Atlantic provinces	$ 2,825	$ 5	$ 2,820	$ 2,719	$ 2,592	1.0%	1.0%	1.1%
British Columbia and territories[1]	16,314	24	16,290	15,973	13,785	5.8	6.0	5.9
Ontario[1]	153,018	169	152,849	142,521	128,563	55.0	53.9	55.5
Prairies[1]	21,005	32	20,973	20,729	18,135	7.5	7.9	7.8
Québec	7,147	17	7,130	6,789	6,255	2.5	2.6	2.7
Total Canada	200,309	247	200,062	188,731	169,330	71.8	71.4	73.0
United States								
Carolinas (North and South)	4,373	–	4,373	–	–	1.5	–	–
Florida	3,223	10	3,213	1,315	1,425	1.1	0.5	0.6
New England[2]	24,441	113	24,328	23,115	21,874	8.7	8.7	9.5
New Jersey	12,440	53	12,387	13,104	9,162	4.4	4.9	4.0
New York	11,204	49	11,155	13,140	13,756	4.0	4.9	5.9
Pennsylvania	5,617	37	5,580	5,350	6,945	2.0	2.0	3.0
Other	5,745	28	5,717	4,351	3,803	2.0	1.6	1.6
Total United States[3]	67,043	290	66,753	60,375	56,965	23.7	22.6	24.6
International								
Europe	2,382	–	2,382	1,598	2,618	0.9	0.6	1.1
Other	891	–	891	3,079	2,935	0.3	1.2	1.3
Total international	3,273	–	3,273	4,677	5,553	1.2	1.8	2.4
Total excluding other loans	270,625	537	270,088	253,783	231,848	96.7	95.8	100.0
Other loans	9,461	140	9,321	11,101	–	3.3	4.2	–
Total	280,086	677	279,409	264,884	231,848	100.0%	100.0%	100.0%
General allowance			1,632	1,810	1,184			
Total, net of allowance			$ 277,777	$ 263,074	$ 230,664			

Percentage change over previous year – loans and acceptances, net of specific allowance	2010	2009
Canada	6.0%	11.5%
United States	10.6	6.0
International	(30.0)	(15.8)
Other loans	(0.2)%	– %

[1] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

[2] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

[3] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 25 LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS

(millions of Canadian dollars)

	Loans authorized 2010	2009	2008	Amount outstanding 2010	2009	2008
Loan amount						
$0 – $24,999	$ 3,456	$ 1,246	$ 1,191	$ 516	$ 568	$ 549
$25,000 – $49,999	1,264	1,239	1,097	723	734	639
$50,000 – $99,999	2,260	2,072	1,973	1,382	1,170	1,098
$100,000 – $249,999	5,776	4,493	4,623	4,090	2,737	2,870
$250,000 – $499,999	6,698	4,672	4,760	5,042	2,853	3,034
$500,000 – $999,999	7,848	5,161	5,614	5,785	2,757	3,284
$1,000,000 – $4,999,999	20,557	15,309	18,203	14,404	7,306	9,987
Total[1]	$ 47,859	$ 34,192	$ 37,461	$ 31,942	$ 18,125	$ 21,461

[1] Personal loans used for business purposes are not included in these totals.

IMPAIRED LOANS

An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Purchased impaired loans are not reported as impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition. Gross impaired loans were $3,456 million in 2010, up $1,145 million, or 50%, over 2009 primarily due to increased impairment of debt securities classified as loans which represented $929 million of this increase, or 27% of total 2010 gross impaired loans. Excluding debt securities, gross impaired loans increased $216 million, or 10% over 2009. Gross impaired loan formations decreased year-over-year.

In Canada, residential and personal loans generated net impaired loans of $465 million, an increase of $83 million, or 22%, over 2009 and evenly distributed across these two segments. Residential mortgages represented the most significant portion of this increase. Business and government loans generated $115 million in net impaired loans, a decrease of $138 million, or 55%, over 2009. Business and government impaired loans were distributed across industry sectors. Impaired loans increases in 2010 were due to higher residential and personal loan volumes combined with continued economic uncertainty which generated elevated default rates across most portfolios.

In the U.S., residential and personal loans generated net impaired loans of $192 million, an increase of $21 million, or 12%, over 2009. Residential mortgages represented the most significant portion of this increase. Business and government loans generated $943 million in net impaired loans, an increase of $192 million, or 26%, over 2009. Business and government impaired loans were highly concentrated in the real estate sector. Impaired loan increases in 2010 were due to continued weakness in the U.S. real estate sector.

Geographically, 21% of total impaired loans net of specific allowance were generated in Canada and 41% in the U.S. The balance of 37% was primarily attributed to the debt securities classified as loans. Impaired loans in Canada were concentrated in Ontario, which represented 12% of total impaired loans net of specific allowance, down from 25% in 2009. U.S. impaired loans were concentrated in New York and New Jersey, representing 6% and 8% of net impaired loans, down from 13% and 11% respectively, in 2009.

TABLE 26 **CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES**

(millions of Canadian dollars)	**2010**	2009
Balance at beginning of period – personal, business & government	**$ 2,070**	$ 1,157
Impact due to reporting-period alignment of U.S. entities	**–**	57
Additions	**3,667**	3,860
Return to performing status, repaid or sold	**(1,635)**	(1,370)
Write-offs	**(1,766)**	(1,547)
Foreign exchange and other adjustments	**(83)**	(87)
Balance at end of period – personal, business & government	**2,253**	2,070
Other loans		
Debt securities classified as loans[1]	**1,170**	241
FDIC covered loans[2]	**33**	–
Balance at end of period	**$ 3,456**	$ 2,311

[1] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

[2] Loans subject to the loss share agreements with the FDIC are considered "FDIC covered loans". The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC.

TABLE 27 IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR

(millions of Canadian dollars, except as noted)

	2010			2009	2008[3]	Percentage of total 2010	2009	2008[3]
	Gross impaired loans	Specific allowance	Net impaired loans	Net impaired loans	Net impaired loans			
Canada								
Residential mortgages[1,2]	$ 301	$ 11	$ 290	$ 239	$ 185	10.4%	13.6%	23.0%
Credit card, consumer instalment and other personal	302	127	175	143	130	6.3	8.2	16.1
Total personal	603	138	465	382	315	16.7	21.8	39.1
Real estate								
Residential	35	14	21	31	5	0.8	1.8	0.6
Non-residential	2	1	1	2	2	–	0.1	0.3
Total real estate	37	15	22	33	7	0.8	1.9	0.9
Agriculture	7	3	4	7	8	0.1	0.4	1.0
Automotive	7	3	4	9	6	0.1	0.5	0.8
Chemical	–	–	–	1	–	–	0.1	–
Financial	6	4	2	3	2	0.1	0.2	0.3
Food, beverage, and tobacco	5	3	2	1	4	0.1	0.1	0.5
Forestry	1	1	–	18	14	–	1.0	1.7
Government and public sector entities	1	1	–	4	1	–	0.2	0.1
Health and social services	9	6	3	4	2	0.1	0.2	0.3
Industrial construction and trade contractors	11	5	6	8	5	0.2	0.4	0.6
Media and entertainment	14	5	9	33	9	0.3	1.9	1.1
Metals and mining	13	3	10	18	13	0.4	1.0	1.6
Pipelines, oil, and gas	22	11	11	24	7	0.4	1.4	0.9
Retail sector	21	8	13	20	8	0.5	1.1	1.0
Sundry manufacturing and wholesale	45	28	17	35	20	0.6	2.0	2.5
Transportation	2	–	2	1	1	0.1	0.1	0.1
Other	23	13	10	34	20	0.4	1.9	2.5
Total business & government[2]	224	109	115	253	127	4.2	14.4	15.9
Total Canada	827	247	580	635	442	20.9	36.2	55.0
United States								
Residential mortgages	158	20	138	121	57	5.0	6.9	7.1
Credit card, consumer instalment and other personal	110	56	54	50	41	1.9	2.9	5.1
Total personal	268	76	192	171	98	6.9	9.8	12.2
Real estate								
Residential	371	74	297	312	100	10.7	17.8	12.4
Non-residential	273	36	237	98	43	8.5	5.6	5.3
Total real estate	644	110	534	410	143	19.2	23.4	17.7
Agriculture	4	1	3	2	2	0.1	0.1	0.3
Automotive	36	4	32	33	25	1.2	1.9	3.1
Chemical	16	5	11	3	1	0.4	0.2	0.1
Financial	34	5	29	18	4	1.0	1.0	0.5
Food, beverage, and tobacco	9	3	6	2	2	0.2	0.1	0.3
Forestry	3	1	2	21	1	0.1	1.2	0.1
Government and public sector entities	7	1	6	9	3	0.2	0.5	0.3
Health and social services	41	7	34	17	7	1.2	0.9	0.9
Industrial construction and trade contractors	47	10	37	21	9	1.3	1.2	1.1
Media and entertainment	37	14	23	14	16	0.8	0.8	2.0
Metals and mining	23	4	19	20	5	0.7	1.1	0.6
Pipelines, oil, and gas	2	–	2	35	–	0.1	2.0	–
Power and utilities	6	–	6	7	–	0.2	0.4	–
Retail sector	124	24	100	66	27	3.6	3.8	3.3
Sundry manufacturing and wholesale	37	10	27	6	5	1.0	0.3	0.6
Telecommunications and cable	1	–	1	1	–	–	0.1	–
Transportation	41	6	35	16	2	1.3	0.9	0.3
Other	45	9	36	50	13	1.3	2.9	1.6
Total business & government[1]	1,157	214	943	751	265	33.9	42.8	32.8
Total United States	1,425	290	1,135	922	363	40.8	52.6	45.0
International								
Business & government	1	–	1	–	–	–	–	–
Total international	1	–	1	–	–	–	–	–
Total excluding other loans	2,253	537	1,716	1,557	805	61.7	88.8	100.0
Other loans								
Debt securities classified as loans[4]	1,170	140	1,030	196	–	37.1	11.2	–
FDIC covered loans[5]	33	–	33	–	–	1.2	–	–
Total other loans	1,203	140	1,063	196	–	38.3	11.2	–
Total	$ 3,456	$ 677	$ 2,779	$ 1,753	$ 805	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			7.14%	4.96%	2.70%			

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal – residential mortgages to business & government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

[3] The presentation of 2008 has been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower's appropriate industry sector rather than as a real estate loan.

[4] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

[5] Loans subject to the loss share agreements with the FDIC are considered "FDIC covered loans". The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC.

TABLE 28	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY							
(millions of Canadian dollars, except as noted)						Percentage of total		
			2010	2009	2008	2010	2009	2008
	Gross impaired loans	Specific allowance	Net impaired loans	Net impaired loans	Net impaired loans			
Canada								
Atlantic provinces	**$ 20**	**$ 5**	**$ 15**	$ 11	$ 11	**0.5%**	0.6%	1.3%
British Columbia[1]	**98**	**24**	**74**	50	37	**2.7**	2.8	4.6
Ontario[1]	**509**	**169**	**340**	429	308	**12.2**	24.5	38.3
Prairies[1]	**132**	**32**	**100**	98	50	**3.6**	5.6	6.2
Québec	**68**	**17**	**51**	47	36	**1.9**	2.7	4.5
Total Canada[2]	**827**	**247**	**580**	635	442	**20.9**	36.2	54.9
United States								
Florida	**57**	**10**	**47**	78	13	**1.7**	4.4	1.6
New England[3]	**570**	**113**	**457**	255	109	**16.4**	14.5	13.5
New Jersey	**268**	**53**	**215**	192	66	**7.7**	11.0	8.2
New York	**210**	**49**	**161**	240	81	**5.8**	13.7	10.1
Pennsylvania	**151**	**37**	**114**	84	40	**4.1**	4.8	5.0
Other	**169**	**28**	**141**	73	54	**5.1**	4.2	6.7
Total United States[2]	**1,425**	**290**	**1,135**	922	363	**40.8**	52.6	45.1
International								
Other	**1**	**–**	**1**	–	–	**–**	–	–
Total international	**1**	**–**	**1**	–	–	**–**	–	–
Total, excluding other loans	**2,253**	**537**	**1,716**	1,557	805	**61.7**	88.8	100.0
Other loans	**1,203**	**140**	**1,063**	196	–	**38.3%**	11.2%	– %
Total	**$ 3,456**	**$ 677**	**$ 2,779**	$ 1,753	$ 805	**100.0%**	100.0%	100.0%
Net impaired loans as a % of net loans[4]			**1.00%**	0.67%	0.35%			

[1] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

[2] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[3] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

[4] Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb all credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance

The Bank establishes specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Specific allowances for loan losses are established to reduce the book value of loans to their estimated realizable amounts.

Specific allowances for the non-retail portfolio and for debt securities classified as loans are borrower-specific and reviewed quarterly. Specific allowances for the retail portfolio are calculated on an aggregate basis using a formula that captures recent loss experience, historical default rates and the type of collateral pledged.

During 2010, specific allowances increased by $119 million, or 21%, resulting in a total specific allowance of $677 million. Debt securities classified as loans represented $140 million, or 21%, of the total specific allowance in 2010. Allowances for credit losses are more fully described in Note 3 to the 2010 Consolidated Financial Statements.

General Allowance

A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. The general allowance is reviewed on a quarterly basis using credit risk models. The allowance level is calculated using the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD). The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the non-retail portfolio and for debt securities classified as loans, allowances are estimated using borrower specific information at the borrower level. The LGD is based on the security of the facility; EAD is a function of the current usage, the borrower's risk rating, and the committed amount of the facility. For the retail portfolio, the general allowance is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and recovery data models and forecast balances. Models are validated against historical experience and are updated at least annually. The general allowance methodology is approved annually by the Risk Committee of the Board of Directors.

At October 31, 2010 the general allowance for loan losses was $1,632 million, down from $1,810 million at October 31, 2009. Excluding debt securities classified as loans, the general allowance for loan losses was $1,469 million.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all credit-related losses in the Bank's loan portfolio. New provisions in the year are reduced by any recoveries.

The Bank recorded total provision for credit losses of $1,625 million in 2010, compared with a total provision of $2,480 million in 2009. This amount comprised $1,726 million of specific provisions and $101 million release in general provisions. Total provision for credit losses as a percentage of net average loans and acceptances decreased to 0.60% from 0.97% in 2009. In Canada, residential and personal loans required specific provisions of $861 million, a decrease of $26 million, or 3%, over 2009. Business and government loans required specific provisions of $117 million, a decrease of $60 million, or 34%, over 2009. Business and government specific provisions were distributed across industry sectors. In the U.S., residential and personal loans required specific provisions of $243 million, an increase of $28 million, or 13%, over 2009. Consumer instalment and other personal loans represented the most significant portion of this increase. Business and government loans required specific provisions of $379 million, an increase of $91 million, or 32%, over 2009. Similar to impaired loans, business and government specific provisions were highly concentrated in the real estate sector. Increased provisions for credit losses in 2010 were due to continued weakness in the real estate sector and the broader effects of continued weakness across the U.S. economy. Geographically, 57% of specific provisions were attributed to Canada and 36% to the U.S. The balance of 7% resulted from debt securities classified as loans. Canadian specific provisions were concentrated in Ontario, which represented 41% of total specific provisions, down from 51% in 2009. U.S. specific provisions were concentrated in New Jersey and New York, representing 7.2% and 4.4% of total specific provisions, down from 6.8% and 8.7% respectively in 2009.

Table 29 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 29 PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	**2010**	2009	2008
Net new specifics (net of reversals)	**$ 1,866**	$ 1,723	$ 1,058
Recoveries	**(140)**	(109)	(124)
Total specific provision	**1,726**	1,614	934
Change in general allowance			
TD Financing Services Inc. (formerly VFC Inc.)[1]	**–**	90	65
U.S. Personal and Commercial Banking	**(48)**	521	63
Canadian Personal and Commercial Banking and Wholesale Banking	**(60)**	255	–
Other	**7**	–	1
Total general provision	**(101)**	866	129
Total provision for credit losses	**$ 1,625**	$ 2,480	$ 1,063

[1] Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in Canadian Personal and Commercial Banking and Wholesale Banking. General provisions recorded prior to January 31, 2010 are specific to the legal entity formerly known as VFC Inc.

TABLE 30 PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR

(millions of Canadian dollars, except as noted)				Percentage of total		
	2010	2009	2008[3]	**2010**	2009	2008[4]
Canada						
Residential mortgages[1,2]	**$ 5**	$ 5	$ 11	**0.3%**	0.3%	1.2%
Credit card, consumer instalment and other personal	**856**	882	608	**49.6**	54.7	65.1
Total personal	**861**	887	619	**49.9**	55.0	66.3
Real estate						
Residential	**5**	11	–	**0.3**	0.6	–
Non-residential	**2**	1	–	**0.1**	0.1	–
Total real estate	**7**	12	–	**0.4**	0.7	–
Agriculture	**2**	(1)	–	**0.1**	(0.1)	–
Automotive	**5**	10	(3)	**0.3**	0.6	(0.3)
Chemical	**–**	1	–	**–**	0.1	–
Financial	**2**	16	3	**0.1**	1.0	0.3
Food, beverage, and tobacco	**7**	5	2	**0.4**	0.3	0.2
Forestry	**(12)**	18	(2)	**(0.7)**	1.1	(0.2)
Government and public sector entities	**2**	–	–	**0.1**	–	–
Health and social services	**9**	2	4	**0.6**	0.1	0.4
Industrial construction and trade contractors	**12**	9	5	**0.7**	0.6	0.5
Media and entertainment	**(5)**	19	5	**(0.3)**	1.2	0.5
Metals and mining	**2**	4	1	**0.1**	0.2	0.1
Pipelines, oil and gas	**2**	8	10	**0.1**	0.5	1.1
Retail sector	**43**	31	19	**2.5**	1.9	2.1
Sundry manufacturing and wholesale	**24**	12	4	**1.4**	0.7	0.4
Transportation	**4**	9	4	**0.2**	0.6	0.4
Other	**13**	22	15	**0.8**	1.4	1.6
Total business & government	**117**	177	67	**6.8**	10.9	7.1
Total Canada	**978**	1,064	686	**56.7**	65.9	73.4
United States						
Residential mortgages	**20**	17	11	**1.2**	1.1	1.2
Credit card, consumer instalment and other personal	**223**	198	72	**12.9**	12.3	7.7
Total personal	**243**	215	83	**14.1**	13.4	8.9
Real estate						
Residential	**103**	73	36	**6.0**	4.5	3.9
Non-residential	**57**	51	4	**3.3**	3.1	0.4
Total real estate	**160**	124	40	**9.3**	7.6	4.3
Agriculture	**3**	1	–	**0.1**	0.1	–
Automotive	**6**	6	28	**0.3**	0.4	3.0
Chemical	**34**	4	–	**2.0**	0.2	–
Financial	**16**	28	38	**0.9**	1.7	4.1
Food, beverage, and tobacco	**6**	–	–	**0.3**	–	–
Forestry	**(16)**	19	1	**(0.9)**	1.2	0.1
Government and public sector entities	**–**	–	1	**–**	–	0.1
Health and social services	**17**	13	2	**1.0**	0.8	0.2
Industrial construction and trade contractors	**17**	12	11	**1.0**	0.7	1.2
Media and entertainment	**24**	14	3	**1.4**	0.9	0.3
Metals and mining	**2**	5	14	**0.1**	0.3	1.5
Pipelines, oil and gas	**2**	5	–	**0.1**	0.3	–
Power and utilities	**(1)**	(2)	–	**–**	(0.1)	–
Retail sector	**50**	20	16	**2.9**	1.2	1.7
Sundry manufacturing and wholesale	**14**	22	2	**0.8**	1.4	0.2
Telecommunications and cable	**4**	(5)	(1)	**0.2**	(0.3)	(0.1)
Transportation	**7**	–	1	**0.4**	–	0.1
Other	**34**	22	9	**2.0**	1.4	1.0
Total business & government[1]	**379**	288	165	**21.9**	17.8	17.7
Total United States	**622**	503	248	**36.0**	31.2	26.6
International						
Business & government	**(2)**	3	–	**(0.1)**	0.2	–
Total international	**(2)**	3	–	**(0.1)**	0.2	–
Total excluding other loans	**1,598**	1,570	934	**92.6**	97.3	100.0
Other loans						
Debt securities classified as loans[4]	**128**	44	–	**7.4**	2.7	–
Total other loans	**128**	44	–	**7.4**	2.7	–
Total specific provision	**1,726**	1,614	934	**100.0%**	100.0%	100.0%
General provision						
Personal, business & government	**(4)**	660	129			
Debt securities classified as loans[4]	**(97)**	206	–			
Total general provision	**(101)**	866	129			
Total provision for credit losses	**$ 1,625**	$ 2,480	$ 1,063			

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal – residential mortgages to business & government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

[3] The presentation of 2008 has been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower's appropriate industry sector rather than as a real estate loan.

[4] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

TABLE 31 PROVISION FOR CREDIT LOSSES BY GEOGRAPHY

(millions of Canadian dollars, except as noted)				Percentage of total		
	2010	2009	2008	**2010**	2009	2008
Canada						
Atlantic provinces	**$ 29**	$ 25	$ 21	**1.8%**	1.0%	2.0%
British Columbia[1]	**71**	68	44	**4.4**	2.7	4.1
Ontario[1]	**716**	824	526	**44.0**	33.2	49.5
Prairies[1]	**81**	78	43	**5.0**	3.2	4.0
Québec	**81**	69	52	**5.0**	2.8	4.9
Total Canada[2]	**978**	1,064	686	**60.2**	42.9	64.5
United States						
Florida	**13**	41	4	**0.8**	1.7	0.4
New England[3]	**251**	141	42	**15.4**	5.7	4.0
New Jersey	**124**	110	64	**7.6**	4.4	6.0
New York	**76**	142	57	**4.7**	5.7	5.4
Pennsylvania	**65**	44	16	**4.0**	1.8	1.5
Others	**93**	25	65	**5.7**	1.0	6.1
Total United States[2]	**622**	503	248	**38.2**	20.3	23.4
International						
Other	**(2)**	3	–	**(0.1)**	0.1	–
Total international	**(2)**	3	–	**(0.1)**	0.1	–
Total excluding other loans	**1,598**	1,570	934	**98.3**	63.3	87.9
Other loans	**128**	44	–	**7.9**	1.8	–
Total specific provision	**1,726**	1,614	934	**106.2**	65.1	87.9
General provision	**(101)**	866	129	**(6.2)**	34.9	12.1
Total provision for credit losses	**$ 1,625**	$ 2,480	$ 1,063	**100.0%**	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances[4]			
Canada			
Residential mortgages	**0.01%**	0.01%	0.02%
Credit card, consumer instalment and other personal	**0.94**	1.11	0.88
Business & government	**0.28**	0.40	0.17
Total Canada	**0.51**	0.61	0.41
United States			
Residential mortgages	**0.24**	0.27	0.32
Credit card, consumer instalment and other personal	**1.65**	1.37	0.76
Business & government	**1.01**	0.68	0.59
Total United States	**1.05**	0.79	0.61
International	**(0.05)**	0.05	–
Total excluding other loans	**0.63**	0.65	0.44
Other loans	**1.31**	0.35	–
Total specific provision	**0.66**	0.63	0.44
General provision			
Personal, business & government	**–**	0.27	0.06
Debt securities classified as loans[5]	**(1.08)**	1.63	–
FDIC covered loans[6]	**–**	–	–
Total provision for credit losses as a % of average net loans and acceptances	**0.62%**	0.97%	0.50%

[1] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

[2] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[3] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

[4] Includes customers' liability under acceptances.

[5] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

[6] Loans subject to the loss share agreements with the FDIC are considered "FDIC covered loans". The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC.

Non-Prime Loans

As at October 31, 2010, the Bank had approximately $1.8 billion (2009 – $1.5 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 5% (2009 – approximately 6.0%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 3 to the Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)

Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. See Note 7 to the 2010 Consolidated Financial Statements for more details. The portfolio was classified as available-for-sale, and subsequently carried at fair value with changes in fair value recognized in other comprehensive income. If there was an impairment in value that was considered to be other than temporary in nature, the security would be written down to fair value through the Consolidated Statement of Income.

In the fourth quarter of 2009, the Bank adopted amendments made to CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement* that allow debt securities which are not quoted in an active market on November 1, 2008, to be classified as loans. The non-agency CMO debt securities qualified for reclassification since the market for the portfolio was considered to be inactive in the fourth quarter of 2008. As a result, the debt securities were reclassified from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date to align the accounting for the portfolio with how it is managed by the Bank. After the reclassification, the debt securities are carried at amortized cost using the effective interest rate method, and are evaluated for loan losses using the incurred credit loss model.

The Bank assesses impairment of these reclassified debt securities on a quarterly basis. Since these debt securities are classified as loans, the impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses – specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. As a result of the reclassification of the debt securities to loans in 2009, a provision for credit losses of $59 million after tax was recognized as an adjustment to the November 1, 2008, opening retained earnings and $147 million after tax for 2009 in the Consolidated Statement of Income.

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank's risk inherent on the entire portfolio. As a result, 64% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank's assessment of impairment for these reclassified securities is not impacted by the change in the credit ratings.

In 2010, the market for these securities was more active compared to prior years resulting in an unrealized gain of US$ 443 million for the year ended October 31, 2010 compared to an unrealized loss of US$ 36 million for the year ended October 31, 2009.

The following table discloses the fair value of the securities by vintage year:

TABLE 32 NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR

(millions of U.S. dollars)	Alt-A		Prime Jumbo		Total	
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2010						
2003	**$ 275**	**$ 309**	**$ 393**	**$ 424**	**$ 668**	**$ 733**
2004	**454**	**502**	**383**	**415**	**837**	**917**
2005	**697**	**769**	**484**	**509**	**1,181**	**1,278**
2006	**406**	**394**	**380**	**391**	**786**	**785**
2007	**616**	**635**	**375**	**398**	**991**	**1,033**
Total portfolio net of specific allowance	**$ 2,448**	**$ 2,609**	**$ 2,015**	**$ 2,137**	**$ 4,463**	**$ 4,746**
Less: general allowance					**160**	
Total					**$ 4,303**	
2009						
2003	$ 359	$ 365	$ 598	$ 597	$ 957	$ 962
2004	624	621	636	645	1,260	1,266
2005	873	817	1,602	1,513	2,475	2,330
2006	492	438	584	543	1,076	981
2007	739	703	471	444	1,210	1,147
Total portfolio net of specific allowance	$ 3,087	$ 2,944	$ 3,891	$ 3,742	$ 6,978	$ 6,686
Less: general allowance					256	
Total					$ 6,722	

Capital Position

TABLE 33 | **CAPITAL STRUCTURE AND RATIOS**[1]

(millions of Canadian dollars, except as noted)	**2010 Basel II**	2009 Basel II	2008 Basel II
Tier 1 capital			
Common shares	**$ 16,639**	$ 15,342	$ 13,199
Contributed surplus	**305**	336	392
Retained earnings	**20,959**	18,632	17,857
Net unrealized foreign currency translation gains (losses) on investment in subsidiaries, net of hedging activities	**(2,901)**	(1,539)	(1,633)
Preferred shares[2]	**3,944**	3,945	2,425
Innovative instruments[2,3]	**3,844**	4,588	2,765
Innovative instruments (ineligible for Tier 1 capital)	**–**	(743)	–
Qualifying non-controlling interests in subsidiaries	**–**	31	20
Gross Tier 1 capital	**42,790**	40,592	35,025
Goodwill and intangibles in excess of 5% limit	**(14,460)**	(15,015)	(15,123)
Net impact of eliminating one month lag of U.S. entities[4]	**(47)**	57	1,642
Net Tier 1 capital	**28,283**	25,634	21,544
Securitization – gain on sales of mortgages	**(84)**	(84)	(57)
– other	**(772)**	(1,128)	–
50% shortfall in allowance[5]	**(205)**	(110)	(309)
50% substantial investments	**(2,855)**	(2,872)	(71)
Other deductions	**(4)**	(4)	(4)
Net impact of eliminating one month lag of U.S. entities[4]	**23**	(29)	(424)
Adjusted net Tier 1 capital	**24,386**	21,407	20,679
Tier 2 capital			
Innovative instruments in excess of Tier 1 limit	**–**	743	–
Innovative instruments	**27**	–	–
Subordinated notes and debentures (net of amortization and ineligible)	**11,812**	11,948	12,186
General allowance – standardized portfolios	**915**	877	490
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	**66**	42	53
Securitization – other	**(1,762)**	(2,421)	–
50% shortfall in allowance[5]	**(205)**	(110)	(309)
50% substantial investments[6]	**(2,855)**	(2,872)	(5,547)
Investment in insurance subsidiaries[6]	**(1,333)**	(1,243)	(1,198)
Other deductions	**(4)**	(4)	(4)
Net impact of eliminating one month lag of U.S. entities[4]	**23**	(29)	(1,002)
Total Tier 2 capital	**6,684**	6,931	4,669
Total regulatory capital	**$ 31,070**	$ 28,338	$ 25,348
Regulatory capital ratios			
Tier 1 capital ratio	**12.2%**	11.3%	9.8%
Total capital ratio	**15.5**	14.9	12.0
Assets-to-capital multiple	**17.5**	17.1	19.3

[1] Numbers are in accordance with guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI) based on Basel II.

[2] In accordance with CICA Handbook Section 3863, *Financial Instruments – Presentation*, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments continue to qualify for inclusion in Tier 1 capital.

[3] As the Bank is not the primary beneficiary of TD Capital Trust II and TD Capital Trust IV, these are not consolidated by the Bank. However, they do qualify as Tier 1 regulatory capital.

[4] Effective April 30, 2009, for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the one month lag in reporting of TD Bank, N.A., which includes TD Banknorth and Commerce financial position and results is eliminated as the reporting period of TD Bank, N.A. was aligned with the rest of the Bank. Prior to October 31, 2008, regulatory capital was calculated incorporating TD Bank, N.A. assets on a one month lag. Further, effective October 31, 2008, for regulatory purposes only, the Bank's investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank. Accordingly, with the alignment of the reporting periods of TD Bank N.A., effective April 30, 2009, the net impact relates to TD Ameritrade only.

[5] When expected loss as calculated within the IRB approach exceeds total provisions, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total provisions, the difference is added to Tier 2 capital.

[6] Effective November 1, 2008, substantial investments held before January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Increases in the investment value of insurance subsidiaries and/or substantial investments on or after January 1, 2007 are subject to the 50% from Tier 1 capital and 50% from Tier 2 capital deduction.

THE BANK'S OBJECTIVES:

- To provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank's common shareholders with a satisfactory return.
- To be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank's peers.
- To achieve the most economically achievable overall cost of capital, consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
- To maintain strong ratings with rating agencies.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders, holders of innovative capital instruments, and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital policy and management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

The Bank's internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.

The Bank uses internal models to determine how much risk-based capital is required to support the enterprise's risk and business exposures. Characteristics of these models are described in the 'Managing Risk' section. Within the Bank's measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank's chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk (including derivative counterparty risk currently based on the Current Exposure Methodology), market risk and operational risk, the Bank's economic capital framework captures other material Pillar II risks including business risk, interest rate risk in the banking book and concentration risk.

The Bank makes business decisions based on the return on economic capital and economic profit, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL

Basel II Capital Framework

The Bank complies with the OSFI guideline for calculating RWA and regulatory capital. This guideline is based on the *International Convergence of Capital Measurement and Capital Standard – A Revised Framework* (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank N.A. including South Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

Tier 1 Capital

Tier 1 capital was $24.4 billion at October 31, 2010, up from $21.4 billion last year. The increase to Tier 1 capital was largely due to strong earnings, and a common share issuance. Capital management funding activities during the year consisted of the following: the Bank issued $1.4 billion of common shares during the year, consisting of a public issue of $0.25 billion and $1.1 billion due to issuance under the dividend reinvestment plan and stock option exercises. On December 31, 2009, TD Capital Trust, a subsidiary of the Bank redeemed all its outstanding $900 million of Capital Trust Securities – Series 2009.

Issue of Common Shares

On June 15, 2010, the Bank issued 3.5 million common shares in Canada at a price of $71.00 per common share for gross cash consideration of $250 million.

Tier 2 Capital

Subsequent to year-end, on November 2, 2010, the Bank issued $1 billion of medium term notes (subordinated debentures) with a maturity date of November 2, 2020. Additionally, on November 29, 2010, the Bank announced its intention to redeem on January 18, 2011, $1 billion of medium term notes (subordinated debentures) with a maturity date of January 18, 2016. See Note 17 to the 2010 Consolidated Financial Statements.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS

The Bank's Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital modeling and stress testing practices and helps determine the Bank's capital adequacy requirements.

The ICAAP is facilitated by Risk Management and is supported by numerous functional areas which together help determine the Bank's internal capital adequacy assessment which ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank's internal view of required capital is appropriate for the Bank's risks. Treasury and Balance Sheet Management determines the adequacy of the Bank's available capital in relation to required capital.

DIVIDENDS

The Bank's dividend policy is approved by the Board of Directors. At October 31, 2010, the quarterly dividend was $0.61 per share, consistent with the Bank's current target payout range of 35–45% of adjusted earnings. Cash dividends declared and paid during 2010 totalled $2.44 per share (2009 – $2.44; 2008 – $2.36). For cash dividends payable on the Bank's preferred shares, see Notes 15 and 18 to the Bank's Consolidated Financial Statements. As at October 31, 2010, 878.5 million common shares were outstanding (2009 – 858.8 million; 2008 – 810.1 million). The Bank's ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 18 to the Consolidated Financial Statements for further details.

CAPITAL RATIOS

Capital ratios are measures of financial strength and flexibility. The Bank's capital ratios are calculated using OSFI's guidelines which are based on the capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:

- The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%.
- The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.

The Bank's Tier 1 and Total capital ratios were 12.2% and 15.5%, respectively, on October 31, 2010, compared with 11.3% and 14.9%, respectively, on October 31, 2009. The year-over-year changes were influenced by several factors, including the increase in capital described above in Tier 1 capital partially offset by an increase in RWA, largely in US P&C. As at October 31, 2010, the Bank exceeded its internal medium-term target for Tier 1 capital.

RISK-WEIGHTED ASSETS

Based on Basel II, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank's RWA were as follows:

TABLE 34 RISK-WEIGHTED ASSETS – BASEL II

(millions of Canadian dollars)	2010	2009
Credit risk		
Retail		
Residential secured	$ 16,141	$ 13,210
Qualifying revolving retail	14,852	15,053
Other retail	28,291	25,527
Non-retail		
Corporate	73,996	72,876
Sovereign	909	474
Bank	9,426	10,259
Securitization exposures	5,205	5,069
Equity exposures[1]		
Other	1,162	1,296
Exposures subject to standardized or IRB approaches	149,982	143,764
Adjustment to IRB RWA for scaling factor	4,559	4,730
Other assets not included in standardized or IRB approaches	12,756	11,971
Net impact of eliminating one month reporting lag on U.S. entities	–	–
Total credit risk	167,297	160,465
Market risk		
Internal models approach – trading book	4,474	3,735
Operational risk		
Basic indicator approach	8,799	7,882
Standardized approach	19,340	17,503
Total	$ 199,910	$ 189,585

[1] Effective April 30, 2009, the Bank's equity portfolio qualified for the Basel II Framework's equity materiality exemption.

During the year, RWA increased $10.3 billion, primarily in the U.S. Personal and Commercial banking segment due to the acquisition of the South Financial Group Inc., organic growth in the retail businesses in both Canada and the U.S. and higher operational risk capital, partially offset by the impact of a stronger Canadian dollar against the U.S. dollar.

TABLE 35 OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]

(millions of shares/units, except as noted)	Oct. 31, 2010 Number of shares/units	Oct. 31, 2009 Number of shares/units
Common shares outstanding[2]	878.5	858.8
Stock options		
Vested	13.4	19.6
Non-vested	5.8	6.3
Preferred shares – Class A:		
Series M	14.0	14.0
Series N	8.0	8.0
Total preferred shares – liabilities	22.0	22.0
Series O	17.0	17.0
Series P	10.0	10.0
Series Q	8.0	8.0
Series R	10.0	10.0
Series S	10.0	10.0
Series Y	10.0	10.0
Series AA	10.0	10.0
Series AC	8.8	8.8
Series AE	12.0	12.0
Series AG	15.0	15.0
Series AI	11.0	11.0
Series AK	14.0	14.0
Total preferred shares – equity	135.8	135.8
Total preferred shares	157.8	157.8
Capital Trust Securities (thousands of shares)		
Trust units issued by TD Capital Trust:		
Capital Trust Securities Series 2009	–	900.0
Trust units issued by TD Capital Trust II:		
TD Capital Trust II Securities – Series 2012-1	350.0	350.0
Trust units issued by TD Capital Trust III:		
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:		
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

[1] For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 15, 16, and 18 to the Bank's Consolidated Financial Statements.

[2] Common shares outstanding are presented net of common treasury shares.

FUTURE CHANGES IN BASEL

In December 2009, the Basel Committee on Banking Supervision ("BCBS") published a set of consultative proposals with the objective of strengthening the resilience of the banking sector. Commonly referred to as "Basel III", the global proposals aim to increase the quality, quantity, transparency, and consistency of bank capital as well as strengthen liquidity standards, discourage excessive leverage and risk taking, and reduce procyclicality. The proposals include specific minimum regulatory ratios, changes in Risk Weighted Assets (RWA) calculations, and new deductions from regulatory capital. A final Basel III document is expected to be published in Q1 2011 with implementation commencing January 1, 2013, and full compliance by January 1, 2019.

We have reviewed the Basel III capital proposals and analyzed the potential impact on the Bank. The proposals will result in higher RWA and an increase in deductions from regulatory common equity. The increase in RWA is mainly related to Credit Valuation Adjustment (CVA) in the trading book and other adjustments which are currently subject to capital deduction treatment but will be reflected in RWA terms under the Basel III proposals. Market risk RWA will also increase significantly from the implementation of the Market Risk Amendment in Q1 2012. The net increase in deductions from regulatory common equity will be mainly driven by the investment in TD Ameritrade and the investment in our insurance subsidiary. We note that there is still uncertainty around the precise impact of the Basel III proposals as the implementation guidance and certain aspects of the proposals are still being finalized. However, based on our current understanding of the rules, our strong capital position, and our ability to generate capital from our operating businesses, we believe we are well positioned to fully meet the Basel III capital adequacy requirements. As such, we do not anticipate a need to make significant changes to our business operations or raise any common equity to meet the Basel III requirements.

GROUP FINANCIAL CONDITION

Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risk which are discussed in the "Managing Risk" section of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting for VIEs.

Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.

Certain of the Bank's securitizations of Bank-originated assets and of third party-originated assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.

The Reputational Risk Committee of the Bank is responsible for the review of structured transactions and complex credit arrangements with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs. The Bank monitors its involvement with SPEs on an ongoing basis.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

TABLE 36 EXPOSURES SECURITIZED BY THE BANK AS AN ORIGINATOR[1]

(millions of Canadian dollars)	2010						2009					
	Significant unconsolidated QSPEs		**Significant unconsolidated SPEs**		**Canadian non-SPE third-parties**		Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non-SPE third-parties	
	Securitized assets	**Carrying value of retained interests**	**Securitized assets**	**Carrying value of retained interests**	**Securitized assets**	**Carrying value of retained interests**	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans[2]	**$ –**	**$ –**	**$ 21,721**	**$ 602**	**$ 21,722**	**$ 711**	$ –	$ –	$ 21,939	$ 558	$ 18,449	$ 658
Personal loans	**6,555**	**121**	**–**	**–**	**–**	**–**	6,962	121	–	–	–	–
Commercial mortgage loans	**–**	**–**	**49**	**–**	**564**	**3**	62	2	51	–	513	–
Total exposure[2]	**$ 6,555**	**$ 121**	**$ 21,770**	**$ 602**	**$ 22,286**	**$ 714**	$ 7,024	$ 123	$ 21,990	$ 558	$ 18,962	$ 658

[1] In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

[2] Multiple-unit residential (MUR) mortgages, comprising five or more units, have been reclassified from residential mortgage loans to commercial mortgage loans.

Residential Mortgage Loans

The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans

The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at October 31, 2010, the single-seller conduits had $5.1 billion (2009 – $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $1.5 billion (2009 – $2.9 billion) of term notes outstanding. While the probability of loss is negligible as at October 31, 2010, the Bank's maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2009 – $5.1 billion) of which $1.1 billion (2009 – $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $121 million (2009 – $121 million) relating to excess spread.

Commercial Mortgage Loans

As at October 31, 2010, the Bank's maximum potential exposure to loss was nil (2009 – $2 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-originated Assets

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.3 billion as at October 31, 2010 (2009 – $7.5 billion). Further, as at October 31, 2010, the Bank has committed an additional $1.8 billion (2009 – $1.0 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2010, the Bank also provided deal-specific credit enhancement in the amount of $73 million (2009 – $134 million).

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 37 EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS

(millions of Canadian dollars)	2010			2009	
		Ratings profile of SPE asset class	Expected weighted-average life (years)[1]		Ratings profile of SPE asset class
	Significant unconsolidated SPEs	AAA		Significant unconsolidated SPEs	AAA
Residential mortgage loans	**$ 1,637**	**$ 1,637**	**3.0**	$ 2,311	$ 2,311
Credit card loans	**500**	**500**	**1.7**	500	500
Automobile loans and leases	**1,561**	**1,561**	**1.7**	2,487	2,487
Equipment loans and leases	**306**	**306**	**1.1**	428	428
Trade receivables	**1,287**	**1,287**	**2.2**	1,753	1,753
Total exposure	**$ 5,291**	**$ 5,291**	**2.2**	$ 7,479	$ 7,479

[1] Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2010, TD held $354 million (October 31, 2009 – $848 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Consolidated Balance Sheet.

EXPOSURE TO THIRD PARTY SPONSORED CONDUITS

The Bank had no exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities as all liquidity facilities matured in the second quarter of fiscal 2010 (October 31, 2009 – $160 million).

The Bank's exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2010 was not significant.

OTHER INVESTMENT AND FINANCING PRODUCTS

Other Financing Transactions

In April 2010, the Bank exited transactions where it provided cost-efficient financing through Canada-US partnership structures to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at October 31, 2010, had no exposure to these VIEs (October 31, 2009 – $2.0 billion).

Exposure to Collateralized Debt Obligations

Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at October 31, 2010, were as follows:

TABLE 38 COLLATERALIZED DEBT OBLIGATIONS[1]

(millions of Canadian dollars)	2010		2009	
	Notional amount	Positive (negative) fair value	Notional amount	Positive (negative) fair value
Funded				
Purchased protection via Bank-issued credit linked notes	**$ –**	**$ –**	$ 213	$ (40)
Unfunded				
Sold protection	**68**		351	
Positive fair value		**–**		–
Negative fair value		**(11)**		(198)
Purchased protection	**91**		131	
Positive fair value		**15**		45
Negative fair value		**(7)**		(4)

[1] This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs disclosed above. The CDOs are referenced to corporate debt securities. All exposures are managed within risk limits that have been approved by the Bank's Risk Management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank's CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $0.7 million (October 31, 2009 – $7.5 million) to an increase in the fair value by $1.2 million (October 31, 2009 – $7.7 million). A sensitivity analysis was performed for all items fair valued using valuation techniques with significant non-observable market inputs and is disclosed in the "Critical Accounting Estimates" – "Fair Value of Financial Instruments" section of this MD&A.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 31 to the Bank's 2010 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank's exposure to leveraged finance commitments as at October 31, 2010, was not significant (October 31, 2009 – not significant).

CAPITAL TRUSTS

The Bank sponsors SPEs to raise capital, including TD Capital Trust II Securities – Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II) and TD Capital Trust IV Notes (TD CaTS IV Notes) issued by TD Capital Trust IV (Trust IV), both of which are VIEs. As the Bank is not the primary beneficiary of Trust II or Trust IV, the Bank does not consolidate them for accounting purposes. For further details on capital trust activity and the terms of TD CaTS II and TD CaTS IV Notes issued and outstanding, see Note 16 to the Consolidated Financial Statements.

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 31 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

GROUP FINANCIAL CONDITION

Related-party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	**2010**	2009
Personal loans, including mortgages	**$ 11**	$ 9
Business loans	**182**	175
Total	**$ 193**	$ 184

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 24 and Note 34 to the 2010 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade's Board of Directors. Three of the five TD-designated directors currently include our CEO, our former Group Head Wealth Management and an independent director of TD. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $713.5 million in 2010 (2009 – $653.7 million; 2008 – $657.0 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $39.2 billion in 2010 (2009 – $22.0 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.

As at October 31, 2010, amounts receivable from TD Ameritrade were $52.9 million (2009 – $39.8 million). As at October 31, 2010, amounts payable to TD Ameritrade were $81.9 million (2009 – $73.8 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor's results using the equity method of accounting. During the year, the Bank paid $133.7 million (2009 – $134.7 million; 2008 – $164.0 million) for these services. As at October 31, 2010, the amount payable to Symcor was $12.7 million (2009 – $12.3 million).

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans and derivative instruments, while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, loans and securities designated as trading under the fair value option, securities classified as available-for-sale and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements, with the exception of those available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the "Critical Accounting Estimates" – Fair Value of Financial Instruments section of this MD&A. The use of financial instruments allows the Bank to earn profits in trading, interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the "Managing Risk" section of this MD&A.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the "Caution Regarding Forward-Looking Statements" section of this MD&A.

INDUSTRY FACTORS

General Business and Economic Conditions in the Regions in Which We Conduct Business

The Bank operates in Canada, the U.S., and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, government spending, exchange rates, the strength of the economy, threats of terrorism, civil unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in insurance and liability claims, all of which could adversely affect our results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates

Currency rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and on the Bank's future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank's investments and earnings in the U.S., may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial, and corporate clients in Canada.

Monetary and Economic Policies

The Bank's earnings are affected by the economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Deposit Insurance Corporation, and various other regulatory agencies internationally. The adoption of new economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank's profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, increased uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. Changes in monetary policy and in the financial markets, and their impact on the Bank, are beyond the Bank's control and can be difficult to predict or anticipate.

Level of Competition

The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the quality and pricing of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank's earnings. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact the Bank's earnings by reducing fee revenue and net interest income.

Changes in Laws and Regulations, and Legal Proceedings

Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. In particular, the recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation.

Accuracy and Completeness of Information on Customers and Counterparties

In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by or on behalf of such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. The Bank's financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank

The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and these changes may materially adversely affect the Bank's results of operations and financial condition. Significant Accounting Policies are described in Note 1 to our Consolidated Financial Statements.

BANK SPECIFIC FACTORS

Adequacy of the Bank's Risk Management Framework

The Bank's risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal, environmental, and other risks. There can be no assurance that the Bank's framework to manage risk, including such framework's underlying assumptions and models, will be effective under all conditions and circumstances. If the Bank's risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

New Products and Services to Maintain or Increase Market Share

The Bank's ability to maintain or increase its market share depends, in part, on its ability to innovate and adapt products and services to evolving industry standards and develop and/or expand its distribution networks. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank's net interest income and revenues from fee-based products and services, increase the Bank's expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services and could be used in unprecedented ways by the increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, developing and expanding distribution channels, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans

The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition, but it is possible that unanticipated factors could arise and there is no assurance that the Bank will achieve its financial or strategic objectives or anticipated cost savings following acquisitions and integration efforts. The Bank's, or a subsidiary's, ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, the Bank's earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives

The Bank's future performance depends to a large extent on the availability of qualified people and the Bank's ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank's management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure

Third parties provide key components of the Bank's business infrastructure such as voice and data communications and network access. Given the high volume of transactions we process on a daily basis, the Bank is reliant on such third party provided services to successfully deliver our products and services. Despite our contingency plans and those of our third party service providers, disruptions in internet, network access or other voice or data communication services could adversely affect the Bank's ability to deliver products and services to customers and to otherwise conduct business.

Changes to Our Credit Ratings

There can be no assurance that the Bank's credit ratings and rating outlooks from rating agencies such as Moody's Investors Service, Standard & Poor's, Fitch Ratings, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank's ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

Managing Risk

EXECUTIVE SUMMARY

Growing profitably in financial services involves selectively taking and managing risks within TD's risk appetite. We take risks required to build TD's business, but only if these risks: 1) fit TD's business strategy and can be understood and managed; 2) do not expose TD to any significant single loss events; and 3) do not risk harming the TD brand. TD has an Enterprise Risk Framework and a risk governance structure to support effective risk management and adherence to the TD risk appetite. TD's risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to, and develop the governance, control, and risk management framework they need to manage them appropriately. These resources and processes are strengthened by our risk culture which emphasizes transparency and accountability.

RISKS INVOLVED IN OUR BUSINESSES

We have created an Enterprise Risk Framework that sets out the major risk categories, and identifies and defines a broad number of risks to which our businesses and operations could be exposed. These risk categories are Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory & Legal Risk, and Reputational Risk. This Framework gives us an overall view of all potential risks TD and its individual businesses face and allows us to develop appropriate management strategies.


Enterprise Risk Framework
Strategic Risk
Credit Risk
Market Risk
Liquidity Risk
Operational Risk
Insurance Risk
Regulatory & Legal Risk
Reputational Risk

WHO MANAGES RISK

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, the members of the Senior Executive Team (SET), who represent each significant business segment and corporate oversight function (including Risk Management, Internal Audit and Compliance), the President and Chief Executive Officer (CEO), and the Board of Directors (Board).


Board of Directors
Risk Committee
Audit Committee
Chief Executive Officer
Senior Executive Team
Executive Committees
Enterprise Risk Management Committee
Asset/Liability Committee
Risk Capital Assessment Committee
Operational Risk Oversight Committee
Disclosure Committee
Reputational Risk Committee
Audit
Risk Management
Compliance
Business Units

RISK GOVERNANCE STRUCTURE

The key elements of our risk governance structure are:

The Board

The Board oversees TD's strategic direction and the implementation of an effective risk culture across the enterprise. It accomplishes its risk management mandate both directly and through its committees, including the Risk Committee of the Board (Risk Committee) and the Audit Committee.

The Risk Committee

The Risk Committee is responsible for overseeing risk management across TD. On an annual basis, the Risk Committee reviews and approves TD's risk appetite statement and related metrics to ensure ongoing relevance and alignment with TD's strategy. The Risk Committee approves risk management policies, and reviews actual risk profile against TD's risk appetite.

Audit Committee

The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including controls over relevant risk management processes.

CEO and SET

The CEO, the Group Head and Chief Risk Officer (CRO), and other members of the SET develop TD's long term strategic direction and define TD's risk appetite and apply it to the businesses. They manage risk in accordance with TD's risk appetite and consider the impact of emerging risks on TD's strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO in consultation with the CRO designates TD's Executive Committees, which support the CEO in the overall management of risk. These Committees are chaired by members of the SET and meet regularly to provide oversight on governance, risk, and control at the most senior level, and review and endorse risk management policies, strategies, and controls.

The Enterprise Risk Management Committee (ERMC), chaired by the CEO, provides executive oversight over all risk categories identified in the Risk Framework. Additional Executive Committees have been established for certain areas based on the nature of the risk and related business activity:

- Asset / Liability Committee – chaired by the Group Head, Corporate Development, Enterprise Strategy, and Treasury, oversees the management of TD's non-trading market risk and each of its consolidated liquidity, funding and capital positions.
- Disclosure Committee – chaired by the Group Head and Chief Financial Officer, oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced and compliant disclosure to regulators, shareholders and the market.
- Operational Risk Oversight Committee – chaired by the CRO, oversees the strategic assessment of TD's governance, control and operational risk structure.
- Reputational Risk Committee – chaired by the CRO, oversees that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications.
- Risk Capital Assessment Committee – chaired by the CRO, oversees the establishment of risk-based capital requirements in view of the risks TD takes within its stated risk appetite and limits and the quality and effectiveness of TD's internal capital adequacy assessment process (ICAAP).

Risk Management

The Risk Management function is headed by the CRO and provides independent oversight and governance with respect to risk identification and control. Risk Management works with the business segments to establish policies, standards, and limits that align to TD's risk appetite, and monitors and reports on existing and emerging risks and compliance with TD's risk appetite. There are clear procedures for when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment within TD has its own risk management function that reports directly to Risk Management and indirectly to senior business management. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and metrics, which are reviewed by Risk Management and endorsed by the ERMC, to align with TD's risk appetite and managing risk within approved risk limits as set out in TD policies.

Internal Audit

TD's audit function provides independent assurance of the effectiveness of risk management, control and governance processes employed to ensure compliance with TD's risk appetite and reports on its evaluation to management and the Board.

Compliance

The Compliance group establishes risk-based programs and standards to manage compliance risk across TD and provides independent review of the day-to-day compliance controls owned by the business to comply with the relevant legislation and regulatory requirements.

HOW WE MANAGE RISK

TD's risk management approach is comprehensive and proactive. It combines the experience and specialized knowledge of individual business segments, risk professionals, and the corporate oversight functions. TD's risk appetite statement is the primary means used to communicate understanding of how TD views risk and its risk tolerances across all levels of the organization and for all major risk categories. TD's risk appetite takes into account our mission, vision, guiding principles, strategy, as well as TD's risk philosophy and capacity to bear risk. Current operating conditions and the impact of emerging risks on TD's strategy and risk profile also inform how we apply TD's risk appetite. TD's Risk Appetite Statement is summarized as follows:

We take risks required to build our business, but only if those risks:

1. Fit our business strategy, and can be understood and managed
2. Do not expose the Enterprise to any significant single loss events; we don't 'bet the bank' on any single acquisition, business, or product
3. Do not risk harming the TD brand

Risk Management is responsible for establishing practices and processes to formulate, report, monitor, and review the application of TD's risk appetite and related metrics. Risk Management also monitors and evaluates the effectiveness of these practices and metrics. The following principles govern Risk Management in carrying out its mandate:

- **Enterprise-wide in Scope** – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings, and all boundaries, both geographic and regulatory.
- **Transparent and Effective Communication** – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
- **Enhanced Accountability** – Risks will be explicitly owned, understood, and actively managed by the business and all employees.
- **Independent Oversight** – Risk policies, procedures, and reporting will be established independently and objectively.
- **Integrated Risk and Control Culture** – Risk management disciplines will be integrated into TD's daily routines, decision-making, and strategy.
- **Strategic Balance** – Risk will be managed to an acceptable level of exposure, recognizing the need to protect shareholder value.

Adherence to the TD's risk appetite is managed and monitored enterprise-wide by Risk Management, supported by management oversight committees. Key policies and metrics have been implemented to safeguard against major risks. These key metrics are reported to senior management and the Board and Risk Committee regularly. Other metrics are tracked on an ongoing basis by management, and escalated to senior management and the Board as required.

In assessing compliance with TD's risk appetite and quantifying risk, TD uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, and stress testing. We also require significant business units and corporate oversight functions to assess their own key risks and internal controls annually through a structured risk and control self-assessment program. Internal and external risk events are also actively monitored to assess whether our internal controls are effective. This allows us to identify, escalate, and monitor significant risk issues as needed.

Our approach to managing risk also requires us to define the interaction between risk and capital assessment so that relevant risks can be appropriately captured in TD's measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of ICAAP and related economic capital practices. Our performance is measured based on the allocation of risk-based economic capital to businesses and the cost charged against that capital. Lastly, we review and assess annually TD management's performance against TD's risk appetite as an input into compensation decisions.

Enterprise Stress Testing

Enterprise-Wide Stress Testing at TD is part of the long-term strategic, financial, and capital planning exercise that helps define and understand risk tolerance. TD's Enterprise-Wide Stress Testing program involves the development, application, and assessment of severe but plausible stress scenarios on earnings and capital. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress Testing engages senior management in each business segment, Finance, Treasury and Balance Sheet Management, Economics, and Risk Management. The results are reviewed by senior executives, incorporated in TD's planning process and presented to the Risk Committee.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment.

Management makes strategic decisions today to enhance future shareholder returns. Senior management actively monitors, assesses, manages, and mitigates the most significant strategic risks along with oversight from the Board.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head, Corporate Development, Enterprise Strategy, and Treasury is charged with developing TD's overall longer-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing strategies for their business areas and for ensuring such strategies are aligned with the overall enterprise strategy. Each SET member is also accountable to the CEO for monitoring, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD's strategies and ensures that mitigating action is taken where appropriate.

The CEO reports to the Board on the implementation of TD's strategies, identifying the risks within those strategies and explaining how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating reviews, and strategic business reviews. Our annual planning process considers individual segment strategies and key initiatives and ensures alignment between business-level and enterprise-level strategies. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained in its implementation. The reviews include an evaluation of each business' strategy, competitive position, financial performance, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD's risk appetite is reviewed by the ERMC in the normal course.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments – Disclosures, *which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2009 and 2010.*

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between TD and other parties or financial institutions exposes TD to some degree of credit risk.

Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.

Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management's approval for material credit decisions.

Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.

The Risk Committee ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK

Credit Risk is managed through a centralized infrastructure:
Risk Management centrally approves all credit risk policies, including exception management guidelines, as well as the discretionary limits of officers throughout TD for extending lines of credit.

Guidelines are established to monitor and limit country risk, industry risk, and group exposure in the portfolios in accordance with enterprise-wide policies approved by the Risk Committee.

Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower.

Our retail businesses use approved scoring techniques and standards in extending, monitoring, and reporting personal credit in our retail businesses.Management processes are used to monitor country, industry, and counterparty risk ratings, which include daily, monthly, quarterly and annual review requirements for credit exposures.

The key parameters used in our credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of TD's capital in that country. TD currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We limit our risk using guidelines based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis.

If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, Risk Management assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.

We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as "entity risk"). All entity risk is approved by the appropriate decision-making authority using guidelines based on the entity's borrower risk rating, the facility risk rating(s) and the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis. As at October 31, 2010, entity exposures are within approved limits and TD does not have material entity exposure to any entity considered higher risk as defined by our credit policies and management's internal monitoring process.

From time-to-time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.

Exceptions to policy/limit guidelines are permitted subject to approval via established procedures.

The Basel II Framework

The objective of the Basel II Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.

Credit Risk and the Basel II Framework

We received approval from OSFI to use the Basel II Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:

- We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
- We have received temporary waivers to use the Standardized Approach for our margin trading book, some small retail credit portfolios and the majority of our U.S. credit portfolios. Plans are in place to transition these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB Approach for credit risk, TD must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and retain qualified professionals to implement the remaining Basel II work.

Credit Risk Exposures subject to the Standardized Approach

The Standardized Approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio and plans are in place to transition to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk-weights prescribed by OSFI to determine RWA. These risk-weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody's Investors Service, Standard & Poor's, Fitch and DBRS to determine the appropriate risk weight for our exposures to Sovereigns and Banks.

We apply the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%

[1] The risk rating may vary according to the external risk rating.
[2] 35% applied when loan to value <=80%, 75% when loan to value >80%.

Lower risk-weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk-weight of either 100% (residential secured) or 150% (all other).

For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Credit Risk Exposures subject to the AIRB Approach

The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the "Credit Risk and the Basel II Framework" section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.

TD's credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign (governments, central banks and certain public sector entities), and bank (regulated deposit-taking institutions, securities firms and certain public sector entities).

In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans, student lines of credit, and small business banking credit products).

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters: probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) – the amount of the loss TD would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) – the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures

We evaluate credit risk for non-retail exposures by rating for both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year.

Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower's competitive position, industry, financial performance, economic trends, management and access to funds. TD's 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

The facility risk rating maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and general allowance for credit losses.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. We use the Current Exposure Method to determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by TD for the management of derivative credit exposures.

We use a range of qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure and limit future potential exposure and stress tests to identify and quantify exposure to extreme events. We set gross notional limits to manage business volumes and concentrations and we regularly assess market conditions and the pricing quality of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Treasury Credit Management meets regularly with Trading Risk Management and front office Trading to discuss evolving market conditions and the interdependencies between market risk and counterparty credit risk.

TD actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval by the appropriate level within the credit approval process. We record specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2010, after taking into account risk mitigation strategies, TD does not have a material derivative exposure to any counterparty considered higher risk as defined by management's internal monitoring process. In addition, TD does not have a material credit risk valuation adjustment to any specific counterparty.

Retail Exposures

We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits. Once retail credits are funded, we monitor current internal and external risk indicators on a regular basis to identify changes in risk.

We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. We have developed proprietary statistical models and decision strategies for each retail product portfolio. Our models are based on seven to ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.

The following table maps PD ranges to risk levels:

Description	One-year PD range > – <=
Low risk	0.00% – 0.15%
Normal risk	0.15% – 1.10%
Medium risk	1.10% – 4.74%
High risk	4.74% – 100%
Default	100.0%

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

- Risk parameter estimates – PDs, EADs, and LGDs are reviewed and updated against actual loss experience and benchmarked against public sources of information to ensure estimates continue to be reasonable predictors of potential loss.
- Model performance – Estimates continue to be discriminatory, stable, and predictive.
- Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
- Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with TD's model risk rating policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to TD's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation

The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on TD's own assessment of the counterparty's credit quality and capacity to pay.

In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across TD are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.

Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by governments and investment grade issuers. The Treasury Credit group within Wholesale Banking is the central source of financial collateral processes. These processes include pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.

We may take guarantees to reduce the risk in credit exposures. We only recognize irrevocable guarantees that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

TD makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties for which we have credit exposure. We also use collateral and master netting agreements to mitigate derivative counterparty exposure.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 39 **GROSS CREDIT RISK EXPOSURE – BASEL II: STANDARDIZED AND AIRB APPROACHES**[1]

(millions of Canadian dollars)		**As at Oct. 31, 2010**			As at Oct. 31, 2009	
	Standardized	**AIRB**	**Total**	Standardized	AIRB	Total
Retail						
Residential secured	**$ 13,486**	**$ 146,777**	**$ 160,263**	$ 10,606	$ 137,448	$ 148,054
Qualifying revolving retail	**–**	**40,940**	**40,940**	–	40,894	40,894
Other retail	**17,943**	**28,205**	**46,148**	17,252	23,636	40,888
	31,429	**215,922**	**247,351**	27,858	201,978	229,836
Non-retail						
Corporate	**50,436**	**114,603**	**165,039**	45,277	99,856	145,133
Sovereign	**8,872**	**63,633**	**72,505**	2,144	57,958	60,102
Bank	**20,916**	**112,003**	**132,919**	18,144	91,089	109,233
	80,224	**290,239**	**370,463**	65,565	248,903	314,468
Gross credit risk exposures	**$ 111,653**	**$ 506,161**	**$ 617,814**	$ 93,423	$ 450,881	$ 544,304

[1] Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

Other Credit Risk Exposures

Non-trading Equity Exposures

Our non-trading equity exposures are at a level that represents less than 10% of our combined Tier 1 and Tier 2 capital. As a result, we use OSFI-prescribed risk weights to calculate our RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody's Investors Service, Standard & Poor's, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.

We use the Internal Assessment Approach (IAA) to calculate RWA for our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA.

Market Risk

Market risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for TD through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.

We comply with the Basel II market risk requirements as at October 31, 2010 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES

The four main trading activities that expose us to market risk are:

- Market making – We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.
- Sales – We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
- Arbitrage – We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.
- Positioning – We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk within Risk Management. There is a Market Risk and Capital Committee chaired by the Senior Vice President, Trading Risk and includes Wholesale Banking senior management which meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk.

Trading Limits

We set trading limits that are consistent with the approved business strategy for each business and our tolerance for the associated market risk, aligned to TD's market risk appetite. In setting limits, we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the desk level, portfolio level, and business line level, and in Wholesale Banking in aggregate.

The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price, and volatility shift limits.

Another primary measure of trading limits is Value-at-Risk (VaR), which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

TD estimates total VaR on a daily basis by combining the General Market Risk (GMR) and Debt Specific Risk (DSR) exposure associated with TD's trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

DSR measures migration and default risk for credit products in the trading portfolio. The DSR model is based on Monte Carlo simulations of credit migrations and defaults using historical migration and default probabilities. Similar to GMR, DSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income. Trading-related revenue in the graph below excludes revenue related to changes in the fair value of loan commitments. Similarly, the commitments are not included in the VaR measure as they are not managed as trading positions. In 2010, there were 30 days of trading losses but none breached the VaR.

The graph below discloses daily VaR usage and trading-related revenue within Wholesale Banking.


TOTAL VALUE-AT-RISK AND TRADING-RELATED INCOME
(millions of Canadian dollars)
Trading-related Income
Total Value-at-Risk
$30
20
10
0
(10)
(20)
(30)
(40)
Nov 2/09
Nov 9/09
Nov 16/09
Nov 23/09
Nov 30/09
Dec 7/09
Dec 14/09
Dec 21/09
Dec 28/09
Jan 4/10
Jan 11/10
Jan 25/10
Feb 1/10
Feb 8/10
Feb 15/10
Feb 22/10
Mar 1/10
Mar 8/10
Mar 15/10
Mar 22/10
Mar 29/10
Apr 5/10
Apr 12/10
Apr 19/10
Apr 26/10
May 3/10
May 10/10
May 17/10
May 24/10
May 31/10
Jun 7/10
Jun 14/10
Jun 21/10
Jun 28/10
Jul 5/10
Jul 12/10
Jul 19/10
Jul 26/10
Aug 2/10
Aug 9/10
Aug 16/10
Aug 23/10
Aug 30/10
Sep 6/10
Sep 13/10
Sep 20/10
Sep 27/10
Oct 4/10
Oct 11/10
Oct 18/10
Oct 25/10

TABLE 40 VALUE-AT-RISK USAGE

(millions of Canadian dollars)			**2010**					2009
	As at	**Average**	**High**	**Low**	As at	Average	High	Low
Interest rate and credit spread risk	**$ 14.4**	**$ 12.6**	**$ 20.0**	**$ 8.1**	$ 15.8	$ 21.5	$ 46.3	$ 8.3
Equity risk	**6.4**	**7.8**	**11.3**	**6.1**	8.8	9.2	17.1	4.6
Foreign exchange risk	**1.5**	**2.5**	**6.1**	**0.7**	4.0	4.4	9.7	1.2
Commodity risk	**0.8**	**1.1**	**3.4**	**0.4**	1.0	0.9	2.4	0.5
Debt specific risk	**22.9**	**17.2**	**26.5**	**10.2**	16.8	31.7	67.4	11.9
Diversification effect[1]	**(18.0)**	**(18.9)**	**n/m[2]**	**n/m[2]**	(23.1)	(29.3)	n/m[2]	n/m[2]
Total Value-at-Risk	**$ 28.0**	**$ 22.3**	**$ 32.0**	**$ 14.5**	$ 23.3	$ 38.4	$ 78.7	$ 16.9

[1] The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.

[2] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Validation of VaR Model

For each of our trading portfolios, and for the portfolio as a whole, we use a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical assumptions of the VaR model. The theoretical change in profit and loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio.

Stress Testing

Our trading business is subject to an overall global stress test limit. In addition, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 Canadian ABCP crisis, and the collapse of Lehman Brothers along with the ensuing credit crisis of fall 2008.

Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES

We are also exposed to market risk in TD's own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure, and mitigate these risks.

WHO MANAGES MARKET RISK IN INVESTMENT ACTIVITIES

The TD Investment Committee regularly reviews the performance of TD's own investments and assesses the performance of portfolio managers. The Risk Committee reviews and approves the investment policies and limits for TD's own portfolio.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES

We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors. Market risk arising from investment activities in TD's own portfolio is managed as a component of TD's overall asset and liability profile.

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as "asset and liability" positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The Treasury and Balance Sheet Management (TBSM) Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee (ALCO), which is chaired by the Group Head Corporate Development, Enterprise Strategy and Treasury, and includes other senior executives. The Risk Committee periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When TD products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities, and equity. Key aspects of this approach are:

- Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
- Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments that are granted to customers.
- Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called "mismatched positions." An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.

Interest rate risk is measured using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on both TD's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.

TD's policy sets overall limits on EVaR and EaR based on a 100 bps adverse interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.

We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to generate more stable net interest income over time.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

- An assumed maturity profile for our core deposit portfolio.
- Our targeted investment profile on our net equity position.
- Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.



ALL INSTRUMENTS PORTFOLIO
Economic Value at Risk After-tax – Oct. 31, 2010 and Oct. 31, 2009
(millions of Canadian dollars)
$100
0
(100)
(200)
(300)
(400)
(500)
(600)
Change in present value
2009: $(137) million
2010: $(165) million
(2.0)
(1.5)
(1)
(0.5)
0
0.5
1.0
1.5
2.0
Parallel interest rate shock percentage

TD uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2010, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $165.4 million (2009 – $85.6 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $116.5 million (2009 – $137.0 million) after tax.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 41 SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY

(millions of Canadian dollars)	**As at Oct. 31, 2010**		As at Oct. 31, 2009	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ (12.4)**	**$ (68.1)**	$ (0.5)	$ (67.6)
U.S. dollar	**(153.0)**	**(48.4)**	(85.1)	(69.4)
	$ (165.4)	**$ (116.5)**	$ (85.6)	$ (137.0)

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2010 would have decreased pre-tax net income by $20.7 million (2009 – $95.2 million decrease) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2010 would have increased pre-tax net income by $20.7 million (2009 – $95.2 million increase) in the next 12 months. The low level of EaR implies low net cashflow repricing sensitivity.

The following table shows the sensitivity of net income (pre-tax) by currency for those currencies where TD has material exposure.

TABLE 42 SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY

(millions of Canadian dollars)	**As at Oct. 31, 2010**		As at Oct. 31, 2009	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ (1.0)**	**$ 1.0**	$ (72.6)	$ 72.6
U.S. dollar	**(19.7)**	**19.7**	(22.6)	22.6
	$ (20.7)	**$ 20.7**	$ (95.2)	$ 95.2

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and shareholders' equity and also our capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported shareholders' equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from TD's net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Available-for-sale Investment Portfolio

The Bank manages an available for sale securities portfolio as part of the overall asset and liability management process. The available-for-sale securities portfolio consists of two distinct populations, a Canadian mortgage backed securities portfolio that is backed by loans originated and subsequently securitized by the Bank and the investment portfolio that consists of securities purchased by the Bank. The Canadian mortgage backed securities portfolio gives the Bank flexibility for collateral posting, funding, and liquidity. In general, the investment portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (i) to generate a targeted credit of funds to deposits in excess of lending; (ii) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (iii) to provide eligible securities to meet collateral requirements and cash management operations; and (iv) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Bank.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME

As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

- Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
- The weighted-average margin on average earning assets will shift as the mix of business changes.
- Changes in the prime-Bankers' Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.

The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin, and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or collateral or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities, and commitments to provide credit or liquidity support. Liquidity risk also includes the risk of not being able to sell assets in a timely manner at a reasonable price.

As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations under normal and stress conditions. In the event of a funding disruption, we need to be able to continue to function without being forced to sell non-marketable assets and/or significantly alter our business strategies. The process that ensures adequate access to funds is known as liquidity risk management.

WHAT IS OUR LIQUIDITY RISK APPETITE?

Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, we maintain a sound and prudent approach to managing our potential exposure to liquidity risk including targeting a stringent 90-day survival horizon under severe operating conditions caused by a combination of a bank-specific and market-wide stress scenario. This targeted survival horizon and related liquidity and funding management strategies comprise an integrated liquidity risk management program designed to ensure that we maintain a low exposure to adverse changes in liquidity levels due to identified causes of liquidity risk.

WHO IS RESPONSIBLE FOR LIQUIDITY RISK MANAGEMENT

The ALCO oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum, comprising senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.

We have one Global Liquidity Risk Management Policy, but the major operating areas measure and manage liquidity risks as follows:

- TBSM is responsible for consolidating and reporting TD's global liquidity position and for managing the Canadian Personal and Commercial Banking and domestic Wealth Management liquidity positions.
- Wholesale Banking, working closely with Trading Risk in Risk Management, is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.
- TD's U.S. Treasury Group is responsible for managing the liquidity position of the U.S. Personal and Commercial Banking segment. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.
- Each area must comply with the Global Liquidity Risk Management Policy. The policy is periodically reviewed by the Risk Committee. Management responsible for liquidity in our U.S. segment and each of our regulated overseas branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to meet local business conditions and/or regulatory requirements. Each of these policies is subject to review by the Global Liquidity Forum and approval by ALCO.

HOW WE MANAGE LIQUIDITY RISK

Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash flows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative "Severe Combined Stress" scenario that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the "Severe Combined Stress" scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers' Acceptances we issue on behalf of clients, and Bank-sponsored ABCP.

To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay due to collateral requirements or other similar purposes are not considered readily convertible into cash.

Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in a given specified time bucket. On October 31, 2010, our aggregate surplus liquid-asset position for up to 90 days, as measured under the "Severe Combined Stress" scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Bank operations was $10.7 billion, (2009 – $6.8 billion). The surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at October 31, 2010 was $7.0 billion (2009 – $10.0 billion).

We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the "Severe Combined Stress" scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period.

On October 31, 2010, our estimate of liquid assets less requirements, as measured under the extended liquidity coverage test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $15.4 billion (2009 – $14.9 billion) and for U.S. Personal and Commercial Banking operations was $13.4 billion (2009 – $16.8 billion).

While each of our business segments has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.

We have contingency funding plans in place to provide direction in the event of a specific local liquidity crisis.

Credit ratings are important to our borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD's credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

TABLE 43 **CREDIT RATINGS**

		As at Oct. 31, 2010[1]	
Ratings agency	**Short-term debt rating**	**Senior long-term debt rating and outlook**	
Moody's	P–1	Aaa	negative
S&P	A–1+	AA–	positive
Fitch	F–1+	AA–	stable
DBRS	R–1 (high)	AA	stable

[1] The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on TD's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

FUNDING

We have a large base of stable retail and commercial deposits, making up over 70% of total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. Our wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any single depositor in order not to overly rely on one or a small group of customers as a source of funding. When deposit levels exceed these limits, the excess amount must be invested in highly liquid assets and, as a result, is not used to fund our Wholesale Banking requirements. We also limit the wholesale funding that can mature in a given time period. These funding limits are designed to address the risks of operational complexity in selling assets and reduced asset liquidity in a systemic market event and also serve to limit our exposure to large liability maturities.

Over the last year, we have been able to meet our funding needs primarily through sales of National Housing Act Mortgage-Backed Securities including participation in the Insured Mortgage Purchase Program (IMPP). We also obtained funding from the issuance of covered bonds during the year. We continue to explore all opportunities to access expanded or lower cost funding on a sustainable basis relative to our projected term funding needs.

TABLE 44 TERM FUNDING SOURCES

(billions of Canadian dollars)	**2010**	2009
Assets securitized	**$ 9.0**	$ 19.6
Covered bonds	**2.0**	–
Preferred shares and capital trust securities	**–**	3.3
Total	**$ 11.0**	$ 22.9

CONTRACTUAL OBLIGATIONS

TD has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on TD's short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE 45 CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY

(millions of Canadian dollars)	**2010**					2009
	Within 1 year	**Over 1 year to 3 years**	**Over 3 to 5 years**	**Over 5 years**	**Total**	Total
Deposits[1]	**$ 349,221**	**$ 47,269**	**$ 14,756**	**$ 18,725**	**$ 429,971**	$ 391,034
Subordinated notes and debentures	**208**	**210**	**148**	**11,940**	**12,506**	12,383
Operating lease commitments	**626**	**1,127**	**859**	**1,949**	**4,561**	4,206
Capital lease commitments	**37**	**20**	**15**	**25**	**97**	86
Capital trust securities	**–**	**–**	**–**	**–**	**–**	895
Network service agreements	**32**	**–**	**–**	**–**	**32**	99
Automated banking machines	**121**	**136**	**73**	**–**	**330**	489
Contact centre technology	**33**	**55**	**–**	**–**	**88**	123
Software licensing and equipment maintenance	**99**	**31**	**–**	**–**	**130**	166
Total	**$ 350,377**	**$ 48,848**	**$ 15,851**	**$ 32,639**	**$ 447,715**	$ 409,481

[1] As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

CREDIT AND LIQUIDITY COMMITMENTS

In the normal course of business, TD enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. TD's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by TD.

The values of credit instruments reported below represent the maximum amount of additional credit that TD could be obligated to extend should contracts be fully utilized. The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

TABLE 46 CREDIT AND LIQUIDITY COMMITMENTS

(millions of Canadian dollars)	**2010**	2009
Financial and performance standby letters of credit	**$ 14,299**	$ 13,311
Documentary and commercial letters of credit	**262**	354
Commitments to extend credit[1]		
Original term to maturity of one year or less	**22,947**	25,197
Original term to maturity of more than one year	**39,849**	36,182
Total	**$ 77,357**	$ 75,044

[1] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at TD's discretion at any time.

PLEDGED ASSETS, REPURCHASE AGREEMENTS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2010, securities and other assets with a carrying value of $46 billion (2009 – $32 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2010, assets with a carrying value of $17 billion (2009 – $8 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2010 amounted to $12 billion (2009 – $13 billion).

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2010, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $24.2 billion (2009 – $23.2 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.7 billion as at October 31, 2010 (2009 – $6.3 billion).

As at October 31, 2010, $2.2 billion (2009 – nil) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds currently issued by the Bank. These assets were sold by the Bank to a VIE which is consolidated by the Bank. A discussion on the structure of this VIE and assets held is included in Note 6.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external sources.

Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.

Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

Under Basel II, we use the Standardized Approach to operational risk regulatory capital. Work is underway to build upon TD's operational risk management framework to meet the requirements of the Advanced Measurement Approach for operational risk.

WHO MANAGES OPERATIONAL RISK

Operational Risk Management is an independent function that designs and maintains our overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management, the Operational Risk Oversight Committee and the Risk Committee.

We also maintain specialist groups who manage specific operational risk exposures that require dedicated mitigation and control activities. These areas are responsible for setting policies for the entire enterprise and maintaining appropriate oversight in specialized areas such as business continuity, outsourcing management, financial crime, project change management, technology risk management, and information security.

The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business unit and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks the area is exposed to. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK

Our operational risk management framework is designed to ensure that our operational risk exposures are proactively managed and controlled to acceptable levels consistent with TD's risk appetite. The framework incorporates industry best practices and meets regulatory guidelines. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit's and each corporate area's operational risk exposures. In addition, the Risk Committee's and senior management's expectations for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of their key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that our risk management and internal controls are effective, appropriate and comply with our policies.

Operational Risk Event Monitoring

In order to reduce our exposure to future loss, it is critical that we remain aware of our own as well as industry risks and respond appropriately. Our policies and processes require that operational risk events be identified, tracked and reported to the right level of management to ensure that we analyze and manage them appropriately and take suitable corrective action. We also review, analyze and benchmark TD against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting

Risk Management, in partnership with senior management, regularly reports on risk-related measures and the status of risk throughout TD to the senior business management and the Risk Committee. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention is maintained over current and emerging issues.

Insurance

To provide TD with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate.

Technology and Information

Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels and other business developments. The key risks are associated with the operational availability, integrity and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management

During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of TD are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Outsourcing Management

Outsourcing is any arrangement where an external supplier performs a business activity, function or process on our behalf. The benefits of outsourcing business activities include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level outsourcing risk management program that guides outsourcing activities and ensures the level of risk management and senior management oversight is appropriate to the size and importance of the outsourcing arrangement.

Project Management

We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are monitored by senior management. Our Enterprise Program Management Office maintains project management standards that are continually benchmarked against leading industry practices.

Financial Crime
Safeguarding our customers, employees, assets, information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems, protocols and practices to detect and prevent financial crime. This includes regular employee training to ensure compliance with crime prevention policies and practices.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance claims exceeding the insurance claims expected in product pricing. Furthermore, underwriting risk is defined as the risk of financial loss resulting from the inappropriate product design, selection and pricing of risks to be insured. Claims risk is defined as the risk of loss due to unforeseen increases in the size and frequency of claims and time-to-payment expenses.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independently appointed actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK

We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance protection is purchased to further reduce exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Regulatory and Legal Risk

Regulatory and Legal risk is the risk of non-compliance with laws, rules, regulations, obligatory practices or standards, contractual agreements, or other legal requirements, including the effectiveness of preventing and handling litigation.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of TD.

Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK

Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal, Compliance and Regulatory Affairs Departments assist them by providing advice and oversight.

The Compliance and Regulatory Affairs Departments identify and monitor regulatory risk across our organization, and the Compliance Department is responsible for ensuring that key day-to-day business controls comply with applicable legislation.

Internal and external Legal counsel also work closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce TD's exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK

Our Code of Conduct and Ethics helps set the "tone at the top" for a culture of integrity within our organization. The Code stipulates that concern for what is right, including compliance with the law, should be the first consideration in all business decisions and actions. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal, Compliance and Regulatory Affairs Departments, in certain circumstances, assist them by:

- Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
- Implementing or assisting with policies, procedures and training.
- Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
- Tracking, escalating and reporting significant issues and findings to senior management and the Board.
- Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.

Additionally, the Legislative Compliance Management Program (LCM), run by the Compliance Department, carries out enterprise-wide management of legislative and regulatory risk. LCM assesses legislative requirements and associated key controls across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked to completion. The Chief Compliance Officer provides an annual LCM report to the Audit Committee of the Board stating the results of the annual process and setting out his opinion on the strength of the LCM framework and regulatory risk management at TD.

Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which TD or its subsidiaries are a party.

Reputational Risk

Reputational risk is the potential that negative stakeholder impressions, whether true or not, regarding an institution's business practices, actions or inactions, will or may cause a decline in the institution's value, brand, liquidity or customer base.

A company's reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risk. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity and regulatory and legal risks must all be managed effectively to safeguard TD's reputation.

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for TD's reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee's purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered.

Nonetheless, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring ethical practices are followed at all times, interactions with our stakeholders are positive, and we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

HOW WE MANAGE REPUTATIONAL RISK

Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the Reputational Risk Committee.

We also have defined and documented processes to approve new products and new business, particularly structured transactions in our wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real-estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance of clients to whom TD provides financing or in which TD invests, 3) identification and management of emerging environmental regulatory issues, and 4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

WHO MANAGES ENVIRONMENTAL RISK

The Group Head, Marketing, Corporate and People Strategies holds senior management accountability for environmental management. The Group Head is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Group Head and Corporate Environmental Affairs team are responsible for developing enterprise-wide environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD's main business units. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD's business units are responsible for implementing the environmental strategy within their units.

HOW WE MANAGE ENVIRONMENTAL RISK

We manage environmental risks within the Environmental Management System (EMS) which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes. In 2010, we updated our EMS to be consistent with the ISO 14001 international standard, which represents industry best practice. Our Environmental Policy was updated to reflect the global scope of TD's environmental activities.

Within our Environmental Management Framework, we have identified a number of priority areas and have made voluntary commitments relating to these.

Our environmental performance is reported within our annual Corporate Responsibility Report. Performance is reported at the C-plus level of the Global Reporting Initiative (GRI).

TD's global operations became carbon neutral in February 2010. We accomplished this by reducing our energy use, purchasing electricity from renewable energy sources, and developing innovative carbon offsets, sourced from within our North American operating footprint.

During 2010, TD completed the roll out of updated Environmental and Social Credit Risk Management Procedures applied to credit and lending in the wholesale, commercial and retail businesses. These procedures include assessment of our clients' policies, procedures and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement, and free prior informed consent of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. TD has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within our annual Corporate Responsibility Report.

TD Asset Management (TDAM) is a signatory to the United Nations Principles for Responsible Investment (UN PRI). Under the UN PRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UN PRI.

We continue to monitor and assess policy and legislative developments, and maintain an 'open door' approach with environmental and community organizations, industry associations and responsible investment organizations.

For more information on our environmental policy, management and performance, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's Board particularly through its Risk Committee and Audit Committee of the Board. TD monitors the risk management process at TD Ameritrade through its participation in TD Ameritrade's board and management governance and protocols.

Five of the twelve TD Ameritrade directors are designated by TD pursuant to the terms of a Stockholders Agreement among TD, TD Ameritrade and certain other stockholders. Three of the five TD-designated directors currently include our CEO, our former Group Head Wealth Management and an independent director of TD. TD Ameritrade's bylaws, which state that the Chief Executive Officer's appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer requires the support of TD. The directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee and participating in the Risk Committee and Corporate Governance Committee.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent TD requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between TD and TD Ameritrade to coordinate necessary intercompany information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade's operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issues at TD Ameritrade; risk issues are reported up to our Risk Committee as required, and at least annually.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, accounting for income taxes, and contingent liabilities.

LOAN LOSSES

Accounting for loan losses is an area of importance given the size of the Bank's loan portfolio. A loan is considered impaired when there is objective evidence subsequent to the initial recognition of the loan that there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank has two types of allowances against loan losses – specific and general.

A specific allowance is recorded against loans that are classified as impaired, which occurs when there is objective evidence of impairment at the specific loan level. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover can have a direct impact on the provision for credit losses and may result in a change in the allowance. Changes in the specific allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking, and the Wholesale Banking segments.

The general allowance captures the credit losses in circumstances where the loss event is considered to have occurred, but for which there is not yet objective evidence of impairment at the specific loan level. In establishing the general allowance, the Bank refers to internally developed models that utilize parameters for probability of default (PD), loss given default (LGD) and exposure at default (EAD). These models calculate the probable range of general allowance levels. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. If the wholesale and commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount or $25 million for PD, $25 million for LGD, and $77 million for EAD, respectively. Changes in the general allowance, if any, would primarily impact the Corporate and U.S. Personal and Commercial Banking segments.

The "Managing Risk – Credit Risk" section of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the Bank's Consolidated Financial Statements and the "Credit Portfolio Quality" section of this MD&A for additional disclosures regarding the Bank's allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instrument is based on quoted prices in active markets, where available, adjusted for daily margin settlements, where applicable. Where there is no active market for the instrument, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain complex or illiquid financial instruments, fair values may be determined in whole or in part using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.

Inputs estimated are subject to management's judgment. For example, certain credit products are valued using models with non-observable inputs such as correlation and recovery rates. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Management's judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. Valuation adjustments are described further in Note 29 to the Consolidated Financial Statements.

The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. If the market for complex financial instrument products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to the "Managing Risk – Market Risk" section of this MD&A. As described in Note 29 to the Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the best estimate of fair value at initial recognition represented by the transaction price, and the fair value determined using the valuation technique, is recognized in income as the non-observable inputs become observable. Note 29 also summarizes the difference between the transaction price and amount determined at inception using valuation techniques with significant non-observable market inputs.

The process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above, support the reasonability of the valuation models. The valuations are also validated by past experience and through actual cash settlement under the contract terms.

Valuation of private equity investments requires management's judgment due to the absence of quoted market prices, inherent lack of liquidity, and the longer-term nature of such investments. Private equity investments are recorded at cost and are compared with fair value on a periodic basis to evaluate whether an impairment in value has occurred that is other than temporary in nature. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation, and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by management for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Available-for-sale securities are written down to their fair value through the Consolidated Statement of Income when there is impairment in value that is considered to be other than temporary in nature. The determination of whether or not other than temporary impairment exists is a matter of judgment. We review these securities regularly "for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Impairment of the value of an investment may be indicated by the presence of conditions which should be examined collectively. For equity securities, some of these conditions are prolonged periods during which the fair value of the investment is significantly less than its carrying value, significant financial difficulty of the issuer, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, a downgrade of an entity's credit rating, or liquidity or going concern problems of the investee.

Debt securities classified as available-for-sale are considered impaired when there is uncertainty concerning the collectability of interest and principal. Accordingly, professional judgment is required in assessing whether a decline in fair value is the result of a general reduction in market liquidity, change in interest rates or due to collectability issues with respect to the expected cash flows over the life of the debt security.

See Note 29 to the Bank's Consolidated Financial Statements for additional disclosures regarding the Bank's significant financial assets and financial liabilities carried at fair value by valuation methodology. All of the Bank's segments are impacted by this accounting policy.

The Bank recognizes interest income and expense using the effective interest rate method for financial instruments that are accounted for at amortized cost and for those that are classified as available-for-sale. The effective interest rate is the rate that discounts the estimated future cash flows over the expected life of the financial instrument resulting in recognition of interest income and expense on a constant yield basis.

The potential effect of using reasonable possible alternative assumptions for valuing Level 3 financial instruments would range from a reduction in the fair value by $113 million (2009: $159 million) to an increase in the fair value by $111 million (2009: $161 million) (before changes in valuation adjustments).

SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are classified as trading securities and are carried at fair value on the Bank's Consolidated Balance Sheet. Note 5 to the Bank's Consolidated Financial Statements provide additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2010, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

The second key determination is whether a VIE should be consolidated. The Bank holds interests in a number of VIEs, including all of the Bank's securitization trusts that are considered to be VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns. In addition, if the VIE is a QSPE, a conclusion which requires judgment, then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns to determine if the Bank retains substantially all of the residual risk and rewards of the VIE.

Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. All of the Bank's segments are impacted by this accounting policy.

VALUATION OF GOODWILL AND OTHER INTANGIBLES

Goodwill is not subject to amortization. Instead, it is tested for impairment at the reporting unit level on an annual basis unless certain criteria are met in compliance with GAAP and if an event or change in circumstances occurs that indicates that the carrying value of the reporting unit might exceed its fair value. The first step of goodwill impairment testing involves determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. Where fair value of the reporting unit exceeds its carrying value, goodwill of that reporting unit is considered not to be impaired. When the fair value of the reporting unit is less than its carrying value, a second step is required and the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment representing the excess of carrying value over fair value of the goodwill is recognized immediately in the Consolidated Statement of Income.

The fair value of the Bank's reporting units are determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of reporting units and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying values of the Bank's reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors including market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank's allocation of economic capital to the reporting units.

The Bank's 2010 goodwill testing concludes that the goodwill in each reporting unit is considered not to be impaired. Additionally, none of the Bank's reporting units are at risk of failing the first step of goodwill impairment testing.

Other intangible assets with an indefinite life are not subject to amortization; rather, they should be assessed annually for impairment. As at October 31, 2010, the Bank does not have any indefinite life intangibles. Finite life intangible assets that are subject to amortization, after initial recognition, are amortized over their estimated useful life. Finite life intangible assets are assessed for impairment when an event or changes in circumstances indicate that the assets might be impaired. Determining the estimated useful life and the identification of any events or changes in circumstances affecting the recoverability of carrying value of these finite life intangible assets requires an analysis of facts and management's judgment. When events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying value is higher than the sum of undiscounted cash flows expected from the asset's use and eventual disposition, the asset is written down to its fair value.

This accounting policy impacts all of the Bank's business segments. See Note 9 to the 2010 Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

PENSIONS AND POST-RETIREMENT BENEFITS

Pension and post-retirement benefits obligation and expense are dependent on the assumptions used in calculating these amounts. The actuarial assumptions of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant experience in conjunction with market related data and considers if there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the measurement date. The expected long term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits obligation and expense in future years. All of the Bank's segments are impacted by this accounting policy.

The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for the Bank's principal pension plans to changes in the discount rate and assumptions for expected long-term return on plan assets and compensation increases. The sensitivity analysis provided in the table is hypothetical and should be used with caution. For a further discussion of the key assumptions used in determining the Bank's annual pension expense and projected benefit obligation, see Note 24 to the 2010 Consolidated Financial Statements.

TABLE 48 **SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS**

(millions of Canadian dollars, except as noted)	Obligation	Expense
Impact of a change of 1.0% in key assumptions		
Discount rate assumption used	5.81%	6.90%
Decrease in assumption	$ 499	$ 74
Increase in assumption	(386)	(57)
Expected long-term return on assets assumption used	n/a	6.75%
Decrease in assumption	n/a	26
Increase in assumption	n/a	(26)
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$ (121)	$ (24)
Increase in assumption	129	26

INCOME TAXES

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We assess the adequacy of these provisions at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities. Provisions are reversed to income in the period in which management assesses they are no longer required or as determined by statute.

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank's segments and requires judgment in the following key situations:

- Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized before their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the future tax assets.
- Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.
- The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $409 million at October 31, 2010.

CONTINGENT LIABILITIES

Contingent liabilities arise when there is some uncertainty whether, as a result of a past event or transaction, the Bank will incur a loss in the future. The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank's management, for contingent litigation loss accruals, internal and external experts are involved in assessing the likelihood and in estimating any amounts involved. Throughout the existence of a contingency, the Bank's management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.

See Note 31 to the Bank's Consolidated Financial Statements for more details.

ACCOUNTING STANDARDS AND POLICIES

Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank's Consolidated Financial Statements for more details of future accounting and reporting changes.

Conversion to International Financial Reporting Standards in Fiscal 2012

The Accounting Standards Board (AcSB) confirmed that Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.

The International Accounting Standards Board (IASB) issues international financial reporting standards (IFRS). IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences related to items such as recognition, measurement and disclosures. Currently, the IASB has several projects to review and amend existing IFRS, with an expected completion date into fiscal 2011. The Bank is closely monitoring these changes as many of these accounting standards are critical to the Bank, however it is difficult to assess the impact of these changes to the Bank's Consolidated Financial Statements as certain of these accounting standards and their interpretations are yet to be finalized.

The Bank continues to dedicate significant resources to the conversion to IFRS. A detailed analysis of the differences between IFRS and the Bank's accounting policies as well as an assessment of the impact of various alternatives has been completed for internal review and assessment. Training continues to be provided to key employees and the impact of the transition on our business practices, information technology, and internal controls over financial reporting is being closely monitored.

a) IFRS Transition Program Summary

To manage the transition to IFRS, the Bank implemented a comprehensive, enterprise-wide program supported by a formal governance framework. The key activities of the IFRS transition program include developing a project governance framework, updating accounting policies, preparing financial statements, building financial reporting expertise, identifying impact on business processes and information technology; implementing internal controls over financial reporting (ICFR), and implementing appropriate disclosure controls and procedures (DC&P), including investor relations and communication plans. The Bank's implementation plan consists of the following phases: (i) Program Initiation and Planning; (ii) Detailed Assessment; (iii) Design and Solution Development; and (iv) Implementation.



IFRS TRANSITION PROGRAM
Fiscal 2009
Fiscal 2010
Fiscal 2011
IFRS Opening Consolidated Balance Sheet as at Nov. 1, 2010
Fiscal 2012
First year of reporting under IFRS starting with the first quarter of 2012
Program Initiation and Planning
Detailed Assessment
Design and Solution Development
Implementation
Parallel Year
Oct. 31, 2008
Oct. 31, 2009
Oct. 31, 2010
Oct. 31, 2011
Oct. 31, 2012

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
1. Project Governance Framework		
Establish program structure and raise awareness, including the following: • Form Steering Committee and project teams, which consist of Finance, Technology, Internal Audit, and Program Office. • Establish progress reporting protocols and project management practices. • Determine processes for consensus of key decisions and project oversight. • Hold IFRS overview sessions at various levels within the Bank.	Program Initiation and Planning; Detailed Assessment	• All milestones have been completed. • The Steering Committee is kept informed of project status and key policy decisions. The Audit Committee receives regular updates. External advisors have been engaged to assist with certain elements of IFRS analysis. The Bank's external stakeholders, the Office of the Superintendent of Financial Institutions Canada (OSFI) and the external auditors are kept apprised of the progress of the project.

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
2. Accounting Policies		
• Perform a detailed comparison of IFRS to Canadian GAAP to determine the impact to the Bank's accounting policies.	Detailed Assessment	• Key differences between IFRS and Canadian GAAP have been identified (see *Summary of Key Differences* below). • Other differences between IFRS and Canadian GAAP, which are expected to have a lower impact and require limited changes to business processes have also been identified (see *Summary of Other Differences* below).
• Analyze and determine ongoing policies where alternatives are permitted.	Detailed Assessment; Design and Solution Development	• The Bank has analyzed the available alternatives for the majority of its significant accounting policies and has completed a preliminary assessment on which alternatives it will select.
• Analyze and determine which IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) exemptions will be taken on transition to IFRS.		• The Bank has analyzed the available IFRS 1 exemptions and has completed an assessment on certain of the exemptions it expects to apply on transition (see *First-Time Adoption of IFRS below*).
• Identify the tax implications resulting from first-time adoption decisions and ongoing accounting policy differences.		• The Bank is assessing the tax impacts related to its first-time adoption decisions and transitional adjustments to IFRS, and the on-going tax impacts of accounting policy differences.
• Implement revisions to key accounting policies.	Implementation	• Technical accounting analyses have been substantially completed for all IFRS standards that are expected to impact the Bank. • Key accounting policies requiring revisions have been identified.
3. Financial Statement Preparation and Reporting		
• Identify significant changes in note disclosures and financial statement presentation.	Detailed Assessment; Design and Solution Development	• Significant changes in note disclosures and financial statement presentation have been identified, drafts have been prepared and data requirements are being assessed and gathered.
• Assess the impact of transition on the IFRS opening Consolidated Balance Sheet.	Design and Solution Development	• An analysis of the impact to the Bank's IFRS opening Consolidated Balance Sheet has been prepared for internal review. This analysis may change as the Bank finalizes its IFRS 1 exemption options and accounting policy decisions and reviews all data to ensure its accuracy.
• Perform data gathering and prepare IFRS opening Consolidated Balance Sheet and comparative financial information, including related transitional reconciliations and note disclosures.	Implementation	• Processes have been established to gather data to prepare the Bank's IFRS opening Consolidated Balance Sheet. A draft of the opening Consolidated Balance Sheet is expected to be completed by first quarter of 2011 for internal review. We anticipate this draft to change as the Bank finalizes its IFRS 1 exemption options and accounting policy decisions throughout fiscal 2011. • Preliminary drafts of the transitional reconciliations from Canadian GAAP to IFRS and related note disclosures, as required by IFRS 1, are expected to be completed by first quarter of 2011 for internal review.
• Report IFRS Consolidated Financial Statements, including an IFRS opening Consolidated Balance Sheet, transitional reconciliations and related note disclosures.		• To be effective for the interim and annual periods beginning in the first quarter of 2012.
4. Financial Reporting and IFRS Expertise		
• Staff the program with an appropriate level of IFRS financial reporting expertise and project management experience. • Provide IFRS training to key finance and operational staff, including business process owners. • Provide education to management, Steering Committee, and Audit Committee regarding IFRS implications.	Detailed Assessment; Design and Solution Development	• All milestones have been completed. • A project team consisting of IFRS subject matter experts, finance and operational staff and project managers has been engaged. • IFRS training has been provided to key internal stakeholders and continues to be provided as required.
• Launch a finance-wide IFRS training program.	Design and Solution Development	• Finance-wide professional development training sessions on technical IFRS topics continue to be provided. The Bank also holds regular IFRS information sessions with members of the Steering Committee, Audit Committee, senior executives, and certain stakeholders. • Guidance on specific issues will continue to be provided to impacted finance and operational personnel.

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
5. Business Impacts		
• Identify significant business impacts of the transition to IFRS, including forecasting processes, compensation arrangements, regulatory capital, hedging activities, and other material contracts.	Detailed Assessment; Implementation	• IFRS impacts will be layered into the Bank's forecasting and capital processes. • Significant impacts to the Bank's compensation arrangements are not anticipated. • Process and system changes have been completed to address changes to the Bank's hedging activities, largely due to the impact of securitized assets that no longer qualify for derecognition under IFRS.
• Identify the impacts of IFRS on the Bank's external clients adopting IFRS, and the impact to their financial statements and loan covenants.		• The Bank is reviewing disclosures and other available information related to potential changes in financial statements of external clients, who are adopting IFRS, in order to assess the potential impact on the Bank's lending practices. This will continue through fiscal 2011.
6. Information Technology		
• Identify changes required to information technology systems and design processes to prepare an IFRS opening Consolidated Balance Sheet. • Determine a solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011. • Design, develop and test related process and technology changes.	Detailed Assessment; Design and Solution Development	• A solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011 was designed and developed • A reporting environment has been tested and is being implemented to track all transition adjustments from Canadian GAAP to IFRS and to produce the IFRS opening Consolidated Balance Sheet, fiscal 2011comparatives, related transitional reconciliations and note disclosures.
• Test other new processes and information technology.	Implementation	• Testing of other new processes and technology changes, including the IFRS hedging processes and systems is currently underway.
7. Control Activities: ICFR and DC&P; Including Investor Relations and Communications Plans		
• Identify and update changes in internal controls based on required process and technology changes. • For all significant changes to policies and procedures identified, assess effectiveness of ICFR and DC&P and implement any necessary changes. • Design and implement internal controls over the IFRS transition process.	Design and Solution Development; Implementation	• Stakeholder involvement has commenced in the design and implementation of controls and procedures for both the IFRS transition process and other changes that will have an on-going impact, as a result of transition.
• Design a communication plan to convey impacts of the transition to IFRS to external stakeholders.		• The Bank is assessing its communication plan regarding the anticipated effects of IFRS transition to certain external stakeholders.
• Communicate impact of the IFRS transition to external stakeholders.		• Communication will continue to be made through the quarterly and annual reports, with further detail being provided as key accounting policy and implementation decisions are made.

b) First-Time Adoption of IFRS

Accounting changes resulting from the transition to IFRS will generally be reflected in the Bank's IFRS opening Consolidated Balance Sheet on a retrospective basis. Where transition has been accounted for on a retrospective basis, the IFRS opening Consolidated Balance Sheet will be presented as if IFRS had always been applied and adjustments for any differences between Canadian GAAP and IFRS will affect IFRS opening retained earnings. Initial elections upon adoption of IFRS (IFRS 1) specify certain mandatory exceptions to the retrospective application of certain standards, and permit exemption options for certain other standards. For the Bank, there are significant exemption options available in the areas of accounting for the following: (i) Employee Future Benefits, (ii) Business Combinations, (iii) Designation of Financial Instruments, and (iv) Currency Translation. The application of certain of these exemptions will have an impact on the Bank's IFRS opening retained earnings and may also impact accounting in periods subsequent to transition to IFRS. These exemptions, coupled with certain other elections will also have an impact on the Bank's regulatory capital. However, OSFI has issued guidance which permits the Bank to phase-in the impact of IFRS on Tier 1 capital over a five-quarter period beginning in first quarter of 2012. The Bank has prepared preliminary estimates of the impact of the significant exemption options it expects to use based on the most current information available. These estimates may change significantly as the Bank finalizes its IFRS 1 elections and as further information becomes available.

The significant exemption options are summarized in the table below:

AREA OF IFRS	SIGNIFICANT EXEMPTION OPTIONS AND DECISIONS
Employee Future Benefits	The Bank may elect under IFRS 1to recognize any unamortized actuarial gains or losses in its IFRS opening retained earnings. The Bank will elect to use this exemption option. Unamortized actuarial losses under Canadian GAAP (measured as at July 31, 2010) for 2010 were approximately $1.2 billion pre-tax ($880 million after-tax), as indicated in Note 24 to the Bank's 2010 annual Consolidated Financial Statements. This item will reduce Tier 1 capital. The unamortized actuarial loss that the Bank will recognize in its IFRS opening retained earnings may differ from this amount when the measurement completed as at November 1, 2010 is received and analyzed.
Business Combinations	The Bank may elect not to apply *IFRS 3, Business Combinations* (IFRS 3) to all business combinations that occurred before the date of transition to IFRS, or select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. The Bank is considering the use of this exemption option and may select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. Should the Bank apply this exemption option, there may be a difference in the purchase price as determined under IFRS versus that as previously determined under Canadian GAAP due to certain differences such as the measurement of share consideration and in the accounting for intangible assets, transaction costs and restructuring charges as further discussed below. These differences will result in a potential reduction to goodwill and shareholders' equity. This reduction is solely related to accounting differences between IFRS and Canadian GAAP and is not expected to result in a material impact to net Tier 1 capital.
Designation of Financial Instruments	Under IAS 39, *Financial Instruments: Recognition and Measurement*, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS. Specifically, on transition, IFRS 1 permits the Bank to a) make an available-for-sale designation for financial assets and, b) designate any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets certain criteria specified under IFRS at that date. The Bank has determined that it will re-designate certain of its financial assets to available-for-sale or fair value through profit or loss on transition.
Currency Translation	The Bank may elect to reclassify all cumulative translation differences in accumulated other comprehensive income into retained earnings on transition. The Bank will elect to use this exemption option, however the amount to be reclassified will not be known with certainty until all adjustments for initial elections on adoption of IFRS and for differences between Canadian GAAP and IFRS are recorded in the IFRS opening retained earnings. The Bank's cumulative translation difference recorded in accumulated other comprehensive income as at October 31, 2010 under Canadian GAAP is approximately $2.9 billion, which would be a reclassification within shareholders' equity that has no impact on the Bank's Tier 1 capital.

c) Summary of Key Differences

Key differences identified between IFRS and Canadian GAAP includes (i) Derecognition of Financial Instruments (securitizations), (ii) Consolidations, and (iii) Employee Future Benefits. The Bank has prepared preliminary estimates of the impact of certain of the key differences identified between IFRS and Canadian GAAP. These estimates may change as further information becomes available and such changes may be significant. The key differences are summarized below:

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Derecognition of Financial Instruments (securitizations)	**Canadian GAAP** Under Canadian GAAP, derecognition is based on whether the Bank surrenders control over transferred assets. **IFRS** Under IFRS, derecognition is primarily based on whether the Bank transfers substantially all the risks and rewards of ownership. **Analysis** The model used for derecognition of financial assets under IFRS differs significantly from Canadian GAAP. As a result, the Bank expects most transfers of financial assets that previously qualified for derecognition under Canadian GAAP to no longer qualify for derecognition under IFRS. Such assets will be reported on the Bank's Consolidated Balance Sheet on transition to IFRS, resulting in an increase in total assets and total liabilities. For example, under IFRS, the Bank does not expect its transfers of mortgage loans through the Canada Mortgage Bond Programs to qualify for derecognition. With these transfers accounted for as financing transactions, the Bank will no longer realize securitization gains or losses on the transfer of mortgages. On transition, IFRS opening retained earnings will reflect the impact of accounting for prior years' transfers as financing transactions, rather than sales. Should transferred financial assets remain on the Consolidated Balance Sheet under IFRS, the Bank's risk management and asset and liability management strategies may be affected. The Bank continues to assess the impact of this IFRS difference as well as any impact this difference may have on the Bank's regulatory capital. In August, 2010, the IASB published an exposure draft proposing certain amendments to IFRS 1. The proposed amendments allow the Bank to prospectively apply the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement upon its transition to IFRS. The comment period for the exposure draft closed in October, 2010. The Bank has analyzed the implications of the exposure draft and does not expect to apply this exemption and is therefore likely to apply the derecognition requirements in IAS 39 on a retrospective basis.	**Expected impact to IFRS opening Consolidated Balance Sheet** The Bank estimates an increase to its opening IFRS Consolidated Balance Sheet of approximately $50 billion in total assets and liabilities. An adjustment to IFRS opening retained earnings is also expected as previously recognized gains or losses on certain securitization transactions that do not qualify for derecognition under IFRS would be reversed. The reversal of gains or losses will have an impact to Tier 1 capital. **Future changes in standard** The IASB is considering potential changes to IFRS in this area. Final guidance is not expected until early 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.
Consolidation	**Canadian GAAP** Under Canadian GAAP, the consolidation of a Special Purpose Entity (SPE) is based on whether the Bank is exposed to a majority of a SPE's expected losses or entitled to a majority of the SPE's expected residual returns, or both. In addition, Canadian GAAP provides an exemption with respect to consolidation of SPEs structured as Qualified Special Purpose Entities (QSPEs) where certain conditions are met. **IFRS** Under IFRS, the consolidation of SPEs is based on whether the Bank has control over an SPE. In addition, under IFRS there is no concept of QSPEs. **Analysis** As a result, upon transition to IFRS, the Bank expects to consolidate certain SPEs that are currently not consolidated under Canadian GAAP. Consolidation of any previously unconsolidated entities results in potentially increased assets, liabilities, and non-controlling interest. Additionally, it could result in the reversal of previously recognized gains or losses in IFRS opening retained earnings on transactions undertaken with these entities. The Bank is in the process of assessing the regulatory capital impacts resulting from incremental consolidation of SPEs under IFRS. In addition, consolidation of previously unconsolidated entities may change asset and liability positions, which may in turn affect the Bank's hedging strategies.	**Expected impact to IFRS opening Consolidated Balance Sheet** Increases in non-controlling interests and changes to retained earnings may be recorded as a result of this difference. **Future changes in standard** The IASB is considering potential changes to IFRS in this area. One of the proposed changes is a new definition of control, which may further impact the number of entities the Bank would be required to consolidate in its Consolidated Financial Statements. Final guidance is not expected until late 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.

<table>
<tr><th>ACCOUNTING POLICY AREA</th><th>KEY DIFFERENCES IN ACCOUNTING TREATMENT</th><th>POTENTIAL KEY IMPACTS</th></tr>
<tr><td>Employee Future Benefits</td><td>Canadian GAAP
Canadian GAAP does not differentiate between accounting for vested and unvested cost of plan amendments, amortizing both over the expected average remaining service life of active plan members. In addition, it permits two accounting policy choices regarding actuarial gains and losses. The Bank's accounting policy is to amortize the excess, if any, of the net actuarial gain or loss over 10% of the greater of a projected benefit obligation and the fair value of plan assets over the expected average remaining service life of active plan members, as described in Note 24 of the Bank's annual Consolidated Financial Statements.

IFRS
Under IFRS, the cost of plan amendments are recognized immediately if they relate to vested benefits; otherwise, they are recognized over the remaining vesting period. The Bank's accounting method for actuarial gains and losses under Canadian GAAP is one of the accounting policy choices permitted under IFRS.

Analysis
As a result of the difference related to costs of plan amendments, upon transition to IFRS, the Bank will be required to recognize costs of plan amendments that are vested when those benefits are granted and recognize the expense for unvested benefits at a faster rate than under Canadian GAAP. The Bank expects that the policy for accounting for actuarial gains and losses will not change on transition to IFRS.</td><td>Expected impact to IFRS opening Consolidated Balance Sheet
In addition to the impact of the IFRS 1 exemption option as discussed above, the Bank also expects an impact related to its unamortized prior service costs as of November 1, 2010. This Canadian GAAP, IFRS difference is expected to result in a reduction to retained earnings with a corresponding adjustment to assets and liabilities.

Future changes in standard
The IASB is considering changes to the accounting for employee future benefits, which are not expected to be finalized until early 2011. It is likely that adoption of these changes would not be mandatory until after the Bank transitions to IFRS</td></tr>
<tr><td>Business Combinations</td><td>Canadian GAAP
Measurement of share consideration
Shares issued as consideration are measured at the market share price over a reasonable period before and after the date the terms of the business combination are agreed to and announced.
Restructuring Costs
Costs of an acquirer's plan to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation.
Acquisition-related costs
Direct related to the acquisition (i.e. finders fees, advisory, legal, etc.) are included in the purchase price allocation.

IFRS
Measurement of purchase price
Shares issued as consideration are measured at their market share price at the acquisition closing date.
Restructuring Costs
Costs are generally expensed as incurred and not included in the purchase price allocation.
Acquisition-related costs
Costs are expensed as incurred and not included in the purchase price allocation.

Analysis
IFRS 3, Business Combinations provides guidance on the recognition and measurement of business combinations that differ from the guidance under current Canadian GAAP. IFRS 3 provides greater emphasis on fair value measurement for items such as non-controlling interests and contingent consideration payments.
These differences will impact the purchase price allocation, including the amount of goodwill recorded by the Bank.</td><td>Expected impact to IFRS opening Consolidated Balance Sheet
(including the impact of certain IFRS 1 exemption options; see estimated impact in First-time Adoption of IFRS above)</td></tr>
</table>

d) Summary of Other Differences

Below are selected additional changes in accounting policies, which the Bank expects to have a lower impact on its Consolidated Financial Statements and which require limited process change.

ACCOUNTING POLICY AREA	OTHER DIFFERENCES IN ACCOUNTING TREATMENT
Provisions and Contingent Liabilities	IFRS requires a provision to be recognized when it is more likely than not that an outflow of resources will be required to settle the obligation, while a provision is recorded when it is probable that an outflow of resources will be required under Canadian GAAP. IFRS also requires a provision to be recognized when a contract becomes onerous, while Canadian GAAP only requires recognition of such a liability in certain situations. The Bank is continuing to review all potential obligations to determine if any additional provisions are required.
Share-based Payments	Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This period is generally equal to the vesting period, and may include a period prior to the grant date. Under Canadian GAAP, the Bank does not recognize an expense before the grant date.
Impairment of Long-lived Assets	IFRS requires a one-step impairment test for identifying and measuring impairment, comparing an asset's carrying value to the higher of its value in use and fair value less cost to sell. Under Canadian GAAP, an impairment analysis based on discounted cash flows is completed only if the asset's undiscounted cash flows are below its carrying value. Previously recognized impairment losses must be reversed when a change in circumstances indicates that the impairment has been reduced, other than for goodwill and indefinite-lived intangible assets. Reversals of impairment losses are not permitted under Canadian GAAP.

IFRS generally requires additional disclosures than under Canadian GAAP. As a result, the Bank expects to have additional disclosures, particularly with respect to related party transactions, insurance, provisions, financial instruments and income taxes; along with the IFRS transitional disclosures. In addition, classification and presentation may be different for some balance sheet and income statement items. The Bank is currently analyzing the overall impact of the classification and presentation changes on its Consolidated Financial Statements.

e) Other Developments to IFRS

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. A number of the potential areas of change are mentioned above. In addition, the IASB has a number of other important ongoing standard setting projects. These projects will address such matters as accounting for income taxes, leases, provisions and contingent liabilities, and disclosures pertaining to various topics, among other items.

The IASB is also in the process of considering significant changes to accounting guidance on financial instruments, including hedge accounting and other financial instruments topics such as impairment of financial assets. It is likely that these changes will not be mandatory for the Bank until after transition. A new standard dealing with classification and measurement of financial assets has already been released by the IASB. However, this new standard will not be adopted by the Bank until their mandatory date of fiscal 2014.

The Bank is actively monitoring all of the IASB's projects that are relevant to the Bank's financial reporting and accounting policies and adjusting its IFRS project plan accordingly.

The differences identified in this transitional disclosure should not be regarded as an exhaustive list and other changes may result from the transition to IFRS. Furthermore, the disclosed impacts of the transition to IFRS reflect the most recent assumptions, estimates and expectations, including the assessment of the IFRS expected to be applicable at the time of transition. As a result of changes in circumstances, such as economic conditions or operations, and the inherent uncertainty from the use of assumptions, the actual impacts of the transition to IFRS may be different than those presented above.

U.S. GAAP

For the future accounting changes related to U.S. GAAP, please see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's annual report on Form 40-F for fiscal 2010 filed with the U.S. SEC and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2010. Based on that evaluation, except as outlined in the "Limitation on Scope of Design" below, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2010.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment, except as outlined in the "Limitation on Scope of Design" below, management has concluded that as at October 31, 2010, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2010. Their report, on page 84 of the Consolidated Financial Statements expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2010.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2010, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

LIMITATION ON SCOPE OF DESIGN

Management has limited the scope of the design of the Bank's disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of The South Financial Group, Inc., the results of which are included in the 2010 Consolidated Financial Statements of the Bank since the acquisition date of September 30, 2010. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of DC&P (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The South Financial Group, Inc. constituted 1.6% of the total consolidated assets and less than 1% of the total consolidated net income for the year ended October 31, 2010. Additional information relating to The South Financial Group, Inc. is provided in the "Significant Events in 2010" section.

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank (the "Bank") is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the *Bank Act* and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2010 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2010 the Bank's internal control over financial reporting is effective.

The scope of management's assessment of the effectiveness of the Bank's internal control over financial reporting (ICFR) as at October 31, 2010 did not include the controls, policies and procedures of The South Financial Group, Inc., the results of which are included in the 2010 consolidated financial statements of the Bank since the acquisition date of September 30, 2010. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of disclosure controls and procedures (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The South Financial Group, Inc. constituted 1.6% of the total consolidated assets and less than 1% of the total consolidated net income for the year ended October 31, 2010.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank's system of internal controls over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the *Bank Act*, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2010 in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 84 to 85 of the Consolidated Financial Statements. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.



W. Edmund Clark
Group President and
Chief Executive Officer



Colleen M. Johnston
Group Head Finance and
Chief Financial Officer

Toronto, Canada
December 1, 2010

INDEPENDENT AUDITORS' REPORTS TO SHAREHOLDERS

Report on Financial Statements

We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2010 and 2009 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows (collectively the "Consolidated Financial Statements") for the years ended October 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States ("PCAOB"). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended October 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

As explained in Note 1 to the Consolidated Financial Statements, effective November 1, 2008, the Bank adopted amendments to Canadian Institute of Chartered Accountants ("CICA") handbook section 3855 "Financial Instruments – Recognition and Measurement" related to impairment of financial assets. In addition, the Bank adopted amendments to CICA handbook section 3855 "Financial Instruments – Recognition and Measurement" effective August 1, 2008, which permitted reclassification of certain securities out of held for trading and available-for-sale categories under specified circumstances.

We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank's internal control over financial reporting as at October 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 1, 2010 expressed an unqualified opinion thereon.



Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 1, 2010

INDEPENDENT AUDITORS' REPORTS TO SHAREHOLDERS

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited the effectiveness of The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board, United States ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of the effectiveness of the Bank's internal control over financial reporting (ICFR) as at October 31, 2010 did not include the controls, policies and procedures of The South Financial Group, Inc., the results of which are included in the 2010 consolidated financial statements of the Bank since the acquisition date of September 30, 2010 and constituted 1.6% of the total consolidated assets and less than 1% of the total consolidated net income for the year ended October 31, 2010. Our audit of internal control over financial reporting of the Bank also did not include an evaluation of the internal controls over financial reporting of The South Financial Group, Inc.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2010 and 2009 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows for the years ended October 31, 2010, 2009 and 2008 of The Toronto-Dominion Bank and our report dated December 1, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 1, 2010

Consolidated Balance Sheet

As at October 31

(millions of Canadian dollars, except as noted)	2010	2009
ASSETS		
Cash and due from banks	$ 2,574	$ 2,414
Interest-bearing deposits with banks	19,136	19,103
	21,710	21,517
Securities (Note 2)		
Trading **(Note 4)**	59,542	54,320
Available-for-sale **(Note 1)**	102,355	84,841
Held-to-maturity **(Note 1)**	9,715	9,662
	171,612	148,823
Securities purchased under reverse repurchase agreements (Note 2)	50,658	32,948
Loans (Note 3)		
Residential mortgages	71,507	65,665
Consumer instalment and other personal	100,880	94,357
Credit card	8,870	8,152
Business and government **(Note 4)**	83,481	76,176
Debt securities classified as loans **(Note 1)**	7,591	11,146
	272,329	255,496
Allowance for loan losses **(Note 3)**	(2,309)	(2,368)
Loans, net of allowance for loan losses	270,020	253,128
Other		
Customers' liability under acceptances **(Note 3)**	7,757	9,946
Investment in TD Ameritrade **(Note 7)**	5,485	5,465
Derivatives **(Note 8)**	51,675	49,445
Goodwill **(Note 9)**	14,460	15,015
Other intangibles **(Note 9)**	2,093	2,546
Land, buildings and equipment **(Note 10)**	4,247	4,078
Current income tax receivable	–	238
Other assets **(Note 11)**	19,828	14,070
	105,545	100,803
Total assets	$ 619,545	$ 557,219
LIABILITIES		
Deposits (Notes 12, 16)		
Personal	$ 249,251	$ 223,228
Banks	12,508	5,480
Business and government	145,221	126,907
Trading	22,991	35,419
	429,971	391,034
Other		
Acceptances **(Note 3)**	7,757	9,946
Obligations related to securities sold short	23,695	17,641
Obligations related to securities sold under repurchase agreements **(Note 2)**	25,426	16,472
Derivatives **(Note 8)**	53,685	48,152
Current income tax payable	352	–
Future income tax liabilities **(Note 27)**	460	235
Other liabilities **(Note 13)**	21,316	19,632
	132,691	112,078
Subordinated notes and debentures (Note 14)	12,506	12,383
Liability for preferred shares (Note 15)	582	550
Liability for capital trust securities (Note 16)	–	895
Non-controlling interests in subsidiaries (Note 17)	1,493	1,559
Contingent liabilities, commitments and guarantees **(Note 31)**		
SHAREHOLDERS' EQUITY		
Common shares (millions of shares issued and outstanding: **2010 – 879.7** and 2009 – 859.6) **(Note 18)**	16,730	15,357
Preferred shares (millions of shares issued and outstanding: **2010 – 135.8** and 2009 – 135.8) **(Note 18)**	3,395	3,395
Treasury shares – common (millions of shares held: **2010 – (1.2)** and 2009 – (0.8)) **(Note 18)**	(91)	(15)
Treasury shares – preferred (millions of shares held: **2010 – nil** and 2009 – nil) **(Note 18)**	(1)	–
Contributed surplus	305	336
Retained earnings	20,959	18,632
Accumulated other comprehensive income (loss) **(Note 20)**	1,005	1,015
	42,302	38,720
Total liabilities and shareholders' equity	$ 619,545	$ 557,219

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.



W. Edmund Clark
Group President and
Chief Executive Officer



William E. Bennett
Chair, Audit Committee

Consolidated Statement of Income

For the years ended October 31

(millions of Canadian dollars, except as noted)	**2010**	2009	2008
Interest income			
Loans	**$ 12,939**	$ 13,691	$ 13,501
Securities			
Dividends	**737**	868	987
Interest	**3,043**	3,886	4,467
Deposits with banks	**668**	442	629
	17,387	18,887	19,584
Interest expense			
Deposits	**4,578**	5,818	8,481
Subordinated notes and debentures	**667**	671	654
Preferred shares and capital trust securities **(Notes 15, 16)**	**37**	94	94
Other	**562**	978	1,823
	5,844	7,561	11,052
Net interest income	**11,543**	11,326	8,532
Non-interest income			
Investment and securities services	**2,424**	2,212	2,245
Credit fees	**634**	622	459
Net securities gains (losses) **(Note 2)**	**75**	(437)	331
Trading income (loss) **(Note 21)**	**484**	685	(794)
Service charges	**1,651**	1,507	1,237
Loan securitizations **(Note 5)**	**489**	468	231
Card services	**820**	733	589
Insurance, net of claims **(Note 22)**	**1,028**	913	927
Trust fees	**153**	141	140
Other income (loss)	**264**	(310)	772
	8,022	6,534	6,137
Total revenue	**19,565**	17,860	14,669
Provision for credit losses (Note 3)	**1,625**	2,480	1,063
Non-interest expenses			
Salaries and employee benefits **(Note 24)**	**5,960**	5,839	4,984
Occupancy, including depreciation	**1,236**	1,213	935
Equipment, including depreciation	**880**	897	683
Amortization of other intangibles **(Note 9)**	**592**	653	577
Restructuring costs **(Note 25)**	**17**	36	48
Marketing and business development	**595**	566	491
Brokerage-related fees	**297**	274	252
Professional and advisory services	**804**	740	569
Communications	**251**	239	210
Other **(Note 26)**	**1,531**	1,754	753
	12,163	12,211	9,502
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	**5,777**	3,169	4,104
Provision for income taxes (Note 27)	**1,262**	241	537
Non-controlling interests in subsidiaries, net of income taxes	**106**	111	43
Equity in net income of an associated company, net of income taxes (Note 7)	**235**	303	309
Net income	**4,644**	3,120	3,833
Preferred dividends	**194**	167	59
Net income available to common shareholders	**$ 4,450**	$ 2,953	$ 3,774
Average number of common shares outstanding (millions) **(Note 28)**			
Basic	**867.1**	847.1	769.6
Diluted	**872.1**	850.1	775.7
Earnings per share (Canadian dollars) **(Note 28)**			
Basic	**$ 5.13**	$ 3.49	$ 4.90
Diluted	**5.10**	3.47	4.87
Dividends per share (Canadian dollars)	**2.44**	2.44	2.36

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

For the years ended October 31

(millions of Canadian dollars)	**2010**	2009	2008
Common shares (Note 18)			
Balance at beginning of year	**$ 15,357**	$ 13,278	$ 6,602
Proceeds from shares issued on exercise of stock options	**521**	247	255
Shares issued as a result of dividend reinvestment plan	**546**	451	274
Proceeds from issuance of new shares	**252**	1,381	–
Shares issued on acquisitions **(Note 7)**	**54**	–	6,147
Balance at end of year	**16,730**	15,357	13,278
Preferred shares (Note 18)			
Balance at beginning of year	**3,395**	1,875	425
Shares issued	**–**	1,520	1,450
Balance at end of year	**3,395**	3,395	1,875
Treasury shares – common (Note 18)			
Balance at beginning of year	**(15)**	(79)	(71)
Purchase of shares	**(2,158)**	(1,756)	(2,434)
Sale of shares	**2,082**	1,820	2,426
Balance at end of year	**(91)**	(15)	(79)
Treasury shares – preferred (Note 18)			
Balance at beginning of year	**–**	–	–
Purchase of shares	**(63)**	(6)	–
Sale of shares	**62**	6	–
Balance at end of year	**(1)**	–	–
Contributed surplus			
Balance at beginning of year	**336**	392	165
Net premium (discount) on sale of treasury shares	**52**	(27)	(4)
Stock options **(Note 23)**	**(83)**	(29)	(32)
Conversion of stock options of entities acquired **(Note 23)**	**–**	–	263
Balance at end of year	**305**	336	392
Retained earnings			
Balance at beginning of year, as previously reported	**18,632**	17,857	15,954
Net income due to reporting-period alignment of U.S. entities **(Note 1)**	**–**	4	–
Transition adjustment on adoption of financial instruments amendments **(Note 1)**	**–**	(59)	–
Net income	**4,644**	3,120	3,833
Common dividends	**(2,118)**	(2,075)	(1,851)
Preferred dividends	**(194)**	(167)	(59)
Share issue expenses	**(5)**	(48)	(20)
Balance at end of year	**20,959**	18,632	17,857
Accumulated other comprehensive income (loss) (Note 20)			
Balance at beginning of year, as previously reported	**1,015**	(1,649)	(1,671)
Other comprehensive income due to reporting-period alignment of U.S. entities **(Note 1)**	**–**	329	–
Transition adjustment on adoption of financial instruments amendments **(Note 1)**	**–**	563	–
Other comprehensive income (loss) for the year	**(10)**	1,772	22
Balance at end of year	**1,005**	1,015	(1,649)
Retained earnings and accumulated other comprehensive income	**21,964**	19,647	16,208
Total shareholders' equity	**$ 42,302**	$ 38,720	$ 31,674

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

For the years ended October 31

(millions of Canadian dollars)	**2010**	2009	2008
Net income	**$ 4,644**	$ 3,120	$ 3,833
Other comprehensive income (loss), net of income taxes			
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities[1]	**445**	1,129	(1,725)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	**9**	257	(53)
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities[3,4]	**(1,362)**	(72)	440
Change in net gains (losses) on derivative instruments designated as cash flow hedges[5]	**1,955**	1,702	1,522
Reclassification to earnings of net losses (gains) on cash flow hedges[6]	**(1,057)**	(1,244)	(162)
	(10)	1,772	22
Comprehensive income (loss) for the year	**$ 4,634**	$ 4,892	$ 3,855

[1] Net of income tax provision of $229 million (2009 – income tax provision of $456 million).
[2] Net of income tax recovery of $5 million (2009 – income tax recovery of $148 million).
[3] Net of income tax provision of $316 million (2009 – income tax provision of $604 million).
[4] Includes $867 million of after-tax gains arising from hedges of the Bank's investment in foreign operations (2009 – after-tax gains of $1,380 million).
[5] Net of income tax provision of $865 million (2009 – $828 million).
[6] Net of income tax provision of $447 million (2009 – $552 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended October 31

(millions of Canadian dollars)	**2010**	2009	2008
Cash flows from (used in) operating activities			
Net income	**$ 4,644**	$ 3,120	$ 3,833
Adjustments to determine net cash flows from (used in) operating activities			
Provision for credit losses	**1,625**	2,480	1,063
Restructuring costs **(Note 25)**	**17**	36	48
Depreciation **(Note 10)**	**601**	600	438
Amortization of other intangibles	**592**	653	577
Net securities losses (gains)	**(75)**	437	(331)
Net gain on securitizations **(Note 5)**	**(317)**	(321)	(41)
Equity in net income of an associated company	**(235)**	(303)	(309)
Non-controlling interests	**106**	111	43
Future income taxes **(Note 27)**	**98**	336	108
Changes in operating assets and liabilities			
Current income taxes receivable and payable	**590**	1,703	(2,857)
Interest receivable and payable **(Notes 11, 13)**	**20**	224	27
Trading securities	**(5,222)**	5,043	26,302
Derivative assets	**(2,230)**	33,880	(44,630)
Derivative liabilities	**5,533**	(26,137)	32,852
Other	**(2,498)**	2,781	2,859
Net cash from operating activities	**3,249**	24,643	19,982
Cash flows from (used in) financing activities			
Change in deposits	**26,645**	14,319	52,030
Change in securities sold short	**6,054**	(877)	(5,677)
Change in securities sold under repurchase agreements	**8,954**	(2,460)	2,080
Issue of subordinated notes and debentures	**–**	–	4,025
Repayment of subordinated notes and debentures	**(35)**	(20)	(1,079)
Liability for preferred shares and capital trust securities	**(863)**	1	(5)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	**158**	(37)	41
Common shares issued	**657**	1,544	201
Sale of treasury shares	**2,196**	1,799	2,422
Purchase of treasury shares	**(2,221)**	(1,762)	(2,434)
Dividends paid	**(1,766)**	(1,791)	(1,636)
Net proceeds from issuance of preferred shares	**–**	1,497	1,430
Net cash from financing activities	**39,779**	12,213	51,398
Cash flows from (used in) investing activities			
Interest-bearing deposits with banks	**(33)**	(6,313)	(683)
Activity in available-for-sale and held-to-maturity securities			
Purchases	**(80,778)**	(92,331)	(120,077)
Proceeds from maturities	**40,510**	43,101	29,209
Proceeds from sales	**23,731**	33,022	63,995
Net change in loans, net of securitizations	**(25,339)**	(51,036)	(36,659)
Proceeds from loan securitizations **(Note 5)**	**15,580**	27,491	10,370
Net purchases of premises and equipment	**(770)**	(820)	(532)
Securities purchased under reverse repurchase agreements	**(17,710)**	10,275	(14,777)
Net cash acquired (paid) from acquisitions **(Note 7)**	**2,024**	–	(1,759)
Net cash used in investing activities	**(42,785)**	(36,611)	(70,913)
Effect of exchange rate changes on cash and cash equivalents	**(83)**	(159)	260
Net increase in cash and cash equivalents	**160**	86	727
Impact due to reporting-period alignment of U.S. entities **(Note 1)**	**–**	(189)	–
Cash and cash equivalents at beginning of year	**2,414**	2,517	1,790
Cash and cash equivalents at end of year, represented by cash and due from banks	**$ 2,574**	$ 2,414	$ 2,517
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	**$ 5,865**	$ 8,337	$ 10,678
Amount of income taxes paid (refunded) during the year	**917**	(1,198)	1,905

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), conform with Canadian generally accepted accounting principles (GAAP).

Certain disclosures are included in the Management's Discussion and Analysis (MD&A) as permitted by GAAP and are discussed in the Managing Risk section of the 2010 MD&A. These disclosures are shaded in the 2010 MD&A and form an integral part of the 2010 Consolidated Financial Statements. The 2010 Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION
The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. VIEs are described in Note 6. The Bank uses the purchase method to account for all business acquisitions.

When the Bank does not own all of the equity of the subsidiary, the minority shareholders' interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank's specific pro-rata share of assets, liabilities, income, and expenses is consolidated.

Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank's share of earnings, gains and losses realized on disposition, and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income. The Bank's equity share in TD Ameritrade's earnings is reported on a one month lag basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of certain financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates that are dependent on significant assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income except for available-for-sale securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank's self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income. The accumulated translation gains or losses are included in other income either on disposal of the investments or upon the reduction in the net investment as a result of capital transactions such as dividend distributions.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and amounts due from banks which are issued by investment grade financial institutions.

REVENUE RECOGNITION
Investment and securities services income include asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services income are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndication expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Card services income includes interchange income from credit and debit cards and annual fees. Fee income, including service charges, is recognized as earned, except for annual fees, which are recognized over a 12-month period.

SPECIFIC ACCOUNTING POLICIES

To facilitate a better understanding of the Bank's Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related disclosures. A listing of all the notes is as follows:

CHANGES IN ACCOUNTING POLICIES

Financial Instruments – 2009 Amendments

Debt Securities Classified as Loans and Loans Classified as Trading

In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement* and CICA Handbook Section 3025, *Impaired Loans* (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank's intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of CICA Handbook Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other than temporary; however, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date. To be eligible for reclassification, the debt securities had to meet the amended definition of a loan on November 1, 2008. Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, they are accounted for at amortized cost using the effective interest rate method.

In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans as required by the 2009 Amendments. The securities were accounted for at amortized cost both before and after the reclassification.

The following table shows carrying values of the reclassified debt securities as at October 31, 2008 and November 1, 2008.

Debt Securities Reclassified to Loans

(millions of Canadian dollars)	Amount
Available-for-sale debt securities reclassified to loans[1]	
Non-agency collateralized mortgage obligation portfolio	$ 8,435
Corporate and other debt	277
	8,712
Held-to-maturity debt securities reclassified to loans	
U.S. Federal, state and municipal government and agencies debt	69
Other OECD government-guaranteed debt	459
Other debt securities	1,424
	1,952
Total carrying value of debt securities reclassified to loans on October 31, 2008	10,664
Transition adjustment for change in measurement basis, pre tax[2]	895
Gross amount of debt securities classified as loans on November 1, 2008	11,559
Transition adjustment for recognition of a general allowance, pre tax[3]	(95)
Net carrying value of debt securities classified as loans on November 1, 2008	$11,464

[1] Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, the debt securities are accounted for at amortized cost.
[2] $563 million after tax.
[3] $59 million after tax.

In addition, the 2009 Amendments required loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet. This change did not have a material impact on the financial position, cash flows, or earnings of the Bank.

Alignment of Reporting Period of U.S. Entities

Effective April 30, 2009, the reporting periods of TD Bank, N.A., which currently operates as TD Bank, America's Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank's financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings to align the reporting period of TD Bank, N.A. to that of the Bank's reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2010 and 2009 have been included with the results of the Bank for the twelve months ended October 31, 2010 and 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

FUTURE ACCOUNTING AND REPORTING CHANGES

Conversion to International Financial Reporting Standards

Canadian GAAP for publicly accountable entities will be replaced by International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. The annual and interim fiscal 2012 Consolidated Financial Statements will include an IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet), fiscal 2011 comparatives, related transitional reconciliations and note disclosures.

IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank's accounting policies and related business processes. The Bank is continuing its assessment of the full impact of its transition to IFRS.

NOTE 2 SECURITIES

SECURITIES

The Bank classifies securities pursuant to the requirements of CICA Handbook Section 3855 as trading (including those designated as trading under the fair value option, described in Note 4), available-for-sale, or held-to-maturity. Debt securities classified as loans are discussed in Note 3.

Trading

Securities purchased with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These securities are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis. Both are included in interest income.

Available-for-Sale

Securities classified as available-for-sale are recorded on a trade date basis and are carried at fair value with changes in fair value recorded in other comprehensive income. Equity securities that are classified as available-for-sale and do not have quoted market prices are recorded at cost. Gains and losses realized on disposal of available-for-sale securities are calculated on an average cost basis and are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Held-to-Maturity

Securities with a fixed maturity date that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost. Interest income is recognized using the effective interest rate method.

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities are written down to fair value through net securities gains (losses) in non-interest income whenever it is necessary to reflect other-than-temporary impairment. In the case of debt securities classified as available-for-sale, a subsequent increase in the fair value that can be objectively related to an event that occurred after the impairment was recognized will result in a reversal of the impairment loss.

IMPAIRMENT OF HELD-TO-MATURITY SECURITIES

For held-to-maturity securities, an impairment loss is recognized when there is objective evidence that there has been a deterioration of credit quality subsequevnt to the initial recognition of the security to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. The impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate.

2008 RECLASSIFICATION OF CERTAIN DEBT SECURITIES

During 2008, the Bank changed its trading strategy with respect to certain trading debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the 2008 Amendments to CICA Handbook Section 3855.

On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million. The fair value of the reclassified debt securities was $4,228 million as at October 31, 2010 (October 31, 2009 – $5,963 million). During the year ended October 31, 2010, net interest income of $262 million after tax (2009 – $378 million after tax; $110 million after tax for the three months ended October 31, 2008) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the year ended October 31, 2010 of $108 million after tax (October 31, 2009 – increase of $687 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income of $108 million after tax in the year ended October 31, 2010 (2009 – increase of $687 million after tax; three months ended October 31, 2008 – decrease of $561 million after tax). During the year ended October 31, 2010, reclassified debt securities with a fair value of $1,594 million (2009 – $1,526 million) were sold or matured, and $22 million after tax (2009 – ($72) million after tax; 2008 – nil) was recorded in securities gains (losses) during the corresponding period.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS, SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, SECURITY BORROWING AND LENDING

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, monitors its market value relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements are treated as collateralized borrowing transactions.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost and recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Interest earned on reverse repurchase agreements, and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Consolidated Statement of Income.

In security lending transactions the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash on the Consolidated Balance Sheet as an obligation related to securities sold under repurchase agreements. If securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank's Consolidated Balance Sheet. Where securities are pledged as collateral, security lending income and security borrowing fees are recorded in non-interest income in the Consolidated Statement of Income. Where cash is pledged as collateral, interest incurred or received is determined using the effective interest rate method and is included in interest income and interest expense, respectively, in the Consolidated Statement of Income.

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining term to maturity[1]							
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2010 Total	2009 Total
Trading securities[2]								
Government and government-related securities								
Canadian government debt								
Federal	$ 3,114	$ 1,946	$ 1,170	$ 1,451	$ 487	$ –	$ 8,168	$ 10,021
Provinces	971	256	360	1,162	478	–	3,227	2,609
U.S. Federal, state, municipal governments, and agencies debt	4,346	1,701	159	209	933	–	7,348	5,090
Other OECD government guaranteed debt	2,640	630	521	271	40	–	4,102	2,014
Mortgage-backed securities – residential	25	272	773	6	–	–	1,076	1,289
	11,096	4,805	2,983	3,099	1,938	–	23,921	21,023
Other debt securities								
Canadian issuers	1,073	482	469	1,009	168	–	3,201	2,521
Other issuers	2,644	1,404	1,207	604	146	–	6,005	6,810
	3,717	1,886	1,676	1,613	314	–	9,206	9,331
Equity securities								
Preferred shares	–	–	–	–	–	27	27	33
Common shares	–	–	–	–	–	24,951	24,951	22,594
	–	–	–	–	–	24,978	24,978	22,627
Retained interests	54	582	625	35	36	105	1,437	1,339
Total trading securities	$ 14,867	$ 7,273	$ 5,284	$ 4,747	$ 2,288	$ 25,083	$ 59,542	$ 54,320
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	$ 10,869	$ 89	$ 101	$ 167	$ 22	$ –	$ 11,248	$ 10,881
Provinces	20	158	88	111	11	–	388	380
U.S. Federal, state, municipal governments, and agencies debt	1,176	54	731	1,525	7,629	–	11,115	6,731
Other OECD government guaranteed debt	213	4,441	6,494	–	–	–	11,148	10,816
Mortgage-backed securities – residential	2,053	8,805	14,993	11	–	–	25,862	19,145
	14,331	13,547	22,407	1,814	7,662	–	59,761	47,953
Other debt securities								
Asset-backed securities	44	3,655	8,860	3,478	4,124	–	20,161	12,060
Corporate and other debt	949	10,254	3,517	589	891	–	16,200	16,950
	993	13,909	12,377	4,067	5,015	–	36,361	29,010
Debt securities reclassified from trading	837	1,179	608	942	662	–	4,228	5,963
Equity securities								
Preferred shares	–	–	–	–	–	320	320	342
Common shares	–	–	–	–	–	1,685	1,685	1,573
	–	–	–	–	–	2,005	2,005	1,915
Total available-for-sale securities	$ 16,161	$ 28,635	$ 35,392	$ 6,823	$ 13,339	$ 2,005	$ 102,355	$ 84,841
Held-to-maturity securities								
Government and government-related securities								
Canadian government debt								
Federal	$ 335	$ 87	$ –	$ –	$ –	$ –	$ 422	$ 399
U.S. Federal, state, municipal governments, and agencies debt	127	–	–	–	–	–	127	1,358
Other OECD government guaranteed debt	861	4,606	3,103	–	–	–	8,570	7,267
	1,323	4,693	3,103	–	–	–	9,119	9,024
Other debt securities								
Other issuers	74	286	236	–	–	–	596	638
	74	286	236	–	–	–	596	638
Total held-to-maturity securities	$ 1,397	$ 4,979	$ 3,339	$ –	$ –	$ –	$ 9,715	$ 9,662
Total securities	$ 32,425	$ 40,887	$ 44,015	$ 11,570	$ 15,627	$ 27,088	$ 171,612	$ 148,823

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

[2] Trading securities include securities designated as trading under the fair value option.

Unrealized Securities Gains and Losses

(millions of Canadian dollars)	**2010**				2009			
	Cost/ amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 11,232**	**$ 19**	**$ 3**	**$ 11,248**	$ 10,872	$ 9	$ –	$ 10,881
Provinces	**370**	**18**	**–**	**388**	368	12	–	380
U.S. Federal, state, municipal governments, and agencies debt	**10,944**	**200**	**29**	**11,115**	6,676	102	47	6,731
Other OECD government guaranteed debt	**10,986**	**170**	**8**	**11,148**	10,712	125	21	10,816
Mortgage-backed securities - residential	**25,405**	**568**	**111**	**25,862**	19,016	385	256	19,145
	58,937	**975**	**151**	**59,761**	47,644	633	324	47,953
Other debt securities								
Asset-backed securities	**19,623**	**554**	**16**	**20,161**	12,010	104	54	12,060
Corporate and other debt	**15,880**	**344**	**24**	**16,200**	16,422	532	4	16,950
	35,503	**898**	**40**	**36,361**	28,432	636	58	29,010
Debt securities reclassified from trading[1]	**3,928**	**331**	**31**	**4,228**	5,787	299	123	5,963
Equity securities								
Preferred shares	**326**	**33**	**12**	**347**	370	49	30	389
Common shares	**1,609**	**235**	**18**	**1,826**	1,509	317	71	1,755
	1,935	**268**	**30**	**2,173**	1,879	366	101	2,144
Total available-for-sale securities[2]	**$ 100,303**	**$ 2,472**	**$ 252**	**$ 102,523**	$ 83,742	$ 1,934	$ 606	$ 85,070
Held-to-maturity securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 422**	**$ –**	**$ –**	**$ 422**	$ 399	$ –	$ –	$ 399
U.S. Federal, state, municipal governments, and agencies debt	**127**	**–**	**–**	**127**	1,358	34	–	1,392
Other OECD government guaranteed debt	**8,570**	**219**	**8**	**8,781**	7,267	187	1	7,453
	9,119	**219**	**8**	**9,330**	9,024	221	1	9,244
Other debt securities								
Other issuers	**596**	**11**	**–**	**607**	638	15	–	653
	596	**11**	**–**	**607**	638	15	–	653
Total held-to-maturity securities	**$ 9,715**	**$ 230**	**$ 8**	**$ 9,937**	$ 9,662	$ 236	$ 1	$ 9,897
Total securities	**$ 110,018**	**$ 2,702**	**$ 260**	**$ 112,460**	$ 93,404	$ 2,170	$ 607	$ 94,967

[1] Includes fair value of government and government-insured securities as at October 31, 2010 of $18 million (October 31, 2009 – $38 million) and other debt securities as at October 31, 2010 of $4,210 million (October 31, 2009 – $5,925 million).

[2] As at October 31, 2010, certain securities in the available-for-sale portfolio with a carrying value of $2,004 million (2009 – $2,242 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $2,172 million (2009 – $2,471 million) and is included in the table above.

In the following table, unrealized losses for available-for-sale securities are categorized as "12 months or longer" if for each of the consecutive 12 months preceding October 31, 2010, the fair value of the securities was less than the amortized cost. If not, they have been categorized as "Less than 12 months." None of these unrealized loss positions are considered to reflect other-than-temporary impairment.

Unrealized Loss Positions for Available-for-Sale Securities

(millions of Canadian dollars)						2010
	Less than 12 months		12 months or longer		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale securities						
Government and government-related securities						
Canadian government debt – Federal	$ 9,840	$ 3	$ –	$ –	$ 9,840	$ 3
U.S. Federal, state and municipal governments	1,940	26	886	3	2,826	29
Other OECD government-guaranteed debt	–	–	3,028	8	3,028	8
Mortgage-backed securities						
Residential	3,079	46	3,052	65	6,131	111
	14,859	75	6,966	76	21,825	151
Other debt securities						
Asset-backed securities	2,465	9	146	7	2,611	16
Corporate and other debt	977	22	3	2	980	24
	3,442	31	149	9	3,591	40
Debt securities reclassified from trading	129	3	204	28	333	31
Equity securities						
Preferred shares	6	1	99	11	105	12
Common shares	45	9	98	9	143	18
	51	10	197	20	248	30
Total	$ 18,481	$ 119	$ 7,516	$ 133	$ 25,997	$ 252

Net Securities Gains (Losses)

(millions of Canadian dollars)	2010	2009	2008
Net realized gains (losses)			
Available-for-sale securities	$ 134	$ (111)	$ 576
Held-to-Maturity Securities	(8)	–	–
Write-downs			
Available-for-sale securities[1]	(51)	(326)	(245)
Total	$ 75	$ (437)	$ 331

[1] Included in the impairment losses on available-for-sale securities is $14 million for the year ended October 31, 2010, (2009 – $88 million, 2008 – nil) which related to debt securities in the reclassified portfolio as described in '2008 Reclassification of Certain Debt Securities' above. These losses were primarily offset by gains on credit protection held which were recorded in other income.

NOTE 3 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are accounted for at amortized cost, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.

Interest income is recorded using the effective interest rate method. Loan origination fees are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan. Using the effective interest rate method, changes in expected cash flows are recognized as an adjustment to the carrying value of the loan with an offset recognized in net interest income in the reporting period in which the change occurred. The carrying value is recalculated by computing the present value of estimated future cash flows at the original effective interest rate inherent in the loan.

Commitment fees are recognized in other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

PURCHASED LOANS

All purchased loans are initially measured at their fair value which reflects the expected credit losses estimated at the acquisition date. As a result, no allowance for credit losses is recorded on the date of acquisition. Subsequent to the acquisition date, the loans are accounted for at amortized cost. In determining the acquisition date fair value of purchased loans, and in subsequent measurement, the Bank generally aggregates purchased loans into pools of loans with common risk characteristics. Expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using the effective interest rate method if the timing and amount of the future cash flows is reasonably estimable. Subsequent increases in cash flows over those expected at the acquisition date are recognized as interest income using the effective interest rate method. Decreases in expected cash flows after the acquisition date are recognized by recording an allowance for credit losses.

COVERED LOANS

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation ("FDIC") are considered FDIC covered loans. The amount expected to be reimbursed by the FDIC are considered indemnification assets. The credit losses related to FDIC covered loans are determined net of the indemnification assets. As at October 31, 2010, the balance of FDIC covered loans and the indemnification assets were $1.7 billion and $168 million, respectively.

ACCEPTANCES

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.

The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

IMPAIRED LOANS

An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, loans where a payment is contractually past due for 90 days are generally classified as impaired. Purchased impaired loans are not reported as impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition.

For debt securities classified as loans, that have been identified as impaired, interest income is recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss. For loans other than debt securities classified as loans, interest on impaired loans subsequently received is recorded initially to recover principal, any previous write-offs or provisions, and collection costs. Any amounts remaining are then recorded as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been rectified.

The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans

(millions of Canadian dollars)	**2010**	2009	2008
Net interest income recognized on impaired debt securities classified as loans	**$ (53)**	$ (2)	$ –
Reduction in net interest income due to impaired loans	**106**	96	66
Recoveries	**(4)**	(3)	(6)
Total	**$ 49**	$ 91	$ 60

ALLOWANCE FOR CREDIT LOSSES

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recorded in other liabilities.

The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which carrying values are higher than estimated realizable values. For debt securities classified as loans and large and medium-sized business and government loans, specific allowances are established on an individual loan basis to recognize credit losses. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the original effective interest rate inherent in the loan. For personal and small business loans and credit card loans, specific allowances are calculated using a formula that takes into account recent loss experience.

General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item basis. The loans are grouped according to similar credit risk characteristics and the level of the general allowance for each group depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition, and other relevant indicators. General allowances are computed using credit risk models that consider probability of default (loss frequency), loss given default (loss severity), and exposure at default. This allowance, reviewed quarterly, reflects management's judgement of model and estimation risks as well as economic and credit market conditions.

Loans, Impaired Loans and Allowance for Credit Losses

(millions of Canadian dollars)	Gross Loans							
	Neither past due nor impaired	Past due but not impaired	Impaired	Total	Specific allowance	General allowance	Total allowance for loan losses	Net loans
2010								
Residential mortgages[1]	**$ 69,711**	**$ 1,324**	**$ 472**	**$ 71,507**	**$ 31**	**$ 32**	**$ 63**	**$ 71,444**
Consumer instalment and other personal	**94,704**	**5,842**	**334**	**100,880**	**117**	**361**	**478**	**100,402**
Credit card	**8,252**	**532**	**86**	**8,870**	**66**	**226**	**292**	**8,578**
Business and government[1]	**79,519**	**2,568**	**1,394**	**83,481**	**323**	**850**	**1,173**	**82,308**
Debt securities classified as loans	**6,421**	**–**	**1,170**	**7,591**	**140**	**163**	**303**	**7,288**
Total	**$ 258,607**	**$ 10,266**	**$ 3,456**	**$ 272,329**	**$ 677**	**$ 1,632**	**$ 2,309**	**$ 270,020**
2009								
Residential mortgages[1]	$ 63,956	$ 1,315	$ 394	$ 65,665	$ 34	$ 18	$ 52	$ 65,613
Consumer instalment and other personal	89,693	4,390	274	94,357	112	378	490	93,867
Credit card	7,567	483	102	8,152	71	228	299	7,853
Business and government[1]	71,911	2,965	1,300	76,176	296	909	1,205	74,971
Debt securities classified as loans	10,905	–	241	11,146	45	277	322	10,824
Total	$ 244,032	$ 9,153	$ 2,311	$ 255,496	$ 558	$ 1,810	$ 2,368	$ 253,128

	2010	2009
Average gross impaired loans during the year	**$ 2,963**	$ 1,799

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

Included in residential mortgages are Canadian government-insured mortgages of $47,886 million as at October 31, 2010 (2009 – $48,359 million). Included in consumer instalment and other personal loans are Canadian government-insured real estate personal loans of $32,483 million as at October 31, 2010 (2009 – $31,899 million).

Foreclosed assets are non-financial assets repossessed where the Bank gains title, ownership and possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. Foreclosed assets held for sale were $158 million as at October 31, 2010 (2009 – $85 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank's daily trading and lending activities and are not differentiated from other financial assets in the portfolios.

The carrying value of loans renegotiated during the year ended October 31, 2010, that would otherwise have been impaired, was $78 million (2009 – $18 million).

The change in the Bank's allowance for credit losses for the year ended October 31 is shown in the following table.

Allowance for Credit Losses

(millions of Canadian dollars)	At beginning of year	Reporting-period alignment[2]	Provision for credit losses	Write-offs	Recoveries	Foreign exchange and other adjustments	Balance as at Oct. 31
2010							
Specific allowance							
Residential mortgages	**$ 34**	**$ –**	**$ 25**	**$ (35)**	**$ 3**	**$ 4**	**$ 31**
Consumer instalment and other personal	**112**	**–**	**669**	**(762)**	**74**	**24**	**117**
Credit card	**71**	**–**	**410**	**(457)**	**39**	**3**	**66**
Business and government	**296**	**–**	**494**	**(512)**	**24**	**21**	**323**
Debt securities classified as loans	**45**	**–**	**128**	**(24)**	**–**	**(9)**	**140**
Total specific allowance	**558**	**–**	**1,726**	**(1,790)**	**140**	**43**	**677**
General allowance							
Residential mortgages	**18**	**–**	**17**	**–**	**–**	**–**	**35**
Consumer instalment and other personal	**424**	**–**	**(9)**	**–**	**–**	**(6)**	**409**
Credit card	**302**	**–**	**(2)**	**–**	**–**	**(8)**	**292**
Business and government	**1,060**	**–**	**(10)**	**–**	**–**	**(39)**	**1,011**
Debt securities classified as loans	**277**	**–**	**(97)**	**–**	**–**	**(17)**	**163**
Total general allowance	**2,081**	**–**	**(101)**	**–**	**–**	**(70)**	**1,910**
Allowance for credit losses							
Residential mortgages	**52**	**–**	**42**	**(35)**	**3**	**4**	**66**
Consumer instalment and other personal	**536**	**–**	**660**	**(762)**	**74**	**18**	**526**
Credit card	**373**	**–**	**408**	**(457)**	**39**	**(5)**	**358**
Business and government	**1,356**	**–**	**484**	**(512)**	**24**	**(18)**	**1,334**
Debt securities classified as loans	**322**	**–**	**31**	**(24)**	**–**	**(26)**	**303**
Total allowance for credit losses	**$ 2,639**	**$ –**	**$ 1,625**	**$ (1,790)**	**$ 140**	**$ (27)**	**$ 2,587**
Less: Allowance for off-balance sheet positions	**271**	**–**	**11**	**–**	**–**	**(4)**	**278**
Allowance for loan losses	**$ 2,368**	**$ –**	**$ 1,614**	**$ (1,790)**	**$ 140**	**$ (23)**	**$ 2,309**
2009							
Specific allowance							
Residential mortgages	$ 23	$ –	$ 22	$ (14)	$ 1	$ 2	$ 34
Consumer instalment and other personal	76	2	623	(654)	55	10	112
Credit card	44	3	457	(468)	33	2	71
Business and government	209	17	468	(411)	20	(7)	296
Debt securities classified as loans	–[1]	–	44	–	–	1	45
Total specific allowance	352	22	1,614	(1,547)	109	8	558
General allowance							
Residential mortgages	19	1	(2)	–	–	–	18
Consumer instalment and other personal	310	4	187	–	–	(77)	424
Credit card	228	1	79	–	–	(6)	302
Business and government	627	23	396	–	–	14	1,060
Debt securities classified as loans	95[1]	–	206	–	–	(24)	277
Total general allowance	1,279	29	866	–	–	(93)	2,081
Allowance for credit losses							
Residential mortgages	42	1	20	(14)	1	2	52
Consumer instalment and other personal	386	6	810	(654)	55	(67)	536
Credit card	272	4	536	(468)	33	(4)	373
Business and government	836	40	864	(411)	20	7	1,356
Debt securities classified as loans	95[1]	–	250	–	–	(23)	322
Total allowance for credit losses	$ 1,631	$ 51	$ 2,480	$ (1,547)	$ 109	$ (85)	$ 2,639
Less: Allowance for off-balance sheet positions	–	–	236	–	–	35	271
Allowance for loan losses	$ 1,631	$ 51	$ 2,244	$ (1,547)	$ 109	$ (120)	$ 2,368

[1] Includes the impact due to transition adjustment on adoption of the financial instruments – 2009 amendments of $95 million. For details see Note 1.
[2] The impact due to the alignment of reporting period of U.S. entities consists of the following: provision for credit losses – $80 million; write-offs – $35 million; recoveries – nil; and other – $6 million.

Loans Past Due but not Impaired

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans and purchased impaired loans are considered to be contractually past due when actual cash flows are less than those cash flows expected at acquisition. As at October 31, 2010 and 2009, no debt securities classified as loans or purchased impaired loans are past due but not impaired.

The following table summarizes loans that are past due but not impaired as at October 31, 2010 and October 31, 2009, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.7 billion as at October 31, 2010 (2009 – $1.4 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired

(millions of Canadian dollars)

	2010				2009			
	1 to 30 days	**31 to 60 days**	**61 to 89 days**	**Total**	1 to 30 days	31 to 60 days	61 to 89 days	Total
Residential mortgages	**$ 849**	**$ 381**	**$ 94**	**$ 1,324**	$ 861	$ 387	$ 67	$ 1,315
Consumer instalment and other personal	**4,879**	**788**	**175**	**5,842**	3,600	627	163	4,390
Credit card	**405**	**81**	**46**	**532**	355	79	49	483
Business and government	**1,850**	**544**	**174**	**2,568**	2,248	517	200	2,965
Total	**$ 7,983**	**$ 1,794**	**$ 489**	**$ 10,266**	$ 7,064	$ 1,610	$ 479	$ 9,153

Collateral

As at October 31, 2010, the fair value of financial collateral held against loans that were past due but not impaired was $22 million (2009 – $45 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.

NOTE 4 FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out below, and the asset or liability is so designated by the Bank on initial recognition. Financial instruments designated as trading under the fair value option and related interest and dividend income are accounted for on the same basis as securities classified as trading.

The Bank may designate financial assets and financial liabilities as trading when the designation:

i) eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or
ii) applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

SECURITIES DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain securities that support insurance reserves within certain of the Bank's insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using the market yield of the assets supporting the insurance reserve, with changes in the discount factor being recorded in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as the loss or income resulting from changes to the discount rate used to value the insurance reserves.

In addition, certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank's overall interest rate risk management strategy and have been designated as trading under the fair value option. The derivatives are carried at fair value, with the change in fair value recognized in the Consolidated Statement of Income.

The total fair value of these securities designated as trading under the fair value option was $2,983 million as at October 31, 2010 (2009 – $3,236 million). These securities are recorded in trading securities on the Consolidated Balance Sheet.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain business and government loans held within a trading portfolio or economically hedged with derivatives, are designated as trading under the fair value option if the criteria described above are met. The method of determining fair value of these loans is described in Note 29.

The total fair value of these loans was $85 million as at October 31, 2010 (2009 – $210 million) which represents their maximum credit exposure. These loans are recorded in business and government loans on the Consolidated Balance Sheet.

These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank's risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. At October 31, 2010, the cumulative change in fair value of these loans attributable to changes in credit risk was nil (2009 – loss of $16 million), calculated by determining the changes in credit spread implicit in the fair value of the loans.

INCOME (LOSS) FROM FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

During the year ended October 31, 2010, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $37 million (2009 – $256 million; 2008 – $(137) million). Income (loss) from financial instruments designated as trading under the fair value option is included in other income. This income (loss) is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income (loss).

NOTE 5 LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, *Transfers of Receivables*, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.

As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.

A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions – credit losses, prepayment rates, forward yield curves and discount rates – commensurate with the risks involved.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. When the benefits of servicing are less than adequate, a servicing liability is recognized. Retained interests are classified as trading securities and are subsequently carried at fair value with the changes in fair value recorded in trading income.

In most cases, the Bank retained the responsibility for servicing the assets securitized. The following table summarizes the Bank's securitization activity.

Securitization Activity

(millions of Canadian dollars)	2010				2009				2008
	Residential mortgage loans	**Personal loans**	**Commercial mortgage loans**	**Total**	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total	Total
Gross proceeds	**$ 15,875**	**$ 4,211**	**$ 113**	**$ 20,199**	$ 28,624	$ 3,429	$ 4	$ 32,057	$ 19,271
Retained interests recognized	**586**	**94**	**2**	**682**	1,100	20	–	1,120	368
Cash flows received on retained interests	**790**	**68**	**–**	**858**	519	72	2	593	356

The following table summarizes the impact of securitizations on the Bank's Consolidated Statement of Income.

Securitization Gain (Loss) and Income on Retained Interests

(millions of Canadian dollars)	2010				2009				2008
	Residential mortgage loans	**Personal loans**	**Commercial mortgage loans**	**Total**	Residential mortgage loans	Personal loans	Commercial mortgage loans	Total	Total
Gain (loss) on sale	**$ 224**	**$ 94**	**$ (1)**	**$ 317**	$ 301	$ 20	$ –	$ 321	$ 41
Income on retained interests[1]	**157**	**13**	**2**	**172**	126	21	–	147	190
Total	**$ 381**	**$ 107**	**$ 1**	**$ 489**	$ 427	$ 41	$ –	$ 468	$ 231

[1] Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions

	2010			2009			2008		
	Residential mortgage loans	**Personal loans**	**Commercial mortgage loans**	Residential mortgage loans	Personal loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Commercial mortgage loans
Prepayment rate[1]	**18.9%**	**5.1%**	**–%**	18.8%	5.0%	5.2%	18.4%	5.9%	5.2%
Discount rate	**3.6**	**3.7**	**4.5**	3.2	3.4	5.8	4.7	5.6	8.1
Expected credit losses[2]	**–**	**–**	**–**	–	–	0.1	–	–	0.1

[1] Represents monthly payment rate for secured personal and credit card loans.
[2] There are no expected credit losses for residential mortgage loans as the loans are government guaranteed.

During 2010, there were maturities of previously securitized loans and receivables of $4,619 million (2009 – $4,566 million; 2008 – $8,901 million) and the net proceeds from loan securitizations were $15,580 million (2009 – $27,491 million; 2008 – $10,370 million).

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31, 2010. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes

(millions of Canadian dollars, except as noted)

	2010			2009		
	Residential mortgage loans	**Personal loans**	**Commercial mortgage loans**	Residential mortgage loans	Personal loans	Commercial mortgage loans
Fair value of retained interests	**$ 1,313**	**$ 121**	**$ 3**	$ 1,216	$ 121	$ 2
Discount rate	**3.5%**	**3.4%**	**4.2%**	3.4%	3.0%	5.8%
+10%	**$ (6)**	**$ –**	**$ –**	$ (3)	$ –	$ –
+20%	**(13)**	**(1)**	**–**	(7)	(1)	–
Prepayment rate	**18.9%**	**5.4%**	**0.0%**	18.8%	4.3%	5.2%
+10%	**$ (37)**	**$ (8)**	**$ –**	$ (40)	$ (8)	$ –
+20%	**(74)**	**(15)**	**–**	(78)	(14)	–
Expected credit losses	**0.0%**	**0.0%**	**0.0%**	0.0%	0.0%	0.1%
+10%	**$ –**	**$ –**	**$ –**	$ –	$ –	$ –
+20%	**–**	**–**	**–**	–	–	–

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed

(millions of Canadian dollars)

	2010			2009		
	Gross loans	**Gross impaired loans**	**Write-offs, net of recoveries**	Gross loans	Gross impaired loans	Write-offs, net of recoveries
Type of loan						
Residential mortgages	**$ 114,950**	**$ 472**	**$ 32**	$ 106,562	$ 394	$ 13
Consumer instalment and other personal	**107,435**	**350**	**689**	101,319	286	599
Credit card	**8,870**	**86**	**418**	8,152	102	435
Business and government and other loans	**84,094**	**1,394**	**488**	76,293	1,300	391
Total loans managed	**315,349**	**2,302**	**1,627**	292,326	2,082	1,438
Less: Loans securitized						
Residential mortgages	**43,443**	**–**	**–**	40,897	–	–
Consumer instalment and other personal	**6,555**	**16**	**1**	6,962	12	–
Business and government[1]	**613**	**–**	**–**	117	–	–
Total loans securitized	**50,611**	**16**	**1**	47,976	12	–
Debt securities classified as loans	**7,591**	**1,170**	**24**	11,146	241	–
Impact due to reporting-period alignment of U.S. entities	**n/a**	**n/a**	**n/a**	n/a	n/a	35
Total loans reported on the Consolidated Balance Sheet	**$ 272,329**	**$ 3,456**	**$ 1,650**	$ 255,496	$ 2,311	$ 1,473

[1] Commercial mortgage loans and multi-unit residential mortgages and related credit losses are included in business and government loans.

NOTE 6 VARIABLE INTEREST ENTITIES

A variable interest entity (VIE) is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns, or both.

SIGNIFICANT CONSOLIDATED VARIABLE INTEREST ENTITIES

The Bank is the primary beneficiary of two significant VIEs that it consolidates. One of the VIEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank's existing customers. As at October 31, 2010, the VIE had $0.6 billion (2009 – $2.1 billion) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the VIE's assets to the extent of its entitlement under arrangements with the sellers. The Bank's maximum potential exposure to loss was $0.6 billion (2009 – $2.1 billion) as at October 31, 2010.

The second VIE was created in 2010 to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets originated in Canada to the VIE and provided a loan to the VIE to facilitate the purchase. As at October 31, 2010, this VIE had $9.5 billion of assets which are reported as consumer instalment and other personal loans on the Consolidated Balance Sheet. Of this amount $2.2 billion were pledged in respect of covered bonds. The Bank is restricted from accessing the VIE's assets under the relevant arrangements. The Bank's maximum potential exposure to loss was $2.2 billion as at October 31, 2010.

SIGNIFICANT NON-CONSOLIDATED VARIABLE INTEREST ENTITIES

The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank's variable interests in these non-consolidated VIEs are discussed as follows.

Multi-Seller Conduits

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity facilities can be drawn by the conduits if the conduit meets certain tests designed to ensure the Bank does not provide credit enhancement. From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. The commercial paper held is classified as trading securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees; however, the Bank is not the primary beneficiary.

The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.3 billion as at October 31, 2010 (2009 – $7.5 billion). Further, the Bank has committed to an additional $1.8 billion (2009 – $1.0 billion) in liquidity facilities for asset-backed commercial paper that could potentially be issued by the conduits. As at October 31, 2010, the Bank also provided deal-specific credit enhancement in the amount of $73 million (2009 – $134 million).

Single-Seller Conduits

The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding, and to optimize management of its balance sheet.

As at October 31, 2010, the single-seller conduits had $5.1 billion (2009 – $5.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank's maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2009-$5.1 billion); $1.1 billion (2009 - $1.1 billion) of the assets held by conduits are personal loans that are government insured. Additionally, the Bank had retained interests of $121 million (2009 – $121 million) relating to excess spread.

Other Financing Transactions

In April 2010, the Bank exited certain transactions where it provided cost-efficient financing to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at October 31, 2010, had no exposure to these VIEs (October 31, 2009 – $2.0 billion).

NOTE 7 ACQUISITIONS AND OTHER

a) U.S. Personal and Commercial Banking Acquisitions in Fiscal 2010

On April 16, 2010, the Bank acquired certain assets and assumed liabilities of Riverside National Bank of Florida ("Riverside"), First Federal Bank of North Florida ("First Federal") and AmericanFirst Bank ("AmericanFirst") in FDIC-assisted transactions. In addition, the Bank entered into loss share agreements with the FDIC whereby the FDIC shares in the losses on loans and certain real estate assets. Under the terms of the loss share agreements, the FDIC reimburses the Bank for 50% of losses up to a threshold level for each bank ($449 million for Riverside, $59 million for First Federal and $18 million for AmericanFirst) and 80% of losses thereafter. The term of the loss share agreements is ten years from the date of acquisition for single family residential mortgages and five years (plus three years where only recoveries will be shared) for other loans and real estate assets. At the end of the loss share periods, the Bank may be required to make a payment to the FDIC based on the actual losses incurred in relation to the FDIC Intrinsic Loss Estimate as defined in the loss share agreements.

On September 30, 2010, the Bank acquired 100% of the outstanding common shares of The South Financial Group, Inc. (South Financial) for total consideration to common shareholders of approximately $65 million paid in cash and common shares in the amount of $11 million and $54 million, respectively. Each common share of South Financial was exchanged for US $0.28 cash or 0.004 of a Bank common share, resulting in the issuance of approximately 720 thousand common shares of the Bank. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury sold the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury's Capital Purchase Program and discharged all accrued but unpaid dividends on that stock for total cash consideration of approximately $134 million.

The acquisitions were accounted for by the purchase method. The results from the acquisition dates to October 31, 2010 have been consolidated with the Bank's results for the year ended October 31, 2010. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. As at the acquisition dates, the acquisitions contributed $2.2 billion of net cash and cash equivalents, $8.6 billion of loans, $123 million of identifiable intangibles, $3.9 billion of other assets, $12.3 billion of deposits and $2.6 billion of other liabilities to the Bank's Consolidated Balance Sheet. Included in loans is $2.0 billion of covered loans and amounts receivable from the FDIC related to the reimbursement under the loss share agreements. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $316 million has been allocated to goodwill. The purchase price allocation is subject to further refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

b) TD AMERITRADE Holding Corporation

During the year, TD AMERITRADE Holding Corporation (TD Ameritrade) repurchased approximately 15 million shares which increased the Bank's ownership position in TD Ameritrade to 45.9% as at October 31, 2010 (October 31, 2009 – 45.1%). On August 6, 2010, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank's then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank's ownership interest in TD Ameritrade will not exceed 48%.

c) Commerce Bancorp, Inc.

On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (Commerce) for total consideration of $8,510 million, primarily paid in cash and common shares in the amount of $2,167 million and $6,147 million, respectively. Each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash, resulting in the issuance of 83.3 million common shares of the Bank. The results of Commerce's operations are included with TD Bank, N.A. and are reported in U.S. Personal and Commercial Banking. The acquisition of Commerce contributed the following assets and liabilities to the Bank's Consolidated Balance Sheet at the date of acquisition: $25,154 million of securities, $18,171 million of loans, $1,514 million of intangibles, $6,274 million of goodwill, $5,974 million of other assets, $47,271 million of deposits, and $1,306 million of other liabilities.

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investment strategies.

DERIVATIVES HELD FOR TRADING PURPOSES

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risks related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING

When derivatives are held for non-trading purposes and when the transactions meet the requirements of Section 3865, *Hedges*, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income.

HEDGING RELATIONSHIPS

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings, without any mitigating impact in earnings, where appropriate.

The change in fair value relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Consolidated Statement of Income in other income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as variability in future cash flows of non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows across all hedged exposures over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any change in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income in other income.

Amounts accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income in the period in which the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any change in fair value on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The change in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank's derivative contracts are over-the-counter (OTC) transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank's foreign currency assets are greater or less than the liabilities in that currency; they create a foreign currency open position.

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank's corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.

The Bank issues certain loan commitments to customers in Canada at a fixed rate. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. These loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes in fair value recognized in trading income.

Certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged economically. The fair value of the embedded derivatives are recorded on the Consolidated Balance Sheet as derivatives.

Fair Value of Derivatives

(millions of Canadian dollars)	2010				2009	
	Average fair value for the year[1]		Year-end fair value		Year-end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes						
Interest rate contracts						
Futures	$ 1	$ 1	$ 1	$ 1	$ 2	$ –
Forward rate agreements	39	33	17	12	78	74
Swaps	18,012	18,077	19,846	19,872	17,590	18,166
Options written	–	677	–	642	–	766
Options purchased	625	–	641	–	652	–
Total interest rate contracts	18,677	18,788	20,505	20,527	18,322	19,006
Foreign exchange contracts						
Forward contracts	5,989	5,307	5,385	5,734	6,907	5,251
Swaps	2,365	867	2,240	881	2,763	801
Cross-currency interest rate swaps	8,017	12,158	9,395	14,090	7,472	10,627
Options written	–	889	–	829	–	730
Options purchased	814	–	800	–	731	–
Total foreign exchange contracts	17,185	19,221	17,820	21,534	17,873	17,409
Credit derivatives						
Credit default swaps – protection purchased	370	210	70	65	1,102	287
Credit default swaps – protection sold	100	389	52	65	205	1,305
Other	3	–	–	–	9	–
Total credit derivative contracts	473	599	122	130	1,316	1,592
Other contracts						
Equity contracts	1,900	2,322	2,146	2,772	2,159	2,122
Commodity contracts	823	806	775	711	984	920
Total other contracts	2,723	3,128	2,921	3,483	3,143	3,042
Fair value – trading	$ 39,058	$ 41,736	$ 41,368	$ 45,674	$ 40,654	$ 41,049
Derivatives held or issued for non-trading purposes						
Interest rate contracts						
Forward rate agreements	$ 3	$ 6	$ 5	$ 7	$ –	$ –
Swaps	5,853	4,760	6,972	5,215	5,675	4,508
Options written	6	9	7	5	4	10
Options purchased	97	2	30	3	210	–
Total interest rate contracts	5,959	4,777	7,014	5,230	5,889	4,518
Foreign exchange contracts						
Forward contracts	1,184	494	845	523	123	700
Swaps	21	–	27	–	14	–
Cross-currency interest rate swaps	1,151	1,472	1,191	1,294	1,808	1,064
Total foreign exchange contracts	2,356	1,966	2,063	1,817	1,945	1,764
Credit derivatives						
Credit default swaps – protection purchased	86	99	66	93	164	103
Credit default swaps – protection sold	–	–	–	–	–	24
Total credit derivative contracts	86	99	66	93	164	127
Other contracts						
Equity contracts	1,002	262	1,164	871	793	694
Total other contracts	1,002	262	1,164	871	793	694
Fair value – non-trading	$ 9,403	$ 7,104	$ 10,307	$ 8,011	$ 8,791	$ 7,103
Total fair value	$ 48,461	$ 48,840	$ 51,675	$ 53,685	$ 49,445	$ 48,152

[1] The average fair value of trading derivatives for the year ended October 31, 2009 was: positive $62,685 million and negative $61,862 million. Averages are calculated on a monthly basis.

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Fair Value of Non-Trading Derivatives

(millions of Canadian dollars)		Derivative assets			Derivative liabilities	
	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total
2010						
Derivatives held or issued for non-trading purposes						
Interest rate contracts						
Forward rate agreements	**$ –**	**$ 5**	**$ 5**	**$ –**	**$ 7**	**$ 7**
Swaps	**3,660**	**3,312**	**6,972**	**595**	**4,620**	**5,215**
Options written	**–**	**7**	**7**	**–**	**5**	**5**
Options purchased	**30**	**–**	**30**	**–**	**3**	**3**
Total interest rate contracts	**3,690**	**3,324**	**7,014**	**595**	**4,635**	**5,230**
Foreign exchange contracts						
Forward contracts	**841**	**4**	**845**	**517**	**6**	**523**
Swaps	**27**	**–**	**27**	**–**	**–**	**–**
Cross-currency interest rate swaps	**453**	**738**	**1,191**	**960**	**334**	**1,294**
Total foreign exchange contracts	**1,321**	**742**	**2,063**	**1,477**	**340**	**1,817**
Credit derivatives						
Credit default swaps – protection purchased	**–**	**66**	**66**	**–**	**93**	**93**
Total credit derivatives	**–**	**66**	**66**	**–**	**93**	**93**
Other contracts						
Equity contracts	**–**	**1,164**	**1,164**	**–**	**871**	**871**
Total other contracts	**–**	**1,164**	**1,164**	**–**	**871**	**871**
Fair value – non-trading	**$ 5,011**	**$ 5,296**	**$ 10,307**	**$ 2,072**	**$ 5,939**	**$ 8,011**
2009						
Derivatives held or issued for non-trading purposes						
Interest rate contracts						
Swaps	$ 2,851	$ 2,824	$ 5,675	$ 795	$ 3,713	$ 4,508
Options written	–	4	4	–	10	10
Options purchased	204	6	210	–	–	–
Total interest rate contracts	3,055	2,834	5,889	795	3,723	4,518
Foreign exchange contracts						
Forward contracts	119	4	123	695	5	700
Swaps	–	14	14	–	–	–
Cross-currency interest rate swaps	883	925	1,808	590	474	1,064
Total foreign exchange contracts	1,002	943	1,945	1,285	479	1,764
Credit derivatives						
Credit default swaps – protection purchased	–	164	164	–	103	103
Credit default swaps – protection sold	–	–	–	–	24	24
Total credit derivatives	–	164	164	–	127	127
Other contracts						
Equity contracts	–	793	793	–	694	694
Total other contracts	–	793	793	–	694	694
Fair value – non-trading	$ 4,057	$ 4,734	$ 8,791	$ 2,080	$ 5,023	$ 7,103

The following tables disclose the impact of derivatives and hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income for the years ended October 31, 2010 and 2009.

Fair Value Hedges

(millions of Canadian dollars)	Amounts recognized in income on derivatives[1]	Amounts recognized in income on hedged items[1]	Hedge ineffectiveness[2]	Amounts excluded from the assessment of hedge effectiveness[3]
2010				
Fair value hedges				
Interest rate contracts	**$ (286)**	**$ 274**	**$ (12)**	**$ (93)**
Foreign exchange contracts	**–**	**–**	**–**	**–**
Total income (loss)	**$ (286)**	**$ 274**	**$ (12)**	**$ (93)**
2009				
Fair value hedges				
Interest rate contracts	$ (424)	$ 440	$ 16	$ (137)
Foreign exchange contracts	159	(144)	15	(20)
Total income (loss)	$ (265)	$ 296	$ 31	$ (157)

[1] Amounts are recorded in net interest income.
[2] Amounts are recorded in non-interest income.
[3] Amounts are recorded in non-interest income and represent excluded components on the derivatives. The amount is predominantly offset in net interest income by the basis amortization of hedged items.

Cash Flow and Net Investment Hedges

(millions of Canadian dollars)	Amounts recognized in OCI on derivatives[1]	Amounts reclassified from OCI into income[1,2]	Hedge ineffectiveness[3]	Amounts excluded from the assessment of hedge effectiveness[3]
2010				
Cash flow hedges				
Interest rate contracts	**$ 3,399**	**$ 2,224**	**$ (3)**	**$ –**
Foreign exchange contracts	**(225)**	**(20)**	**–**	**–**
Other contracts	**192**	**179**	**1**	**–**
Total income (loss)	**$ 3,366**	**$ 2,383**	**$ (2)**	**$ –**
Net investment hedges				
Foreign exchange contracts[4]	**$ 1,205**	**$ (11)**	**$ –**	**$ –**
2009				
Cash flow hedges				
Interest rate contracts	$ 2,430	$ 1,880	$ 3	$ (1)
Foreign exchange contracts	(794)	43	–	(1)
Other contracts	2	–	–	–
Total income (loss)	$ 1,638	$ 1,923	$ 3	$ (2)
Net investment hedges				
Foreign exchange contracts[4]	$ 1,984	$ –	$ –	$ (11)

[1] Other comprehensive income is presented on a pre-tax basis.
[2] Amounts are recorded in net interest income.
[3] Amounts are recorded in non-interest income.
[4] Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

During the years ended October 31, 2010 and October 31, 2009, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Over the next 12 months, the Bank expects an estimated $745 million as at October 31, 2010 ($999 million as at October 31, 2009) in net gains reported in other comprehensive income to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 29 years. During the year ended October 31, 2010, there were no significant instances where forecasted transactions failed to occur.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the year ended October 31, 2010. These gains (losses) are partially offset by gains (losses) recorded in the Consolidated Statement of Income and in other comprehensive income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships[1]

(millions of Canadian dollars)	**2010**	2009
Interest rate contracts	**$ (247)**	$ (518)
Foreign exchange contracts	**(4)**	(13)
Credit derivatives	**(14)**	(866)
Equity	**214**	116
Other contracts	**(2)**	(2)
Total	**$ (53)**	$ (1,283)

[1] Amounts are recorded in non-interest income.

Over-the-Counter and Exchange-Traded Derivatives

(billions of Canadian dollars)

	2010					2009
	Trading					
	Over-the-counter	Exchange-traded	Total	Non-trading	Total	Total
Notional Principal						
Interest rate contracts						
Futures	$ –	$ 255.4	$ 255.4	$ –	$ 255.4	$ 173.7
Forward rate agreements	50.5	–	50.5	6.2	56.7	111.2
Swaps	989.3	–	989.3	357.0	1,346.3	1,203.9
Options written	36.3	14.0	50.3	0.6	50.9	66.3
Options purchased	24.9	28.6	53.5	5.5	59.0	86.5
Total interest rate contracts	1,101.0	298.0	1,399.0	369.3	1,768.3	1,641.6
Foreign exchange contracts						
Futures	–	17.5	17.5	–	17.5	14.7
Forward contracts	344.0	–	344.0	36.9	380.9	336.7
Swaps	20.1	–	20.1	0.3	20.4	21.4
Cross-currency interest rate swaps	312.0	–	312.0	25.2	337.2	308.5
Options written	53.7	–	53.7	–	53.7	36.9
Options purchased	44.5	–	44.5	–	44.5	32.5
Total foreign exchange contracts	774.3	17.5	791.8	62.4	854.2	750.7
Credit derivatives						
Credit default swaps – protection purchased	4.5	–	4.5	5.5	10.0	40.9
Credit default swaps – protection sold	3.7	–	3.7	–	3.7	30.9
Total credit derivative contracts	8.2	–	8.2	5.5	13.7	71.8
Other contracts						
Equity contracts	39.0	7.8	46.8	18.4	65.2	63.8
Commodity contracts	7.7	4.8	12.5	–	12.5	11.6
Total other contracts	46.7	12.6	59.3	18.4	77.7	75.4
Total	$ 1,930.2	$ 328.1	$ 2,258.3	$ 455.6	$ 2,713.9	$ 2,539.5

The following table discloses derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity

(billions of Canadian dollars)

	2010						2009
	Remaining term to maturity						
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	Total	Total
Notional Principal							
Interest rate contracts							
Futures	$ 203.5	$ 51.8	$ 0.1	$ –	$ –	$ 255.4	$ 173.7
Forward rate agreements	53.0	3.7	–	–	–	56.7	111.2
Swaps	439.7	402.7	283.9	167.8	52.2	1,346.3	1,203.9
Options written	39.3	4.4	4.1	2.7	0.4	50.9	66.3
Options purchased	47.9	2.7	3.8	3.3	1.3	59.0	86.5
Total interest rate contracts	783.4	465.3	291.9	173.8	53.9	1,768.3	1,641.6
Foreign exchange contracts							
Futures	15.7	1.5	0.3	–	–	17.5	14.7
Forward contracts	327.5	39.5	13.7	0.1	0.1	380.9	336.7
Swaps	4.6	3.8	3.5	5.8	2.7	20.4	21.4
Cross-currency interest rate swaps	60.4	93.2	93.9	69.0	20.7	337.2	308.5
Options written	48.4	4.1	1.2	–	–	53.7	36.9
Options purchased	40.0	3.3	1.2	–	–	44.5	32.5
Total foreign exchange contracts	496.6	145.4	113.8	74.9	23.5	854.2	750.7
Credit derivatives							
Credit default swaps – protection purchased	1.6	4.1	2.1	2.2	–	10.0	40.9
Credit default swaps – protection sold	0.5	2.0	0.8	0.4	–	3.7	30.9
Total credit derivative contracts	2.1	6.1	2.9	2.6	–	13.7	71.8
Other contracts							
Equity contracts	46.4	14.1	4.5	0.2	–	65.2	63.8
Commodity contracts	9.1	3.2	0.2	–	–	12.5	11.6
Total other contracts	55.5	17.3	4.7	0.2	–	77.7	75.4
Total	$ 1,337.6	$ 634.1	$ 413.3	$ 251.5	$ 77.4	$ 2,713.9	$ 2,539.5

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading business and is monitored independently by the Bank's Risk Management Group.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within the Wholesale Bank is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled "Credit Exposure of Derivatives."

Also shown in the table entitled "Credit Exposure of Derivatives," is the current replacement cost, which is the positive fair value of all outstanding derivatives, and represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivatives

(millions of Canadian dollars)			**2010**			2009
	Current replacement cost[1]	**Credit equivalent amount**	**Risk-weighted amount**	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount
Interest rate contracts						
Forward rate agreements	**$ 22**	**$ 40**	**$ 8**	$ 78	$ 109	$ 15
Swaps	**26,817**	**33,600**	**13,978**	23,283	29,676	11,429
Options purchased	**669**	**770**	**293**	850	986	344
Total interest rate contracts	**27,508**	**34,410**	**14,279**	24,211	30,771	11,788
Foreign exchange contracts						
Forward contracts	**6,148**	**11,683**	**2,209**	6,905	11,890	2,128
Swaps	**2,267**	**3,315**	**865**	2,777	3,951	1,048
Cross-currency interest rate swaps	**10,587**	**27,276**	**9,107**	9,281	25,038	8,206
Options purchased	**800**	**1,431**	**284**	731	1,148	193
Total foreign exchange contracts	**19,802**	**43,705**	**12,465**	19,694	42,027	11,575
Other contracts						
Credit derivatives	**96**	**588**	**203**	1,302	4,511	1,535
Equity contracts	**3,039**	**6,053**	**1,456**	2,499	5,119	1,030
Commodity contracts	**626**	**1,239**	**304**	836	1,572	417
Total other contracts	**3,761**	**7,880**	**1,963**	4,637	11,202	2,982
Total derivatives	**51,071**	**85,995**	**28,707**	48,542	84,000	26,345
Less: impact of master netting agreements	**37,566**	**54,233**	**19,494**	35,711	52,076	18,127
Total derivatives after netting	**13,505**	**31,762**	**9,213**	12,831	31,924	8,218
Less: impact of collateral	**5,343**	**5,644**	**2,107**	4,808	5,131	1,492
Net derivatives	**$ 8,162**	**$ 26,118**	**$ 7,106**	$ 8,023	$ 26,793	$ 6,726

[1] Exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. The total positive fair value of the excluded contracts as at October 31, 2010 was $604 million (2009 – $903 million).

Current Replacement Cost of Derivatives

(millions of Canadian dollars)	Canada[1]		United States[1]		International[1]		Total	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
By sector								
Financial	**$ 30,422**	$ 30,563	**$ 976**	$ 128	**$ 8,706**	$ 9,501	**$ 40,104**	$ 40,192
Government	**5,901**	3,600	**105**	–	**571**	774	**6,577**	4,374
Other	**2,655**	2,810	**1,108**	717	**627**	449	**4,390**	3,976
Current replacement cost	**$ 38,978**	$ 36,973	**$ 2,189**	$ 845	**$ 9,904**	$ 10,724	**$ 51,071**	$ 48,542
Less: impact of master netting agreements and collateral	**–**	–	**–**	–	**–**	–	**42,909**	40,519
Total	**$ 38,978**	$ 36,973	**$ 2,189**	$ 845	**$ 9,904**	$ 10,724	**$ 8,162**	$ 8,023

	2010	2009	**2010 % mix**	2009 % mix
By location of risk[2]				
Canada	**$ 3,737**	$ 4,269	**45.8%**	53.2%
United States	**1,820**	1,590	**22.3**	19.8
International				
United Kingdom	**332**	191	**4.1**	2.4
Europe – other	**1,252**	1,373	**15.3**	17.1
Other	**1,021**	600	**12.5**	7.5
Total international	**2,605**	2,164	**31.9**	27.0
Total current replacement cost	**$ 8,162**	$ 8,023	**100.0%**	100.0%

[1] Based on geographic location of unit responsible for recording revenue.
[2] After impact of master netting agreements and collateral.

Certain of the Bank's derivative contracts are governed by master derivative agreements having provisions that may permit the Bank's counterparties to require, upon the occurrence of a certain contingent event, (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty, or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank's subsidiaries. At October 31, 2010, the aggregate net liability position of those contracts would require (i) the posting of collateral or other acceptable remedy totalling $9.1 million (2009 – $20 million) in the event of a one-notch or two-notch downgrade in the Bank's senior debt ratings and (ii) funding totalling nil following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two notch downgrade in the Bank's senior debt ratings.

Certain of the Bank's derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank's counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank's counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2010 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $11.9 billion (2009 – $7.6 billion). The Bank has posted $8.8 billion (2009 – $5.2 billion) of collateral for this exposure in the normal course of business. At October 31, 2010, the impact of a one-notch downgrade in the Bank's senior debt ratings would require the Bank to post an additional $0.6 billion (2009 – $0.5 billion) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank's senior debt ratings would require the Bank to post an additional $1.7 billion (2009 – 1.5 billion) of collateral to that posted in the normal course of business.

NOTE 9 GOODWILL AND OTHER INTANGIBLES

GOODWILL

Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment at least annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. No impairment write-downs were required for the years ended October 31, 2010, 2009, and 2008.

Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
2010						
Carrying value of goodwill at beginning of year	**$ 1,216**	**$ 591**	**$ 12,115**	**$ 146**	**$ 947**	**$ 15,015**
Goodwill arising on acquisitions	**–**	**–**	**316**[1]	**4**	**–**	**320**
Foreign currency translation adjustments and other	**–**	**(4)**	**(871)**	**–**	**–**	**(875)**
Carrying value of goodwill at end of year	**$ 1,216**	**$ 587**	**$ 11,560**	**$ 150**	**$ 947**	**$ 14,460**
2009						
Carrying value of goodwill at beginning of year	$ 1,216	$ 585	$ 11,948	$ 146	$ 947	$ 14,842
Goodwill arising on acquisitions	–	10	(56)[2]	–	–	(46)
Foreign currency translation adjustments and other	–	(4)	223	–	–	219
Carrying value of goodwill at end of year	$ 1,216	$ 591	$ 12,115	$ 146	$ 947	$ 15,015

[1] Goodwill arising from the acquisition of Riverside, First Federal, AmericanFirst and South Financial. See Note 7 for further details.

[2] During the year ended October 31, 2009, goodwill arising from the Commerce acquisition decreased by $56 million from $6,330 to $6,274 million, primarily due to the completion of the valuation of the loan portfolio and a corresponding future income tax liability. The purchase price allocation, including the valuation of the assets and liabilities, was completed and finalized on March 31, 2009.

OTHER INTANGIBLES

The Bank's other intangible assets consist primarily of core deposit intangibles and customer relationships. Other intangible assets are amortized over their estimated useful life (3 to 20 years) proportionate to the expected economic benefit.

Future amortization expense for the carrying amount of other intangible assets is estimated to be as follows for the next five years: 2011 – $562 million; 2012 – $288 million; 2013 – $250 million; 2014 – $216 million; and 2015 – $182 million.

All other intangible assets are assessed for impairment when an event or change in circumstances indicates that the assets might be impaired. No impairment write-downs were required for the years ended October 31, 2010, 2009, and 2008.

The following table presents details of the Bank's other intangible assets as at October 31:

Other Intangibles

(millions of Canadian dollars)			**2010**	2009
	Carrying value	**Accumulated amortization**	**Net carrying value**	Net carrying value
Core deposit intangible assets	**$ 5,335**	**$ (3,721)**	**$ 1,614**	$ 1,964
Other intangible assets	**5,130**	**(4,651)**	**479**	582
Total	**$ 10,465**	**$ (8,372)**	**$ 2,093**	$ 2,546

NOTE 10 LAND, BUILDINGS AND EQUIPMENT

Buildings, furniture, fixtures and other equipment, computer equipment and software, and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in non-interest income in the Consolidated Statement of Income. When land, buildings and equipment are no longer in use or considered impaired, they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation methods and rates by asset category are as follows:

Assets	Depreciation rates and methods
Buildings	15 to 40 years, straight line
Computer equipment	3 to 7 years, straight-line
Computer software	3 to 7 years, straight-line
Furniture and fixtures	3 to 15 years, straight line
Other equipment	5 to 8 years, straight line
Leasehold improvements	Lesser of lease term plus one renewal or 15 years, straight line

Net Book Value

(millions of Canadian dollars)			2010	2009
	Cost	Accumulated depreciation	Net book value	Net book value
Land	**$ 830**	**$ –**	**$ 830**	$ 804
Buildings	**1,975**	**608**	**1,367**	1,298
Computer equipment and software	**1,197**	**517**	**680**	502
Furniture, fixtures and other equipment	**1,382**	**708**	**674**	834
Leasehold improvements	**1,148**	**452**	**696**	640
Total	**$ 6,532**	**$ 2,285**	**$ 4,247**	$ 4,078

Accumulated depreciation at the end of 2009 was $2,043 million. Depreciation expense amounted to $601 million for 2010 (2009 – $600 million; 2008 – $438 million).

NOTE 11 OTHER ASSETS

Other Assets

(millions of Canadian dollars)	2010	2009
Amounts receivable from brokers, dealers and clients	**$ 8,132**	$ 6,136
Accounts receivable, prepaid expenses and other items	**5,865**	4,587
Prepaid pension expense	**1,223**	1,156
Insurance-related assets, excluding investments	**1,319**	1,110
Accrued interest	**1,040**	1,081
Trading commodities[1]	**2,249**	–
Total	**$ 19,828**	$ 14,070

[1] Effective Q4 2010, precious metals have been reclassified from cash and due from banks and interest-bearing deposits to trading commodities (2009 – $1,077 million).

NOTE 12 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2010 was $100 billion (2009 – $98 billion).

Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type

(millions of Canadian dollars)				2010	2009
	Demand	Notice	Term	Total	Total
Personal	**$ 15,126**	**$ 157,013**	**$ 77,112**	**$ 249,251**	$ 223,228
Banks	**3,903**	**20**	**8,585**	**12,508**	5,480
Business and government	**30,611**	**66,663**	**47,947**	**145,221**	126,907
Trading	**–**	**–**	**22,991**	**22,991**	35,419
Total[1]	**$ 49,640**	**$ 223,696**	**$ 156,635**	**$ 429,971**	$ 391,034
Non-interest-bearing deposits included above					
In domestic offices				**$ 7,383**	$ 6,302
In foreign offices				**8,292**	6,194
Interest-bearing deposits included above					
In domestic offices				**233,489**	219,890
In foreign offices				**178,355**	157,556
U.S. federal funds deposited				**2,452**	1,092
Total[1]				**$ 429,971**	$ 391,034

[1] Included in deposit liabilities on the Consolidated Balance Sheet is $2 billion (2009 – nil) due to covered bond holders; $350 million (2009 – $350 million) due to TD Capital Trust II; and $1,750 million (2009 – $1,750 million) due to TD Capital Trust IV.

Term Deposits

(millions of Canadian dollars)

	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	2010 Total	2009 Total
Personal	**$ 12,614**	**$ 15,786**	**$ 22,110**	**$ 8,571**	**$ 2,429**	**$ 15,602**	**$ 77,112**	$ 77,899
Banks	**8,482**	**25**	**41**	**7**	**1**	**29**	**8,585**	2,054
Business and government	**33,036**	**5,158**	**3,816**	**451**	**2,932**	**2,554**	**47,947**	38,434
Trading	**21,753**	**84**	**249**	**194**	**171**	**540**	**22,991**	35,419
Total	**$ 75,885**	**$ 21,053**	**$ 26,216**	**$ 9,223**	**$ 5,533**	**$ 18,725**	**$ 156,635**	$ 153,806

NOTE 13 OTHER LIABILITIES

Other Liabilities

(millions of Canadian dollars)	2010	2009
Amounts payable to brokers, dealers and clients	**$ 7,911**	$ 6,333
Accounts payable, accrued expenses and other items	**4,761**	5,214
Insurance-related liabilities	**4,091**	3,730
Accrued interest	**1,538**	1,559
Accrued salaries and employee benefits	**1,619**	1,331
Accrued benefit liability	**923**	855
Cheques and other items in transit	**473**	610
Total	**$ 21,316**	$ 19,632

NOTE 14 SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Interest expense is recognized on the accrual basis using the effective interest rate method.

Subordinated Notes and Debentures

(millions of Canadian dollars)

Maturity date	Interest rate (%)	Earliest par redemption date	Foreign currency amount	2010	2009
December 2010 – August 2011	–	–		**$ 3**	$ 3
June 2011[1]	7.63	–	US$ 201 million	**205**	220
May 2012[1]	7.00	–	US$ 206 million	**210**	226
August 2014	10.05	–		**148**	150
January 2016	4.32	January 2011		**998**	997
October 2016	4.87	October 2011		**490**	500
November 2017	5.38	November 2012		**2,493**	2,500
June 2018	5.69	June 2013		**898**	900
April 2020	5.48	April 2015		**855**	874
September 2022[1]	4.64	September 2017		**270**	270
July 2023	5.83	July 2018		**650**	650
May 2025	9.15	–		**198**	199
July 2030[1]	11.30	–		**–**	11
October 2030[1]	10.88	–		**–**	26
February 2031[1]	10.20	February 2011	US$ 4 million	**4**	4
June 2033[1]	3.39	December 2010	US$ 3 million	**3**	–
March 2034[1]	3.08	December 2010	US$ 21 million	**21**	22
June 2035[1]	2.00	December 2010	US$ 10 million	**11**	11
June 2035[1]	2.00	December 2010	US$ 10 million	**11**	11
June 2036[1]	1.88	June 2011	US$ 41 million	**42**	–
July 2036[1]	1.85	July 2011	US$ 36 million	**37**	–
September 2037[1]	1.72	September 2012	US$ 78 million	**79**	–
September 2037[1]	1.61	September 2012	US$ 31 million	**31**	–
October 2037[1]	1.62	October 2012	US$ 18 million	**18**	–
October 2104	4.97	October 2015		**800**	796
December 2105	4.78	December 2016		**2,231**	2,233
December 2106	5.76	December 2017		**1,800**	1,780
Total				**$ 12,506**	$ 12,383

[1] Obligation of a subsidiary.

New Issues and Redemptions

On October 1, 2010, subsidiaries of the Bank redeemed US$33 million of junior subordinated debentures.

Subsequent to year-end, on November 2, 2010, the Bank issued $1 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 3.367% until November 2, 2015 and the bankers' acceptance rate plus 1.25% thereafter until maturity on November 2, 2020. The notes are redeemable at the Bank's option, subject to regulatory consent, at par on and after November 2, 2015. The issue will qualify as Tier 2 capital of the Bank.

On November 29, 2010, the Bank announced its intention to redeem on January 18, 2011 all its outstanding 4.317% medium term notes due January 18, 2016.

REPAYMENT SCHEDULE

The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

Maturities

(millions of Canadian dollars)	**2010**	2009
Within 1 year	**$ 208**	$ –
Over 1 year to 3 years	**210**	449
Over 3 years to 4 years	**148**	–
Over 4 years to 5 years	**–**	150
Over 5 years	**11,940**	11,784
Total	**$ 12,506**	$ 12,383

NOTE 15 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares that are mandatorily redeemable or convertible into a variable number of the Bank's common shares at the holder's option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.

Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank's common shares at the holder's option, are not classified as liabilities and are presented in Note 18.

Liability for Preferred Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)	**2010**		2009	
	Number of shares	**Amount**	Number of shares	Amount
Class A Preferred shares				
Series M	**14.0**	**$ 350**	14.0	$ 350
Series N	**8.0**	**200**	8.0	200
REIT Preferred Stock				
Series 2000A	**–**[1]	**27**	–	–
Series 2002C	**–**[2]	**5**	–	–
Total	**22.0**	**$ 582**	22.0	$ 550

[1] 263 shares issued and outstanding.
[2] 55 shares issued and outstanding.

PREFERRED SHARES

Class A First Preferred Shares, Series M

The Series M shares are entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.70% per Series M share. The Series M shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series M shares are not redeemable at the option of the holder. The Series M shares are convertible by the Bank, on or after April 30, 2009, into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share by the greater of $2.00 and 95% of the average trading price of such common shares at that time. Each Series M share is convertible by the holder, on or after October 31, 2013, into common shares on the same terms as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion. The Series M shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series N

The Series N shares are entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.60% per Series N share. The Series N shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series N shares are not redeemable at the option of the holder. The Series N shares are convertible by the Bank, on or after April 30, 2009, into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share by the greater of $2.00 and 95% of the average trading price of such common shares at that time. Each Series N share is convertible by the holder, on or after January 31, 2014, into common shares on the same terms as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion. The Series N shares qualify as Tier 1 capital of the Bank.

REIT PREFERRED STOCK

REIT Preferred Stock, Series 2000A

A real estate investment trust, Carolina First Mortgage Loan Trust (Carolina First REIT), a subsidiary of TD Bank, N.A., issued the Series A preferred stock (Series 2000A shares). The Series 2000A shares are entitled to quarterly cumulative cash dividends, if declared, at a per annum rate of 11.125% per Series 2000A share. The Series 2000A shares are unsecured and mandatorily redeemable by Carolina First REIT on January 31, 2031. Each Series 2000A share may be automatically exchanged, without the consent of the holders, into a Series A preferred stock of TD Bank, N.A. on the occurrence of certain circumstances. The Series 2000A shares qualify as Tier 2 capital of the Bank.

REIT Preferred Stock, Series 2002C

Carolina First REIT issued the Series C preferred stock (Series 2002C shares). The Series 2002C shares are entitled to quarterly cumulative cash dividends, if declared, at a variable rate equal to the three month London Interbank Offer Rate (LIBOR) plus 3.50% per Series 2002C share. The Series 2002C shares are unsecured and mandatorily redeemable by Carolina First REIT on May 31, 2012. Each Series 2002C share may be automatically exchanged, without the consent of the holders, into a Series C preferred stock of TD Bank, N.A. on the occurrence of certain circumstances.

NOTE 16 CAPITAL TRUST SECURITIES

Capital Trust Securities – Series 2009 (TD CaTS) were issued by TD Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. On December 31, 2009, the Trust redeemed all of its 900,000 outstanding TD CaTS at a redemption price per unit of $1,000 plus any unpaid distribution. TD CaTS qualified as Tier 1 capital of the Bank.

TD Capital Trust II Securities – Series 2012-1 (TD CaTS II) were issued by TD Capital Trust II (Trust II), an open-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in a Bank deposit note. Each TD CaTS II may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A3 (Series A3 Shares) of the Bank on the occurrence of certain circumstances. The Series A3 Shares are convertible into a variable number of the Bank's common shares at the holder's option. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it.

TD Capital Trust III Securities – Series 2008 (TD CaTS III) were issued by TD Capital Trust III (Trust III), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain circumstances. TD CaTS III are not convertible or redeemable at the holder's option. Trust III is consolidated by the Bank and TD CaTS III are classified as non-controlling interests in subsidiaries.

TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV Notes – Series 1), TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV Notes – Series 2) and TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV Notes – Series 3) (collectively, TD CaTS IV Notes) were issued by TD Capital Trust IV (Trust IV), a trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV Note – Series 1 and TD CaTS IV Note – Series 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV Note – Series 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain circumstances. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank. Trust IV is a variable interest entity. As the Bank is not the primary beneficiary of Trust IV, the Bank does not consolidate it.

TD CaTS II, TD CaTS III and TD CaTS IV Notes all qualify as Tier 1 capital of the Bank.

Capital Trust Securities

(millions of Canadian dollars, except as noted)				Redemption date	Conversion date		
	Thousands of units	Distribution/Interest payment dates	Annual yield	At the option of the issuer	At the option of the holder	**2010**	2009
Included in liability for capital trust securities on the Consolidated Balance Sheet							
Capital Trust Securities –Series 2009	900	June 30, Dec. 31	7.600%	June 30, 2005	June 30, 2010	**$ –**	$ 895
Included in non-controlling interests in subsidiaries on the Consolidated Balance Sheet							
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%	Dec. 31, 2013[1]		**$ 986**	$ 981
Deposit notes issued to Trust II and Trust IV, included in deposits on the Consolidated Balance Sheet[2]							
TD Capital Trust II Securities – Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 2007[1]	At any time[3]	**$ 350**	$ 350
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[4]	June 30, 2014[5]		**550**	550
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[6]	June 30, 2014[5]		**450**	450
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[7]	Dec. 31, 2014[5]		**750**	750
	2,100					**$ 2,100**	$ 2,100

[1] On the redemption date and on any distribution date thereafter, Trust II or Trust III, respectively may, with regulatory approval, redeem TD CaTS II or TD CaTS III, respectively, in whole, without the consent of the holders.

[2] TD CaTS II and TD CaTS IV Notes are not consolidated by the Bank. The deposit notes issued to Trust II and Trust IV are reported in Deposits. See Note 12.

[3] Holders may exchange each TD CaTS II for forty non-cumulative Class A First Preferred Shares, Series A2 (Series A2 Shares) of the Bank. The Series A2 Shares are convertible into a variable number of the Bank's common shares at the holder's option.

[4] For the period from and including January 26, 2009 to but excluding June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 10.125%.

[5] On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV Notes - Series 1, TD CaTS IV Notes – Series 2 or TD CaTS IV Notes – Series 3, respectively, in whole, without the consent of the holders.

[6] For the period from and including January 26, 2009 to but excluding June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 9.735%.

[7] For the period from and including September 15, 2009 to but excluding June 30, 2021. Starting on June 30, 2021 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 4.00%.

NOTE 17 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-Controlling Interests in Subsidiaries

(millions of Canadian dollars)	**2010**	2009
REIT preferred stock, Series A	**$ 501**	$ 532
TD Capital Trust III Securities – Series 2008	**986**	981
Other	**6**	46
Total	**$ 1,493**	$ 1,559

REIT PREFERRED STOCK, SERIES A

A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank N.A., issued 500,000 preferred stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378%. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 per Series A share on October 15, 2017 and every five years thereafter and qualify as Tier 1 capital of the Bank. Each Series A share may be automatically exchanged, without the consent of the holders, into a preferred stock of TD Bank, N.A. on the occurrence of certain circumstances.

TD CAPITAL TRUST III SECURITIES – SERIES 2008

CaTS III, a subsidiary of the Bank, issued $1 billion of TD CaTS III securities as described in Note 16.

NOTE 18 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

On June 15, 2010, the Bank issued 3.5 million common shares for gross cash consideration of $250 million. On December 5, 2008, the Bank issued 35 million common shares for gross cash consideration of $1.38 billion. The common shares qualify as Tier 1 capital of the Bank.

Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)		**2010**		2009		2008
	Number of shares	**Amount**	Number of shares	Amount	Number of shares	Amount
Common Shares						
Balance at beginning of year	**859.6**	**$ 15,357**	811.3	$ 13,278	718.8	$ 6,602
Proceeds from shares issued on exercise of stock options	**8.1**	**521**	4.6	247	4.6	255
Shares issued as a result of dividend reinvestment plan	**7.7**	**546**	8.8	451	4.6	274
Proceeds from issuance of new shares	**3.6**	**252**	34.9	1,381	–	–
Shares issued on acquisitions	**0.7**	**54**	–	–	83.3	6,147
Balance at end of year - common shares	**879.7**	**$ 16,730**	859.6	$ 15,357	811.3	$ 13,278
Class A Preferred Shares						
Series O	**17.0**	**$ 425**	17.0	$ 425	17.0	$ 425
Series P	**10.0**	**250**	10.0	250	10.0	250
Series Q	**8.0**	**200**	8.0	200	8.0	200
Series R	**10.0**	**250**	10.0	250	10.0	250
Series S	**10.0**	**250**	10.0	250	10.0	250
Series Y	**10.0**	**250**	10.0	250	10.0	250
Series AA	**10.0**	**250**	10.0	250	10.0	250
Series AC	**8.8**	**220**	8.8	220	–	–
Series AE	**12.0**	**300**	12.0	300	–	–
Series AG	**15.0**	**375**	15.0	375	–	–
Series AI	**11.0**	**275**	11.0	275	–	–
Series AK	**14.0**	**350**	14.0	350	–	–
Balance at end of year – preferred shares	**135.8**	**$ 3,395**	135.8	$ 3,395	75.0	$ 1,875
Treasury Shares – Common[1]						
Balance at beginning of year	**(0.8)**	**$ (15)**	(1.1)	$ (79)	(0.9)	$ (71)
Purchase of shares	**(30.6)**	**(2,158)**	(33.3)	(1,756)	(38.4)	(2,434)
Sale of shares	**30.2**	**2,082**	33.6	1,820	38.2	2,426
Balance at end of year – treasury shares – common	**(1.2)**	**$ (91)**	(0.8)	$ (15)	(1.1)	$ (79)
Treasury Shares – Preferred[1]						
Balance at beginning of year	**–**	**$ –**	–	$ –	–	$ –
Purchase of shares	**(2.3)**	**(63)**	(0.2)	(6)	–	–
Sale of shares	**2.3**	**62**	0.2	6	–	–
Balance at end of year – treasury shares – preferred	**–**	**$ (1)**	–	$ –	–	$ –

[1] When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in shareholders' equity.

PREFERRED SHARES

Class A First Preferred Shares, Series O

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and at a declining premium of $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014. The Series O shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series P

On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016. The Series P shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series Q

On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017. The Series Q shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series R

On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017. The Series R shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series S

On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter. The Series S shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series Y

On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter. The Series Y shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AA

On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AA shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AC

On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AC shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AE

On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AE shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AG

On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AG shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AI

On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AI shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AK

On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AK shares qualify as Tier 1 capital of the Bank.

NORMAL COURSE ISSUER BID

The Bank did not have a normal course issuer bid outstanding during fiscal 2009 or 2010.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, a total of 7.7 million common shares were issued from the Bank's treasury with a 1% discount. In 2009, 8.8 million common shares were issued from the Bank's treasury with a 1% discount under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust II, Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS II, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NOTE 19 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.

The Bank's objectives include:

- To provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank's common shareholders with a satisfactory return;
- To be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank's peers; and
- To achieve the most economically achievable overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.

The Bank's Total capital consists of two tiers of capital approved under OSFI's regulatory capital guidelines.

Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit), 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios, 50% of substantial investments (not including insurance subsidiaries) and deductions from securitization investments.

Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios, 50% of substantial investments, 100% of investment in insurance subsidiaries and deductions from securitization investments.

For regulatory capital purposes, insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and the Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

During the year ended October 31, 2010, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the "International Convergence of Capital Measurement and Capital Standards – A Revised Framework" (Basel II) issued by the Basel Committee on Banking Supervision. The Bank's regulatory capital position as at October 31 was as follows:

Regulatory Capital Position

(millions of Canadian dollars, except as noted)	**2010**	2009
Tier 1 capital	**$ 24,386**	$ 21,407
Tier 1 capital ratio[1]	**12.2%**	11.3%
Total capital[2]	**$ 31,070**	$ 28,338
Total capital ratio[3]	**15.5%**	14.9%
Assets-to-capital multiple[4]	**17.5**	17.1

[1] Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
[2] Total capital includes Tier 1 and Tier 2 capital.
[3] Total capital ratio is calculated as Total capital divided by RWA.
[4] The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

NOTE 20 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is composed of the Bank's net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations, net of net investment hedging activities, and changes in the fair value of derivative instruments designated as cash flow hedges, all net of income taxes.

The following table summarizes the Bank's accumulated other comprehensive income (loss), net of income taxes, as at October 31.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes

(millions of Canadian dollars)	**2010**	2009
Net unrealized gain (loss) on available-for-sale securities, net of hedging activities	**$ 1,193**	$ 739
Net unrealized foreign currency translation gain (loss) on investments in subsidiaries, net of hedging activities	**(2,901)**	(1,539)
Net gain (loss) on derivative instruments designated as cash flow hedges	**2,713**	1,815
Total	**$ 1,005**	$ 1,015

NOTE 21 TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, trading loans and trading deposits, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.

Trading-related income comprises net interest income, trading income, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in non-interest income in the Consolidated Statement of Income.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income

(millions of Canadian dollars)	**2010**	2009	2008
Net interest income (loss)	**$ 827**	$ 1,210	$ 379
Trading income (loss)	**484**	685	(794)
Loans designated as trading under the fair value option[1]	**21**	47	(165)
Total	**$ 1,332**	$ 1,942	$ (580)
By product			
Interest rate and credit portfolios	**$ 896**	$ 1,292	$ (663)
Foreign exchange portfolios	**418**	573	481
Equity and other portfolios	**(3)**	30	(233)
Loans designated as trading under the fair value option[1]	**21**	47	(165)
Total	**$ 1,332**	$ 1,942	$ (580)

[1] Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

NOTE 22 INSURANCE

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance.

Premiums, net of reinsurance, for short-duration contracts, primarily property and casualty, are deferred as unearned premiums and recognized in other income on a pro rata basis over the terms of the policies. Unearned premiums and ceded unearned premiums, representing the portion of net written premiums that pertain to the unexpired term of the policies in force, are recorded in other liabilities. Premiums, net of reinsurance, from long-duration contracts, primarily life insurance, are recognized when due in other income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits, as determined by the appointed actuary in accordance with accepted actuarial practice, and are included in other liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during the year. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Claims relating to property and casualty insurance are expensed as incurred.

Insurance Income, Net of Claims

(millions of Canadian dollars)	**2010**	2009	2008
Net earned premiums and fees	**$ 3,102**	$ 2,802	$ 2,701
Claims and related expenses, net of reinsurance	**2,074**	1,889	1,774
Total	**$ 1,028**	$ 913	$ 927

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards granted after October 31, 2002. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense was recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 0.9 million of these stock options remain unexercised, as at October 31, 2010 (October 31, 2009 – 2.3 million; October 31, 2008 – 4.4 million).

STOCK OPTION PLAN

a) The Bank

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 4.0 million common shares have been reserved for future issuance (2009 – 5.7 million; 2008 – 9.2 million). The outstanding options expire on various dates to December 14, 2019. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

(millions of shares, except as noted)	**2010**		2009		2008	
	Number of shares	**Weighted-average exercise price**	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Number outstanding, beginning of year	**25.9**	**$ 53.25**	27.5	$ 55.37	20.1	$ 45.02
Conversion of Commerce options to the Bank underlying	**–**	**–**	–	–	10.8	54.63
Granted	**1.7**	**65.98**	4.0	41.50	2.0	72.67
Exercised	**(8.1)**	**47.60**	(4.6)	39.26	(4.6)	41.31
Forfeited/cancelled	**(0.3)**	**65.68**	(1.0)	61.58	(0.8)	64.06
Number outstanding, end of year	**19.2**	**$ 57.68**	25.9	$ 53.25	27.5	$ 55.37
Exercisable, end of year	**13.4**	**$ 58.63**	19.6	$ 53.41	23.0	$ 53.27

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2010.

Range of Exercise Prices

	Options outstanding			**Options exercisable**	
	Number outstanding (millions of shares)	**Weighted-average remaining contractual life (years)**	**Weighted-average exercise price**	**Number exercisable (millions of shares)**	**Weighted-average exercise price**
$22.64 – $32.95	**0.2**	**1.27**	**$ 28.87**	**0.2**	**$ 28.87**
$33.42 – $43.78	**6.4**	**3.97**	**39.80**	**3.7**	**38.58**
$44.54 – $55.90	**2.5**	**2.71**	**51.89**	**2.5**	**51.89**
$56.22 – $67.42	**7.1**	**5.16**	**63.59**	**5.0**	**62.48**
$67.86 – $74.13	**3.0**	**5.38**	**71.08**	**2.0**	**70.33**

The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following assumptions were used: (i) risk-free interest rate of 2.72% (2009 – 2.17%; 2008 – 3.80%); (ii) expected option life of 6.2 years (2009 – 5.6 years; 2008 – 5.5 years); (iii) expected volatility of 26.6% (2009 – 23.9%; 2008 – 15.9%); and (iv) expected dividend yield of 3.24% (2009 – 3.0%; 2008 – 2.85%).

During the year, 1.7 million (2009 – 4.0 million; 2008 – 2.0 million) options were granted with a weighted-average fair value of $14.09 per option (2009 – $7.62 per option; 2008 – $10.80 per option). During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $28 million (2009 – $30 million; 2008 – $22 million) for the stock option awards granted.

b) Commerce

As a result of the Commerce acquisition on March 31, 2008, all of the Commerce stock options, aggregating to 19.6 million, vested on acquisition and were immediately converted into 10.8 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options was $263 million. This was recorded in contributed surplus and was part of the purchase consideration. As a result of the conversion, there are no longer any Commerce stock options outstanding.

c) South Financial

As a result of the acquisition of The South Financial Group, Inc. on September 30, 2010, all of the South Financial stock options, aggregating to 2.9 million, vested on acquisition and were immediately converted into 11 thousand stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options was nil. As such, there was no impact to contributed surplus. As a result of the conversion, there are no longer any South Financial stock options outstanding.

OTHER STOCK-BASED COMPENSATION PLANS

a) The Bank

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank's total shareholder return relative to the average of the North American peer group. Beginning with units granted in December 2009, the Human Resources Committee of the Board (HRC) has the discretion to adjust the number of restricted share units and performance share units within a +/- 20% range at maturity at the plan or individual level based on a review of the risk taken to achieve business results over the life of the award; and, dividends will be re-invested in additional units that will be paid at maturity. The number of such share units outstanding under these plans as at October 31, 2010 is 12 million (2009 – 11 million; 2008 – 9 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant's annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2010, 2.9 million deferred share units were outstanding (2009 – 2.5 million; 2008 – 2.3 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2010, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $245 million (2009 – $235 million; 2008 – $191 million). The compensation expense recognized before the effects of hedges was $418 million (2009 – $309 million; 2008 – $77 million).

b) TD Banknorth

TD Banknorth offered restricted share units and performance share unit plans for certain employees of TD Banknorth. Under these plans, participants were granted units equivalent to TD Banknorth common shares that generally vest at the end of three years. The number of performance share units was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. At the maturity date, the participant receives cash representing the value of the share units. As a result of the TD Banknorth privatization, share units were converted to the equivalent of the Bank's common shares using the exchange ratio set out in the merger agreement. In addition, for future performance periods, the final number of performance share units will be adjusted based on the Bank's total shareholder return relative to the average of the other major Canadian banks.

TD Banknorth also offered a performance-based restricted share unit plan to certain executives that provided for the grant of share units equivalent to the Bank's common shares which vest at the end of three years. The number of performance share units for the first two years of the performance period was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As a result of the TD Banknorth privatization, the number of performance share units for the third and final year of the performance period will be adjusted based on the Bank's total shareholder return relative to the average of the other major Canadian banks.

The number of TD Banknorth share units under these plans as at October 31, 2010 was 8 thousand (2009 – 0.4 million; 2008 – 0.5 million). Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. During the year, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $1 million (2009 – $14 million; 2008 – $32 million). The compensation expense recognized before the effects of hedges was $2 million (2009 – $4 million; 2008 – $12 million).

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. The Bank's contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2010, the Bank's contributions totalled $55 million (2009 – $52 million; 2008 – $52 million) and were expensed as salaries and employee benefits. As at October 31, 2010, an aggregate of 8.8 million common shares were held under the Employee Ownership Plan (2009 – 8.7 million; 2008 – 7.4 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 24 EMPLOYEE FUTURE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank's principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the Society) and the TD Pension Plan (Canada) (the TDPP), are defined benefit plans. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees, for which pension benefits are paid by the Bank. The Society was closed to new members on January 30, 2009 and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership.

Funding for the Bank's principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank's contributions to the principal pension plans during 2010 were $168 million (2009 – $626 million). These contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2008 and March 1, 2009 for the Society and the TDPP, respectively. The next valuation dates for funding purposes are as at October 31, 2011 for both of the principal pension plans.

The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care, life insurance and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and child-care leave.

For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefit liability. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank's actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of benefit plan amendments and actuarial gains or losses. Plan amendments are amortized on a straight-line basis over the expected average remaining service life of the active members for the principal pension plans (10 years for the Society and 11 years for the Plan) and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan (7 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the active members (10 years for the Society, 11 years for the Plan, and 15 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.

PLAN ASSUMPTIONS

To develop the assumption for the expected long-term return on plan assets for the Bank's principal pension plans, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the investment policies of the principal pension plans. This resulted in the selection of the assumption for the expected long-term return on plan assets of 6.75% (2009 – 6.75%) for the Society and 4.25% (2009 – 4.25%) for the Plan.

The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 6.50%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter. For 2010, the effect of a one percentage point increase or decrease in the health care cost trend rate on the benefit expense is a $6 million increase and a $5 million decrease, respectively, and on the benefit obligation, a $75 million increase and a $60 million decrease, respectively.

INVESTMENT STRATEGY AND ASSET ALLOCATION

The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 3.00% and 2.50%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member's discretion in certain mutual funds. The investment policies and asset allocations as at July 31 by asset category for the principal pension plans (excluding PEA) are as follows:

Investment Policy and Asset Allocation

	Acceptable Range		Asset Allocation				
			Society			TDPP	
	Society	TDPP	2010	2009	2008	2010	2009
Security							
Debt	30% – 48%	95% – 100%	**34%**	33%	33%	**100%**	0%
Equity	35% – 65%	0%	**55%**	55%	57%	**0%**	0%
Alternative investments	0% – 15%	0%	**7%**	8%	8%	**0%**	0%
Cash equivalents	0% – 4%	0% – 5%	**4%**	4%	2%	**0%**	0%
Total			**100%**	100%	100%	**100%**	0%

The investment policy of the Society is a balanced portfolio. Debt instruments of a single non-government entity must not exceed 10% of the total debt portfolio. Non-government debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period except that up to 20% of the fair value of the bond mandate managed to the DEX Universe Bond Index may be invested in bonds with a credit rating below BBB. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio. Futures contracts and options can be utilized provided they do not create financial leverage for the Society. The Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio. Alternative investments include hedge funds and private equities. Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year. For 2010, the Society's net assets included private equity investments in the Bank and its affiliates which had a fair value of $4 million (2009 – $4 million; 2008 – $9 million).

The investment policy of the TDPP, which commenced on March 1, 2009, is a high-quality, long-term fixed income portfolio. Debt instruments of non-government entities must not exceed 80% of the total fund and non-Canadian government entities must not exceed 20% of the total fund. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of the total fund. All debt instruments must meet or exceed a credit rating of BBB- (or equivalent) at the time of purchase and during the holding period. In addition, any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 35% of the total fund. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the total fund. Substantially all assets must have readily determinable fair values. The TDPP was in compliance with its investment policy throughout the year.

RISK MANAGEMENT PRACTICES

The principal pension plans' investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk, and liquidity risk. The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, and the principal pension plans' Statement of Investment Policies and Procedures. The following are some specific risk management practices employed by the principal pension plans:

- Monitoring credit exposure of counterparties
- Monitoring adherence to asset allocation guidelines
- Monitoring asset class performance against benchmarks

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Society. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. For the defined contribution portion, annual pension expense is equal to the Bank's contributions to that portion of the plan.

TD Bank, N.A. (which includes TD Banknorth and Commerce) Retirement Plans

TD Banknorth has a closed non-contributory defined benefit retirement plan covering most permanent employees. Supplemental retirement plans were adopted for certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008, benefits under the retirement and supplemental retirement plans were frozen.

In addition, TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include a core contribution from TD Bank, N.A. for all employees and a transition contribution for certain employees. The additional amount contributed to the plan by TD Bank, N.A. for fiscal 2010 was $34 million (2009 – $31 million). For the defined contribution plan, annual pension expense is equal to the Bank's contributions to the plan.

Supplemental Employee Retirement Plans

Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

The following table presents the financial position of the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans. The plan assets and obligations are measured as at July 31.

Employee Future Benefit Plans Obligations, Assets and Funded Status

(millions of Canadian dollars)	Principal Pension Plans			Principal Non-Pension Post-Retirement Benefit Plan			Other Pension and Retirement Plans[1]		
	2010	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Change in projected benefit obligation									
Projected benefit obligation at beginning of period	**$ 2,170**	$ 2,201	$ 2,070	**$ 351**	$ 329	$ 396	**$ 1,108**	$ 978	$ 1,018
Service cost – benefits earned	**97**	66	78	**8**	9	12	**8**	10	25
Interest cost on projected benefit obligation	**155**	143	129	**24**	21	23	**62**	66	58
Members' contributions	**47**	43	36	**–**	–	–	**–**	–	–
Benefits paid	**(123)**	(122)	(110)	**(9)**	(9)	(9)	**(53)**	(53)	(50)
Actuarial (gains) losses	**–**	21	141	**44**	(9)	(93)	**58**	2	(24)
Change in foreign currency exchange rate	**–**	–	–	**–**	–	–	**(26)**	2	24
Change in actuarial assumptions	**411**	(182)	(149)	**–**	–	–	**7**	97	(59)
Curtailment	**–**	–	–	**–**	–	–	**–**	–	(14)
Plan amendments	**–**	–	6	**–**	10	–	**–**	6	–
Projected benefit obligation at end of period	**2,757**	2,170	2,201	**418**	351	329	**1,164**	1,108	978
Change in plan assets									
Plan assets at fair value at beginning of period	**2,473**	2,138	2,225	**–**	–	–	**743**	770	817
Actual income on plan assets	**92**	73	72	**–**	–	–	**11**	13	16
Gain (loss) on disposal of investments	**72**	(138)	10	**–**	–	–	**12**	(11)	19
Members' contributions	**46**	43	36	**–**	–	–	**–**	–	–
Employer's contributions	**193**	583	83	**9**	9	9	**15**	14	14
Increase (decrease) in unrealized gains on investments	**127**	(130)	(174)	**–**	–	–	**56**	9	(71)
Change in foreign currency exchange rate	**(43)**	34	4	**–**	–	–	**(25)**	6	30
Benefits paid	**(123)**	(122)	(110)	**(9)**	(9)	(9)	**(54)**	(53)	(50)
General and administrative expenses	**(8)**	(8)	(8)	**–**	–	–	**(3)**	(5)	(5)
Plan assets at fair value at end of period	**2,829**	2,473	2,138	**–**	–	–	**755**	743	770
Excess (deficit) of plan assets over projected benefit obligation	**72**	303	(63)	**(418)**	(351)	(329)	**(409)**	(365)	(208)
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**838**	527	414	**59**	14	23	**256**	238	95
Unrecognized prior service costs	**44**	54	64	**(27)**	(32)	(48)	**10**	14	12
Employer's contributions in fourth quarter	**47**	72	29	**2**	3	2	**9**	7	2
Prepaid pension asset (accrued benefit liability)	**$ 1,001**	$ 956	$ 444	**$ (384)**	$ (366)	$ (352)	**$ (134)**	$ (106)	$ (99)
Annual expense									
Net pension expense includes the following components:									
Benefits earned by employees	**$ 99**	$ 68	$ 78	**$ 8**	$ 9	$ 12	**$ 9**	$ 11	$ 28
Interest cost on projected benefit obligation	**155**	143	129	**24**	21	23	**63**	68	57
Expected return on plan assets[2]	**(170)**	(131)	(150)	**–**	–	–	**(46)**	(59)	(59)
Actuarial losses (gains) recognized in expense	**28**	24	14	**–**	–	5	**5**	3	5
Amortization of plan amendment costs	**10**	10	10	**(5)**	(6)	(6)	**7**	3	3
Total expense	**$ 122**	$ 114	$ 81	**$ 27**	$ 24	$ 34	**$ 38**	$ 26	$ 34
Actuarial assumptions used to determine the annual expense									
Weighted-average discount rate for projected benefit obligation[3]	**6.90%**	7.13%	5.68%	**6.70%**	6.30%	5.60%	**5.97%**	6.42%	5.63%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50	**3.50**	3.50	3.50	**2.19**	2.09	3.82
Weighted-average expected long-term rate of return on plan assets[4]	**6.75**	6.75	6.75	**n/a**	n/a	n/a	**6.70**	6.95	7.05
Actuarial assumptions used to determine the benefit obligation at end of period									
Weighted-average discount rate for projected benefit obligation	**5.81%**	6.90%	6.30%	**5.80%**	6.70%	6.30%	**5.40%**	5.94%	6.25%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50	**3.50**	3.50	3.50	**2.19**	2.09	2.38

[1] Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, and Supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The plan assets and obligation of the TD Banknorth defined benefit pension plan are measured as at October 31 (2008 – September 30).

[2] The actual return on plan assets for the principal pension plans was $243 million (2009 – $(169) million; 2008 – $(96) million).

[3] The Society was re-measured on October 31, 2008 using a 7.4% discount rate, reflecting the actuarial valuations as at October 31, 2008. The Plan was measured on March 1, 2009, the commencement date of the Plan, using an 8.3% discount rate.

[4] Net of fees and expenses for the Society.

The following table presents only those plans with projected benefit obligations in excess of plan assets at fair value.

Employee Future Benefit Plans Obligations, Assets and Funded Status

(millions of Canadian dollars)	Principal Pension Plans			Principal Non-Pension Post-Retirement Benefit Plan			Other Pension and Retirement Plans		
	2010	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Projected benefit obligation at end of period	**$ –**	$ 13	$ 2,201	**$ 418**	$ 351	$ 329	**$ 1,164**	$ 782	$ 329
Plan assets at fair value at end of period	**–**	1	2,138	**–**	–	–	**755**	413	2
Excess (deficit) of plan assets over projected benefit obligation	**–**	(12)	(63)	**(418)**	(351)	(329)	**(409)**	(369)	(327)

CASH FLOWS AND AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

The Bank's contributions to its pension plans and its principal non-pension post-retirement benefit plan are as follows:

Plan Contributions

(millions of Canadian dollars)	**2010**	2009	2008
Principal pension plans	**$ 168**	$ 626	$ 96
Principal non-pension post-retirement benefit plan	**9**	10	9
Other pension and retirement plans	**17**	18	10
Total	**$ 194**	$ 654	$ 115

Estimated Contributions

In 2011, the Bank or its subsidiaries expect to contribute $160 million to the principal pension plans, $15 million to the principal non-pension post-retirement benefit plan, and $21 million to the other pension and retirement plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

Estimated Future Benefit Payments

Estimated future benefit payments under the principal pension plans are $130 million for 2011; $137 million for 2012; $142 million for 2013; $146 million for 2014; $152 million for 2015; and $852 million for 2016 to 2020.

Estimated future benefit payments under the principal non-pension post-retirement benefit plan are $15 million for 2011; $16 million for 2012; $17 million for 2013; $19 million for 2014; $20 million for 2015; and $120 million for 2016 to 2020.

The Bank recognized the following amounts in the Consolidated Balance Sheet for the year ended October 31:

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)	**2010**	2009
Other assets		
Principal pension plans	**$ 1,001**	$ 956
Other pension and retirement plans		
CT defined benefit pension plan	**64**	65
TD Banknorth defined benefit retirement plan	**158**	135
Prepaid pension expense	**1,223**	1,156
Other liabilities		
Principal non-pension post-retirement benefit plan	**384**	366
Other pension and retirement plans		
TD Banknorth defined benefit retirement plan	**28**	–
Supplemental employee retirement plans	**328**	306
Other employee future benefits - net	**183**	183
Accrued benefit liability	**923**	855
Net amount recognized as at October 31	**$ 300**	$ 301

NOTE 25 INTEGRATION AND RESTRUCTURING CHARGES

As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives, the Bank incurred $17 million of restructuring charges during the year (2009 – $36 million; 2008 – $48 million). Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.

During 2010, the Bank also incurred integration charges of $90 million (2009 – $393 million; 2008 – $63 million). Integration charges consisted of costs related to resources dedicated to the integration, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding) and integration-related travel costs. In the Consolidated Statement of Income, the integration charges are included in non-interest expenses.

As at October 31, 2010, the total unutilized balance of restructuring costs of $11 million (2009 – $20 million; 2008 – $29 million) shown in the following table is included in other liabilities in the Consolidated Balance Sheet:

Restructuring Costs

(millions of Canadian dollars)				2010	2009	2008
	Human resources	**Real estate**	**Other**	**Total**	Total	Total
Balance at beginning of year	**$ –**	**$ 20**	**$ –**	**$ 20**	$ 29	$ 29
Restructuring costs arising during the year:						
U.S. Personal and Commercial Banking	**7**	**–**	**10**	**17**	36	48
Amount utilized during the year:						
Wholesale Banking	**–**	**2**	**–**	**2**	5	7
U.S. Personal and Commercial Banking	**7**	**7**	**8**	**22**	37	41
Foreign exchange and other adjustments	**–**	**(2)**	**–**	**(2)**	(3)	–
Balance at end of year	**$ –**	**$ 9**	**$ 2**	**$ 11**	$ 20	$ 29

NOTE 26 OTHER NON-INTEREST EXPENSES

Non-interest expenses – other include the following:

i) A special assessment charge of $55 million before tax ($35 million after tax) or US$49 million before tax (US$31 million after tax), was finalized by the Federal Deposit Insurance Corporation (FDIC), in the U.S., on May 22, 2009.

ii) A charge for settlement of TD Banknorth shareholder litigation. Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders' Litigation effective June 24, 2009, and the settlement became final.

iii) A positive adjustment of $477 million resulted from the reversal of a part of the Bank's reserve related to the Enron litigation in 2008.

NOTE 27 INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the 2010 Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Recovery of) Income Taxes

(millions of Canadian dollars)	2010	2009	2008
Provision for income taxes – Consolidated Statement of Income			
Current income taxes	**$ 1,164**	$ (95)	$ 429
Future income taxes	**98**	336	108
	1,262	241	537
Provision for income taxes – Statement of Other Comprehensive Income			
Current income taxes	**420**	688	(1,092)
Future income taxes	**548**	798	(598)
	968	1,486	(1,690)
Income taxes – other non-income related items including business combinations and other transition adjustments			
Current income taxes	**–**	(18)	–
Future income taxes	**(421)**	348	(463)
	(421)	330	(463)
Total provision for (recovery of) income taxes	**$ 1,809**	$ 2,057	$ (1,616)
Current income taxes			
Federal	**$ 878**	$ 539	$ (529)
Provincial	**539**	297	(237)
Foreign	**167**	(261)	103
	1,584	575	(663)
Future income taxes			
Federal	**(25)**	446	118
Provincial	**(16)**	238	57
Foreign	**266**	798	(1,128)
	225	1,482	(953)
Total provision for (recovery of) income taxes	**$ 1,809**	$ 2,057	$ (1,616)

Reconciliation to Statutory Tax Rate

(millions of Canadian dollars, except as noted)	2010		2009		2008	
Income taxes at Canadian statutory income tax rate	**$ 1,761**	**30.5%**	$ 1,006	31.8%	$ 1,342	32.7%
Increase (decrease) resulting from:						
Dividends received	**(283)**	**(4.9)**	(333)	(10.5)	(345)	(8.4)
Rate differentials on international operations	**(359)**	**(6.2)**	(448)	(14.1)	(457)	(11.1)
Agreement with Canada Revenue Agency[1]	**121**	**2.1**	–	–	–	–
Other – net	**22**	**0.3**	16	0.4	(3)	(0.1)
Provision for income taxes and effective income tax rate	**$ 1,262**	**21.8%**	$ 241	7.6%	$ 537	13.1%

[1] The Bank reached an agreement with the Canada Revenue Agency (CRA) that resulted in a $121 million increase in the provision for income tax. The agreement provides resolution to a number of outstanding tax matters related to certain discontinued strategies in the Wholesale Banking segment.

The net future income tax asset (liability) is composed of:

Net Future Income Tax Asset (Liability)

(millions of Canadian dollars)	2010	2009
Future income tax assets		
Allowance for credit losses	**$ 479**	$ 678
Premises and equipment	**137**	170
Securities	**–**	65
Goodwill	**59**	67
Employee benefits	**426**	545
Losses available for carry forward	**259**	141
Other	**301**	35
Total future income tax assets	**1,661**	1,701
Valuation allowance	**(194)**	(124)
Future income tax assets	**1,467**	1,577
Future income tax liabilities		
Securities	**(634)**	–
Intangible assets	**(692)**	(898)
Deferred income	**(78)**	(72)
Employee benefits	**(257)**	(323)
Other	**(266)**	(519)
Total future income tax liabilities	**(1,927)**	(1,812)
Net future income tax liability[1]	**$ (460)**	$ (235)

[1] Included in the October 31, 2010 net future income tax liability are future income tax assets (liabilities) of $(432) million (2009 – $(473) million) in Canada, $(12) million (2009 – $194 million) in the United States and $(16) million (2009 – $44 million) in international jurisdictions.

Earnings of certain subsidiaries are subject to additional tax upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $409 million as at October 31, 2010 (2009 – $462 million).

NOTE 28 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted-average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	2010	2009	2008
Basic earnings per share			
Net income available to common shareholders	**$ 4,450**	$ 2,953	$ 3,774
Average number of common shares outstanding (millions)	**867.1**	847.1	769.6
Basic earnings per share (Canadian dollars)	**$ 5.13**	$ 3.49	$ 4.90
Diluted earnings per share			
Net income available to common shareholders	**$ 4,450**	$ 2,953	$ 3,774
Average number of common shares outstanding (millions)	**867.1**	847.1	769.6
Stock options potentially exercisable as determined under the treasury stock method (millions)[1]	**5.0**	3.0	6.1
Average number of common shares outstanding – diluted (millions)	**872.1**	850.1	775.7
Diluted earnings per share (Canadian dollars)[1]	**$ 5.10**	$ 3.47	$ 4.87

[1] For 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 2,723 thousand with a weighted-average exercise price of $70.41 as the option price was greater than the average market price of the Bank's common shares. For 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 14,292 thousand with a weighted-average exercise price of $64.44 as the option price was greater than the average market price of the Bank's common shares. For 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of 7,077 thousand with a weighted-average exercise price of $68.94 as the option price was greater than the average market price of the Bank's common shares.

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part by using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.

If there is a difference between the value based on a valuation technique which includes inputs from observable markets, and the initial transaction price, the difference is referred to as inception profit or loss, and is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes significant non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or until it is extinguished.

VALUATION ADJUSTMENTS

The Bank recognizes various types of valuation adjustments to account for system limitations or measurement uncertainty in determining fair value when using valuation techniques. Valuation adjustments reflect the Bank's assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value

For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers' liability under acceptances, acceptances and securities borrowed or purchased under reverse repurchase agreements are considered to approximate carrying value.

Government and Government-related Securities

The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. U.S. municipal government securities are valued using inputs obtained from a widely accepted comprehensive U.S. municipal reference database, MuniView. Inputs include reported trades, material event notices, and new issuance data. Other inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity and concentration.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities
The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities. If there are trading restrictions on the equity security held, a valuation adjustment is recorded against available prices to reflect the nature of the restriction.

Retained Interests
The methods and assumptions used to determine fair value of retained interests are described in Note 5, Loan Securitizations.

Loans
The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased, including changes in the creditworthiness. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to approximate carrying value.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. Similar to other debt securities not classified as loans, when quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value, which includes trading loans and loans designated as trading under the fair value option, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers. The prices are corroborated as part of the Bank's independent review process, which may include using valuation techniques or obtaining consensus or composite prices from pricing services.

Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.

Prices derived by using models are recorded net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recorded against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

As at October 31, 2010, the credit risk valuation adjustment recorded against the model value of OTC derivatives was $178 million (2009 – $195 million).

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral.

For non-trading derivatives, fair value is determined on the same basis as for trading derivatives.

Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Obligations Related to Securities Sold Short
The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Subordinated Notes and Debentures
The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities
The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and values of inputs. Management consistently applies valuation models and controls over a period of time in the valuation process. The valuations are also validated by past experience and through actual cash settlement under the contract terms.

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities

(millions of Canadian dollars)		2010		2009
	Carrying value	**Fair value**	Carrying value	Fair value
FINANCIAL ASSETS				
Cash and due from banks	**$ 2,574**	**$ 2,574**	$ 2,414	$ 2,414
Interest-bearing deposits with banks	**19,136**	**19,136**	19,103	19,103
Trading securities[1]				
Government and government-related securities	**$ 23,921**	**$ 23,921**	$ 21,023	$ 21,023
Other debt securities	**9,206**	**9,206**	9,331	9,331
Equity securities	**24,978**	**24,978**	22,627	22,627
Retained interests	**1,437**	**1,437**	1,339	1,339
Total trading securities	**$ 59,542**	**$ 59,542**	$ 54,320	$ 54,320
Available-for-sale securities				
Government and government-related securities	**$ 59,761**	**$ 59,761**	$ 47,953	$ 47,953
Other debt securities	**36,361**	**36,361**	29,010	29,010
Equity securities	**2,005**	**2,173**	1,915	2,144
Debt securities reclassified from trading[2]	**4,228**	**4,228**	5,963	5,963
Total available-for-sale securities[3]	**$ 102,355**	**$ 102,523**	$ 84,841	$ 85,070
Held-to-maturity securities				
Government and government-related securities	**$ 9,119**	**$ 9,330**	$ 9,024	$ 9,244
Other debt securities	**596**	**607**	638	653
Total held-to-maturity securities	**$ 9,715**	**$ 9,937**	$ 9,662	$ 9,897
Securities purchased under reverse repurchase agreements	**$ 50,658**	**$ 50,658**	$ 32,948	$ 32,948
Loans[1]	**270,020**	**271,989**	253,128	253,448
Customers' liability under acceptances	**7,757**	**7,757**	9,946	9,946
Derivatives	**51,675**	**51,675**	49,445	49,445
Other assets	**13,988**	**13,988**	9,503	9,503
FINANCIAL LIABILITIES				
Deposits	**$ 406,980**	**$ 409,067**	$ 355,615	$ 358,696
Trading deposits	**22,991**	**22,991**	35,419	35,419
Acceptances	**7,757**	**7,757**	9,946	9,946
Obligations related to securities sold short	**23,695**	**23,695**	17,641	17,641
Obligations related to securities sold under repurchase agreements	**25,426**	**25,426**	16,472	16,472
Derivatives	**53,685**	**53,685**	48,152	48,152
Other liabilities	**15,905**	**15,905**	14,717	14,717
Subordinated notes and debentures	**12,506**	**13,529**	12,383	13,087
Liability for preferred shares and capital trust securities	**582**	**613**	1,445	1,484

[1] Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.

[2] Includes fair value of government and government-insured securities as at October 31, 2010, of $18 million (2009 – $38 million) and other debt securities of $4,210 million (2009 – $5,925 million).

[3] As at October 31, 2010, certain securities in the available-for-sale portfolio with a carrying value of $2,004 million (2009 – $2,242 million) do not have quoted market prices and are carried at cost. The fair value of these certain securities was $2,172 million (2009 – $2,471 million) and is included in the table above.

Fair Value Hierarchy

CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in loan securitizations and certain derivative contracts.

The following table presents as at October 31, 2010, the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value:

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value

(millions of Canadian dollars)				2010				2009
	Level 1	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS								
Trading securities[1]								
Government and government-related securities								
Canadian government debt								
Federal	**$ 2,625**	**$ 5,543**	**$ –**	**$ 8,168**	$ 4,426	$ 5,580	$ 15	$ 10,021
Provinces	**–**	**3,213**	**14**	**3,227**	–	2,605	4	2,609
U.S. Federal, state, municipal governments, and agencies debt	**765**	**6,546**	**37**	**7,348**	542	4,509	39	5,090
Other OECD government guaranteed debt	**–**	**4,102**	**–**	**4,102**	–	2,010	4	2,014
Mortgage-backed securities - residential	**–**	**1,076**	**–**	**1,076**	–	1,289	–	1,289
Other debt securities								
Canadian issuers	**16**	**3,134**	**51**	**3,201**	34	2,439	48	2,521
Other issuers	**–**	**5,923**	**82**	**6,005**	–	6,498	312	6,810
Equity securities								
Preferred shares	**27**	**–**	**–**	**27**	33	–	–	33
Common shares	**23,907**	**1,044**	**–**	**24,951**	21,818	775	1	22,594
Retained interests	**–**	**–**	**1,437**	**1,437**	–	–	1,339	1,339
	$ 27,340	**$ 30,581**	**$ 1,621**	**$ 59,542**	$ 26,853	$ 25,705	$ 1,762	$ 54,320
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 10,850**	**$ 398**	**$ –**	**$ 11,248**	$ 10,679	$ 202	$ –	$ 10,881
Provinces	**–**	**388**	**–**	**388**	–	380	–	380
U.S. Federal, state, municipal governments, and agencies debt	**–**	**10,792**	**–**	**10,792**	6	6,166	–	6,172
Other OECD government guaranteed debt	**–**	**11,140**	**–**	**11,140**	447	10,363	–	10,810
Mortgage-backed securities - residential	**–**	**25,862**	**–**	**25,862**	–	19,145	–	19,145
Other debt securities								
Asset-backed securities	**–**	**20,161**	**–**	**20,161**	97	11,963	–	12,060
Corporate and other debt	**39**	**16,137**	**24**	**16,200**	1,045	15,875	–	16,920
Equity securities								
Preferred shares	**105**	**–**	**–**	**105**	111	–	–	111
Common shares	**104**	**123**	**–**	**227**	89	68	–	157
Debt securities reclassified from trading[2]	**–**	**4,164**	**64**	**4,228**	–	5,795	168	5,963
	$ 11,098	**$ 89,165**	**$ 88**	**$ 100,351**	$ 12,474	$ 69,957	$ 168	$ 82,599
Loans[1]	**$ –**	**$ 245**	**$ 28**	**$ 273**	$ –	$ 328	$ 22	$ 350
Derivatives								
Interest rate contracts	**$ 4**	**$ 27,469**	**$ 46**	**$ 27,519**	$ 15	$ 24,126	$ 70	$ 24,211
Foreign exchange contracts	**385**	**19,328**	**170**	**19,883**	526	18,991	301	19,818
Credit contracts	**–**	**167**	**21**	**188**	–	1,090	390	1,480
Equity contracts	**11**	**2,742**	**557**	**3,310**	206	2,360	386	2,952
Commodity contracts	**150**	**620**	**5**	**775**	148	832	4	984
	$ 550	**$ 50,326**	**$ 799**	**$ 51,675**	$ 895	$ 47,399	$ 1,151	$ 49,445
FINANCIAL LIABILITIES								
Trading deposits	**$ –**	**$ 21,881**	**$ 1,110**	**$ 22,991**	$ –	$ 34,479	$ 940	$ 35,419
Obligations related to securities sold short	**10,846**	**12,819**	**30**	**23,695**	6,741	10,892	8	17,641
Derivatives								
Interest rate contracts	**$ 3**	**$ 25,632**	**$ 122**	**$ 25,757**	$ 15	$ 23,349	$ 160	$ 23,524
Foreign exchange contracts	**452**	**22,814**	**85**	**23,351**	518	18,581	74	19,173
Credit contracts	**–**	**180**	**43**	**223**	–	1,057	662	1,719
Equity contracts	**–**	**2,721**	**922**	**3,643**	202	1,836	778	2,816
Commodity contracts	**71**	**630**	**10**	**711**	150	762	8	920
	$ 526	**$ 51,977**	**$ 1,182**	**$ 53,685**	$ 885	$ 45,585	$ 1,682	$ 48,152

[1] Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.

[2] Includes fair value of government and government-insured securities as at October 31, 2010 of $18 million (2009 – $38 million) and other debt securities as at October 31, 2010 of $4,210 million (2009 – $5,925 million).

There were no significant transfers between Level 1 and Level 2 during the year ended October 31, 2010.

The following tables reconcile changes in fair value for all assets and liabilities measured at fair value using significant non-observable inputs (level 3) for the years ended October 31, 2010 and 2009.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)	Fair value as at Nov. 1, 2009	Total realized and unrealized gains (losses) Included in income[1]	Included in OCI	Movements Purchases	Issuances	Other[2]	Transfers Into Level 3	Out of Level 3	Fair value as at Oct. 31, 2010	Change in unrealized gains (losses) on instruments still held[3]
FINANCIAL ASSETS										
Trading securities										
Government and government-related securities										
Canadian government debt										
Federal	$ 15	$ –	$ –	$ –	$ –	$ (15)	$ –	$ –	$ –	$ –
Provinces	4	1	–	12	–	(23)	26	(6)	14	–
U.S. Federal, state, municipal governments, and agencies debt	39	6	–	–	–	(8)	–	–	37	2
Other OECD government guaranteed debt	4	1	–	6	–	(2)	–	(9)	–	–
Other debt securities										
Canadian issuers	48	3	–	82	–	(110)	62	(34)	51	1
Other issuers	312	19	–	432	–	(554)	123	(250)	82	–
Equity securities										
Common shares	1	–	–	1	–	(2)	–	–	–	–
Retained interests	1,339	173	–	–	669	(744)	–	–	1,437	99
	$ 1,762	$ 203	$ –	$ 533	$ 669	$ (1,458)	$ 211	$ (299)	$ 1,621	$ 102
Available-for-sale securities										
Other debt securities										
Corporate and other debt	$ –	$ –	$ (9)	$ –	$ –	$ –	$ 33	$ –	$ 24	$ (9)
Debt securities reclassified from trading	168	9	(3)	–	–	(20)	–	(90)	64	2
	$ 168	$ 9	$ (12)	$ –	$ –	$ (20)	$ 33	$ (90)	$ 88	$ (7)
Loans[4]	$ 22	$ 3	$ –	$ 8	$ –	$ (7)	$ 3	$ (1)	$ 28	$ 5
FINANCIAL LIABILITIES										
Trading deposits	$ 940	$ 52	$ –	$ –	$ 405	$ (287)	$ –	$ –	$ 1,110	$ 69
Obligations related to securities sold short	8	2	–	(13)	–	11	28	(6)	30	2
Derivatives[5]	$ 531	$ (35)	$ –	$ (122)	$ 255	$ (241)	$ (3)	$ (2)	$ 383	$ 33

[1] Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.

[2] Consists of sales and settlements.

[3] Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.

[4] Includes trading loans.

[5] Consists of derivative assets of $799 million (2009 – $1,151 million) and derivative liabilities of $1,182 million (2009 – $1,682 million), both of which are measured using level 3 inputs, as at October 31, 2010, which have been netted on this table for presentation purposes only.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities Measured

(millions of Canadian dollars)	Fair value as at Nov. 1, 2008	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at Oct. 31, 2009	Change in unrealized gains (losses) on instruments still held[3]
		Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3		
FINANCIAL ASSETS										
Trading securities										
Government and government-related securities										
Canadian government debt										
Federal	$ 26	$ 1	$ –	$ 1	$ –	$ (21)	$ 8	$ –	$ 15	$ –
Provinces	59	6	–	139	–	(254)	57	(3)	4	–
U.S. Federal, state, municipal governments, and agencies debt	46	1	–	3	–	(57)	46	–	39	(5)
Other OECD government guaranteed debt	381	16	–	118	–	(446)	40	(105)	4	–
Other debt securities										
Canadian issuers	375	(6)	–	36	–	(103)	52	(306)	48	(1)
Other issuers	711	76	–	216	–	(615)	387	(463)	312	34
Equity securities										
Common shares	–	–	–	78	–	(77)	–	–	1	–
Retained interests	523	(9)	–	–	1,262	(437)	–	–	1,339	(41)
	$ 2,121	$ 85	$ –	$ 591	$ 1,262	$ (2,010)	$ 590	$ (877)	$ 1,762	$ (13)
Available-for-sale securities										
Government and government-related securities										
U.S. Federal, state, municipal governments, and agencies debt	$ 10	$ –	$ –	$ –	$ –	$ (10)	$ –	$ –	$ –	$ –
Debt securities reclassified from trading	–	10	(3)	–	–	(30)	197	(6)	168	(17)
	$ 10	$ 10	$ (3)	$ –	$ –	$ (40)	$ 197	$ (6)	$ 168	$ (17)
Loans[4]	$ 51	$ 2	$ –	$ –	$ –	$ (73)	$ 54	$ (12)	$ 22	$ (5)
FINANCIAL LIABILITIES										
Trading deposits	$ 583	$ 44	$ –	$ –	$ 574	$ (300)	$ 39	$ –	$ 940	$ 60
Obligations related to securities sold short	268	–	–	(26)	–	(173)	–	(61)	8	–
Derivatives[5]	$ (431)	$ (148)	$ –	$ (129)	$ 353	$ 614	$ 270	$ 2	$ 531	$ 96

[1] Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.

[2] Consists of sales and settlements.

[3] Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.

[4] Includes trading loans.

[5] Consists of derivative assets of $799 million (2009 – $1,151 million) and derivative liabilities of $1,182 million (2009 – $1,682 million), both of which are measured using level 3 inputs, as at October 31, 2010, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occurred mainly due to the following reasons:

- Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
- Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable market inputs.

The following table demonstrates, the potential effect of using reasonable possible alternative assumptions for financial assets and financial liabilities held, as at October 31, that are classified as Level 3 in the fair value hierarchy. In calculating these ranges, the Bank considered the effects of changes to certain non-observable inputs such as correlation and recovery rates.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)	**2010**		2009	
	Impact to net assets		Impact to net assets	
	Decrease in fair value	**Increase in fair value**	Decrease in fair value	Increase in fair value
FINANCIAL ASSETS				
Trading securities				
Government and government related securities				
Canadian government debt				
U.S. Federal, state, municipal governments, and agencies debt	**$ 1**	**$ 1**	$ –	$ –
Other debt securities				
Canadian issuers	**1**	**1**	3	3
Other issuers	**–**	**–**	1	1
Equity securities				
Retained interests	**52**	**54**	48	50
Total trading securities	**54**	**56**	52	54
Available-for-sale securities				
Government and government related securities				
Debt securities reclassified from trading	**1**	**1**	3	3
Total available for sale securities	**1**	**1**	3	3
Loans	**2**	**2**	2	2
Derivatives	**3**	**25**	39	46
FINANCIAL LIABILITIES				
Trading deposits	**3**	**2**	5	5
Obligations related to securities sold short	**1**	**1**	–	–
Derivatives	**49**	**24**	58	51
Total	**$ 113**	**$ 111**	$ 159	$ 161

A Level 3 financial asset or liability is first recognized at its transaction price. The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs used to value these instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs.

(millions of Canadian dollars)	**2010**	2009
Balance at beginning of year	**$ 19**	$ 33
New transactions	**11**	4
Recognized in the Consolidated Statement of Income during the year	**(18)**	(18)
Balance at end of year	**$ 12**	$ 19

NOTE 30 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

Interest Rate Risk

(billions of Canadian dollars, except as noted)

								2010
	Floating rate	**Within 3 months**	**3 months to 1 year**	**Total within 1 year**	**Over 1 year to 5 years**	**Over 5 years**	**Non-interest sensitive**	**Total**
Assets								
Cash resources and other	$ 4.4	$ 15.8	$ 1.0	$ 21.2	$ –	$ –	$ 0.5	$ 21.7
Effective yield		*0.1%*	*1.3%*		*–%*	*–%*		
Trading securities	$ 7.1	$ 7.0	$ 7.2	$ 21.3	$ 10.0	$ 5.9	$ 22.3	$ 59.5
Effective yield		*1.6%*	*1.6%*		*3.2%*	*3.2%*		
Available-for-sale	$ 0.2	$ 53.1	$ 11.1	$ 64.4	$ 30.8	$ 6.5	$ 0.6	$ 102.3
Effective yield		*0.4%*	*1.1%*		*1.7%*	*2.2%*		
Held-to-maturity	$ –	$ 0.6	$ 0.7	$ 1.3	$ 8.3	$ –	$ 0.1	$ 9.7
Effective yield		*2.8%*	*3.1%*		*2.8%*	*–%*		
Securities purchased under reverse repurchase agreements	$ 5.1	$ 33.7	$ 6.9	$ 45.7	$ 3.1	$ 0.9	$ 1.0	$ 50.7
Effective yield		*0.7%*	*0.3%*		*1.7%*	*3.0%*		
Loans	$ 7.5	$ 154.4	$ 21.4	$ 183.3	$ 66.6	$ 14.5	$ 5.6	$ 270.0
Effective yield		*4.1%*	*4.9%*		*5.2%*	*5.2%*		
Other	$ 59.4	$ –	$ –	$ 59.4	$ –	$ –	$ 46.2	$ 105.6
Total assets	**$ 83.7**	**$ 264.6**	**$ 48.3**	**$ 396.6**	**$ 118.8**	**$ 27.8**	**$ 76.3**	**$ 619.5**
Liabilities and shareholders' equity								
Trading deposits	$ –	$ 12.4	$ 9.2	$ 21.6	$ 0.1	$ 0.3	$ 1.0	$ 23.0
Effective yield		*0.3%*	*0.3%*		*1.7%*	*2.8%*		
Other deposits	$ 144.4	$ 51.6	$ 38.3	$ 234.3	$ 42.8	$ 2.3	$ 127.6	$ 407.0
Effective yield		*1.2%*	*1.7%*		*2.9%*	*7.8%*		
Obligations related to securities sold short	$ 23.7	$ –	$ –	$ 23.7	$ –	$ –	$ –	$ 23.7
Obligations related to securities sold under repurchase agreements	$ 1.6	$ 21.9	$ 0.3	$ 23.8	$ 1.0	$ 0.6	$ –	$ 25.4
Effective yield		*0.5%*	*1.1%*		*1.4%*	*2.8%*		
Subordinated notes and debentures	$ –	$ –	$ 0.2	$ 0.2	$ 11.8	$ 0.5	$ –	$ 12.5
Effective yield		*–%*	*7.6%*		*5.4%*	*5.1%*		
Other	$ 61.4	$ –	$ –	$ 61.4	$ 0.6	$ –	$ 23.6	$ 85.6
Shareholders' equity	$ –	$ 0.4	$ –	$ 0.4	$ 3.0	$ –	$ 38.9	$ 42.3
Total liabilities and shareholders' equity	**$ 231.1**	**$ 86.3**	**$ 48.0**	**$ 365.4**	**$ 59.3**	**$ 3.7**	**$ 191.1**	**$ 619.5**
Net position	**$ (147.4)**	**$ 178.3**	**$ 0.3**	**$ 31.2**	**$ 59.5**	**$ 24.1**	**$ (114.8)**	**$ –**

Interest Rate Risk by Category

(billions of Canadian dollars)

	Floating rate	**Within 3 months**	**3 months to 1 year**	**Total within 1 year**	**Over 1 year to 5 years**	**Over 5 years**	**Non-interest sensitive**	**Total**
2010								
Canadian currency	$ (91.1)	$ 122.5	$ (4.5)	$ 26.9	$ 17.0	$ 8.1	$ (60.7)	$ (8.7)
Foreign currency	(56.3)	55.8	4.8	4.3	42.5	16.0	(54.1)	8.7
Net position	**$ (147.4)**	**$ 178.3**	**$ 0.3**	**$ 31.2**	**$ 59.5**	**$ 24.1**	**$ (114.8)**	**$ –**
2009								
Total assets	$ 73.6	$ 231.5	$ 39.9	$ 345.0	$ 106.5	$ 31.2	$ 74.5	$ 557.2
Total liabilities and shareholders' equity	202.3	69.2	47.1	318.6	57.6	17.5	163.5	557.2
Net position	$ (128.7)	$ 162.3	$ (7.2)	$ 26.4	$ 48.9	$ 13.7	$ (89.0)	$ –

NOTE 31 CONTINGENT LIABILITIES, COMMITMENTS, PLEDGED ASSETS, COLLATERAL AND GUARANTEES

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan related. Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. See also the Guarantees section below for further details.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 6.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	2010	2009
Financial and performance standby letters of credit	**$ 14,299**	$ 13,311
Documentary and commercial letters of credit	**262**	354
Commitments to extend credit[1]		
Original term to maturity of one year or less	**22,947**	25,197
Original term to maturity of more than one year	**39,849**	36,182
Total	**$ 77,357**	$ 75,044

[1] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

In addition, the Bank is committed to fund $423 million (2009 – $459 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $626 million for 2011; $582 million for 2012; $545 million for 2013; $462 million for 2014; $397 million for 2015, and $1,949 million for 2016 and thereafter.

Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $37 million for 2011; $10 million for 2012; $10 million for 2013; $8 million for 2014; $7 million for 2015, and $25 million for 2016 and thereafter.

The premises and equipment net rental expense, included under non-interest expenses in the Consolidated Statement of Income, for the year ended October 31, 2010 was $786 million (2009 – $844 million; 2008 – $679 million).

Pledged Assets, Repurchase Agreements and Collateral

In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2010, securities and other assets with a carrying value of $46 billion (2009 – $32 billion) were pledged in respect of securities sold short or under repurchase agreements. As at October 31, 2010, $2.2 billion (2009 – nil) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a VIE which is consolidated by the Bank. In addition, as at October 31, 2010, assets with a carrying value of $17 billion (2009 – $8 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2010 amounted to $12 billion (2009 – $13 billion).

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2010, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $24.2 billion (2009 – $23.2 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.7 billion as at October 31, 2010 (2009 – $6.3 billion).

GUARANTEES

Guarantees issued by the Bank include contracts that require payments to be made to the guaranteed party based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value. The Bank's release from risk is recognized over the term of the guarantee using a systematic and rational amortization method. If the guarantee qualifies as a derivative, they are remeasured at fair value at each balance sheet date and reported as derivatives in other assets or other liabilities as appropriate. The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Recourse – Service Agreements

The Bank sells mortgage loans to the TD Mortgage Fund, a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties and are government guaranteed. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank may be required to repurchase the mortgage loans at the expiration, renewal, or credit default of the mortgage loans at their carrying amount. In addition, if the mutual fund is experiencing liquidity issues, the Bank may be required to repurchase mortgage loans at their fair value. The repurchase obligations do not preclude sale treatment as the Bank does not maintain effective control over the transferred mortgage loans. Generally, the term of these agreements do not exceed five years.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally, the term of these credit facilities do not exceed 14 years.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2010 is $120 billion (2009 – $123 billion).

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)	2010	2009
Financial and performance standby letters of credit	**$ 14,057**	$ 12,999
Assets sold with recourse	**1,510**	870
Credit enhancements and other	**242**	312
Total	**$ 15,809**	$ 14,181

NOTE 32 CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

(millions of Canadian dollars, except as noted)	Loans and customers' liability under acceptances[1]		Credit instruments[2,3]		Derivative financial instruments[4,5]	
	2010	2009	**2010**	2009	**2010**	2009
Canada	**72%**	71%	**56%**	62%	**34%**	34%
United States[6]	**26**	26	**36**	32	**20**	21
United Kingdom	**1**	1	**2**	2	**14**	12
Europe – other[7]	**1**	1	**2**	2	**24**	26
International	**–**	1	**4**	2	**8**	7
Total	**100%**	100%	**100%**	100%	**100%**	100%
	$ 277,777	$ 263,074	**$ 77,357**	$ 75,044	**$ 51,071**	$ 48,542

[1] Of the total loans and customers' liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2010 was: Real estate 10% (2009 – 10%).

[2] As at October 31, 2010, the Bank had commitments and contingent liability contracts in the amount of $77,357 million (2009 – $75,044 million). Included are commitments to extend credit totalling $62,795 million (2009 – $61,379 million), of which the credit risk is dispersed as detailed in the table above.

[3] Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2010: Financial institutions 22% (2009 – 23%); oil and gas 11% (2009 – 10%); government and public sector 9% (2009 – 7%); power and utilities 6% (2009 – 6%); health and social services 6%(2009 – 5%); metal and mining 5%(2009 – 3%); and other 7% (2009 – 8%).

[4] As at October 31, 2010, the current replacement cost of derivative financial instruments amounted to $51,071 million (2009 – $48,542 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

[5] The largest concentration by counterparty type was with financial institutions (including non banking financial institutions), which accounted for 79% of the total (2009 – 83%). The second largest concentration was with governments, which accounted for 13% of the total (2009 – 9%). No other industry segment exceeded 5% of the total.

[6] Debt securities classified as loans were 2% (2009 – 3%) of the total loans and customers' liability under acceptances.

[7] Debt securities classified as loans were 1% (2009 – 1%) of the total loans and customers' liability under acceptances.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)	**2010**	2009
Cash and due from banks	**$ 1,625**	$ 1,337
Interest-bearing deposits with banks	**19,136**	19,103
Securities[1]		
Trading		
Government and government-insured securities	**23,921**	21,023
Other debt securities	**9,206**	9,331
Retained Interest	**1,437**	1,339
Available-for-sale[2]		
Government and government-insured securities	**59,761**	47,953
Other debt securities	**40,589**	34,973
Held-to-maturity[2]		
Government and government-insured securities	**9,119**	9,024
Other debt securities	**596**	638
Securities purchased under reverse repurchase agreements	**50,658**	32,948
Loans		
Residential mortgages	**71,444**	65,613
Consumer instalment and other personal	**100,402**	93,867
Credit card	**8,578**	7,853
Business and government	**82,308**	74,971
Debt securities classified as loans[2]	**7,288**	10,824
Customers' liability under acceptances	**7,757**	9,946
Derivatives[3]	**85,995**	84,000
Other assets	**13,925**	9,439
Total assets	**593,745**	534,182
Credit instruments[4]	**77,357**	75,044
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	**118,255**	112,354
Total credit exposure	**$ 789,357**	$ 721,580

[1] Excludes equity securities.

[2] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1.

[3] The gross maximum credit exposure for derivatives is based on the credit equivalent amount. The amounts exclude exchange traded derivatives. See Note 8.

[4] The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 31.

Credit Quality of Financial Assets

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral and external credit assessments. These assets relate primarily to the Bank's U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk - Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-Weights

(millions of Canadian dollars)	0%	20%	35%	50%	75%	100%	150%	Total
2010								
Loans								
Residential mortgages	$ 52	$ 245	$ 8,127	$ –	$ 1,525	$ 148	$ 2	$ 10,099
Consumer instalment and other personal	–	582	2,469	–	13,912	40	44	17,047
Credit card	–	–	–	–	916	–	18	934
Business and government	1,014	1,395	–	–	2,330	36,580	1,142	42,461
Debt securities classified as loans[1]	–	284	–	–	–	19	–	303
Total loans	1,066	2,506	10,596	–	18,683	36,787	1,206	70,844
Securities – held-to-maturity	–	–	–	–	–	–	–	–
Securities purchased under reverse repurchase agreement	–	2,040	–	–	–	–	–	2,040
Customers' liability under acceptances	–	–	–	–	–	5	–	5
Other assets[2]	35	1,063	–	–	–	–	–	1,098
Total assets	1,101	5,609	10,596	–	18,683	36,792	1,206	73,987
Off-balance sheet credit instruments	9	1,849	–	–	659	9,824	–	12,341
Total	$ 1,110	$ 7,458	$10,596	$ –	$ 19,342	$ 46,616	$ 1,206	$ 86,328
2009								
Loans								
Residential mortgages	$ 91	$ –	$ 5,964	$ –	$ 1,266	$ 159	$ 3	$ 7,483
Consumer instalment and other personal	–	–	2,243	–	15,168	26	51	17,488
Credit card	–	–	–	–	820	–	23	843
Business and government	415	735	–	1	1,620	33,508	856	37,135
Debt securities classified as loans[1]	–	167	–	–	–	86	–	253
Total loans	506	902	8,207	1	18,874	33,779	933	63,202
Securities – held-to-maturity	–	–	–	–	–	–	–	–
Securities purchased under reverse repurchase agreement	–	2,164	–	–	–	–	–	2,164
Customers' liability under acceptances	–	–	–	–	–	7	–	7
Other assets[2]	1,902	1,708	–	2	–	–	–	3,612
Total assets	2,408	4,774	8,207	3	18,874	33,786	933	68,985
Off-balance sheet credit instruments	5	1,626	–	–	295	8,929	–	10,855
Total	$ 2,413	$ 6,400	$ 8,207	$ 3	$ 19,169	$ 42,715	$ 933	$ 79,840

[1] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1.

[2] Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel II Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank's historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating

(millions of Canadian dollars)	Investment grade	Non-investment grade	Watch and classified	Impaired/ defaulted	Total
2010					
Loans					
Residential mortgages	**$ 37,285**	**$ –**	**$ –**	**$ –**	**$ 37,285**
Consumer instalment and other personal	**32,616**	**153**	**–**	**–**	**32,769**
Business and government	**17,648**	**16,668**	**719**	**224**	**35,259**
Debt securities classified as loans	**6,414**	**151**	**495**	**–**	**7,060**
Total loans	**93,963**	**16,972**	**1,214**	**224**	**112,373**
Securities – held-to-maturity	**9,715**	**–**	**–**	**–**	**9,715**
Securities purchased under reverse repurchase agreement	**42,146**	**6,359**	**113**	**–**	**48,618**
Customers' liability under acceptances	**3,948**	**3,699**	**101**	**4**	**7,752**
Other assets[1]	**18,684**	**4**	**1**	**–**	**18,689**
Total assets	**168,456**	**27,034**	**1,429**	**228**	**197,147**
Off-balance sheet credit instruments	**44,612**	**5,071**	**174**	**9**	**49,866**
Total	**$ 213,068**	**$ 32,105**	**$ 1,603**	**$ 237**	**$ 247,013**
2009					
Loans					
Residential mortgages	$ 38,681	$ –	$ –	$ –	$ 38,681
Consumer instalment and other personal	31,951	235	–	–	32,186
Business and government	16,389	15,675	924	365	33,353
Debt securities classified as loans	9,057	683	733	199	10,672
Total loans	96,078	16,593	1,657	564	114,892
Securities – held-to-maturity	9,662	–	–	–	9,662
Securities purchased under reverse repurchase agreement	27,094	3,690	–	–	30,784
Customers' liability under acceptances	5,040	4,798	96	5	9,939
Other assets[1]	15,785	52	4	–	15,841
Total assets	153,659	25,133	1,757	569	181,118
Off-balance sheet credit instruments	42,911	5,091	232	29	48,263
Total	$ 196,570	$ 30,224	$ 1,989	$ 598	$ 229,381

[1] Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]

(millions of Canadian dollars)	Low risk	Normal risk	Medium risk	High risk	Default	Total
2010						
Loans						
Residential mortgages	**$ 8,069**	**$ 10,156**	**$ 4,556**	**$ 1,230**	**$ 112**	**$ 24,123**
Consumer instalment and other personal	**6,550**	**22,166**	**17,047**	**5,060**	**241**	**51,064**
Credit card	**714**	**2,012**	**2,848**	**2,301**	**61**	**7,936**
Business and government	**218**	**1,944**	**2,088**	**1,355**	**71**	**5,676**
Total loans	**15,551**	**36,278**	**26,539**	**9,946**	**485**	**88,799**
Total assets	**15,551**	**36,278**	**26,539**	**9,946**	**485**	**88,799**
Off-balance sheet credit instruments	**17,680**	**16,179**	**6,125**	**1,432**	**5**	**41,421**
Total	**$ 33,231**	**$ 52,457**	**$ 32,664**	**$ 11,378**	**$ 490**	**$ 130,220**
2009						
Loans						
Residential mortgages	$ 6,586	$ 7,434	$ 4,257	$ 1,106	$ 118	$ 19,501
Consumer instalment and other personal	5,976	20,443	14,442	3,626	196	44,683
Credit card	655	1,831	2,554	2,198	71	7,309
Business and government	184	1,791	2,037	1,371	95	5,478
Total loans	13,401	31,499	23,290	8,301	480	76,971
Total assets	13,401	31,499	23,290	8,301	480	76,971
Off-balance sheet credit instruments	16,960	15,836	6,197	1,410	6	40,409
Total	$ 30,361	$ 47,335	$ 29,487	$ 9,711	$ 486	$ 117,380

[1] Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated as trading under the fair value option, which are carried at fair value on the Consolidated Balance Sheet.

NOTE 33 | SEGMENTED INFORMATION

For management reporting purposes, the Bank's operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, operating under the brand name, TD Bank, America's Most Convenient Bank, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking in Canada as well as the Bank's global insurance operations and provides financial products and services to personal, small business, insurance, and commercial customers. Wealth Management provides investment products and services to institutional and retail investors and includes the Bank's equity investment in TD Ameritrade. U.S. Personal and Commercial Banking provides commercial banking, insurance agency, wealth management, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to Canadian Personal and Commercial Banking, and the U.S. wealth management businesses to Wealth Management for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.

The Bank's other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, general provision for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax benefits, and residual unallocated revenue and expenses.

Results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

As noted in Note 5, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and impairment related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with GAAP together with income earned on the retained interests net of credit losses incurred are included in other income.

The Bank purchases credit default swaps (CDS) to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in volatility in earnings from period to period which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.

As discussed in Note 2, the Bank reclassified certain debt securities from trading to available-for-sale category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

Results by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking[1,2]	Wholesale Banking	Corporate	Total
2010						
Net interest income	$ 7,134	$ 336	$ 3,579	$ 1,815	$ (1,321)	$ 11,543
Non-interest income	3,237	2,121	1,180	1,059	425	8,022
Provision for (reversal of) credit losses	1,046	–	646	25	(92)	1,625
Non-interest expenses	4,934	1,813	2,910	1,395	1,111	12,163
Income (loss) before income taxes	4,391	644	1,203	1,454	(1,915)	5,777
Provision for (recovery of) income taxes	1,296	197	230	588	(1,049)	1,262
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	106	106
Equity in net income of an associated company, net of income taxes	–	194	–	–	41	235
Net income (loss)	$ 3,095	$ 641	$ 973	$ 866	$ (931)	$ 4,644
Total assets						
Balance sheet	$ 198,058	$ 20,836	$ 179,604	$ 188,824	$ 32,223	$ 619,545
Securitized[3]	65,615	–	–	4,023	(19,027)	50,611

Results by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking[1,2]	Wholesale Banking	Corporate	Total
2009						
Net interest income	$ 6,348	$ 270	$ 3,607	$ 2,488	$ (1,387)	$ 11,326
Non-interest income	3,101	1,935	1,117	733	(352)	6,534
Provision for (reversal of) credit losses	1,155	–	948	164	213	2,480
Non-interest expenses	4,725	1,701	3,213	1,417	1,155	12,211
Income (loss) before income taxes	3,569	504	563	1,640	(3,107)	3,169
Provision for (recovery of) income taxes	1,097	159	(70)	503	(1,448)	241
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	111	111
Equity in net income of an associated company, net of income taxes	–	252	–	–	51	303
Net income (loss)	$ 2,472	$ 597	$ 633	$ 1,137	$ (1,719)	$ 3,120
Total assets						
Balance sheet	$ 183,236	$ 20,592	$ 153,820	$ 164,939	$ 34,632	$ 557,219
Securitized[3]	57,659	–	–	4,057	(13,740)	47,976
2008						
Net interest income	$ 5,790	$ 347	$ 2,144	$ 1,318	$ (1,067)	$ 8,532
Non-interest income	3,036	1,981	853	(68)	335	6,137
Provision for (reversal of) credit losses	766	–	226	106	(35)	1,063
Non-interest expenses	4,522	1,615	1,791	1,199	375	9,502
Income (loss) before income taxes	3,538	713	980	(55)	(1,072)	4,104
Provision for (recovery of) income taxes	1,114	233	258	(120)	(948)	537
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	43	43
Equity in net income of an associated company, net of income taxes	–	289	–	–	20	309
Net income (loss)	$ 2,424	$ 769	$ 722	$ 65	$ (147)	$ 3,833
Total assets						
Balance sheet	$ 172,389	$ 15,399	$ 126,996	$ 215,013	$ 33,417	$ 563,214
Securitized[3]	42,817	–	–	3,022	(13,259)	32,580

[1] Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking include Commerce.

[2] As explained in Note 1, effective the second quarter ended April 30, 2009, as a result of the alignment of reporting period of U.S. entities, TD Bank, N.A., which currently operates as TD Bank, America's Most Convenient Bank, is consolidated using the same period as the Bank.

[3] Securitized assets continue to be reported under the segments the original loans originated from.

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	Total revenue	Income before income taxes	Net income	Goodwill	Total assets
2010					
Canada	**$ 12,741**	**$ 3,689**	**$ 2,637**	**$ 1,530**	**$ 355,021**
United States	**4,953**	**518**	**502**	**12,880**	**207,755**
International	**1,871**	**1,570**	**1,505**	**50**	**56,769**
Total	**$ 19,565**	**$ 5,777**	**$ 4,644**	**$ 14,460**	**$ 619,545**
2009					
Canada	$ 12,154	$ 2,938	$ 2,256	$ 1,529	$ 329,454
United States	3,906	(1,265)	(541)	13,432	177,593
International	1,800	1,496	1,405	54	50,172
Total	$ 17,860	$ 3,169	$ 3,120	$ 15,015	$ 557,219
2008					
Canada	$ 10,770	$ 3,186	$ 2,486	$ 1,529	$ 352,418
United States	2,925	216	487	13,265	154,418
International	974	702	860	48	56,378
Total	$ 14,669	$ 4,104	$ 3,833	$ 14,842	$ 563,214

NOTE 34 RELATED-PARTY TRANSACTIONS

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

Loans to Officers and Directors and their Associates

(millions of Canadian dollars)	**2010**	2009
Personal loans, including mortgages	**$ 11**	$ 9
Business loans	**182**	175
Total	**$ 193**	$ 184

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 23 for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade's Board of Directors. Three of the five TD-designated directors currently include our CEO, our former Group Head Wealth Management and an independent director of TD.

A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $713.5 million in 2010 (2009 – $653.7 million; 2008 – $657.0 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $39.2 billion in 2010 (2009 – $22.0 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.

As at October 31, 2010, amounts receivable from TD Ameritrade were $52.9 million (2009 – $39.8 million). As at October 31, 2010, amounts payable to TD Ameritrade were $81.9 million (2009 – $73.8 million).

SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor's results using the equity method of accounting. During the year, the Bank paid $133.7 million (2009 – $134.7 million; 2008 – $164.0 million) for these services. As at October 31, 2010, the amount payable to Symcor was $12.7 million (2009 – $12.3 million).

NOTE 35 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A, relating to credit, market and liquidity risks are an integral part of the 2010 Consolidated Financial Statements.

NOTE 36 SUBSEQUENT EVENTS

MEDIUM TERM NOTES

On November 2, 2010, the Bank issued $1 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. For further details, see Note 14.

On November 29, 2010, the Bank announced its intention to redeem on January 18, 2011 all its outstanding 4.317% medium term notes due January 18, 2016.

PRINCIPAL SUBSIDIARIES

Canada

(millions of dollars)		As at October 31, 2010
Canada	Address of Head or Principal Office	Carrying value of shares owned by the Bank
CT Financial Assurance Company (99.9%)	Toronto, Ontario	$ 125
Meloche Monnex Inc.	Montreal, Quebec	1,357
Security National Insurance Company	Montreal, Quebec	
Primmum Insurance Company	Toronto, Ontario	
TD Direct Insurance Inc.	Toronto, Ontario	
TD General Insurance Company	Toronto, Ontario	
TD Home and Auto Insurance Company	Toronto, Ontario	
TD Asset Finance Corp.	Toronto, Ontario	140
TD Asset Management Inc.	Toronto, Ontario	591
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	
TD Financing Services Home Inc.	Toronto, Ontario	3
TD Financing Services Inc.	Toronto, Ontario	521
TD Investment Services Inc.	Toronto, Ontario	29
TD Life Insurance Company	Toronto, Ontario	44
TD Mortgage Corporation	Toronto, Ontario	10,008
TD Pacific Mortgage Corporation	Vancouver, British Columbia	
The Canada Trust Company	Toronto, Ontario	
TD Mortgage Investment Corporation	Calgary, Alberta	533
TD Nordique Investments Limited	Vancouver, British Columbia	356
TD Parallel Private Equity Investors Ltd.	Toronto, Ontario	117
TD Securities Inc.	Toronto, Ontario	3,470
TD Timberlane Investments Limited	Vancouver, British Columbia	5,537
TD McMurray Investments Limited	Vancouver, British Columbia	
TD Redpath Investments Limited	Vancouver, British Columbia	
TD Riverside Investments Limited	Vancouver, British Columbia	
TD US P & C Holdings ULC	Calgary, Alberta	25,128
TD Bank US Holding Company	Portland, Maine	
TD Bank USA, National Association	Portland, Maine	
TD Bank, National Association	Wilmington, Delaware	
TD Vermillion Holdings ULC	Calgary, Alberta	14,337
TD Financial International Ltd.	Hamilton, Bermuda	
Canada Trustco International Limited	St. Michael, Barbados	
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	
Toronto Dominion International Inc.	St. Michael, Barbados	
TD Waterhouse Canada Inc.	Toronto, Ontario	1,950
Truscan Property Corporation	Toronto, Ontario	158

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located.

PRINCIPAL SUBSIDIARIES

United States and Other International

(millions of dollars)		As at October 31, 2010
United States	Address of Head or Principal Office	Carrying value of shares owned by the Bank
TDAM USA Inc.	Wilmington, Delaware	$ 2
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	1,449
TD Holdings II Inc.	New York, New York	
TD Securities (USA) LLC	New York, New York	
Toronto Dominion (Texas) LLC	New York, New York	
Toronto Dominion (New York) LLC	New York, New York	
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	
Toronto Dominion Investments, Inc.	Houston, Texas	
Other International		
Internaxx Bank S.A.	Luxembourg, Luxembourg	46
NatWest Personal Financial Management Limited (50%)	London, England	59
NatWest Stockbrokers Limited	London, England	
TD Ireland	Dublin, Ireland	1,308
TD Global Finance	Dublin, Ireland	
TD Luxembourg International Holdings	Luxembourg, Luxembourg	5,485
TD AMERITRADE Holding Corporation (45.93%)	Omaha, Nebraska	
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	260
TD Waterhouse Investor Services (UK) Limited	Leeds, England	94
TD Waterhouse Investor Services (Europe) Limited	Leeds, England	
Toronto Dominion Investments B.V.	London, England	953
TD Bank Europe Limited	London, England	
Toronto Dominion Holdings (U.K.) Limited	London, England	
TD Securities Limited	London, England	
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	763

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located. TD AMERITRADE Holding Corporation is not a subsidiary of the Bank as the Bank does not control it; TD Luxembourg International Holdings and its ownership of TD AMERITRADE Holding Corporation is included given the significance of the Bank's investment in TD AMERITRADE Holding Corporation.

Ten-year Statistical Review[1]

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2010	2009	2008
Assets			
Cash resources and other	**$ 21,710**	$ 21,517	$ 17,946
Securities	**171,612**	148,823	144,125
Securities purchased under reverse repurchase agreements	**50,658**	32,948	42,425
Loans (net of allowance for loan losses)	**270,020**	253,128	219,624
Other	**105,545**	100,803	139,094
Total Assets	**619,545**	557,219	563,214
Liabilities			
Deposits	**$ 429,971**	$ 391,034	$ 375,694
Other	**132,691**	112,078	140,406
Subordinated notes and debentures	**12,506**	12,383	12,436
Liabilities for preferred shares and capital trust securities	**582**	1,445	1,444
Non-controlling interest in subsidiaries	**1,493**	1,559	1,560
	577,243	518,499	531,540
Shareholders' equity			
Common shares	**16,730**	15,357	13,278
Preferred shares	**3,395**	3,395	1,875
Treasury shares[2]	**(92)**	(15)	(79)
Contributed surplus	**305**	336	392
Retained earnings	**20,959**	18,632	17,857
Accumulated other comprehensive income (loss)	**1,005**	1,015	(1,649)
	42,302	38,720	31,674
Total Liabilities and Shareholders' equity	**$ 619,545**	$ 557,219	$ 563,214

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)	2010	2009	2008
Net interest income	**$ 11,543**	$ 11,326	$ 8,532
Non-interest income	**8,022**	6,534	6,137
Total revenue	**19,565**	17,860	14,669
Dilution gain on investment, net of cost	**–**	–	–
Provision for (reversal of) credit losses	**1,625**	2,480	1,063
Non-interest expenses	**12,163**	12,211	9,502
Income (loss) before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	**5,777**	3,169	4,104
Provision for (recovery of) income taxes	**1,262**	241	537
Non-controlling interests in subsidiaries, net of income taxes	**106**	111	43
Equity in net income of an associated company, net of income taxes	**235**	303	309
Net income (loss)	**4,644**	3,120	3,833
Preferred dividends	**194**	167	59
Net income (loss) available to common shareholders	**$ 4,450**	$ 2,953	$ 3,774

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)	2010	2009	2008
Net interest income	**$ 11,543**	$ 11,326	$ 8,532
Non-interest income	**8,020**	7,294	5,840
Total revenue	**19,563**	18,620	14,372
Dilution gain on investment, net of cost	**–**	–	–
Provision for credit losses	**1,685**	2,225	1,046
Non-interest expenses	**11,464**	11,016	9,291
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	**6,414**	5,379	4,035
Provision for income taxes	**1,387**	923	554
Non-controlling interests in subsidiaries, net of income taxes	**106**	111	43
Equity in net income of an associated company, net of income taxes	**307**	371	375
Net income	**5,228**	4,716	3,813
Preferred dividends	**194**	167	59
Net income available to common shareholders	**$ 5,034**	$ 4,549	$ 3,754

2007	2006	2005	2004	2003	2002	2001
$ 16,536	$ 10,782	$ 13,418	$ 9,038	$ 7,719	$ 6,538	$ 5,945
123,036	124,458	108,096	98,280	79,665	82,197	97,194
27,648	30,961	26,375	21,888	17,475	13,060	20,205
175,915	160,608	152,243	123,924	118,058	122,627	119,673
78,989	66,105	65,078	57,897	50,615	53,618	44,821
422,124	392,914	365,210	311,027	273,532	278,040	287,838
$ 276,393	$ 260,907	$ 246,981	$ 206,893	$ 182,880	$ 189,190	$ 193,914
112,905	101,242	93,722	83,262	70,404	70,216	74,356
9,449	6,900	5,138	5,644	5,887	4,343	4,892
1,449	1,794	1,795	2,560	2,785	2,735	2,392
524	2,439	1,708	–	–	–	372
400,720	373,282	349,344	298,359	261,956	266,484	275,926
6,577	6,334	5,872	3,373	3,179	2,846	2,259
425	425	–	–	–	–	–
–	–	–	–	–	–	–
119	66	40	20	9	–	–
15,954	13,725	10,650	9,540	8,518	8,292	9,203
(1,671)	(918)	(696)	(265)	(130)	418	450
21,404	19,632	15,866	12,668	11,576	11,556	11,912
$ 422,124	$ 392,914	$ 365,210	$ 311,027	$ 273,532	$ 278,040	$ 287,838

2007	2006	2005	2004	2003	2002	2001
$ 6,924	$ 6,371	$ 6,008	$ 5,773	$ 5,437	$ 5,143	$ 4,224
7,357	6,821	5,951	4,928	4,455	4,959	6,477
14,281	13,192	11,959	10,701	9,892	10,102	10,701
–	1,559	–	–	–	–	–
645	409	55	(386)	186	2,925	920
8,975	8,815	8,844	8,052	8,395	7,782	8,684
4,661	5,527	3,060	3,035	1,311	(605)	1,097
853	874	699	803	322	(445)	(206)
95	184	132	–	–	–	3
284	134	–	–	–	–	–
3,997	4,603	2,229	2,232	989	(160)	1,300
20	22	–	–	–	–	–
$ 3,977	$ 4,581	$ 2,229	$ 2,232	$ 989	$ (160)	$ 1,300

2007	2006	2005	2004	2003	2002	2001
$ 6,924	$ 6,371	$ 6,021	$ 5,773	$ 5,437	$ 5,143	$ 4,224
7,148	6,862	6,077	5,006	4,500	4,919	6,127
14,072	13,233	12,098	10,779	9,937	10,062	10,351
–	–	–	–	–	–	–
705	441	319	336	423	1,475	620
8,390	8,260	7,887	7,126	6,912	6,784	6,955
4,977	4,532	3,892	3,317	2,602	1,803	2,776
1,000	1,107	899	832	657	389	698
119	211	132	–	–	–	3
331	162	–	–	–	–	–
4,189	3,376	2,861	2,485	1,945	1,414	2,075
20	22	–	–	–	–	–
$ 4,169	$ 3,354	$ 2,861	$ 2,485	$ 1,945	$ 1,414	$ 2,075

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of income taxes, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying Management's Discussion and Analysis. Adjusted results are presented from 2001 to allow for sufficient years for historical comparison. Adjusted results shown for years prior to 2006 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period, except as noted. See the following page for a reconciliation with reported results.

[2] Effective 2008, treasury shares have been reclassified from common and preferred shares and shown separately. Prior to 2008, the amounts for treasury shares are not reasonably determinable.

Ten-year Statistical Review

Reconciliation of Non-GAAP Financial Measures[1]

(millions of Canadian dollars)	2010	2009	2008
Net income available to common shareholders – reported	**$ 4,450**	$ 2,953	$ 3,774
Items of note affecting net income, net of income taxes			
Amortization of intangibles	**467**	492	404
Reversal of Enron litigation reverse	**–**	–	(323)
Decrease / (Increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**(5)**	450	(118)
Gain relating to restructuring of VISA	**–**	–	–
TD Banknorth restructuring, privatization and merger-related charges	**–**	–	–
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	**69**	276	70
Decrease / (Increase) in fair value of credit default swaps hedging the corporate loan book	**4**	126	(107)
Other tax items[2]	**(11)**	–	34
Provision for (release of) insurance claims	**(17)**	–	20
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	**(44)**	178	–
Settlement of TD Banknorth shareholder litigation	**–**	39	–
FDIC special assessment charge	**–**	35	–
Amortization of goodwill	**–**	–	–
Dilution gain on Ameritrade transaction, net of costs	**–**	–	–
Dilution loss on the acquisition of Hudson by TD Banknorth	**–**	–	–
Balance sheet restructuring charge in TD Banknorth	**–**	–	–
Wholesale banking restructuring charge	**–**	–	–
Goodwill impairment	**–**	–	–
Sale of Wealth Management's Mutual Funds record keeping business	**–**	–	–
Special Investment Real Estates gains	**–**	–	–
General reserves	**–**	–	–
Non-core portfolio loan loss recoveries (sectoral related)	**–**	–	–
Loss on structured derivative portfolios	**–**	–	–
Tax charge related to reorganizations	**–**	–	–
Preferred share redemption	**–**	–	–
Initial set up of specific allowance for credit card and overdraft loans	**–**	–	–
Litigation charge	**–**	–	–
Agreement with Canada Revenue Agency	**121**	–	–
Total items of note	**584**	1,596	(20)
Net income available to common shareholders – adjusted	**$ 5,034**	$ 4,549	$ 3,754

Condensed Consolidated Statement of Changes in Shareholders' Equity

(millions of Canadian dollars)	2010	2009	2008
Common shares	**$ 16,730**	$ 15,357	$ 13,278
Preferred shares	**3,395**	3,395	1,875
Treasury shares[3]	**(92)**	(15)	(79)
Contributed surplus	**305**	336	392
Retained earnings	**20,959**	18,632	17,857
Accumulated other comprehensive income (loss)	**1,005**	1,015	(1,649)
Total shareholders' equity	**$ 42,302**	$ 38,720	$ 31,674

Other Statistics – Reported

			2010	2009	2008
Per common share	1	Basic earnings	**$ 5.13**	$ 3.49	$ 4.90
	2	Diluted earnings	**5.10**	3.47	4.87
	3	Dividends	**2.44**	2.44	2.36
	4	Book value	**44.29**	41.13	36.78
	5	Closing market price	**73.45**	61.68	56.92
	6	Closing market price to book value	**1.66**	1.50	1.55
	7	Closing market price appreciation	**19.1%**	8.4%	(20.2)%
	8	Total shareholder return	**23.4**	13.6	(17.1)
Performance ratios	9	Return on total common equity	**12.1%**	8.4%	14.4%
	10	Return on risk-weighted assets	**2.43**	1.56	2.22
	11	Efficiency ratio	**62.2**	68.4	64.8
	12	Net interest rate margin	**2.35**	2.54	2.22
	13	Common dividend payout ratio	**47.6**	70.3	49.0
	14	Dividend yield[4]	**3.5**	4.8	3.8
	15	Price earnings ratio[5]	**14.4**	17.8	11.7
Asset quality	16	Impaired loans net of specific allowance as a % of net loans[6]	**1.00%**	0.67%	0.35%
	17	Net impaired loans as a % of common equity	**7.14**	4.96	2.70
	18	Provision for credit losses as a % of net average loans[6]	**0.62**	0.97	0.50
Capital ratios	19	Tier 1 capital ratio	**12.2%**	11.3%	9.8%
	20	Total capital ratio	**15.5**	14.9	12.0
Other	21	Common equity to total assets	**6.3**	6.3	5.3
	22	Number of common shares outstanding (thousands)[7]	**878,497**	858,822	810,121
	23	Market capitalization (millions of Canadian dollars)	**$ 64,526**	$ 52,972	$ 46,112
	24	Average number of employees[8]	**68,725**	65,930	58,792
	25	Number of retail outlets[9]	**2,449**	2,205	2,238
	26	Number of retail brokerage offices	**105**	190	249
	27	Number of Automated Banking Machines	**4,550**	4,197	4,147

Other Statistics – Adjusted

			2010	2009	2008
Per common share	1	Basic earnings	**$ 5.81**	$ 5.37	$ 4.92
	2	Diluted earnings	**5.77**	5.35	4.88
Performance ratios	3	Return on total common equity	**13.7%**	12.9%	14.3%
	4	Return on risk-weighted assets	**2.63**	2.27	2.18
	5	Efficiency ratio	**58.6**	59.2	64.6
	6	Common dividend payout ratio	**42.1**	45.6	49.3
	7	Price earnings ratio[5]	**12.7**	11.6	11.6

2007	2006	2005	2004	2003	2002	2001
$ 3,977	$ 4,581	$ 2,229	$ 2,232	$ 989	$ (160)	$ 1,300
353	316	354	477	491	634	440
–	–	–	–	–	–	–
–	–	–	–	–	–	–
(135)	–	–	–	–	–	–
43	–	–	–	–	–	–
–	–	–	–	–	–	–
(30)	(7)	(17)	50	–	–	–
–	24	(98)	–	–	–	75
–	–	–	–	–	–	–
(39)	(39)	(23)	(43)	(100)	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	189
–	(1,665)	–	–	–	–	–
–	72	–	–	–	–	–
–	19	–	–	–	–	–
–	35	29	–	110	–	138
–	–	–	–	507	–	–
–	–	–	–	–	(32)	–
–	–	–	–	–	–	(275)
–	–	–	–	–	–	208
–	–	(127)	(426)	(52)	972	–
–	–	100	–	–	–	–
–	–	163	–	–	–	–
–	–	13	–	–	–	–
–	18	–	–	–	–	–
–	–	238	195	–	–	–
–	–	–	–	–	–	–
192	(1,227)	632	253	956	1,574	775
$ 4,169	$ 3,354	$ 2,861	$ 2,485	$ 1,945	$ 1,414	$ 2,075

2007	2006	2005	2004	2003	2002	2001
$ 6,577	$ 6,334	$ 5,872	$ 3,373	$ 3,179	$ 2,846	$ 2,259
425	425	–	–	–	–	–
–	–	–	–	–	–	–
119	66	40	20	9	–	–
15,954	13,725	10,650	9,540	8,518	8,292	9,203
(1,671)	(918)	(696)	(265)	(130)	418	450
$ 21,404	$ 19,632	$ 15,866	$ 12,668	$ 11,576	$ 11,556	$ 11,912

2007	2006	2005	2004	2003	2002	2001
$ 5.53	$ 6.39	$ 3.22	$ 3.41	$ 1.52	$ (0.25)	$ 2.07
5.48	6.34	3.20	3.39	1.51	(0.25)	2.05
2.11	1.78	1.58	1.36	1.16	1.12	1.09
29.23	26.77	22.29	19.31	17.64	17.91	18.97
71.35	65.10	55.70	48.98	43.86	29.35	35.94
2.44	2.43	2.50	2.54	2.49	1.64	1.89
9.6%	16.9%	13.7%	11.7%	49.4%	(18.3)%	(14.3)%
13.0	20.3	17.2	15.1	54.4	(15.7)	(11.9)
19.3%	25.5%	15.3%	18.5%	8.7%	(1.3)%	11.3%
2.69	3.37	1.88	2.22	0.92	(0.05)	1.08
62.8	59.8	74.0	75.2	84.9	77.0	81.2
2.06	2.02	2.09	2.26	2.16	2.00	1.68
38.1	27.9	49.3	39.9	76.2	–	52.6
3.0	2.9	3.0	3.0	3.2	3.2	2.7
13.0	10.3	17.4	14.5	29.0	–	17.5
0.20%	0.16%	0.14%	0.21%	0.71%	1.11%	0.84%
1.74	1.41	1.37	2.14	7.64	12.56	9.13
0.37	0.25	0.04	(0.30)	0.15	2.24	0.71
10.3%	12.0%	10.1%	12.6%	10.5%	8.1%	8.4%
13.0	13.1	13.2	16.9	15.6	11.6	11.9
5.0	4.9	4.3	4.1	4.2	4.2	4.1
717,814	717,416	711,812	655,902	656,261	645,399	628,451
$ 51,216	$ 46,704	$ 39,648	$ 32,126	$ 28,784	$ 18,942	$ 22,587
51,163	51,147	50,991	42,843	42,538	44,470	45,565
1,733	1,705	1,499	1,034	1,093	1,178	1,294
211	208	329	256	270	283	284
3,344	3,256	2,969	2,407	2,638	2,608	2,777

2007	2006	2005	2004	2003	2002	2001
$ 5.80	$ 4.70	$ 4.17	$ 3.80	$ 2.99	$ 2.21	$ 3.31
5.75	4.66	4.14	3.77	2.98	2.18	3.27
20.3%	18.7%	19.6%	20.6%	17.1%	11.6%	18.0%
2.80	2.46	2.42	2.39	1.35	0.45	1.42
59.6	62.4	65.2	66.1	69.6	67.4	67.2
36.4	38.1	38.4	35.8	38.8	50.8	33.0
12.4	14.0	13.5	13.0	14.7	13.5	11.0

[1] Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

[2] For 2004, does not include the impact of future tax increase of $17 million reported in the report to shareholders for the quarter ended January 31, 2004. For 2006, the impact of future tax decreases of $24 million on adjusted earnings is included in other tax items.

[3] Effective 2008, treasury shares have been reclassified from common and preferred shares and shown separately. Prior to 2008, the amounts for treasury shares are not reasonably determinable.

[4] Dividends paid during the year divided by average of high and low common share prices for the year.

[5] Beginning in 1999, the price earnings ratio is computed using diluted net income per common share. Prior to 1999, the price earnings ratio is computed using basic net income per common share.

[6] Includes customers' liability under acceptances.

[7] Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.

[8] Reflects the number of employees on an average full-time equivalent basis. Prior to 2002, the number of employees is on an "as at" full-time equivalent basis.

[9] Includes retail bank outlets, private client centre branches, and estates and trusts branches.

GLOSSARY

Financial and Banking Terms

Adjusted Results: A non-GAAP financial measure used to assess each of the Bank's businesses and to measure the Bank's overall performance.

Allowance for Credit Losses: Total allowance for credit losses consists of specific and general allowances. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb credit-related losses in the lending portfolio.

Alt-A Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime of lending criteria. However, characteristics about the mortgage such as loan to value (LTV), loan documentation, occupancy status or property type, etc., may cause the mortgage not to qualify under standard underwriting programs.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Assets under Administration: Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet.

Assets under Management: Assets that are beneficially owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

Asset-backed Securities (ABS): A security whose value and income payments are derived from and collateralized (or "backed") by a specified pool of underlying assets.

Average Earnings Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Collateralized Debt Obligation (CDO): Collateralized securities with multiple tranches that are issued by special purpose entities (SPEs). Each tranche offers a varying degree of risk and return to meet investor demand. In the event of a default, interest and principal payments are made in order of seniority.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Economic Profit: A tool to measure shareholder value creation. Economic profit is the Bank's adjusted net income less preferred dividends and a charge for average invested capital.

Efficiency Ratio: Non-interest expenses as a percentage of total revenue, the efficiency ratio measures the efficiency of the Bank's operations.

Effective Interest Rate: Discount rate applied to estimated future cash payments or receipts over the expected life of the financial instrument (or, when appropriate), a shorter period, to arrive at the net carrying amount of the financial asset or liability.

Fair Value: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forward Contracts: Contracts that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date.

Hedging: A risk management technique intended to mitigate the Bank's exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Mark-to-Market: A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.

Net Interest Margin: Net interest income as a percentage of average earning assets.

Notional: A reference amount on which payments for derivative financial instruments are based.

Office of the Superintendent of Financial Institutions Canada (OSFI): The regulator of Canadian federally chartered financial institutions and federally administered pension plans.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.

Prime Jumbo Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria and standard mortgage characteristics. However, the size of the mortgage exceeds the maximum size allowed under government sponsored mortgage entity programs.

Provision for Credit Losses (PCL): Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders' Equity: Net income available to common shareholders as a percentage of average common shareholders' equity. A broad measurement of a bank's effectiveness in employing shareholders' funds.

Return on Invested Capital (ROIC): A measure of shareholder value calculated as adjusted net income less preferred dividends, divided by average invested capital.

Risk-weighted Assets (RWA): Assets calculated by applying a regulatory predetermined risk-weight factor to on and off-balance sheet exposure. The risk-weight factors are established by the Office of the Superintendent of Financial Institutions Canada to convert on and off-balance sheet exposures to a comparable risk level.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.

Taxable Equivalent Basis (TEB): A non-GAAP financial measure that increases revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to an equivalent before-tax basis to facilitate comparison of net interest income from both taxable and tax-exempt sources.

Tier 1 Capital Ratio: Tier 1 capital represents the more permanent forms of capital, consisting primarily of common shareholders' equity, retained earnings, preferred shares and innovative instruments. Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).

Total Capital Ratio: Total capital is defined as the total of net Tier 1 and Tier 2 capital. Total capital ratio is calculated as total capital divided by RWA.

Total Shareholder Return (TSR): The change in market price plus dividends paid during the year as a percentage of the prior year's closing market price per common share.

Value-at-Risk (VaR): A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

Variable Interest Entities (VIEs): Entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.

Shareholder and Investor Information

MARKET LISTINGS

The common shares of The Toronto-Dominion Bank are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TD." The Toronto-Dominion Bank preferred shares are listed on the Toronto Stock Exchange.

Further information regarding the Bank's listed securities, including ticker symbols and CUSIP numbers, is available on our website at www.td.com under Investor Relations/Share Information or by calling TD Shareholder Relations at 1-866-756-8936 or 416-944-6367 or by e-mailing tdshinfo@td.com.

AUDITORS FOR FISCAL 2010

Ernst & Young LLP

DIVIDENDS

Direct dividend depositing: Shareholders may have their dividends deposited directly to any bank account in Canada or the U.S. For this service, please contact the Bank's transfer agent at the address below.

U.S. dollar dividends: Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the Bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by contacting the Bank's transfer agent. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after the record date or as otherwise advised by the Bank.

Dividend information for 2011 is available at www.td.com under Investor Relations/Share Information. Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of the Bank.

DIVIDEND REINVESTMENT PLAN

For information regarding the Bank's dividend reinvestment plan, please contact our transfer agent or visit our website at www.td.com under Investor Relations/Share Information.

IF YOU	AND YOUR INQUIRY RELATES TO	PLEASE CONTACT
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports	**Transfer Agent** CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 416-643-5500 or toll-free at 1-800-387-0825 inquiries@cibcmellon.com or www.cibcmellon.com
Hold your TD shares through the Direct Registration System in the U.S.	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports	**Co-Transfer Agent and Registrar** BNY Mellon Shareowner Services P.O. Box 358015 Pittsburgh, Pennsylvania 15252-8015 or 480 Washington Boulevard Jersey City, New Jersey 07310 1-866-233-4836 TDD for hearing-impaired: 1-800-231-5469 Shareholders outside of U.S.: 201-680-6578 TDD shareholders outside of U.S.: 201-680-6610 www.bnymellon.com/shareowner/equityaccess
Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

TD SHAREHOLDER RELATIONS

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Shareholders may communicate directly with the independent directors through the Chairman of the Board by writing to:

Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

or you may send an e-mail c/o TD Shareholder Relations at tdshinfo@td.com. E-mails addressed to the Chairman received from shareholders and expressing an interest in communicating directly with the independent directors via the Chairman will be provided to Mr. Thompson.*

*Effective January 1, 2011, Brian M. Levitt will be Chairman of the Board.

HEAD OFFICE

The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario M5K 1A2
Tel: 416-982-8222
Fax: 416-982-5671

Product and service information 24 hours a day, seven days a week:

In Canada contact TD Canada Trust
1-866-567-8888
In the U.S. contact TD Bank,
America's Most Convenient Bank
1-888-751-9000
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing-impaired:
1-800-361-1180
General information:
Contact Corporate and Public Affairs
416-982-8578

Website: In Canada: www.td.com
In the U.S.: www.tdbank.com
E-mail: customer.service@td.com
(Canada only; U.S. customers can e-mail customer service via www.tdbank.com)

ANNUAL MEETING

March 31, 2011
9:30 a.m. (Pacific)
Victoria Conference Centre
Victoria, British Columbia

SUBORDINATED NOTES SERVICES

Trustee for subordinated notes:
Computershare Trust Company of Canada
Corporate Trust Services
100 University Avenue, 8th Floor, South Tower
Toronto, Ontario M5J 2Y1

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
C.P. 1, Toronto-Dominion Centre
Toronto (Ontario) M5K 1A2

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